Form 20-F
Australian Oilseeds Holdings Ltd
filed 2024-03-27
CIK 1959994

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 21, 2024

For the transition period from _______________ to _______________

Commission File Number: 001-41986

AUSTRALIAN OILSEEDS HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

126 – 142 Cowcumbla Street, Cootamundra
Site 2: 52 Fuller Drive Cootamundra
PO Box 263 Cootamundra, Australia 2590
(Address of principal executive offices)

Gary Seaton, Chief Executive Officer
126 – 142 Cowcumbla Street, Cootamundra
Site 2: 52 Fuller Drive Cootamundra
PO Box 263 Cootamundra, Australia 2590
Tel: +02 6942 4347
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Ordinary Shares, par value $.0001 per share	COOT	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	COOTW	The Nasdaq Stock Market LLC

Securities for registered or to be registered pursuant to Section 12(g) of the Act: None

Securities which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: As of March 27, 2024, the issuer had 23,224,102 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP

☒ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On March 21, 2024 (the “Closing Date”), Australian Oilseeds Holdings Limited., a Cayman Islands exempted company (“Australian Oilseeds” or the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of December 5, 2022 (as amended on March 31, 2023 and December 7, 2023 (the “Business Combination Agreement”), between the Company, EDOC Acquisition Corp., a Cayman Islands exempted company (“EDOC”), American Physicians LLC, a Delaware limited liability company, in the capacity as the representative, from and after the Closing Date for the shareholders of Purchaser and the Company (other than the Sellers (as defined below)) in accordance with the terms and conditions of the Business Combination Agreement (the “Purchaser Representative”), AOI Merger Sub, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (“Merger Sub”), Australian Oilseeds Investments Pty Ltd., an Australian proprietary company (“AOI”), Gary Seaton, in his capacity as the representative for the Sellers, in accordance with the terms and conditions of the Business Combination Agreement (the “Seller Representative”), and each of the holders of AOI’s outstanding ordinary shares named on Annex I to the Business Combination Agreement (the “Primary Sellers”), as amended from time to time, to include subsequent parties that execute and deliver to Purchaser, the Company and AOI, a Joinder (the “Joining Sellers”), and the holders of AOI’s outstanding ordinary shares who are bound by the provisions of the Business Combination Agreement pursuant to the drag-along rights set forth in AOI’s memorandum and articles of association (the “Drag-Along Sellers,” and collectively with the Joining Sellers, the “Sellers”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.”

Pursuant to the Business Combination Agreement, on the Closing Date, EDOC merged with and into Merger Sub, with EDOC continuing as the surviving entity (the “Merger”), as a result of which, EDOC became a wholly-owned subsidiary of the Company, and each issued and outstanding security of EDOC prior to the Closing Date was cancelled in exchange for the receipt of substantially identical securities of the Company. Also on the Closing Date, the Company acquired all of the issued and outstanding ordinary shares of AOI (the “Purchased Shares”) from the Sellers in exchange for the Company’s ordinary shares (“Company Ordinary Shares”) par value $0.0001 per share (the “Share Exchange”).

More specifically, pursuant to the Business Combination Agreement, at the effective time of the Business Combination (the “Effective Time”):

(i)	Each holder of EDOC pre-transaction privately-held Class A ordinary shares and the Class B ordinary share (the “EDOC Ordinary Shares”) received a number of Company Ordinary Shares, which are listed under the ticker “COOT” (less 200,000 Class A ordinary shares that were forfeited to the Company);

(ii)	Each holder of AOI ordinary shares received Company Ordinary Shares on a one-for-one basis (the “Exchange Shares”);

(iii)	Each holder of EDOC’s public Class A ordinary shares received Company Ordinary Shares on a one-for-one basis;

(iv)	EDOC’s warrants terminated and were exchanged for warrants of the Company (the “Warrants”), which Warrants are listed on the Nasdaq under “COOTW”;

(v)	Each holder of EDOC’s rights (the “Rights”) received 1/10 of a Company Ordinary Share for each such Right, as set forth herein;

(vi)	EDOC’s Rights will no longer be traded;

(vii)	EDOC’s 479,000 placement units (“Placement Units”) were exchanged for Company Ordinary Shares and Warrants of the Company; and

(viii)	EDOC’ $1,500,000 of convertible promissory notes that were convertible at Closing into Company Ordinary Shares (“Convertible Shares”) and warrants (“Convertible Warrants”).

In connection with the closing of the Business Combination, EDOC and/or the Company entered into or amended, as applicable, certain agreements with their vendors or service providers, including the underwriter in EDOC’s IPO, to pay various business combination transaction expenses otherwise due at Closing, including deferral agreements with vendors or service providers, requiring deferred cash payments by the registrant to such parties to be satisfied over specified time periods after Closing, and certain other fee modification agreements with vendors or service providers pursuant to which such parties received newly issued Ordinary Shares at Closing and/or deferred cash payments (or a combination of both). Pursuant to such agreements, an aggregate of 840,891 Company Ordinary Shares (694,391 to Arc Group Limited and 146,500 to I-Bankers Securities, Inc.) were issued to such providers.

In addition, in connection with the closing of the Business Combination, the Company closed the private placement of the Arena Warrants and Debentures pursuant to the Securities Purchase Agreement dated August 23, 2023 between the Company, AOI, EDOC, certain AOI subsidiaries and Arena Investors, LP (the “PIPE Investors”) and executed the Arena Transaction Documents including the 10% Original Issue Discount Secured Convertible Debenture, the Arena Warrant, the Registration Rights Agreement and related documents (each, as defined in the Proxy Statement/Prospectus (as defined below)).

Pursuant to lock-up agreements entered into with the applicable party, certain holders of Company Ordinary Shares as of the Closing, including certain affiliates of the Company and EDOC, agreed, among other things, that such party’s Ordinary Shares may not be transferred for a period after the Closing. Following the closing of the Business Combination, of the 23,224,102 Ordinary shares that were issued and outstanding as of the Closing Date, approximately 17,088,324 Ordinary Shares (or approximately 73.6% of the total issued and outstanding Ordinary Shares) are subject to a lock-up for six months after Closing.

In addition, at the Closing, the Company, the Primary Sellers, the Purchaser Representative, the Seller Representative and the Escrow Agent entered into an escrow agreement (the “Subscription Escrow Agreement”), pursuant to which a number of Exchange Shares equal to 15% of the estimated Exchange Consideration issuable to the Sellers at the Closing (such Exchange Shares, together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted the “Escrow Shares”) are subject to the restrictions of the Escrow Agreement and shall be held by the Escrow Agent, along with any dividends, distributions or income thereon (together with the Escrow Shares, the “Escrow Property”) in a segregated account (the “Escrow Account”) and disbursed in accordance with the Business Combination Agreement and the Subscription Escrow Agreement. The Escrow Shares will be held in the Escrow Account for a period of 12 months after the Closing and shall be the sole and exclusive source of payment for any post-Closing purchase price adjustment and for any post-closing indemnification claims (other than certain fraud claims and breaches of AOI and the Sellers’ fundamental representations, as in the Business Combination Agreement). At the 12-month anniversary of the Closing, on March 21, 2025, all remaining Escrow Property will be released to the Sellers in accordance with the Business Combination Agreement. However, an amount of Escrow Property equal to the value of any pending and unresolved claims will remain in the Escrow Account until finally resolved.

The transaction was unanimously approved by the board of directors of EDOC and was approved at the extraordinary general meeting of EDOC’s shareholders held on March 6, 2024 (the “Special Meeting”). EDOC’s shareholders also voted to approve all other proposals presented at the Special Meeting. As a result of the Business Combination, AOI and EDOC became wholly-owned direct subsidiaries of the Company. On March 22, 2024, the Ordinary Shares and public warrants of the Company (the “Public Warrants”) commenced trading on the Nasdaq Capital Market, or “Nasdaq,” under the symbols “COOT” and “COOTW,” respectively.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to (i) “we,” “us,” “our,” “Company” or “Australian Oilseeds” refer to Australian Oilseeds Holdings Limited., a Cayman Islands exempted company incorporated in the Cayman Islands, and its consolidated subsidiaries, (ii) “EDOC” refers to EDOC Acquisition Corp., a Cayman Islands exempted company, and (iii) “AOI” refers to Australian Oilseeds Investments Pty Ltd., an Australian proprietary company.

Certain amounts that appear in this Report may not sum due to rounding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations, including as they relate to the Business Combination. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Report, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements may include statements, among other things, relating to:

●	the benefits of the Business Combination;

●	the potential market size and the assumptions and estimates related to the Business Combination;

●	the future financial and business performance of the Company and its subsidiaries, including AOI, following the Business Combination;

●	the commercial success of mineral properties under development by AOI or the Company;

●	general economic conditions and conditions affecting the industries in which AOI and the Company operate;

●	expansion and other plans and opportunities; and

●	other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section of this Report and the “Risk Factors” section in the Company’s proxy statement/prospectus, dated September 18, 2023, as supplemented by that proxy statement/prospectus supplement No. 1, dated December 18, 2023, supplement No. 2, dated January 17 18, 2024, and supplement No. 3, dated January 30, 2024 (the “Proxy Statement/Prospectus”), forming a part of Registration Statement on Form F-4 (File No. 333-274552), as amended, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2022 and declared effective on February 6, 2024 (the “Form F-4”), which section is incorporated herein by reference. These forward-looking statements are based on information available as of the date of this Report, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in Item 6.A of this Report. The business address for each of the Company’s directors and executive officers is Australian Oilseeds Holdings Limited, 126 – 142 Cowcumbla Street, Cootamundra, Australia.

B. Advisers

Rimon, P.C. has acted as U.S. securities counsel for AOI and the Company and continues to act as U.S. securities counsel for the Company following the completion of the Business Combination.

Stuarts Humphries (Cayman Islands) has acted as counsel for the Company with respect to Cayman Islands law and continues to act as counsel for the Company with respect to Cayman Islands law following the completion of the Business Combination.

C. Auditors

Marcum LLP has acted as EDOC’s independent registered public accounting firm as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021.

BF Borgers CPA PC has acted as AOI’s independent registered public accounting firm as of June 30, 2023 and 2022 and for each of the two years in the period ended June 30, 2023.

We intend to retain BF Borgers CPA PC as the Company’s independent registered public accounting firm.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of June 30, 2023, before giving effect to the Business Combination and the PIPE Financing (as defined in the Proxy Statement/Prospectus):

Proforma Combined
As of June 30, 2023	USD
Cash and cash equivalents	$124,730
Equity:
Share capital	3,602
Reserves	19,758,311
Retained earnings	(21,062,534)
Total equity	46,845
Total capitalization	$

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company and AOI are described in the Proxy Statement/Prospectus under the heading “Risk Factors,” which information is incorporated herein by reference.

Item 4. Information on the Company

A. History and Development of the Company

Australian Oilseeds is a Cayman Islands exempted company incorporated in the Cayman Islands on December 29, 2022. For further information on the Business Combination, see “Explanatory Note” above. The history and development of the Company and the material terms of the Business Combination are described in the Proxy Statement/Prospectus under the headings “Information Related to Pubco,” “Summary of the Proxy Statement/Prospectus,” “The Business Combination Proposal,” “The Business Combination Proposal — Business Combination Agreement and Related Agreements” and “Description of Pubco Securities,” which are incorporated herein by reference.

The Company owns no material assets other than its equity interests in its wholly owned subsidiaries.

The history and development of AOI is described in the Proxy Statement/Prospectus under the headings “Business of AOI” and “AOI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company’s registered office is c/o Kensington House, 69 Dr. Roy’s Drive, P.O. Box 2510, George Town, Grand Cayman KY1-1104, Cayman Islands. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov.

B. Business Overview

Prior to the closing of the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Following, and as a result of, the Business Combination, all of the Company’s business is conducted through AOI and its subsidiaries. Information regarding the business of AOI is included in the Proxy Statement/Prospectus under the headings “Information Related to Pubco,” “Summary of the Proxy Statement/Prospectus,” “The Business Combination Proposal,” “The Business Combination Proposal — Business Combination Agreement and Related Agreements” and “Description of Pubco Securities,” which are incorporated herein by reference and in Item 5 of this Report.

C. Organizational Structure

Upon consummation of the Business Combination, each of EDOC and AOI became wholly-owned direct subsidiaries of Australian Oilseeds. The diagram below depicts a simplified version of Australian Oilseeds immediately following the consummation of the Business Combination.

D. Property, Plants and Equipment

Information regarding the Company’s property, plants and equipment is described in the Proxy Statement/Prospectus under the headings “Business of AOI” and “AOI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which information is incorporated herein by reference.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The discussion and analysis of the financial condition and results of operations of the Company is described in the Proxy Statement/Prospectus under the section titled “AOI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which information is incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “AOI’s Management’s Discussion and Analysis of Financial Condition And Results of Operations,” which information is incorporated herein by reference.

B. Compensation

Decisions regarding the executive compensation program will be made by the compensation committee of the Company’s board of directors. The Company intends to develop an executive compensation program that is designed to align compensation with business objectives and the creation of shareholder value, while enabling the Company to attract, retain, incentivize and reward individuals who contribute to its long-term success.

The terms of the Company’s equity incentive plan are described in the Company’s Proxy Statement/Prospectus under the heading “The Equity Incentive Plan Proposal — Summary of the Incentive Plan,” which information is incorporated by reference herein.

Indemnification

The Company has entered into indemnification agreements with each of its officers and directors. Information regarding such indemnification agreements is included in the Proxy Statement/Prospectus under the section titled “Management of PubCo Following the Business Combination — Indemnification of Directors and Officers” and is incorporated herein by reference.

C. Board Practices

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco After the Business Combination,” which information is incorporated herein by reference.

D. Employees

Information regarding the employees of the Company is included in the Proxy Statement/Prospectus under the section titled “Business of AOI — Employees,” which information is incorporated herein by reference.

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of the date hereof by:

●	each person known by us to be the beneficial owner of more than 5% of outstanding Ordinary Shares

●	each of the Company’s executive officers and directors; and

●	all of the Company’s directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

As of the date hereof, there are 23,224,102 Ordinary Shares issued and outstanding. This amount does not include (i) the 4,500,000 Ordinary Shares subsequent to the closing of the Business Combination conditioned upon exercise of the Public Warrants, (ii) the 315,000 Ordinary Shares subsequent to the closing of the Business Combination conditioned upon exercise of the Private Warrants, (iii) 225,000 Ordinary Shares underlying the placement warrants, and (iv) the Ordinary Shares pursuant to the Arena Warrants granting the PIPE Investors the right to purchase the number of Ordinary Shares underlying the Warrants equal to 25% of the total principal amount of the related Debenture purchased by the PIPE Investor on the applicable closing date divided by 92.5% of the average of the three (3) lowest daily VWAP of the Ordinary Shares for the ten (10) consecutive trading day period ended on the last trading day immediately preceding such closing date, subject to adjustment upon the occurrence of certain events as set forth in such Arena Warrant be exercisable at the exercise price set forth in the Arena Warrants, as may be adjusted pursuant to the terms of the Arena Warrants, each as defined in the Proxy Statement/Prospectus.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner	Number of Ordinary Shares Owned	Percentage of Outstanding Ordinary Shares
Directors and Executive Officers (1)
Gary Seaton(2)	13,551,755	58.4%
Bob Wu	—	—
Kapil Singh(3)	3,371,569	14.5%
Kevin Chen (4)	209,988	*
Gowri Shankar	—	—
Menaka Athukorala	—	—
All directors and executive officers as a group (6 individuals)	—	—
	—	—
Other 5% Shareholders	—	23,224,102

*	Less than 1%.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals after the Business Combination is c/o Australian Oilseeds Holdings Limited, Kensington House, 69 Dr. Roy’s Drive, P.O. Box 2510, George Town, Grand Cayman KY1-1104, Cayman Islands.
(2)	JSKS Enterprises Pty. Ltd. is the record holder of the shares reported herein. Mr. Gary Seaton, Chief Executive Officer of the Company, is the 100% owner of JSKS Enterprises Pty. Ltd. and may be deemed the beneficial owner of the Ordinary Shares owned by JSKS Enterprises Pty. Ltd. Gary Seaton has voting power with respect to any securities held by JSKS Enterprises Pty. Ltd. with respect to the Ordinary Shares.
(3)	KGV Global FZE is the record holder of the shares reported herein. Mr. Kapil Singh, Director of the Company, holds 100% voting power of KGV Global FZE and may be deemed the beneficial owner of the Ordinary Shares owned by KGV Global FZE. Kapil Singh has voting power with respect to any securities held by KGV Global FZE with respect to the Ordinary Shares.
(4)	Mr. Kevin Chen is former Chief Executive Officer and former Chairman of the board of directors of EDOC.
(5)	Represents the number of Ordinary Shares subject to issue to Arena Investors, LP (the “PIPE Investor”) pursuant to the Securities Purchase Agreement, whereby the PIPE Investor a 10% original issue discount secured convertible Debenture (the “Debentures”) and warrants (the “Arena Warrants”) of the Company for the sum of $2,000,000 minus $1,000,000 presenting the first closing reserve amount. The business address of Arena Investors, LP is 405 Lexington Ave, New York, NY 10174.

B. Related Party Transactions

Information pertaining to the Company’s related party transactions is set forth in the Proxy Statement/Prospectus under the heading “Certain Relationships and Related Person Transactions,” which is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 of this Report for financial statements and other financial information.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings or be subject to claims that arise in the ordinary course of our business, the outcomes of which are subject to uncertainty. Any claims against us, whether meritorious or not, can be time-consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources. We are not currently a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business or financial condition.

Dividend Policy

Following completion of the Business Combination, the Company’s board of directors will consider whether or not to institute a dividend policy. It is the present intention of the Company to retain any earnings for use in its business operations and, accordingly, the Company does not anticipate its board of directors declaring any dividends in the foreseeable future.

B. Significant Changes

A discussion of significant changes since June 30, 2022 and June 30, 2023, respectively, is provided under Item 5 of this Report and is incorporated herein by reference.

Item 9. The Offer and Listing

A. Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “COOT” and “COOTW,” respectively. Holders of Ordinary Shares and Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or Public Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 400 unrestricted round lot shareholders. A delisting of the Ordinary Shares or Public Warrants will likely affect the liquidity of the Ordinary Shares or Public Warrants and could inhibit or restrict the ability of the Company to raise additional financing.

Lock-up Period

Information regarding the lock-up restrictions applicable to the holders of all Ordinary Shares, other than the PIPE Investors, the EDOC’s public shareholders and certain Sellers of AOI holding a minority ownership, is included in the Proxy Statement/Prospectus under the heading “Summary of the Material Terms of the Business Combination — Related Agreements — Lock-up Agreements” and is incorporated herein by reference.

Pursuant to lock-up agreements entered into with the applicable party, all holders of Ordinary Shares as of the Closing, other than the PIPE Investors, the EDOC’s public shareholders and certain Sellers of AOI holding a minority ownership, agreed, among other things, that such party’s Ordinary Shares may not be transferred for a period after the Closing. Following the closing of the Business Combination, of the 23,224,102 Ordinary shares that were issued and outstanding as of the Closing Date, approximately 17,088,324 Ordinary Shares (or approximately 73.6% of the total issued and outstanding Ordinary Shares) are subject to a lock-up for up (A) with respect to 50% of such Ordinary Shares, during the period commencing from the Closing and ending on the earliest of (x) the six (6) month anniversary of the Closing Date, (y) commencing after the three (3) month anniversary of the Closing, the date on which the closing sale price of the Ordinary Shares equals or exceeds $12.50 per share for any twenty (20) trading days within any thirty (30) trading day period commencing after the Closing (or if earlier, the date on which the Company consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Company’s shareholders having the right to exchange their equity holdings in the Company for cash, securities or other property) and (B) and with respect to the remaining 50% of such Ordinary Shares, during the period commencing from the Closing and ending on the earlier or the date that is six (6) months after the date of the Closing (or if earlier, the date on which the Company consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Company’s shareholders having the right to exchange their equity holdings in the Company for cash, securities or other property), (i) lend, offer, pledge (except as provided below), hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of such Ordinary Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Ordinary Shares, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

In addition, at the Closing, the Company, the Primary Sellers, the Purchaser Representative, the Seller Representative and the Escrow Agent entered into an escrow agreement (the “Subscription Escrow Agreement”), pursuant to which a number of Exchange Shares equal to 15% of the estimated Exchange Consideration issuable to the Sellers at the Closing (such Exchange Shares, together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted the “Escrow Shares”) are subject to the restrictions of the Escrow Agreement and shall be held by the Escrow Agent, along with any dividends, distributions or income thereon (together with the Escrow Shares, the “Escrow Property”) in a segregated account (the “Escrow Account”) and disbursed in accordance with the Business Combination Agreement and the Subscription Escrow Agreement. The Escrow Shares will be held in the Escrow Account for a period of 12 months after the Closing and shall be the sole and exclusive source of payment for any post-Closing purchase price adjustment and for any post-closing indemnification claims (other than certain fraud claims and breaches of AOI and the Sellers’ fundamental representations, as in the Business Combination Agreement). At the 12-month anniversary of the Closing, on March 21, 2025, all remaining Escrow Property will be released to the Sellers in accordance with the Business Combination Agreement. However, an amount of Escrow Property equal to the value of any pending and unresolved claims will remain in the Escrow Account until finally resolved.

Warrants

There are 9,000,000 Public Warrants outstanding. The Public Warrants, which entitle the holder to purchase one-half of one Ordinary Share at an exercise price of $11.50 per share, will become exercisable 30 days after the completion of the Business Combination. The Public Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

In addition to the outstanding Public Warrants, upon the closing of the Business Combination, Australian Oilseeds issued:

(i) to the PIPE Investors, warrants (the “PIPE Warrants”) to purchase Ordinary Shares, at an exercise price of 92.5% of the average of the three (3) lowest daily VWAP during the ten (10) Trading Days preceding the date of the delivery of an Exercise Notice pursuant to this Warrant; and

(ii) private placement warrants granting the right to purchase an aggregate of 239,000 Ordinary Shares at an exercise price of $11.50 per share expiring on the 5th anniversary of the closing of the Business Combination; and

(iii) Convertible Warrants granting the right to purchase 75,000 Ordinary Shares at an exercise price of $11.50 per share expiring on the 5th anniversary of the closing of the Business Combination.

B. Plan of Distribution

Not applicable.

C. Markets

The Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “COOT” and “COOTW,” respectively. Holders of Ordinary Shares and Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or Public Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 400 unrestricted round lot shareholders. A delisting of the Ordinary Shares or Public Warrants will likely affect the liquidity of the Ordinary Shares or Public Warrants and could inhibit or restrict the ability of the Company to raise additional financing.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

The Company is authorized to issue 550,000,000 ordinary shares of a par value of $0.001 each and 5,000,000 preference shares of a par value of $0.001 each. Prior to the closing of the Business Combination, the Company was authorized to issue 1,000 ordinary shares of a par value of $0.001 each and there was 1,000 ordinary shares issued and outstanding.

As of March 27, 2024, subsequent to the closing of the Business Combination, there are 23,224,102 Ordinary Shares issued and outstanding and 9,000,000 Public Warrants issued and outstanding, each exercisable to purchase one Ordinary Share at an initial exercise price of $11.50 per share, subject to adjustment.

In addition to the outstanding Public Warrants, upon the closing of the Business Combination, Australian Oilseeds issued to (i) the PIPE Investor the PIPE Warrants to purchase Ordinary Shares, at an exercise price of $10.00 per (ii) private placement warrants granting the right to purchase 239,000 Ordinary Shares at an exercise price of $10.00 per share expiring on the 5th anniversary of the closing of the Business Combination; and (iii) private placement warrants to I-Bankers Securities Inc. granting the right to purchase 75,000 Ordinary Shares at an exercise price of $10.00 per share expiring on the 5th anniversary of the closing of the Business Combination.

Information regarding our securities is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco Securities” and is incorporated herein by reference.

B. Memorandum and Articles of Association

The Amended and Restated Memorandum and Articles of Association (“Articles”) of the Company, as amended, effective as of March 21, 2024 are filed as Exhibit 1.1 to this Report. The description of the Articles of the Company is included in the Proxy Statement/Prospectus under the heading “Description of Pubco Securities,” which information is incorporated herein by reference.

C. Material Contracts

Information pertaining to the Company’s material contracts is set forth in the Proxy Statement/Prospectus under the headings “AOI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” “The Business Combination Proposal — Related Agreements,” and “Certain Relationships and Related Person Transactions” each of which is incorporated herein by reference. The description of the Business Combination Agreement is set forth in the Proxy Statement/Prospectus under the heading “The Business Combination Proposal,” which information is incorporated herein by reference.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of Ordinary Shares.

E. Taxation

Information pertaining to tax considerations is set forth in the Proxy Statement/Prospectus under the headings “Material U.S. Federal Income Tax Considerations,” which is incorporated herein by reference.

F. Dividends and Paying Agents

The Company has not paid any dividends to its shareholders. Following completion of the Business Combination, the Company’s board of directors will consider whether or not to institute a dividend policy. It is the present intention of the Company to retain any earnings for use in its business operations and, accordingly, the Company does not anticipate its board of directors declaring any dividends in the foreseeable future.

G. Statements by Experts

The consolidated financial statements of AOI as of June 30, 2023 and 2022 and for each of the two years in the period ended June 30, 2023, incorporated herein by reference have been audited by BF Borgers CPA PC, independent registered public accounting firm, as set forth in their report thereon, are incorporated by reference and are included in reliance on said report given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of the Company for the period from October 14, 2022 (inception) to June 30, 2023, incorporated herein by reference have been audited by BF Borgers CPA PC, independent registered public accounting firm, as set forth in their report thereon, are incorporated by reference and are included in reliance on said report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of EDOC as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021, incorporated herein by reference have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of EDOC to continue as a going concern), are incorporated by reference and are included in reliance on said report given upon the authority of said firm as experts in auditing and accounting.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “AOI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

Item 12. Description of Securities Other Than Equity Securities

Warrants

Upon the completion of the Business Combination, there were 4,500,000 Public Warrants outstanding. The Public Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share. The Public Warrants will expire on March 21, 2029 (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms. The terms of the Public Warrants are described in the Proxy Statement/Prospectus under the heading “Description of Pubco Securities — Warrants,” which information is incorporated herein by reference.

In addition to the outstanding Public Warrants, upon the closing of the Business Combination, Australian Oilseeds issued to warrants to the PIPE Investors to purchase Ordinary Shares, and 4,500,000 Public Warrants each exercisable to purchase one Ordinary Share at an initial exercise price of $11.50 per share. In addition to the outstanding Public Warrants, upon the closing of the Business Combination, Australian Oilseeds issued to (i) the PIPE Investor the PIPE Warrants to purchase Ordinary Shares, at an exercise price of $10.00 per (ii) private placement warrants granting the right to purchase 239,000 Ordinary Shares at an exercise price of $10.00 per share expiring on the 5th anniversary of the closing of the Business Combination; and (iii) private placement warrants to I-Bankers Securities Inc. granting the right to purchase 75,000 Ordinary Shares at an exercise price of $10.00 per share expiring on the 5th anniversary of the closing of the Business Combination.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Not applicable.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

Not applicable.

Item 16B. Code of Ethics

Not applicable.

Item 16C. Principal Accountant Fees and Services

Not applicable.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Not applicable.

Item 16K. Cybersecurity

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Item 19. Exhibits

Exhibit Index

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Australian Oilseeds Holdings Limited dated March 21, 2024 (incorporated by reference to Annex B to the proxy statement/prospectus to Amendment No. 3 the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
2.1	Warrant Agreement, dated as of November 9, 2020, by and between Edoc Acquisition Corp and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.5 to Edoc’s Current Report on Form 8-K filed on November 13, 2020).
2.2*	Assignment and Assumption of Warrant Agreement, dated as of March 21, 2024 by and among Edoc Acquisition Corp., Australian Oilseeds Holdings Limited and Continental Stock Transfer & Trust Company.
2.3*	Specimen Ordinary Share Certificate of Australian Oilseeds Holdings Limited.
2.4*	Specimen Warrant Certificate of Australian Oilseeds Holdings Limited.
4.1+	Agreement and Plan of Merger, dated as of March 21, 2024 between AOI Merger Sub Inc. and Edoc Acquisition Corp. (incorporated by reference to Annex C to the proxy statement/prospectus to Amendment No. 3 the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.2	Form of Lock-Up Agreement, dated as of December 5, 2022 (incorporated by reference to Exhibit 10.1 of EDOC’s Form 8-K filed with the SEC on December 9, 2022).
4.3	Registration Rights Agreement, dated as of November 9, 2020, by and between EDOC and certain securityholders (incorporated by reference to Exhibit 10.6 of EDOC’s Form 8-K filed with the SEC on November 13, 2020).
4.4	Form of Non-Competition and Non-Solicitation Agreement (incorporated by reference to Exhibit 10.2 of EDOC’s Form 8-K filed with the SEC on December 9, 2022).
4.5	Australian Oilseeds Holdings Limited Equity Incentive Plan. (incorporated by reference to Annex D to the proxy statement/prospectus to Amendment No. 3 the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.6	Australian Oilseeds Form of Restricted Stock Award Notice and Agreement (incorporated by reference as Exhibit 10.21 to the proxy statement/prospectus to Amendment No. 3 the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.7	Australian Oilseeds Form of Restricted Stock Unit Notice and Agreement (incorporated by reference as Exhibit 10.22 to the proxy statement/prospectus to Amendment No. 3 the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.8	Australian Oilseeds Form of Stock Option Notice and Agreement (incorporated by reference as Exhibit 10.23 to the proxy statement/prospectus to Amendment No. 3 the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.9	Australian Oilseeds Form of Share Appreciation Right Notice and Agreement (incorporated by reference as Exhibit 10.24 to the proxy statement/prospectus to Amendment No. 3 the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.10*	Executive Employment Agreement with Gary Seaton as Chief Executive Officer and Chairman of the Board.
4.11*	Executive Employment Agreement with Bob Wu as Chief Executive Officer and Chairman of the Board.
4.12*	Escrow Agreement between Australian Oilseeds Holdings Limited, American Physicians LLC, Gary Seaton and Continental Stock Transfer & Trust Company dated March 8, 2024.
4.13	Securities Purchase Agreement dated August 23, 2023 between Pubco, AOI, EDOC, certain AOI subsidiaries and Arena Investors, LP (incorporated by reference to Exhibit 10.1 of EDOC’s Form 8-K filed with the SEC on August 24, 2023).
4.14	Amendment No. 1 to Securities Purchase Agreement dated October 31, 2023 between Pubco, AOI, EDOC, certain AOI subsidiaries and Arena Investors, LP. (incorporated by reference to Exhibit 10.1 of EDOC’s Form 8-K filed with the SEC on December 7, 2023).
4.15	Amendment No. 2 to Securities Purchase Agreement dated December 4, 2023 between Pubco, AOI, EDOC, certain AOI subsidiaries and Arena Investors, LP. (incorporated by reference to Exhibit 10.2 of EDOC’s Form 8-K filed with the SEC on December 7, 2023).
4.16*	Purchase Agreement dated as of March 5, 2024 by and between Arena Business Solutions Global SPC II, LTD on behalf of and for the account of Segregated Portfolio #6 – SPC #6 and Australian Oilseeds Holdings Limited
4.17*	Deed of Guarantee and Indemnity for the benefit of Arena Investors LP by Australian Oilseeds Investments Pty Ltd, Cootamundra Oilseeds Pty Ltd, Cowcumbla Investments Pty Ltd, CQ Oilseeds Pty Ltd, and Good Earth Oils Pty Ltd dated March 22, 2024.
4.18*	Intercompany Loan Agreement between Australian Oilseeds Investments Pty Ltd and Cowcumbla Investments Pty Ltd. dated March 22, 2024.
4.19*	General Security Deed for the benefit of Arena Investors LP by Cowcumbla Investments Pty Ltd, Cootamundra Oilseeds Pty Ltd. dated March 22, 2024.
4.20*	Mortgage Term Deed for the benefit of Arena Investors LP by Cowcumbla Investments Pty Ltd.
4.21*	Payment Directions Deed for the benefit of Arena Investors LP by Cowcumbla Investments Pty Ltd, and Cootamundra Oilseeds Pty Ltd. dated March 22, 2024.
4.22*	Subordination Deed for the benefit of Arena Investors LP by Australian Oilseeds Investments Pty Ltd. and Energreen Nutrition Australia Pty Ltd. dated March 22, 2024.
4.23*	Subordination Deed for the benefit of Arena Investors LP by Australian Oilseeds Investments Pty Ltd. and JSKS Enterprises Pty Ltd. dated March 22, 2024.
4.24*	Guarantee and Indemnity for the benefit of Arena Investors LP by Gary Seaton dated March 22, 2024.
4.25*	Subordination Deed for the benefit of Arena Investors LP by Australian Oilseeds Investments Pty Ltd. and JSKS Enterprises Pty Ltd. dated March 22, 2024.
8.1*	Subsidiaries of Australian Oilseeds Holdings Limited.

*	Filed herewith.

+	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: March 27, 2024

Australian Oilseeds Holdings Limited

By:	/s/ Gary Seaton
By:	Gary Seaton
Title:	Chief Executive Officer

