Form 20-F
period 2025-06-30
Australian Oilseeds Holdings Ltd
filed 2025-10-23
CIK 1959994

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Gary Seaton, Chief Executive Officer

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

Tel: +02 6942 4347

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Ordinary Shares, par value $.0001 per share	COOT	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	COOTW	The Nasdaq Stock Market LLC

The number of outstanding shares of each class as of 30th June 2025.

Title of each class	Trading Symbols	Outstanding shares as of 30th June 2025
Ordinary Shares, par value $.0001 per share	COOT	27,898,538

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

☐ U.S. GAAP

☒ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Explanatory Note

Commencing with the filing of this Annual Report, Australian Oilseeds Holdings Limited (the “Company”) intends to rely on its status as a Foreign Private Issuer (FPI). FPI status allows the Company to file its Annual Report on Form 20-F, which is reserved for foreign companies to file its annual report with the U.S. Securities and Exchange Commission (SEC).

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements that we make from time to time, including statements contained in this Annual Report on Form 20-F constitute “forward-looking statements” within the meaning Private Securities Litigation Reform Act of 1995, and of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical facts contained in this Annual Report on Form 20-F are forward-looking statements. The forward-looking statements in this Annual Report on Form 20-F are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs.

Our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. Forward-looking statements in this Annual Report on Form 20-F include, without limitation, statements reflecting management’s expectations for future financial performance and operating expenditures (including our ability to continue as a going concern, to raise additional capital and to succeed in our future operations), expected growth, profitability and business outlook, and operating expenses.

Forward-looking statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those anticipated by such statements. These factors include, among other things, the unknown risks and uncertainties that we believe could cause actual results to differ from these forward looking statements as set forth under the heading, “Risk Factors” and elsewhere in this Annual Report on Form 20-F. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all of the risks and uncertainties that could have an impact on the forward-looking statements, including without limitation, risks and uncertainties relating to:

●	our projected financial position and estimated cash burn rate;

●	our estimates regarding expenses, future revenues and capital requirements;

●	our ability to continue as a going concern;

●	our ability to raise substantial additional capital in sufficient amounts or on acceptable terms to fund our operations and our business plan;

●	our ability to reverse the recent decline in our revenue and resume growing our revenue;

●	our ability to compete in the global oilseeds industry;

●	our ability to obtain and maintain intellectual property protection for our current products and services;

●	our ability to protect our intellectual property rights and the potential for us to incur substantial costs from lawsuits to enforce or protect our intellectual property rights;

●	the possibility that a third party may claim we have infringed, misappropriated or otherwise violated their intellectual property rights and that we may incur substantial costs and be required to devote substantial time defending against these claims;

●	our reliance on third-party suppliers and manufacturers;

●	the success of competing products or services that are or become available;

●	our ability to expand our organization to accommodate potential growth and our ability to retain and attract key personnel; and

●	the potential for us to incur substantial costs resulting from lawsuits against us and the potential for these lawsuits to cause us to limit our commercialization of our products and services.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 20-F may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report on Form 20-F to conform these statements to actual results or to changes in our expectations.

This report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements including those described in the “Risk Factors” under Item-3-D, and elsewhere in this Annual Report on Form 20-F.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

This Form 20-F is filed as an Exchange Act “Annual Report” and therefore the provision of information called for by this Item-I is not applicable. Disclosure of information on directors and senior managers may instead be found in ltem-6.

Item 2. Offer Statistics and Expected Timetable

This Form 20-F is filed as an Exchange Act “Annual Report” and not as a “registration statement” and therefore the provision of information called for by this item-2 is not applicable.

Item 3. Key Information

A. Selected Financial Data

The following tables set forth our Consolidated Statements of Operations data for the periods presented:

	2025	2024	Change	%
	AUD$	AUD$
Sales revenue	41,702,614	33,727,222	7,975,392	23.64%
Cost of sales	(38,240,704)	(27,810,782)	(10,429,922)	37.50%
Gross profit	3,461,910	5,916,440	(2,454,530)	(41.48)%
General and administrative expenses	(3,197,936)	(3,224,843)	26,907	(0.8)%
Selling and marketing expenses	(372,707)	(412,536)	39,829	(9.65)%
Other income	108,410	707,911	(599,501)	(84.68)%
Operating profit/(loss)	(323)	2,986,972	(2,987,295)	(100.0)%
Finance expenses	(1,456,065)	(835,813)	(620,252)	74.21%
Change in fair value of warrant liabilities	42,872	141,874	(99,002)	(69.78)%
Recapitalization expense	-	(23,210,293)	23,210,293	100.0%
(Loss) before income tax	(1,413,516)	(20,917,260)	19,503,744	(93.2)%
Income tax expense	(49,094)	(313,421)	264,327	(84.33)%
(Loss) for the year	(1,462,610)	(21,230,681)	19,768,071	(93.11)%
Other comprehensive income for the year, net of tax	-	-	-
Total comprehensive (loss) income	(1,462,610)	(21,230,681)	19,768,071	(93.11)%
(Loss) attributable to:
Members of the parent entity	(1,296,811)	(21,662,555)	20,365,744	(94.01)%
Non-controlling interest	(165,799)	431,874	(597,673)	(138.4)%
Total (Loss)	(1,462,610)	(21,230,681)	19,768,071	(93.11)%
Total comprehensive (loss) attributable to:
Members of the parent entity	(1,296,811)	(21,662,555)	20,365,744	(94.01)%
Non-controlling interest	(165,799)	431,874	(597,673)	(138.4)%
Total comprehensive (loss)	(1,462,610)	(21,230,681)	19,768,071	(93.11)%

B. Capitalization and Indebtedness

This Form 20-F is filed as an Exchange Act “Annual Report” and therefore the provision of information called for by this ltem-3.B is not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company and AOI are described in the Proxy Statement/Prospectus under the heading “Risk Factors,” which information is incorporated herein by reference.

An investment in our securities involves a high degree of risk. This Annual Report contains a discussion of the risks applicable to an investment in our securities. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties are not presently known to us or that we currently deem immaterial may also affect our operations. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment in the offered securities. We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

You should carefully consider the following risks, as well as the other information contained in this Annual Report on Form 20-F, including our historical financial statements and related notes included elsewhere in this Annual Report on Form 20-F before you decide to purchase our securities. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our Ordinary Shares and warrants. Refer to “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to our Ordinary Shares

Our stock price may be volatile, and purchasers of our Ordinary Shares could incur substantial losses.

The stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance of individual companies, particularly following a public offering of a company with a small public float. There is the potential for rapid and substantial price volatility of our Ordinary Shares. These broad market factors may seriously harm the market price of our Ordinary Shares, regardless of our actual or expected operating performance and financial condition or prospects, which may make it difficult for investors to assess the rapidly changing value of our Ordinary Shares.

We are currently listed on The Nasdaq Stock Market (“Nasdaq”). If we are unable to maintain listing of our securities on Nasdaq or any stock exchange, our stock price could be adversely affected and the liquidity of our stock and our ability to obtain financing could be impaired and it may be more difficult for our shareholders to sell their securities.

Although our Ordinary Shares are currently listed on Nasdaq, we may not be able to continue to meet the exchange’s minimum listing requirements or those of any other national exchange. If we are unable to maintain a listing on Nasdaq or if a liquid market for our Ordinary Shares does not develop or is sustained, our Ordinary Shares may remain thinly traded. As previously reported on Form 6-K, on August 28, 2024, the Company received a letter from the Listing Qualifications staff of Nasdaq notifying the Company that based on the closing bid price of the Company for the period for the prior 30 consecutive business days, the Company no longer meets Nasdaq Listing Rules 5550(a)(2) (the “Rules”) requirement that listed securities maintain a minimum bid price of $1 per share. Nasdaq provided the Company with 180 calendar days compliance period, or until February 24, 2025, in which to regain compliance with Nasdaq continued listing requirement. On January 3, 2025, Nasdaq sent a letter to the Company advising that Nasdaq has determined that for the prior 15 consecutive business days, from December 11, 2024 to January 2, 2025, the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater. Accordingly, the Company regained compliance with Listing Rule 5450(a)(1), and this matter was closed.

As previously reported, on December 6, 2024, the Company received a notification letter (the “Letter”) from Nasdaq notifying the Company that its amount of shareholders’ equity has fallen below the $10,000,000 required minimum for continued listing as set forth in Nasdaq Listing Rule 5550(b)(1)(A). The Company’s shareholders’ equity as reported in the Company’s Annual Report on Form 10-K for the period ended June 30, 2024 was AUD $907,569. Based on the currency conversion rate from AUD to USD as of June 30, 2024, the shareholders’ equity was approximately $605,258. In accordance with Nasdaq rules and as stated in the Letter, the Company had until January 21, 2025 (45 calendar days from the date of the Letter) to submit a plan to regain compliance. On January 20, 2025, the Company submitted its plan of compliance which it supplemented on January 28, 2025. On February 18, 2025, based on the Company’s submission, the Nasdaq Staff determined to grant the Company an extension of time to regain compliance with Nasdaq Listing Rule 5550(b)(1)(A) to May 30, 2025.

As previously reported, on May 27, 2025, the Company received a written notice (the “Bid Price Notice”) from Nasdaq indicating that the Company is not in compliance with the $1.00 Minimum Bid Price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq. The Nasdaq Listing Rules require listed securities to maintain a minimum bid price of $1.00 per share and, based upon the closing bid price for the last 30 consecutive business days, the Company no longer meets this requirement. The Bid Price Notice indicated that the Company will be provided 180 calendar days to November 24, 2025 in which to regain compliance. If at any time during this period the bid price of the Company’s common stock closes at or above $1.00 per share for a minimum of ten consecutive business days, the Nasdaq Staff will provide the Company with a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with Rule 5550(a)(2) prior to the expiration of the 180 calendar day period, the Nasdaq Staff will provide the Company with written notification that its securities are subject to delisting, which the Company may appeal to a Hearings Panel. Alternatively, if the Company fails to regain compliance with Rule 5550(a)(2) prior to the expiration of the 180 calendar day period, but meets the continued listing requirement for market value of publicly held shares and all of the other applicable standards for initial listing on The Nasdaq Capital Market, with the exception of the minimum bid price, and provides written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary, then the Company may be granted an additional 180 calendar days to regain compliance with Rule 5550(a)(2).

As previously reported, on May 27, 2025, the Company received written notice (the “Nasdaq Letter”) from Nasdaq indicating that the Company was delinquent in filing its Quarterly Report on Form 10-Q for the period ended March 31, 2025 (the “Form 10-Q”). The Company previously filed a Form 12b-25 with the Securities and Exchange Commission on May 14, 2025, disclosing that it was unable to file the Form 10-Q within the prescribed time period without unreasonable effort or expense. The Nasdaq Letter provided that under Nasdaq rules, the Company had 60 calendar days to submit a plan to regain compliance with respect to the Delinquent Filing. The Company filed its Quarterly Report on Form 10-Q for the period ended March 31, 2025 three days later on May 30, 2025, thereby regaining compliance with its filing obligation, which eliminated the need for the Company to submit a formal plan to regain compliance.

On July 30, 2025, the Company held extraordinary general meeting of shareholders, and it was resolved, pursuant to Section 60 of the Companies Act (2025 Revision) (the “Companies Act”), Article 62 of the Company’s articles of association, the Company’s share capital be amended to effect a reverse share split (the “Reverse Share Split”) of the Company’s Class A ordinary shares, par value $0.0001 per share, by a ratio in the range of 1 for 2 to 1 for 8, to be determined by the Company’s Board of Directors (“Board”) following the Extraordinary General Meeting.

As previously reported, on August 22, 2025, Nasdaq granted the Company’s request for continued listing subject to company demonstration of compliance with equity rule as per the company’s financial statements to be filed on or before September 30, 2025. As previously disclosed on June 10, 2025, the Company announced that it had received notification from Nasdaq regarding its failure to regain compliance with the minimum stockholders’ equity requirement under Nasdaq Listing Rule 5450(b)(1)(A) (the “Equity Rule”). The Company subsequently requested a hearing before the Nasdaq Hearings Panel, which was held on July 22, 2025. The Company presented to the Panel its plan to achieve compliance with applicable Nasdaq listing criteria and requested an extension of time to do so.

The Panel granted the Company an extension to regain compliance with continued listing requirements and demonstrate long-term compliance with the Equity Rule (which requires listed issuers to maintain minimum stockholders’ equity of $2.5 million). Specifically, the Panel has agreed to provide the Company until September 30, 2025 to regain compliance with the Equity Rule and to allow the continued listing of the Company’s ordinary shares and warrants on The Nasdaq Stock Market through such date, subject to the Company’s compliance with the Equity Rule on or prior to such date. The Company states that as of the hearing date on July 22, 2025, it had $2.6 million in shareholder equity. The Company plans to maintain this minimum equity value by converting additional debt and increasing revenues. As required by The Nasdaq Stock Market’s rules, should the Company regain compliance, it will be subject to a one-year panel monitor. Although the Company will use all reasonable efforts to achieve compliance with listing requirements, there can be no assurance that the Company will be able to maintain compliance with all Nasdaq continued listing requirement.

The listing rules of Nasdaq require listing issuers to comply with certain standards in order to remain listed on its exchange. If, for any reason, we should fail to maintain compliance with these listing standards and Nasdaq should delist our securities from trading on its exchange and we are unable to obtain listing on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our shareholders:

●	the liquidity of our Ordinary Shares;

●	the market price of our Ordinary Shares;

●	our ability to obtain financing for the continuation of our operations;

●	the number of institutional and general investors that will consider investing in our Ordinary Shares;

●	the number of investors in general that will consider investing in our Ordinary Shares;

●	the number of market makers in our Ordinary Shares;

●	the availability of information concerning the trading prices and volume of our Ordinary Shares; and

●	the number of broker-dealers willing to execute trades in our Ordinary Shares.

Our principal shareholders will continue to have significant influence over the election of our board of directors and approval of any significant corporate actions, including any sale of the Company.

Our founders, executive officers, directors, and other principal shareholders, in the aggregate, beneficially own a majority of our outstanding shares. These shareholders currently have, and likely will continue to have, significant influence with respect to the election of our board of directors and approval or disapproval of all significant corporate actions. The concentrated voting power of these shareholders could have the effect of delaying or preventing an acquisition of the Company or another significant corporate transaction.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. In 2020, 22% of securities class action litigation filings were against defendants in the health technology and services sector, which accounted for 22% of new filings. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrades our Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

We do not expect to pay dividends in the foreseeable future, and you must rely on price appreciation of your Ordinary Shares for return on your investment.

We have paid no cash dividends on any class of our stock to date, and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our stock. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Future sales of substantial amounts of our Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares, either by us or by our existing shareholders, or the possibility that such sales could occur, could adversely affect the market price of our Ordinary Shares.

Future sales in the public market of our Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares, shares held by our existing shareholders or shares issued upon the exercise of our outstanding shares options or warrants, or the perception by the market that these sales could occur, could lower the market price of our Ordinary Shares or make it difficult for us to raise additional capital.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the JOBS Act”). For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including exemption from compliance with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of the end of our prior second fiscal quarter, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We may elect not to avail ourselves of this exemption from new or revised accounting standards and, therefore, may be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

Anti-takeover provisions contained in our certificate of incorporation and bylaws as well as provisions of Cayman Act, could impair a takeover attempt.

Our certificate of incorporation, bylaws and the Cayman Act contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

●	authorizing “blank check” preferred stock, which could be issued by our board of directors without shareholder approval and may contain voting, liquidation, dividend, and other rights superior to our Ordinary Shares;

●	limiting the liability of, and providing indemnification to, our directors and officers;

●	limiting the ability of our shareholders to call and bring business before special meetings;

●	requiring advance notice of shareholder proposals for business to be conducted at meetings of our shareholders and for nominations of candidates for election to our board of directors;

●	controlling the procedures for the conduct and scheduling of board of directors and shareholder meetings; and

●	providing our board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. We are also subject to provisions of our Amended and Restated Memorandum and Articles of Association that include language that inhibits a takeover of the Company. This change could limit the price investors might be willing to pay in the future for the Company’s securities and could entrench management.

Any provision of our Amended and Restated Memorandum and Articles of Association or Cayman Islands law that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their Ordinary Shares and could also affect the price that some investors are willing to pay for our Ordinary Shares.

Risks Related to the Company and our Business

We are significantly dependent on the revenues from the sale of our products and, therefore, our results of operations could be negatively impacted if we are unable to sell a sufficient number of products at satisfactory margins.

We sell cold pressed vegetable oils and vegetable protein meals extracted from oil seeds. For fiscal years June 30, 2025 and 2024, we derived approximately 74% and 73%, respectively, of our total revenue from the sale of cold pressed vegetable oils with the balance from the sale of vegetable protein meals extracted from oil seeds. The Company processes and sells high quality protein meal for the agricultural market (including the feedstock industry) and is leveraging this by-product to expand into the plant-based meats and proteins markets. Presently, the Cootamundra facility is capable of crushing canola, safflower and sunflower seeds with a current processing capacity of more than 70,000 metric tons per annum. Edible oils and protein meal serve as the largest outlet for oilseed derivative products. The food industry demands healthy oils for cooking and dining. A key example being Canola Oilseed — in which Australia produces over 15-20% of the global Canola seed trade. Australian oilseed production, due to relative proximity and high-quality output, are well-placed to supply the rapidly expanding consumer export markets of the Asia-Pacific as well as satisfy increased domestic demands.

Our dependence on the market for oil seeds for pressing and extraction makes us particularly vulnerable to negative market changes that may occur in these product lines. In particular, if demand for oil seeds such as olives, canola seeds and sunflower seeds increase or if industry demand exceeds supply, the price of oil seeds will be driven upward and our product margins will be negatively impacted, which would have an adverse effect on our business, results of operations and financial condition.

We lack product and business diversification. Accordingly, our future revenues and earnings are more susceptible to fluctuations than a more diversified company.

Our current primary business activities focus on agriculturally derived products. Because our focus is limited in this way, any risk affecting the agricultural industry could disproportionately affect our business. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

We are dependent on contracts with local and regional farmers for oilseeds and loss of these contracts could have a material adverse effect on our business, financial condition and revenues.

We have a grower contract base for oil seeds made up of local and regional farmers and shareholders. These contracts provide oilseeds on a fixed acre or hectare contract basis as well as standard tonnage contracts for oil seeds. For example, farmers in Cootamundra, New South Wales (“NSW”) have been growing and supplying us with genetically modified organism (“GMO”) free harvested canola for over ten years. There can be no assurance, however, that we will be able to renew these contracts or find adequate replacements for these contracts should they expire. Likewise, while we have long-standing contracts and relationships with our local and regional farmers and shareholders, who have provided qualified GMO free harvested oil seeds in the past, there can be no assurance that they will continue to produce and provide oil seeds of the same quality or at the same amounts going forward. If the sales performance of any supplier declines or if any of our suppliers terminates the cooperation with us or even starts to cooperate with any of our competitors, or if there is any modification as to the sales and purchase terms entered into by and between the Company and any of our key local and regional farmers and shareholders, our business, financial condition and revenue would be seriously impacted. Furthermore, we rely on a concentration of certain suppliers for the bulk of our oilseeds. If the sales performance of any of these suppliers, and particularly our top suppliers, declines or if any of these suppliers terminates the cooperation with us, or if there is any modification as to the sales and purchase terms entered into with these suppliers, our business, financial condition and revenue would be seriously impacted.

We are dependent on a material concentration of revenue from a small group of customers and the impact on the loss of any of these customer could have an adverse impact on cash flows from operations, revenue and profitability of company

Historically, the Company has been dependent on a material concentration of revenue from a small group of customers and the impact on the loss of any of these customer could have an adverse impact on cash flows from operations, revenue and profitability.

There can be no assurance, however, that we will be able to renew these contracts with our customers at higher margins or that we will source new additional customers with better margins should these legacy customer contracts not be renewed or if the sales volumes decline under the legacy contracts. If any of these risks materialize, our business, financial condition, revenue and profitability would be seriously impacted.

The Company faces risks related to global, federal, state, and local regulation affecting its operations, including changes to and the imposition of new practices and regulations on trade restrictions, food safety regulations, sustainability requirements, traceability, environmental laws and other matters, which could materially and adversely affect its business, results of operations and financial condition.

Agricultural production and trade flows are subject to government policies, mandates, and regulations, including in relation to the regulation of employee conditions and entitlements. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies, incentives, foreign exchange rates, and import and export restrictions on agricultural commodities and commodity products, including policies related to genetically modified organisms, renewable fuel and low carbon fuel mandates, can influence the planting of certain crops, the location and size of crop production, whether unprocessed or processed commodity products are traded, the volume and types of imports and exports, the availability and competitiveness of raw materials, the viability and volume of production of certain of the Company’s products, and industry profitability.

For example, changes in government policies or regulations can adversely affect agricultural commodity trade flows by limiting or disrupting trade between countries or regions and create uncertainty and may lead to additional risks and costs and could adversely affect the Company’s agricultural commodity risk management practices as well as its business. Future government policies may adversely affect the supply of, demand for, and prices of the Company’s products; restrict its ability to do business in its existing and target markets; and adversely affect its revenues and operating results. Any failure to comply with applicable laws and regulations or appropriately resolve these challenges could subject the Company to fines, penalties, disgorgement, injunctions, and recalls of its products, resulting in damage to its reputation, which could adversely affect its product sales, financial condition and results of its operations.

Our operations are inherently subject to changing conditions that can affect our profitability, such as a decrease in sales of our products and unfavorable weather and environmental conditions.

Our operations are subject to changing conditions that can affect levels of production and production costs for varying lengths of time and can result in decreases in profitability. We are exposed to price risks related to the sale of vegetable oils. In addition, our operating results might also be adversely impacted by unfavorable weather and environmental conditions including but not limited to blight, bush fires, drought and flooding. Under unfavorable weather and environmental conditions, we might be forced to pursue special production plans which differ from our routine production activities, including temporarily closing our production facilities, shortening operation time, and reducing production shifts. As a result, our productivity might materially decrease.

A majority of our revenue stream depends on timely obtaining oil seeds for extraction into vegetable oils and vegetable protein meals. The supply of oil seeds and their timely availability can be negated by blight, drought, floods, storms or other woes of farming in NSW. Any such event or a combination thereof could render us unable to meet our product demands. This could have a long-term negative effect on our ability to grow our business.

The Company is developing appropriate client related policies and is focused on producing sustainable and chemical free products. Its management have assessed current and pending climate related legislation and can confirm that:

●	The Company is not currently subject to climate related legislation that has a material impact on the business;

●	The Company does not believe any pending climate related legislation will have a material impact on the business; and

●	Management has considered and determined that there will not be a material increase in capital expenditures or operating costs associated with climate-related matters, including costs and expenditures incurred to mitigate the physical effects of climate change or incurred in connection with any plans they may have to reduce emissions or their reliance on carbon-based energy.

Disruptions in water and power supply may adversely affect our and our suppliers’ operations.

Our operations are reliant upon stable supply of electricity and access to transportation routes to optimally run our oil seed grinding and extraction operations and/or deliver our products to customers. Our suppliers’ farming operations are, in addition, reliant on access to water for the cultivation of oil seeds, which we then use to produce our products. Should we not have access to reliable electricity supply or should our suppliers have limited access to water or experience infrastructure challenges, this could have a material adverse effect on our access to oil seeds and therefore our business, operating results, cash flows, financial condition and future growth.

Water, as a resource, is becoming increasingly limited as global demand for water increases and extreme temperatures become mundane. A significant part of our suppliers’ operations requires the use of large volumes of water. In recent times, Australia has experienced prolonged periods of drought and there may be significant changes in the future to current water laws which could increase the cost or availability of water in reaction to extended periods of drought and extreme weather.

Our operating results may fluctuate, and our operating results could be adversely affected by various factors such as a decrease of product sales, price changes in response to competitive factors and increases in oil seed costs.

Our quarterly results of operations may fluctuate as a result of a number of factors, including fluctuation in the demand for our products and changes in the price of oil seeds, which directly affect the price of our products and may influence the demand for our products. Therefore, quarter-to-quarter comparisons of results of operations have been and will be impacted by the volume of such orders and shipments. In addition, our operating results could be adversely affected by, among others, the following factors: variations in the mix of product sales; price changes in response to competitive factors; our negotiations with Supermarkets to negotiate price and at the same time maintaining presence in supermarkets, increases in oil seed costs and other significant costs; increases in utility costs (particularly electricity), interruptions in plant operations resulting from the interruption of oil seed and other raw material supplies and Increase in costs without corresponding increase in sales prices.

Our revenue may not achieve budget in FY 2026 while we expend capital to expand our Cootamundra facility and manage cashflows towards payment of legacy cost payable at the time of business combination.

The Company’s operation in fiscal year 2026 may be reduced substantially from our original projections while we expend capital to expand our Cootamundra facility for Increased capacity or overhaul or spec adjustment. Lack of supply of crushed oil and utilization of working capital towards payment of outstanding legacy payments may affect the company’s ability to procure and hold canola seeds, which will affect the sales of company.

If we fail to effectively promote our brand, our business, financial condition and results of operations may be materially and adversely affected.

We believe that brand image plays an important role in influencing consumers’ decisions in purchasing our products. The reputation of our products, particularly our GMO free cold-pressed vegetable oils, is critical to the success of our business. We believe consumers are attracted to our cold pressed vegetable oils, which are pressed and ground without the use of chemicals or solvents. For fiscal years 2025 and 2024, we derived approximately 74% and 73%, respectively, of our total revenue from the sale of our cold-pressed vegetable oils and its product meal cake. We cannot assure you that our marketing and promotional activities will remain effective going forward. If we fail to successfully market or promote our brands, our brand recognition may be adversely affected and the demand for our products may decline or fail to increase as much as we expect. If our brands are tarnished in any manner, particularly with regard to our environmentally friendly pressing and grinding processes, we may lose our competitive advantage and our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire qualified personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected.

We must attract, recruit and retain a sizeable workforce of technically competent employees. Competition for senior management and senior personnel in the industry is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or senior personnel or attract and retain high-quality senior executives or senior personnel in the future. This failure could materially and adversely affect our future growth and financial condition.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We are dependent upon the services of Gary Seaton for our continued growth and operation because of his experience in the industry and his personal and business contacts. Although we have no reason to believe that Gary Seaton will discontinue his services with us, the interruption or loss of his services would adversely affect our ability to effectively run our business and pursue our business strategy as well as our results of operations. Besides, our success depends on the continuous devotion of our directors and senior management, and they are well experienced and have a deep understanding as to our business and operation. The loss of these officers could have a material adverse effect upon our business, financial condition, and results of operations.

We may be subject to claims, litigation or regulatory actions filed or pending by or against us, and any obligation to pay a judgment or damages could materially harm our business or financial condition.

From time to time, we may be engaged in litigation and incur significant costs relating to these matters. There are inherent uncertainties of any future litigation, and the ultimate cost and outcome of future litigation cannot be predicted. We currently carry director and officer liability insurance and other insurance policies that provide protection against various liabilities relating to claims against us and our executive officers and directors. Any expenses and liabilities relating to future lawsuits will materially harm our financial condition. In addition, we might not be able to obtain the sufficient insurance coverage due to cost or other reasons. It could make it more difficult for us to retain and attract officers and directors and could expose us to potentially self-funding certain future liabilities ordinarily mitigated by director and officer liability insurance.

In addition, a substantial number of lawsuits have been filed by former special purpose acquisition company (SPAC) shareholders seeking to contest the terms of, or disclosures surrounding, de-SPAC merger transactions. While shareholders and plaintiffs’ firms have long contested public company M&A transactions and are bringing similar challenges to de-SPAC merger transactions, certain structural features of SPACs have led shareholders to make new twists on those arguments. For example, shareholders in a SPAC sued in Delaware state court to enjoin a de-SPAC transaction arguing that the SPAC directors and officers breached their fiduciary duties by rushing to sign a deal just before the time limit to return capital to investors expired that was not in the best interests of SPAC shareholders. The plaintiffs also alleged that several of the SPAC’s managers lacked independence because they were promised board membership in the post-transaction company. The lawsuit was voluntarily dismissed after the SPAC issued additional disclosures.

Shareholders have also filed dozens of nuisance claims alleging misleading disclosures in proxy statements soliciting shareholder approval of de-SPAC merger transactions. These kinds of proxy statement challenges, which are common in the public M&A setting, are frequently brought under Section 14 of the Exchange Act and SEC Rule 14a-9. In these actions, plaintiffs’ lawyers threaten to enjoin a shareholder vote until the issuer releases supplemental information. These actions frequently settle or are voluntarily dismissed when the company issues additional disclosures, and plaintiffs’ lawyers then seek a “mootness fee” usually after the closing of the business combination. Commentators and courts have criticized this minuet on the ground that the supplemental disclosures confer no real benefits on shareholders. We can expect plaintiffs’ securities law firms to continue to file these claims in connection with many de-SPAC merger transactions to recoup these fees.

Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products, such as judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition, and results of operations. In addition, settlement of claims could adversely affect our financial condition and results of operations.

The retail price of our products may be subject to control by government authorities, which may cause a material adverse effect on our financial condition and results of operations.

Our main products are our vegetable oils derived from oil seeds, which may be recognized by governments and regulators as one of the essential daily goods purchased by common people. When domestic and international market prices of edible vegetable oil rises sharply and cause serious impact on consumption, governmental authorities may consider conducting price controls in the form of fixed retail prices or retail price ceilings. If this were to happen in Australia, we may face operational pressure for increasing costs, and our profit level may be likely lowered. Any future price controls or government mandated price reductions may have a material adverse effect on our financial condition and results of operations, including significantly reducing our revenue and profitability.

Our business requires a number of permits and licenses in order to carry on our business.

Food manufacturers in Australia are required to obtain certain permits and licenses from various governmental authorities, including Food Standards Australia New Zealand (“FSANZ”). All foods sold in Australia must also comply with a range of laws designed to protect consumer, plant, and animal health and we are subject to regulations pertaining to the agricultural and forestry industry. We have obtained licenses currently required, including for the manufacture and operation of edible vegetable oil.

However, we cannot assure you that we can maintain all required licenses and certificates to carry on our business at all times, and in the past from time to time we may not have been in compliance with all such required licenses or certificates. Moreover, these licenses and certificates are subject to periodic renewal and/or reassessment by the relevant governmental authorities and the standards of such renewal or reassessment may change from time to time. We intend to apply for the renewal of these licenses and certificates when required by then applicable laws and regulations. Any failure by us to obtain and maintain all licenses or certificates necessary to carry on our business at any time could have a material adverse effect on our business, financial condition and results of operations. In addition, any inability to renew these licenses and certificates could severely disrupt our business and prevent us from continuing to carry on our business. Any changes in the standards used by governmental authorities in considering whether to renew or reassess our business licenses, as well as any enactment of new regulations that may restrict the conduct of our business, may also decrease our revenue and/or increase our costs and materially reduce our profitability and prospects. Furthermore, if the interpretation or implementation of existing laws and regulations changes or if new regulations come into effect requiring us to obtain any additional licenses, permits or certifications that were previously not required to operate our existing businesses, we cannot assure you that we may successfully obtain such licenses, permits or certifications.

Adverse publicity associated with our products, raw materials or top suppliers and customers, could harm our reputation, financial condition and operating results.

The results of our operations may be significantly affected by the public’s perception of our products and similar companies. This perception is dependent upon opinions concerning:

●	the safety and quality of our products and oil seeds;

●	the safety and quality of similar products distributed by other companies; and

●	Our top suppliers and customers.

Adverse publicity concerning any actual or purported failure to comply with applicable laws and regulations regarding product claims and advertising or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on our goodwill and could negatively affect our sales and ability to generate revenue. In addition, our consumers’ perception of the safety and quality of products and raw materials as well as similar products and raw materials distributed by other companies can be significantly influenced by media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning our products or raw materials, or similar products and raw materials distributed by other companies. Adverse publicity, whether or not accurate or resulting from consumers’ use or misuse of our products, that associates consumption of our products or ingredients or any similar products or ingredients with illness or other adverse effects, questions the benefits of our or similar products or claims that any such products are ineffective, inappropriately advertised or have inaccurate instructions as to their use, could negatively impact our reputation or the market demand for our products. For example, public sentiment may move away from the use of vegetable oils for consumption which would impact market demand for our products.

We may not be able to develop new products and as a result, our business and financial condition could be adversely affected.

The launch and development of new products involve considerable time and commitment which may exert a substantial strain on our ability to manage our existing business and operations. We cannot ensure the success of any new brand or products or that any income will be generated from such new brand or products. If we are not able to develop and introduce new products successfully, or if new products fail to generate sufficient revenues to offset research and development costs, our business, financial condition and results of operations could be adversely affected.

Our operations may be disrupted for maintenance services or reasons beyond our control, which could adversely affect our business, financial condition and results of operations.

Our operations could be disrupted for maintenance services or reasons beyond our control. Our oil seed pressing and grinding facilities are subject to regular maintenance during which operations may halt. Moreover, other causes of disruption include extreme weather conditions, fire, natural catastrophes, raw material supply disruptions, equipment and system failures, mechanical malfunctions, workforce shortages, workforce actions, human errors or environmental issues. Any significant disruption to our operations could adversely affect our ability to produce our vegetable oils and vegetable protein meal products, which could have a material adverse effect on our business, financial condition and results of operations.

We could be harmed by improper disclosure or loss of sensitive or confidential company, employee, supplier or customer data.

In connection with the operation of our business, we store, process and transmit data, including information about our business, employees, suppliers and customers. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through our information systems, whether by our employees or third parties, including a cyber-attack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs.

We take action to mitigate these risks by (a) keeping our software and security systems up to date, (b) using strong passwords and two factor authorization on all online accounts, (c) providing IT security training to employees to identify scam emails and building internal procedures to verify suspicious requests, (d) backing up all data daily and storing the backup offline and online, (e) using a VPN to encrypt internet traffic and protect against cyber-attacks when assessing sensitive data, (f) developing and implementing an incident response plan to ensure a rapid and effective response in case of a cyberattack, and (g) partnering with a cybersecurity company to conduct regular intranet and employee laptop checks.

Nonetheless, there can be no assurance that we will prevent all instances of improper disclosure or loss of sensitive or confidential information. Such disclosure, loss or breach could harm our reputation and subject us to government sanctions and liability under our contracts and laws that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over sensitive or confidential data and other practices we follow may not prevent the improper access to, disclosure of, or loss of such information. The potential risk of security breaches and cyberattacks may increase as we introduce new services and offerings. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which we provide services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to our reputation in the marketplace.

Our business operations and international expansion may be subject to geopolitical risks including with respect to our supply chain and inflation.

Our business operation and international expansion may be subject to geopolitical risks. Any significant deterioration in the international landscape may have a negative effect on our ability to fulfill contractual obligations because of shipping and other impediments that could arise, which could have a material and adverse effect on our business, financial condition and results of operations. We exported our products to various countries outside of Australia and derive sales from exporting to those countries, and we intend to continue to sell our current and future products to countries outside of Australia. Changes to trade policies, treaties and tariffs in or affecting the jurisdictions in which we sell our products, or the perception that these changes could occur, could adversely affect the financial and economic conditions in those jurisdictions, as well as our international sales, results of operations and financial condition.

The Company purchases from Energreen mainly relate to additional canola seed purchases, which seeds are sourced from Energreen’s high-quality and long-standing supply chain. All sales and purchase transactions among the Company and any related parties such as Energreen are structured on an arm’s length basis. Energreen mainly purchases the quality canola seed from Cargill, Grain Corp, and other trade companies in Australia.

There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets and concerns over the rising level of inflation in major industrial countries including the United States and worries that efforts to curb inflation may result in recession. There were and could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers, insolvency of key suppliers resulting in product delays, rises in raw material prices leading up to increased level of cost of sales that we may not be able to pass onto customers, inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies, and counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenues for the food production industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

Although our operations have not experienced material and adverse impact on supply chain, cybersecurity or other aspects of our business from the ongoing unrest in Ukraine, the Middle East and Africa or due to COVID-19 or other acts of God or causes, there is no assurance that such conflict would not develop or escalate in a way that could materially and adversely affect our business, financial condition, and results of operations in the future.

We face risks of natural disasters, acts of God and occurrence of epidemics, which could severely disrupt our business operations.

Natural disasters, epidemics and other acts of God which are beyond our control may adversely affect the economy, infrastructure and livelihood of the people in Australia and may materially and adversely affect our operations as our facilities and offices are currently located in Australia. Material damage to, or the loss of, such facilities due to fire, severe weather, flood, drought, earthquake, or other acts of God or causes may not be adequately covered by proceeds of our insurance coverage and could materially and adversely affect our business and results of operations. For example, rains and floods in Eastern Australia in 2022 (in February, July, November), which were the fifth storms in 19 months were the area was inundated, resulted in billions of AUD of damage. Bushfires in 2019-2020 resulted in more than 2,000 homes being destroyed, losses of more than $900 million and 400+ deaths. Of the more than 10 million hectares burnt in south-eastern Australia during the 2019-2020 fire season, around one-quarter was agricultural land, which caused an estimated $4-5 billion worth of economic losses to the Australian food system. Any such further instances of natural disasters, fires or any outbreaks of contagious disease, acts of war or terrorist attacks may cause damage or disruption to our business, our employees and our markets, any of which could adversely impact our business, results of operations and financial condition.

If our products become contaminated, we may be subject to product liability claims and product recalls.

Our products may be subject to contamination by disease-producing organisms or pathogens. These pathogens are found generally in the environment and therefore, there is a risk that they could be present in our products. These pathogens can also be introduced to our products as a result of improper handling during processing or at the consumer level. We have little, if any, control over proper handling procedures once our products are delivered to our customers.

Our products are subject to sampling examinations on product quality by government authorities. If the products materially fail to meet any relevant quality or safety standards, we may be required by government authorities to recall the products and we may be held responsible for such failure, in which case our reputation and operations will be adversely affected. While we have insurance coverage for such recalls, we may be liable for any loss and injury caused by such products, which may have a materially adverse effect on our financial condition and results of operations. We may also be required to incur extra expenditures to comply with the additional regulatory requirements from time to time. So far there has been no product liability claim, product recall or other incident due to contamination of our products.

Our failure to compete effectively may adversely affect our ability to generate revenue.

We compete with other companies, many of whom are developing or can be expected to develop products similar to ours. Many of our competitors are also more established than we are, and have significantly greater financial, technical, marketing and other resources than we presently possess. Some of our competitors have greater name recognition and a larger operation scale and customer base. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies. We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not harm our business.

Increased competition could lead to lower revenues and higher costs. There is no guarantee that we will be able to compete effectively with current and future competitors, nor will it be possible to ensure that competitors will not actively resort to legal or illegal means which aim at destroying the brand and product quality or affecting the confidence of our consumers.

Risks Related to Being a Public Company

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of our Company. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.

We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

We face increased legal, accounting, administrative and other costs and expenses as a public company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require us to carry out activities we have not done previously. For example, we have created new Board committees and adopted new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, while the Company has not identified a material weakness in its internal control over financial reporting, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified people to serve on our Board or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or the market in which we operate, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, our share price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our Ordinary Shares adversely, or provide more favorable relative recommendations about our competitors, the price of our Ordinary Shares would likely decline. If any analyst who may cover us were to cease our coverage of us or fail to regularly publish reports on it, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Our Ordinary Shares may be subject to extreme volatility.

The trading price of our Ordinary Shares may be subject to extreme volatility. We cannot predict the magnitude of future fluctuations in the trading price of our Ordinary Shares. The trading price of our Ordinary Shares may be affected by several factors, including events described in the risk factors set forth in this Annual Report on Form 20-F and in our periodic reports filed with the SEC from time to time, as well as our operating results, financial condition and other events or factors. Any of the factors listed below could have a material adverse effect on your investment in our securities. Factors affecting the trading price of our securities may include:

●	announcements by us or our competitors regarding technical developments and levels of performance achieved by our or their real-world data and real-world evidence offering;
●	announcements by us regarding developments in our relationship with existing and future key customers;
●	our ability to bring our products and technologies to market on a timely basis, or at all;
●	our operating results or development efforts failing to meet the expectations of securities analysts or investors in a particular period;
●	Actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to it;
●	changes in the market’s expectations about our operating results or the real-world data and real-world evidence industry;
●	success of competitors actual or perceived development efforts;
●	changes in financial estimates and recommendations by securities analysts concerning the Company or the real-world data and real-world evidence industry in general;
●	operating and share price performance of other companies that investors deem comparable to the Company;
●	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;
●	changes in laws and regulations affecting our business;
●	our ability to meet compliance requirements;
●	commencement of, or involvement in, litigation involving the Company;
●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
●	the volume of Ordinary Shares available for public sale;
●	the level of demand for our Ordinary Shares, including the amount of short interest in our stock;
●	any major change in our Board or management;
●	sales of substantial amounts of the Ordinary Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur;
●	the expiration of contractual lock-up agreements with our executive officers, directors and shareholders, which we have entered and may enter into in the future from time to time; and
●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and the Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Company could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Following certain periods of volatility in the market price of our securities, we may become the subject of securities litigation. We have experienced and may in the future experience additional litigation following periods of volatility. This type of litigation may result in substantial costs and a diversion of management’s attention and resources.

Our business model is capital-intensive, and we may not be able to raise additional capital on attractive terms, if at all, which could be dilutive to shareholders. If we cannot raise additional capital when needed, our operations and prospects could be materially and adversely affected.

We can be expected to continue to sustain substantial operating expenses without generating sufficient revenue to cover expenditures. Over time, we expect that we will need to raise additional funds, including through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, ongoing costs, any significant unplanned or accelerated expenses, and new strategic investments. We cannot be certain that additional capital will be available on attractive terms, if at all, when needed, which could be dilutive to shareholders, and our financial condition, results of operations, business and prospects could be materially and adversely affected.

We have a history of net losses, we may increase expenses in the future, and we may not be able to achieve or return to profitability.

As stated above, we have a history of losses. We generated net losses of $1,462,610 for the year ended June 30, 2025. Our ability to continue as a going concern is dependent upon our ability to generate cashflows from operations and draw down additional long-term debt from the senior debt provider, Commonwealth Bank of Australia, who has provided a total facility loan of AUD$14,000,000 with unused facilities as at 30 June 2025 of AUD$6,780,934 and draw down an additional US$6 million of redeemable debentures from the existing PIPE investors or the executed US$50 million equity line of credit (ELOC) once the Company lodges the registration statement of the ELOC. The Company has determined that the Company’s sources of liquidity will be sufficient to meet the Company’s financing requirements for the one year period from the issuance of its consolidated financial statements but there can be no assurance these sources are sufficient to fund our capital expenditures, working capital and other cash requirements in the long term. There can be no assurance that the steps management is taking will be successful.

Risks Related to Our Warrants

We may redeem unexpired Warrants prior to their exercise at a time that is disadvantageous to Warrant holders.

Our public Warrants are currently exercisable for one share of Ordinary Shares at a price of $11.50 per share. We have the ability to redeem outstanding Warrants at any time prior to their expiration, at a price of $0.01 per Warrant, provided that the last reported sales price of Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date we send the notice of redemption to Warrant holders and provided certain other conditions are met. If and when the Warrants become redeemable by us, we may exercise our redemption rights even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the Warrants, as set forth above even if the holders are otherwise unable to exercise the Warrants.

Redemption of the outstanding Warrants could force Warrant holders (i) to exercise their Warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, (ii) to sell their Warrants at the then-current market price when they might otherwise wish to hold their Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, we expect would be substantially less than the market value of their Warrants. None of the private placement Warrants will be redeemable by us so long as they are held by the Sponsor or its permitted transferees.

If we choose to exercise this redemption right, warrant holders would be forced to either exercise their warrants at a time when it may be economically disadvantageous to do so or accept the redemption price, which could be significantly lower than the market value of the warrants at that time. This could result in warrant holders receiving less value than they might have otherwise realized had they been able to exercise their warrants at a later date. Additionally, the redemption of warrants could result in dilution to our existing shareholders and may adversely affect the market price of our ordinary shares.

Item 4. Information on the Company

A. History and Development of the Company

Australian Oilseeds is a Cayman Islands exempted company incorporated in the Cayman Islands on December 29, 2022

The Company owns no material assets other than its equity interests in its wholly-owned subsidiaries.

B. Business Overview

The Company is a Cayman Islands exempted company that, directly and indirectly through its subsidiaries, is focused on the manufacture and sale of chemical free, non-GMO, sustainable edible oils and products derived from oilseeds. The Company believes that transitioning from a fossil fuel economy to a renewable and chemical free economy is the solution to many health problems the world is facing presently. To that end, the Company is committed to working with suppliers and customers to eliminate chemicals from the edible oil production and manufacturing systems to supply quality products such as non-GMO oilseeds and organic and non-organic food-grade oils to customers globally. Over the past 20 years, Australian Oilseeds Investments Pty Ltd., an Australian proprietary company (“AOI”) has grown to be the largest cold pressing oil plant in Australia, pressing strictly GMO free conventional and organic oilseeds.

Grower Supply Contracts and Farming Methods

To source the agricultural products for its business, the Company has a grower-supply contract base for oilseeds made up of local and regional farmers and shareholders in New South Wales committed to sustainable, renewable and organic farming. The Company’s farmers employ regenerative farming practices such as conservative tillage and minimal use of chemicals and fertilizer to grow produce with no residue and increase carbon sequestration, thereby pulling more carbon from the atmosphere and sequestering higher carbon amounts in the soil.

These grower-supply contracts (known universally as contract farming) provide for oilseeds on a fixed-acre or hectare-contract basis as well as standard tonnage contracts for oil seeds. Contract farming is an agreement between farmers and processing firms for the production and supply of agricultural products under forward agreements, frequently at predetermined prices. The basis of such production arrangements is a commitment on the part of the farmer to provide a specific commodity in quantities and at quality standards determined by the purchaser and a commitment on the part of the purchaser to support the farmer’s production and to purchase the commodity at harvest.

After the Company determines with whom to contract for its oilseeds, the Company and the counterparty agree upon one or more contracts. The contracts contain information about the plot of land (referred to as the “block”) on which the product is grown. For each growing period, the grower-supply contract associates a harvest with a block. The harvest identifies the product and growing period. Because a contract can span several growing periods, a block might have several harvests associated with it. The Company contracts to purchase all of the output from a particular block. Typically, the contract manager manages the harvests at the block level because most harvests for a block have similar characteristics, such as price. A grower-supply contract is a contract associated with a block and harvest.

In addition to the Company’s grower-supply contracts with local and regional farmers and shareholders in New South Wales, Energreen Nutrition Australia Pty Ltd, a company related to Gary Seaton, a director, provides supply-chain support for raw materials to the Company as an additional source of oilseeds supply. In addition, the Company has an exclusive supply agreement for canola seed with Good Earth Growers, as a strategy partner who has committed to reduce chemical residual in farming operation. Good Earth Growers was the first grain producer in Australia to be certified “Chemical Free Farmers.”1

The Company’s is committed to working only with farmers and growers who are committed to sustainable, renewable and organic farming methods, which stand in contrast to the manner that the majority of our food supply is grown, which traditional agriculture systems, we believe, are degenerative, damaging the planet’s ecosystem at an alarming rate through loss of topsoil, loss of biodiversity, desertification, habitat destruction, and air and water pollution; thus, degenerative agriculture is also a large contributor to climate change.2 The Company believes that farming must be performed in a more nature-friendly, biodiversity-supporting manner.

The non-GMO chemical free oilseeds are then cold pressed, filtered and bottled by the Company into organic and non-organic food-grade oils, vegetable protein meals and supplements in stock feed rations. Cold pressing involves pressing and grinding the oilseeds without the use of chemicals and solvents at temperatures below 50 degrees Celsius, which results in oil and meals that retain nutritional values, antioxidants and healthy omega fatty acids.3 The Company works with various marketers and distributors to sell its products in the Australian retail and selected export markets. The Company does business in Australia, New Zealand, Japan, and the United States through the trademark “Good Earth Oils.” Moreover, the Company’s business strategy is aligned with the United Nations (“UN”) Sustainable Development Goals (“SDGs”), tracking, and improving on metrics within target UN SDGs, as seen in the following diagram:

The Company’s Products and Strategy

The Company produces organic food-grade oils and vegetable protein meals by means of cold pressing extraction from chemical and GMO-free oilseeds. The Company’s vegetable oils include unrefined canola oil, premium canola oil, extra filtered canola oil, RBD canola oil, safflower oil, sunflower oil, RBD sunflower oil, soyabean oil, linseed oil, extra virgin olive oil. The Company’s protein meals include organic and non-organic cold pressed canola, sunflower, safflower, soybean and linseed meals. Protein meals are the co-product of cold pressing extraction and are predominately used as a supplement in stock-feed rations. The meals are also used in rations for protein, amino acids, fibre and fat depending on dietary requirements.

Premium products include:

●	Cold pressed Canola oil

1 See Good Earth Growers | Australia’s first Chemical Free Farmers & Grain Producers.

2 See Frontiers | Agriculture’s Contribution to Climate Change and Role in Mitigation Is Distinct From Predominantly Fossil CO2-Emitting Sectors (frontiersin.org).

3 See Introduction to cold pressed oils: Green technology, bioactive compounds, functionality, and applications (January 2020) by Mohamed Fawzy Ramadan Hassnien.

●	Cold Pressed Soya bean oil

●	Sunflower Oil

●	Cold Pressed Canola Meal

●	Plant Based Proteins

●	Sunflower Meal

We sell cold pressed vegetable oils and vegetable protein meals extracted from oil seeds. For fiscal years 2025 and 2024, we derived approximately 74% and 73%, respectively, of our total revenue from the sale of cold pressed vegetable oils with the balance from the sale of vegetable protein meals extracted from oil seeds. The Company processes and sells high quality protein meal for the agricultural market (including the feedstock industry) and is leveraging this by-product to expand into the plant-based meats and proteins markets. Presently, the Cootamundra facility is capable of crushing canola, safflower and sunflower seeds with a current processing capacity of more than 70,000 metric tons per annum. Edible oils and protein meal serve as the largest outlet for oilseed derivative products. The food industry demands healthy oils for cooking and dining. A key example being Canola Oilseed — in which Australia produces over 15-20% of the global Canola seed trade. Australian oilseed production, due to relative proximity and high-quality output, are well-placed to supply the rapidly expanding consumer export markets of the Asia-Pacific as well as satisfy increased domestic demands.

The Company enters into standard sales contracts with customers for the purchase of these products, which detail the duration and amount of the product to be delivered during the course of the contract, compliance with applicable government regulations and tax payment obligations.

The Company intends to address the increased global demand for sustainable premium cold-pressed and non-GMO products by expanding its existing cold-pressing capacity from 33,000 metric tons to 70,0000 metric tons per annum.

The Company’s Manufacturing Process

The Company’s cold pressing oil plant is currently the largest in Australia and has seed processing capacity of up to 70,000 metric tons per annum. “Cold pressing” refers to oils obtained through pressing and grinding oilseeds without the use of chemicals or solvents at temperatures that do not exceed 122°F (50°C) and produces high energy canola meal used in stock feed by most species of animals worldwide. As a result of cold pressing, oil and meal retain most of their nutritional values, antioxidants and healthy omega fatty acids (including omega 3 and omega 6) and, including Polyunsaturated fatty acids (linoleic acid) that lower serum cholesterol and ..contain zinc and vitamins like vitamin A, C, E, D lecithin, potassium, bioflavonoids and phenols, which help in lowering cholesterol levels in the blood, protecting the liver from oxidative damage, and suppressing oxidative stress.4 Moreover, cold pressing methods is safer as they avoid the use of Solvents like hexane and petroleum ether that can have deleterious effects on the human body if the solvent plus oil mixture is not properly processed. Hexane can cause depression of the central nervous system and dermatitis. Cold-pressed oils do not utilize such harmful chemicals for production.5

4 See Cold-pressed oils VS Hot-pressed oils: Which one is better for your health? | TheHealthSite.com

5 See Cold Pressed Oils health benefits (yashkri.com)

Depiction of the Oilseed Extraction Process via Cold Pressing

Research and Development

Australian Oilseeds Investments Pty Ltd., an Australian proprietary company (the “AOI”) was established in 1991 by community-based growers, leaders and investors and commissioned its first oilseed processing plant in 1992, crushing more than 2,000 metric tons. Continuous research and development of methodology has resulted in seed processing capacity of more than 70,000 metric tons per annum presently notwithstanding using cold pressing methods that produce guaranteed non-GMO products. AOI continually engages in research and development on the improvement of cold pressed oil extraction from safflower, sunflower and other oilseeds, plant-based meats and the usage of canola as an ingredient. Additionally, AOI had the first oil processing plant in Australia to partially adopt renewable solar energy along with electricity to run the plant concurrently. The plant currently abates 42.2 metric tons of CO2 (per month) with 568-kilowatt peak solar power. The Company is aiming to become carbon neutral plant furthering its UN SDG goals.

Actual Photo of the Company’s Cootamundra, Australia Facility Including its Solar Panels

C. Organizational Structure

The following is a current/future organizational chart of our Company:

*CQ Oilseeds Pty Ltd is currently owned by “Energreen Nutrition” and all equity interest in CQ oilseeds will be transferred to the company in future (please refer note-12 “Penny warrants)

D. Property, Plants and Equipment

The Company’s headquarters is located at 126 – 142 Cowcumbla Street, Cootamundra and Site 2: 52 Fuller Drive Cootamundra and its telephone number is +02 6942 4347, where we own and occupy the factory land with an aggregate area of approximately 60,200 square meters. and Site 2: 52 Fuller Drive Cootamundra where with an aggregate floor area of approximately 7,169 square meters from unrelated third parties under operating lease agreements. The Company recorded the lease agreement as a right-to-use asset in the financial statements under IFRS Accounting Standards16. We believe the current office space is adequate for our current operations and is adequate for our anticipated future needs.

Item 4A. Unresolved Staff Comments

We are filing this Form 20-F as an Annual Report under the Exchange Act and not as a registration statement, therefore the provision of information called for by this Item-4A is not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto that appear elsewhere in this Annual Report on Form 20-F.

Results of Operations

The following selected consolidated financial data are derived from the audited financial statements of the Company for the years ended June 30, 2025 and 2024 and should be read in conjunction with our consolidated financial statements, the related notes and the rest of the section of this Report. The historical results are not necessarily indicative of the results of future operations.

The following tables set forth our Consolidated Statements of Operations data for the periods presented:

Year Ended June 30, 2025 Compared to the Year Ended June 30, 2024

	2025	2024	Change	%
	AUD$	AUD$
Sales revenue	41,702,614	33,727,222	7,975,392	23.64%
Cost of sales	(38,240,704)	(27,810,782)	(10,429,922)	37.50%
Gross profit	3,461,910	5,916,440	(2,454,530)	(41.48)%
General and administrative expenses	(3,197,936)	(3,224,843)	26,907	(0.8)%
Selling and marketing expenses	(372,707)	(412,536)	39,829	(9.65)%
Other income	108,410	707,911	(599,501)	(84.68)%
Operating profit/(loss)	(323)	2,986,972	(2,987,295)	(100.0)%
Finance expenses	(1,456,065)	(835,813)	(620,252)	74.21%
Change in fair value of warrant liabilities	42,872	141,874	(99,002)	(69.78)%
Recapitalization expense	-	(23,210,293	23,210,293	(100.0)%
(Loss) before income tax	(1,413,516)	(20,917,260	19,503,744	(93.2)%
Income tax expense	(49,094)	(313,421)	264,327	(84.33)%
(Loss) for the year	(1,462,610)	(21,230,681)	19,768,071	(93. 11)%
Other comprehensive income for the year, net of tax	-	-	-
Total comprehensive (loss)	(1,462,610)	(21,230,681)	19,768,071	(93.11)%
(Loss) attributable to:
Members of the parent entity	(1,296,811)	(21,662,555)	20,365,744	(94.01)%
Non-controlling interest	(165,799)	431,874	(597,673)	(138.4)%
Total (Loss)	(1,462,610)	(21,230,681)	19,768,071	(93.11)%
Total comprehensive (loss) attributable to:
Members of the parent entity	(1,296,811)	(21,662,555)	20,365,744	(94.01)%
Non-controlling interest	(165,799)	(431,874)	(597,673)	(138.4)%
Total comprehensive loss	(1,462,610)	(21,230,681)	19,768,071	(93.11)%

Revenue

	Year Ended June 30,
	2025	2024	Change	Change %

Total revenue	$41,702,614	$33,727,222	$7,975,392	23.64%

Sales revenue increased by AUD$8 million or 23.64% to AUD$ 41.7 million for the twelve-month period ended on June 30, 2025, compared to AUD$33.7 million for the twelve-month period ended June 30, 2024, primarily due to increased sales with our existing customer base and also increased reach of our “GEO” brands to end users.

The following table summarizes the Company’s revenues disaggregated by product category:

	Year Ended June 30,
	2025	2024	Change	Change %

Wholesale oils	$10,592,301	$11,481,072	$(888,771)	(7.7)%
High protein meals	10,863,960	9,175,505	1,688,455	18.4%
Toll crushing service	58,012	222,095	(164,083)	(73.9)%
Other sales	297,135	291,351	5,784	2.0%
Retail oils	19,891,206	12,557,199	7,334,007	58.4%
Total revenues	$41,702,614	$33,727,222	$7,975,392	23.6%

Wholesale oils represented 25.4% of our revenue for the year ended June 30, 2025, compared to 34.0% for the year ended June 30, 2024, and decreased AUD$0.88 million, as compared to the prior year. Retail oils represented 47.7% of our revenue for the year ended June 30, 2025, compared to 37.2% for the year ended June 30, 2024, and increased AUD$7.3 million, as compared to the prior year. The primary driver for the revenue increase in retail oils for the year ended June 30, 2025 compared to the previous year was due to the Company supply contracts with Costco, Woolworths and Coles, which are majority of Australia’s largest supermarket chains. The Company also developed three new SKU to target the retail consumers from 2024 through integrated marketing campaign with the supermarkets. High protein meals for the feed industry represented 26.1% of our revenue for the year ended June 30, 2025, compared to 27.2% for the year ended June 30, 2024, and increased AUD$1.68 million as compared to the prior year. The primary driver for the revenue increase in high protein meals for the year ended June 30, 2025, compared to the previous year was the market awareness of the company’s high quality and chemical free concept from local farmers, wholesalers and distributors. Decrease in wholesale oils is compensated by increase in retails oils, as finished goods sold as retails oils instead of wholesale oils.

Toll crushing service, seeds, and other sales represent a small portion of our revenue. Those categories combined represented 0.9% of the revenue for the year ended June 30, 2025, compared to 1.5% for the year ended June 30, 2024.

Cost of Sales

	Year Ended June 30,
	2025	2024	Change	Change %

Cost of material	$25,226,031	$17,432,898	$7,793,133	44.7%
Cost of finished goods	8,660,363	5,273,627	3,386,736	64.2%
Freight and storage	899,185	2,112,109	(1,212,924)	(57.4)%
Depreciation	335,292	481,093	(145,801)	(30.3)%
Occupancy costs	616,684	341,790	274,894	80.4%
Labor costs	2,372,779	1,917,665	455,114	23.7%
Repairs and maintenance	130,370	251,600	(121,230)	(48.2)%
Total cost of sales	$38,240,704	$27,810,782	$10,429,922	37.5%

The cost of sales for the year ended June 30, 2025 was AUD$38.2 million, an increase of AUD$10.4 million, or 37.5% as compared to the year ended June 30, 2024. The primary reason for the increase was due to increase in cost of inputs for manufacturing (raw material, packing cost and labour) without corresponding increase in sales price.

General and administrative expenses

	Year Ended June 30,
	2025	2024	Change	Change %

General and administrative expenses	$3,197,936	$3,224,843	$(26,907)	(0.8)%

General and administrative expenses for the year ended June 30, 2025, were AUD$3.2 million, a decrease of AUD$0.03 million, or 0.8%, compared to the year ended June 30, 2024.

Selling & Marketing expenses

	Year Ended June 30,
	2025	2024	Change	Change %

Selling & Marketing expenses	$372,707	$412,536	$(39,829)	(9.6)%

Marketing expenses for the year ended June 30, 2025 were AUD$0.4 million, a decrease of AUD$0.04 million, or 9.6% compared to the year ended June 30, 2024.

Other Income

	Year Ended June 30,
	2025	2024	Change	Change %

Other income	$108,410	$707,911	$(599,501)	(84.6)%

Other income for the year ended June 30, 2025 was AUD$0.1 million, a decrease of AUD$0.6 million, or 84.6% compared to the year ended June 30, 2024. This decrease was primarily due to the negotiation to reduce certain transaction costs payable and write back of these costs related to the purchase of EDOC for year ended June 30, 2024.

Change in Fair Value of Warrants

	Year Ended June 30,
	2025	2024	Change	Change %

Change in fair value of warrant liabilities	$42,872	$141,874	$(99,002)	(69.78)%

The change in Warrant Fair Value was due to the closing of the Business Combination Agreement, the resulting fluctuations of the share market price, and the issuance of new warrants are part of the Arena securities purchase agreement.

Recapitalization expense

	Year Ended June 30,
	2025	2024	Change	Change %

Recapitalization expense	$-	$23,210,293	$(23,210,293)	(100.0)%

Recapitalization expense decreased, primarily due to recognition of recapitalization expense for the period ended June 30, 2024 at the close of the Business Combination.

Finance expenses

	Year Ended June 30,
	2025	2024	Change	Change %

Finance expenses	$1,456,065	$835,813	$620,252	74.2%

Finance expenses increased, primarily due to the fact that the Company began to utilize the AUD$8 m trade facility provided by Commonwealth Bank of Australia to purchase canola oilseeds from the local farmers, the amortization of the convertible note discount of AUD$0.27 million and the interest accrual on the promissory notes with American Physicians LLC.

Liquidity and Capital Resources

As of June 30, 2025, our principal sources of liquidity were drawdowns cash received from customers and drawdown from trade finance facility.

We incurred a loss after income tax of AUD$1,462,610 for fiscal year 2025 (FY 2024- AUD$21,230,681). We were in a net current liability position of AUD$13,056,107 for the year ended 30 June 2025 (FY 2024-AUD$6,965,530). Net cash outflows from operating activities were AUD$966,511 for fiscal year 2025 (net cash inflows from operating activities FY 2024- AUD$2,184,930).

The above factors raise substantial doubt about the Company’s ability to continue as a going concern unless it can successfully meet the stated objectives and/or raise additional funds with its financiers and investors.

As at 30 June 2025 and 2024, the consolidated entity had cash in hand and at bank of AUD$2,309,303 and AUD$514,140, respectively.

The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. Refer to note 2 (b) of consolidated financial statements.

We conducted a reverse acquisition of EDOC Acquisition Limited “EDOC” through the deSPAC on 21 March 2024, the consolidated entity assumed AUD$5,248,824 of previously unpaid transaction costs charged by service providers of “EDOC”, AUD$1,241,892 promissory notes to American Physicians LLC and an AUD$1,533,742 convertible note to PIPE Investor ARENA as of 30 June 2024.

As on 30 June 2025, we have unpaid legacy cost of AUD $2,773,492, promissory notes to American Physicians LLC- AUD 1,538,322 and AUD $1,169,690 convertible note to PIPE Investor ARENA.

Therefore, our ability to continue its business activities as a going concern is dependent upon us deriving sufficient cash from the business operation, being able to draw down additional long-term debt from the senior debt provider, Commonwealth Bank of Australia, who has provided a total facility loan of AUD$14,000,000 with unused facilities as at 30 June 2025 of AUD$6,780,934 and funding from related party i.e. Energreen Nutrition and JSKS. In addition, we also have the ability to draw down an additional US$6 million of redeemable debentures from the existing PIPE investors or from the executed US$50 million equity line of credit (ELOC) once the Company lodges the registration statement of the ELOC. The Company has determined that the Company’s sources of liquidity will be sufficient to meet the Company’s financing requirements for the one year period from the issuance of its consolidated financial statements.

The following table shows the net cash and cash equivalents provided by (used in) operating activities, net cash and cash equivalents used in investing activities, and net cash and cash equivalents provided by financing activities during the periods presented:

	Year Ended
	June 30, 2025	June 30, 2024
Net cash provided by (used in)
Operating activities	$966,511	(2,184,930)
Investing activities	(1,380,248)	(3,975,622)
Financing Activities	2,208,900	6,553,419

Operating Activities

As of June 30, 2025, our net cash and cash equivalents provided by/(used in) operating activities consists of AUD$39,549,621 of cash receipts from customers and AUD$38,433,702 of payments to suppliers and employees.

By comparison, the Company’s net cash and cash equivalents received in operating activities during the year ended June 2024 consists primarily of AUD$33,854,067 of cash receipts from customers and AUD$35,364,877 of payments to suppliers and employees.

Investing Activities

Our investing activities have consisted primarily of property plant and equipment purchases.

Net cash and cash equivalents used in investing activities during the year ended June 30, 2025, consisted of AUD$1,380,248 of purchased property and equipment.

By comparison, the Company’s net cash and cash equivalents used in investing activities during the year ended June 30, 2024, consisted primarily of AUD$3,975,622 of purchased property plant and equipment.

Financing Activities

Net cash flows provided from financing activities were AUD$2,208,900 for the year ended June 30, 2025, which primarily consisted of AUD 1,933,359 cash inflow from related party loan, proceeds from Securing borrowings of AUD 1,202,603 and repayment of secured borrowings of 760,950

By comparison, the Company’s net cash flows from financing activities was AUD$6,553,419 for the year ended June 30, 2024, which primarily consisted of AUD$4,000,000 asset financing from Commonwealth Bank of Australia and the net cash inflow of AUD$2,578,062 from the related party loans. Furthermore, the Company raised up the net cash inflow of USD336,282, which primarily consists of USD$1,000,000 of convertible note from PIPE Investor Arena and USD$1,926,282 remaining fund in SPAC trust account, but they were partially offset by debenture issued cost and the payment of transaction costs to various suppliers who provided the listing compliance and underwrite services. Last, AUD$98,754 was paid for the finance lease.”

Contractual Obligations and Commitments and Liquidity Outlook

Our ability to continue as a going concern is dependent upon our ability to generate cashflows from operations and draw down additional long-term debt from the senior debt provider, Commonwealth Bank of Australia, who has provided a total facility loan of AUD$8,000,000 with unused facilities as at 30 June 2025 of AUD$6,780,934 and draw down an additional US$6 million of redeemable debentures from the existing PIPE investors or the executed US$50 million equity line of credit (ELOC) once the Company lodges the registration statement of the ELOC. The Company has determined that the Company’s sources of liquidity will be sufficient to meet the Company’s financing requirements for the one year period from the issuance of its consolidated financial statements but there can be no assurance these sources are sufficient to fund our capital expenditures, working capital and other cash requirements in the long term. There can be no assurance that the steps management is taking will be successful.

Our future capital requirements will also depend on additional factors, including our growth rate, the timing and extent of spending to support research and development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, and the cost of any future acquisitions of technology or businesses. In the event that additional financing is required from outside sources, we may be unable to raise the funds on acceptable terms, if at all.

Material Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively “IFRS Accounting Standards”). In preparing our financial statements, we make estimates, assumptions, and judgments that can have a significant impact on our reported revenue, results of operations, and net income or loss, as well as on the value of certain assets and liabilities on our balance sheet during and as of the reporting periods. These estimates, assumptions, and judgments are necessary because future events and their effects on our results and the value of our assets cannot be determined with certainty and are based on our historical experience and on other assumptions that we believe to be reasonable under the circumstances. These estimates may change as new events occur or additional information is obtained, and we may periodically be faced with uncertainties, the outcomes of which are not within our control and may not be known for a prolonged period of time. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates.

We believe that the assumptions and estimates associated with the following material accounting policies involve significant judgment and thus have the most significant potential impact on our Consolidated Financial Statements.

Revenue Recognition

We generate revenue from the sale of products and services. A description of our revenue recognition policies is included in Note 2, Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 20-F.

Although most of our sales agreements contain standard terms and conditions, certain agreements contain multiple performance obligations or non-standard terms and conditions. For customer contracts that contain more than one performance obligation, we allocate the total transaction consideration to each performance obligation based on the relative stand-alone selling price of each performance obligation within the contract. We rely on either observable standalone sales or an expected cost plus a margin approach to determine the standalone selling price of offerings, depending on the nature of the performance obligation.

As we further discuss in Note 2, Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 20-F, for contracts with customers entered into during fiscal years 2025 and 2024, revenue from the sales of our products increased by AUD$7.9 million or 23.6% to AUD$41.7 million for the twelve-month period ended on June 30, 2025 compared to AUD$33.7 million for the twelve-month period ended June 30, 2024, primarily due to increased sales to our existing customers and new customers secured during the year.

Share-based payments

Following the Business Combination, the Company has authorized 555,000,000 shares including 500,000,000 Class A Ordinary Shares, 50,000,000 Class B Ordinary Shares, and 5,000,000 Preference Shares, each of par value $0.0001 per share. In addition, the Company has three classes of warrants (i.e., Public Warrants, Private Warrants and PIPE Warrants) issued and outstanding.

The assumptions used in calculating the fair value of stock-based compensation awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Warrant transactions

PIPE Warrants to purchase our Ordinary Shares are accounted for as liability instruments based on the terms of the warrant agreements. The warrants issued by us are accounted for as liability instruments under IFRS Accounting Standards 9 due to the rights of the grantee to require cash settlement.

Private Warrants and Representative Warrants to purchase units accounted for as liability instruments represent the warrants issued to significant shareholders and related parties.

Penny Warrants are a contingently issuable instrument to issue the Company’s shares and are accounted for as a financial liability.

Public Warrants are accounted for as equity instruments due to our ability to settle the warrants through the issuance of units.

In order to calculate warrant charges, we used the Monte Carlo simulations, which required key inputs including volatility and risk-free interest rate and certain unobservable inputs for which there is little or no market data, requiring us to develop our own assumptions. We estimated the fair value of unvested warrants, considered to be probable to be vesting, at the time of issue. Based on that estimated fair value, we determined warrant charges, which were recorded as a reduction of the transaction price.

Off-Balance Sheet Arrangements

As of June 30, 2025, we had no off-balance sheet arrangements as defined in Instruction 8 to Item 303(b) of Regulation S-K.

Recently Adopted Accounting Pronouncements

See Note 2 to the accompanying consolidated financial statements included elsewhere in this Annual Report on Form 20-F for a description of recently adopted accounting standards.

Recently Issued Accounting Pronouncements

See Note 3 to the accompanying consolidated financial statements included elsewhere in this Annual Report on Form 20-F for a description of certain recently issued accounting standards which may impact our financial statements in future reporting periods.

Interest Rate Sensitivity

We had cash and cash equivalents totaling AUD$2,309,303 as of June 30, 2025 (2024: AUD$514,140). Cash and cash equivalents include cash on hand and investments with original maturities of three months or less, are stated at cost, and approximate fair value. Our investment policy and strategy are focused on preservation of capital, supporting our liquidity requirements, and delivering competitive returns subject to prevailing market conditions. We were not exposed to material risks due to changes in market interest rates given the liquidity of the cash and investments with original maturity of three months.

Foreign Currency Risk

The Company does not have significant exposure in currency other than reporting currency, except one of non-trading subsidiary have legacy costs, promissory notes and convertibles notes denominated in USD.

Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company’s cash and cash equivalents are generally held with large financial institutions. Although the Company’s deposits may exceed federally insured limits, the financial institutions that the Company uses have high investment-grade credit ratings and, as a result, the Company believes that, as of June 30, 2025, its risk relating to deposits exceeding federally insured limits was not significant. The Company has no significant off-balance sheet risk such as foreign exchange contracts, options contracts, or other hedging arrangements.

The Company believes its credit policies are prudent and reflect normal industry terms and business risk. The Company generally does not require collateral from its customers and generally requires payment from zero to 90 days from the invoice date with typical terms of 30 days.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Executive Officers
Gary Seaton	71	Chief Executive Officer and Chairman
Amarjeet Singh	43	Chief Financial Officer
Non-Executive Directors
Kapil Singh	50	Director
Kevin Chen	49	Director
Phaneesh Murthy	61	Director
Gowri Shankar	46	Director

Executive Officers

Gary Seaton, Chief Executive Officer and Chairman of the Board of Directors, has served as Chief Executive Officer and Chairman of the Company since inception and as a director and the Secretary of AOI since its inception. Mr. Seaton has also served as the Managing Director of Cootamundra Oilseeds Pty Ltd. (“Cootamundra”), Cowcumbla Investments Pty Ltd (“Cowcumbla”) and CQ Oilseeds Pty Ltd. since 2014, and Energreen Nutrition Australia Pty Ltd. — Brisbane Australia since 2013. Cootamundra and Cowcumbla are the operating subsidiaries of AOI. Mr. Seaton has more than 42 years of experience in the field of international business operations, and he is a social entrepreneur. He currently serves as the Chairman of G&G Group of Companies (“G&G Group”), which is the parent company founded in Singapore and oversees all business except for Australian companies. G&G Group has operations in Singapore, Malaysia, Sri Lanka, Africa, India and Australia, predominately in the agricultural, commodities and renewable energy sector. Mr. Seaton is also the majority owner and Director of Energreen Nutrition & Bioenergy plantations and is part of the Investment Committee of Aditya Birla Sunlife Global Clean Energy Fund. We believe Mr. Seaton is qualified to serve as a director of the Company given his extensive experience in international business operations and the oilseed industry.

Amarjeet Singh, Chief Financial Officer, has served as Group Chief Financial Officer of AOI since February 28, 2025, and Financial Controller of Energreen Nutrition Australia Pty Ltd. in since January 2025. Mr. Singh is an experienced financial controller with a demonstrated history of working in the Agri-commodities and manufacturing listed companies, with experience in financial reporting, consolidation, budgeting, accounting, treasury management, and management information systems (MIS) including leadership roles at major companies in the global agricultural sector. Before joining Australian Oilseeds, from 2018 to 2025, he served as Head of Finance at MOI International Pty Ltd., a subsidiary of Mewah International, a large agricultural company listed in Singapore. From 2011 to 2017, Mr. Singh was Manager, Accounts and Treasury, at Mewah Oils & Fats, another subsidiary of Mewah International. Prior to Mewah, Mr. Singh held finance and accounting roles of progressive responsibility at divisions of large, NYSE-listed multi-national companies including General Electric and Snap-On Tools from 2008 to 2011 and served as an Audit Senior for BDO Lodha & Co. from 2004 to 2007. Mr. Singh is a graduate of the Institute of Chartered Accountants of India as a chartered accountant, specializing in Finance & Accountancy in 2007. We believe Mr. Singh is qualified to serve as a director of the Company given his extensive experience in finance and accounting.

Non-Executive Directors

Kapil Singh, Director (Independent), Compensation Committee Chair — Mr. Singh is a founder and Director of Kapital Global LLC FZ and KGV Global FZE, which both provide strategic investments and advisory services. Mr. Singh worked with Citigroup Credit Services India Limited, Standard Chartered and NYSE listed HDFC Bank (HDB: NYSE). Mr. Singh has extensive knowledge and networking in the small and micro-cap space in developed, emerging and frontier markets, and he also has experience in cross-border transactions across sectors including agriculture and commodity businesses. Mr. Singh holds a post-graduate degree (2012) in International Business from Indian Institute of Foreign Trade New Delhi Campus. We believe Mr. Singh is qualified to serve as a director of the Company given his experience with emerging markets and U.S. publicly listed companies. Mr. Singh joined as director at the time of business combination in March 2024.

Phaneesh Murthy, Director (Independent), Nomination Committee Chair — At the recent April 2025 Annual Meeting of the shareholders of the Company, Mr. Phaneesh Murthy was elected to the Board of Directors of the Company as of May 1, 2025. The Board of Directors anticipates naming Mr. Murthy to serve on the following committees of the Board of Directors: (i) the Audit Committee and (ii) as Chair of the Nominating and Corporate Governance Committee.

Phaneesh Murthy brings nearly four decades of experience to the Company as an industry leader over his business career. Having successfully structured and managed large outsourcing deals for Fortune 500 companies, Phaneesh remains a vital asset to any business venture he pursues. Today, Mr. Murthy has been an active consultant for a strategy consulting firm he founded called Primentor, Inc., a consulting firm providing expertise in the areas of IT spending, business strategies, and restructuring. Aside from Primentor, Inc., Mr. Murthy further offers his expertise on the Advisory Board to the private equity fund, Partners Group and is an operating partner with New State Capital Partners LLC. Mr. Murthy contributes and focuses on areas of technology, business services, and BPO-related opportunities.

Mr. Murthy joined iGATE as its CEO in 2003 and was its CEO until 2013 where he restructured a loss-making company to a highly profitable company and took revenues up from close to nothing to about $1.2 billion, putting iGATE on the map of global outsourcers. From 1995 to 2002 Phaneesh served as Worldwide Head of Sales and Marketing, Communications, and the Product Solutions Group of Infosys Ltd. As the Global Sales Head of Infosys Ltd, Mr. Murthy is widely credited for taking the organization from just $2 million in revenues to $700 million in under 10 years. Mr. Murthy received his Bachelor of Science from the Indian Institute of Technology in Chennai and followed that up with an MBA from the Indian Institute of Management in Ahmedabad.

Kevin Chen, Director (Independent) — Mr. Chen served as EDOC’s Chairman of the board of directors and Chief Executive Officer from September 2020 to March 2024. Mr. Chen has been serving as Chief Investment Officer and Chief Economist of Horizon Financial, a New York based investment management company that offers cross-border investment solutions to global financial institutions and individuals, since May 2018, where he is responsible for advising clients in investing healthcare facilities in the United States. Mr. Chen has served as a Director of Currenc Group Inc. since August 30, 2024, and previously served as a member of the Board of Directors and a founder of the sponsor of Currenc Group Inc. since November 2021. From November 2021 to September 2024, Mr. Chen served as a board member of InFinT Acquisition Corporation, a special purpose acquisition company that completed its initial public offering in November 23, 2021. Mr. Chen has also been serving as a board member of Horizon Global Access Fund (Cayman), a segregate portfolio of Flagship Healthcare Properties Fund, a leading U.S. Healthcare REIT, since February 2019. Previously, Mr. Chen served as a senior portfolio manager of Credit Agricole/Amundi Asset Management until October 2015, a director of Asset Allocation of Morgan Stanley from August 2004 to August 2008, and a manager of China Development Bank from September 1998 to August 2000. Mr. Chen is Co-Founder and Vice-Chairman of the Absolute Return Investment Management Association of China. Mr. Chen joined as director at the time of business combination in March 2024.

Mr. Chen has also been a guest speaker at Harvard University, Fordham University, Pace University, and IESE Business School and a former member of the Adjunct Advisory Committee and former Interim Head of the Private Sector Concentration program of Master of Science in Global Affairs, New York University, and has been an adjunct professor there since 2012. Mr. Chen is a Member of the Economic Club of New York, Co-Chair of the New York Finance Forum, Fellow of the Foreign Policy Association, Member of the Bretton Woods Committee, Editorial Advisory Board Member of the Global Commodity Applied Research Digest (GCARD) at JP Morgan Center for Commodities (JPMCC) at the University of Colorado Denver Business School. Mr. Chen obtained his PhD in Finance from the Financial Asset Management Engineering Center at University of Lausanne, Switzerland in 2005, master’s degree in finance, Center for Economic Research, Tilburg University in the Netherland in 2001, and B.A. degree in Economics from the Renmin University of China in China in 1998. We believe Mr. Chen is well qualified to serve as a director due to his experience in financing and investing acquired over the course of his career working in financial institutions.

Gowri Shankar, Director (Independent), Audit Committee Chair — Mr. Shankar has served as Director of Lotus Hydro Power PLC since July 2016, and Director of Hatton plantations PLC since May 2019. He is a member of Audit Committee, Third Party Related Transaction Committee, Remuneration Committee of Lotus Hydro Power PLC and Hatton Plantations PLC, which are public companies listed on Colombo Stock Exchange. He is also the Group Director of Investments & Strategy for G&G Group of Companies, Singapore. Mr. Shankar worked in private banks for more than 10 years and has handled portfolio management services for HNI’s & Corporates. Mr. Shankar graduated from NIT Jalandhar with a Bachelor of technology in BTech (Machine Designing & Automation Engineering) in 2001, and National Institute of Technology Warangal with an MBA (Marketing & System) in 2003.

The business and affairs of the Company are managed by or under the supervision of the Company’s Board, the Board is consisting of five directors: Gary Seaton, Gowri Shankar, Kapil Singh, Kevin Chen and Phaneesh Murthy, with Gary Seaton expected to serve as Chairman of the Board. The primary responsibilities of the Board will be to provide oversight, strategic guidance, counselling and direction to the Company’s management. The Board will meet on a regular basis and additionally as required.

Most of the Company’s directors and officers are located outside of the United States and are nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside of the United States. Gary Seaton and Amarjeet Singh reside in Australia; Kapil Singh resides in Dubai and Gowri Shankar resides in India. As a result, it may be difficult for investors to effect service of process within the United States upon these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Mr. Singh joined as director at the time of business combination in March 2024.

Family Relationships

There are no family relationships between any of the Company’s executive officers and directors or director nominees.

B. Compensation

Executive Compensation

2025 Summary Compensation Table

The following table sets forth the total compensation earned for services rendered during the years shown by our named executive officers as of June 30, 2025.

Name and principal position	Year	Salary (AUD$)	Bonus (AUD$)	Stock awards (AUD$)	Option awards ($)	All other compensation (AUD$)	Total (AUD$)
Gary Seaton	2025	200,000				23,000	223,000
Chief Executive Officer(1)	2024	57,692	-	-	-	6,666	64,358

Amarjeet Singh(2)	2025	73,000	-	-	-	8,395	81,395
Chief Financial Officer	2024	-	-	-		-	-

Bob Wu Former(3)	2025	108,516				12,479	120,995
Former Chief Financial Officer	2024	38,462	-	-		4,423	42,885

(1)	Mr. Seaton has served as Chief Executive Officer since the Company’s inception in December 2022.

(2)	Mr. Amarjeet Singh started as Chief Financial Officer of company from February 2025.

(3)	Mr. Wu served as Chief Financial Officer of the Company since its inception until his resignation in February 2025.

C. Board Practices

Controlled Company Exemption

Gary Seaton, Chief Executive Officer and founder, beneficially owns more than 50% of the combined voting power for the election of directors of the Company. As a result, the Company is a “controlled company” within the meaning of Nasdaq listing rules and would be eligible to elect not to comply with certain corporate governance standards, including, but not limited to, the following requirements:

●	that a majority of its board of directors consist of directors who qualify as “independent” as defined under the rules of Nasdaq;

●	that it has a nominating and corporate governance committee composed entirely of independent directors; and

●	that it has a compensation committee composed entirely of independent directors.

Although the Company does not intend to rely on such exemptions initially following the consummation of the Business Combination, the Company may elect to utilize one or more of these exemptions for so long as it remains a “controlled company.” Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that the Company ceases to be a “controlled company” and its shares continue to be listed on the Nasdaq, the Company will be required to comply with these provisions within the applicable transition periods. See “Risk Factors.”

Independence of Directors

As a result of its securities being listed on Nasdaq following consummation of the Business Combination, the Company will adhere to the rules of such exchange, as applicable to controlled companies, in determining whether a director is independent. The board of directors of the Company has consulted, and will consult, with its counsel to ensure that the board of director’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.

Risk Oversight

Our Board has responsibility for establishing broad corporate policies and reviewing our overall performance rather than day-to-day operations. The primary responsibility of our Board is to oversee our management and, in doing so, serve our best interests and the best interests of our shareholders. Our Board selects, evaluates and provides for the succession of executive officers and, subject to shareholder election, directors. It reviews and approves corporate objectives and strategies, and evaluates significant policies and proposed major commitments of corporate resources. Our Board also participates in decisions that have a potential major economic impact on us. Management keeps the directors informed of Company activity through regular communication, including written reports and presentations at Board and committee meetings.

Our corporate governance practices do not indicate a particular board structure, and our Board has the flexibility to select its chair and our chief executive officer in the manner that it believes is in the best interests of our shareholders. Accordingly, the positions of Chair and the Chief Executive Officer may be filled by either one individual or two individuals. At present, the Chair and the Chief Executive Officer roles are served by one person. Our Board believes that our current leadership structure and the composition of our Board protect shareholder interests and provide adequate independent oversight, while also providing outstanding leadership and direction for our Board and management.

Aside from our Chief Executive Officer and Chairman (Gary Seaton) or our Chief Financial Officer (Amarjeet Singh), each of our other directors is “independent” under Nasdaq standards, as more fully described herein. The independent directors meet in executive sessions, without management present, during each regularly scheduled Board meeting and are very active in the oversight of our Company. In addition, our Board and each committee of Board has complete and open access to any member of management and the authority to retain independent legal, financial and other advisors as they deem appropriate.

Effective risk oversight is an important priority of the Board. Because risks are considered in virtually every business decision, the Board discusses risk throughout the year generally or in connection with specific proposed actions. The Board’s approach to risk oversight includes understanding the critical risks in our business and strategy, evaluating our risk management processes, allocating responsibilities for risk oversight among the full Board, and fostering an appropriate culture of integrity and compliance with legal responsibilities.

Our Board has an active role, as a whole and at committee levels, in overseeing management of our risks. Our Board oversees management of risks associated with operations and cybersecurity. The Board of Directors and management are actively involved in reviewing our information security and cybersecurity strategies and updating these strategies as risks evolve. While each standing Board committee is responsible for overseeing the management of risks relating to its area of oversight, the entire Board is regularly informed about these risks through committee meeting attendance or committee reports.

The Audit Committee of the Board of Directors has oversight of our cybersecurity program and is responsible for reviewing and assessing the Company’s cybersecurity and data protection policies, procedures and resource commitment, including key risk areas and mitigation strategies. As part of this process, the Audit Committee receives regular updates from the Chief Technology Officer on critical issues related to our information security risks, cybersecurity strategy, supplier risk and business continuity capabilities. The Audit Committee also oversees the management of accounting, financial reporting, and financial risks and the management of our compliance program. Additionally, the Audit Committee oversees our procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or audit matters.

The Compensation Committee is responsible for overseeing the management of risks relating to our compensation plans and arrangements. The Nominating and Corporate Governance Committee manages risks associated with director independence and potential conflicts of interest.

Hedging and Pledging Transactions

Our directors and executives are subject to various trading restrictions under our Insider Trading Policy. These individuals are prohibited from entering into transactions involving our securities during quarterly blackout periods and certain other special blackout periods and must receive our permission before entering into these transactions.

The Company’s Insider Trading Policy also prohibits executive officers and directors from engaging in any transaction in which they may profit from short-term speculative swings in the value of the Company’s securities, unless such executive officers and directors receive advance approval to engage in such a transaction. This includes “short sales” (selling borrowed securities that the seller hopes can be purchased at a lower price in the future) or “short sales against the box” (selling owned, but not delivered securities), and “put” and “call” options. Our Insider Trading Policy provides that no employee, officer or director may acquire, sell or trade in any interest or position relating to the future price of Company securities, such as a put option, a call option or a short sale (including a short sale “against the box”), or engage in hedging transactions (including “cashless collars”).

Clawback Policy

On April 10, 2024, the Board of Directors adopted a compensation clawback policy (the “Clawback Policy”). The Clawback Policy requires the Company to clawback erroneously awarded incentive compensation received by current and former executive officers during the three fiscal years that preceded the date the Company is required to prepare an accounting restatement due to material noncompliance with a financial reporting requirement. The Clawback Policy also allows the Company to clawback compensation from any employee who is determined to have engaged in a misconduct event.

Committees of the Board of Directors

During the fiscal year ended June 30, 2025, no director attended fewer than 75% of the total number of meetings of our Board and of committees of our Board on which he or she served during fiscal 2025. Our Board has adopted a policy under which each member of our Board makes every effort, but is not required, to attend each annual meeting of our shareholders. We hold an annual meeting in 2025 after the closing of the Business Combination.

Our Board has an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Each of these committees is comprised solely of independent directors. As necessary, each of these committees meets in executive session without management present. The charters for these committees are available on our website at https://ir.australianoilseeds.au/corporate-governance/documents-charters. Links to websites included in this Form 20-F are provided solely for convenience purposes. Content on the websites, including content on our Company website, is not, and shall not be deemed to be, part of this Form 20-F or incorporated herein or into any of our other filings with the SEC.

The following table sets forth the current chairperson and members of each committee of the Board and the number of meetings each committee held and attended in 2025 after the closing of the Business Combination.

Name of Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Kapil Singh		Chair	X
Gowri Shankar	Chair	X
Phaneesh Murthy	X		Chair
Kevin Chen	X	X	X
Number of Meetings in 2025	7	2	3

Audit Committee Function

The Audit Committee (a) assists the Board in fulfilling its oversight of: (i) the quality and integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements relating to the Company’s financial statements and related disclosures; (iii) the qualifications and independence of the Company’s independent auditors; and (iv) the performance of the Company’s independent auditors and the Company’s internal audit function; and (b) prepares any reports that the rules of the SEC required be included in the Company’s annual proxy statement. The Audit Committee also reviews and approves all related party transactions, as described in more detail elsewhere in this proxy statement.

The Audit Committee is responsible for the oversight of the Company’s financial reporting process on behalf of the Board and such other matters as specified in the Audit Committee’s charter or as directed by the Board. Our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged by us for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us (or to nominate the independent registered public accounting firm for shareholder approval), and each such registered public accounting firm must report directly to the Audit Committee. Our Audit Committee must approve in advance all audit, review and attest services and all non-audit services (including, in each case, the engagement and terms thereof) to be performed by our independent auditors, in accordance with applicable laws, rules and regulations.

Our Board has determined that each member of the Audit Committee is financially literate in accordance with the rules of Nasdaq and is independent under Nasdaq’s director independence standards and applicable SEC rules. In addition, the Board has determined that Mr. Gowri Shankar qualifies as an “audit committee financial expert” as defined by SEC rules.

Compensation Committee

The Compensation Committee (i) assists the Board in discharging its responsibilities with respect to compensation of the Company’s executive officers and directors, (ii) evaluates the performance of the executive officers of the Company, and (iii) administers the Company’s stock and incentive compensation plans and recommends changes in such plans to the Board as needed. Our Board has determined that each member of the Compensation Committee is independent under Nasdaq’s director independence standards and applicable SEC rules. Among other things, our Compensation Committee is responsible for:

●	evaluating the performance of our Chief Executive Officer;
●	evaluating the performance of our other executive officers (including officers reporting under Section 16 of the Exchange Act);
●	reviewing and approving our overall compensation philosophy, programs, policies, and practices;
●	administering our Clawback Policy; and
●	reviewing and developing short- and long-term management succession plans.

The Compensation Committee may form and delegate responsibility to subcommittees as it deems necessary or appropriate, provided that any subcommittee must meet all applicable independence requirements.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee assists the Board in (i) identifying qualified individuals to become directors, (ii) determining the composition of the Board and its committees, (iii) developing succession plans for executive officers, (iv) monitoring a process to assess Board effectiveness, and (v) developing and implementing the Company’s corporate governance procedures and policies. Our Board has determined that each member of the Nominating and Corporate Governance Committee is independent under Nasdaq’s director independence standards and applicable SEC rules.

The Nominating and Corporate Governance Committee considers candidates recommended by shareholders as well as from other sources such as other directors or officers, third party search firms or other appropriate sources. Once identified, the Nominating and Corporate Governance Committee will evaluate a candidate’s qualifications in accordance with its written charter and, if the Nominating and Corporate Governance Committee believes a candidate would be a valuable addition to the Board, it recommends his or her candidacy to the full Board. The Nominating and Corporate Governance Committee does not alter its criteria for evaluating candidates, including the criteria described above, for shareholder recommended candidates. Threshold criteria include personal integrity and sound judgment, business and professional skills and experience, independence, knowledge of our industry, conflicts of interest, the extent to which the candidate would fill a present need on our board of directors, and concern for the long-term interests of our shareholders.

Our Nominating and Corporate Governance Committee has not adopted a formal diversity policy in connection with the consideration of director nominations or the selection of nominees. However, the Nominating and Corporate Governance Committee will consider issues of diversity among its members in identifying and considering nominees for director and strive where appropriate to achieve a diverse balance of backgrounds, perspectives, experience, age, gender, ethnicity and country of citizenship on our board of directors and its committees.

Shareholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as director candidates by submitting the names of such individuals, together with appropriate biographical information and background materials to the Corporate Secretary, Australian Oilseeds Holdings Limited, 126 – 142 Cowcumbla Street, Cootamundra, NSW 2590, Australia.

Shareholders also have the right under our amended and restated memorandum and articles of association to nominate director candidates directly, without any action or recommendation on the part of the Nominating and Corporate Governance Committee or the Board. Pursuant to our amended and restated memorandum and articles of association, nominations of persons for election to the Board at an annual meeting or at any special meeting of shareholders for the purpose of electing directors may be made by or at the direction of the Board or by any shareholder of record entitled to vote for the election of directors at the meeting who complies with the following notice procedures. Such nominations, other than those made by, or at the direction of, or under the authority of the Board, shall be made pursuant to timely notice in writing to the Secretary of the Company by a shareholder of record at such time.

To be timely, a shareholder’s notice must be received at the principal executive offices of the Company (a) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting; and (b) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Company. Such shareholder’s notice to the Corporate Secretary must set forth (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of ordinary shares of the Company that are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (b) as to the shareholder giving the notice (i) the name and record address of the shareholder as they appear on the Company’s books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (ii) the class or series and number of shares of ordinary shares of the Company that are owned beneficially and of record by such shareholder and the beneficial owner, if any, on whose behalf the nomination is made, (iii) a description of all arrangements or understandings relating to the nomination to be made by such shareholder among such shareholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (iv) a representation that such shareholder (or a qualified representative of such shareholder) intends to appear in person or by proxy at the meeting to nominate the persons named in its notice, and (v) any other information relating to such shareholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by the written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

The Board or the chairman of the meeting may, if the facts warrant, determine and declare that a nomination was not made in accordance with the foregoing procedures, and the defective nomination will be disregarded. If the shareholder (or a qualified representative of the shareholder) does not appear at the meeting to present the nomination, such nomination will be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Company.

Code of Ethics

The Company has adopted a Code of Ethics that applies to all of its employees, officers, and directors. This includes the Company’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

Shareholder Communication with the Board of Directors

Shareholders and other interested parties may communicate with the board of directors, including non-management directors, by sending a letter to us at Australian Oilseeds Investments Pty Ltd., 126 – 142 Cowcumbla Street, Cootamundra, Australia, attention Mr. Amarjeet Singh, Chief Financial Officer for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder of the Company. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

D. Employees

The Company has 24 full-time employees and 8 full-time equivalent contractors working for the management team. The Company believes its relationship with its employees and contractors is cooperative and its employees and contractors share the same goals as management to industrialize oilseeds, making the products available worldwide.

As the Company expands, it believes it will be able to source personnel that can contribute to the technical, marketing and business development aspects of the company.

E. Share Ownership

Major shareholder’s details are disclosed in item 7-A below.

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

As of 30 June 2025, there are 27,898,538 Ordinary Shares issued and outstanding. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name of Beneficial Owner	Number of Ordinary Shares Owned	Percentage of Outstanding Ordinary Shares
Directors and Executive Officers
Gary Seaton(1)	18,004,234	63.58%
Kapil Singh(2)	3,371,569	12.08%
Kevin Chen(3)	132,863	*
Gowri Shankar	—	—
Phaneesh Murthy	—	—
All directors and executive officers as a group (6 individuals)	21,508,666	77.09%

(1)	JSKS Enterprises Pty. Ltd. is the record holder of the shares reported herein. Mr. Gary Seaton, Chief Executive Officer of the Company, is the 100% owner of JSKS Enterprises Pty. Ltd. and may be deemed the beneficial owner of the Ordinary Shares owned by JSKS Enterprises Pty. Ltd. Gary Seaton has voting power with respect to any securities held by JSKS Enterprises Pty. Ltd. with respect to the Ordinary Shares.
(2)	KGV Global FZE is the record holder of the shares reported herein. Mr. Kapil Singh, Director of the Company, holds 100% voting power of KGV Global FZE and may be deemed the beneficial owner of the Ordinary Shares owned by KGV Global FZE. Kapil Singh has voting power with respect to any securities held by KGV Global FZE with respect to the Ordinary Shares.
(3)	Mr. Kevin Chen is former Chief Executive Officer and former Chairman of the board of directors of EDOC.

B. Related Party Transactions

Information pertaining to the Company’s related party transactions is set forth in the Item-17- Financial statements.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 17 of this Report for financial statements and other financial information.

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

Dividend Policy

We have never paid or declared any cash dividends on our Ordinary Shares, and we do not anticipate paying any cash dividends in the foreseeable future.

B. Significant Changes

None

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

As previously reported on Form 6-K, on August 28, 2024, the Company received a letter from the Listing Qualifications staff of Nasdaq notifying the Company that based on the closing bid price of the Company for the period for the prior 30 consecutive business days, the Company no longer meets Nasdaq Listing Rules 5550(a)(2) (the “Rules”) requirement that listed securities maintain a minimum bid price of $1 per share. Nasdaq provided the Company with 180 calendar days compliance period, or until February 24, 2025, in which to regain compliance with Nasdaq continued listing requirement. On January 3, 2025, Nasdaq sent a letter to the Company advising that Nasdaq has determined that for the prior 15 consecutive business days, from December 11, 2024 to January 2, 2025, the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater. Accordingly, the Company regained compliance with Listing Rule 5450(a)(1), and this matter was closed.

As previously reported, on December 6, 2024, the Company received a notification letter (the “Letter”) from Nasdaq notifying the Company that its amount of shareholders’ equity has fallen below the $10,000,000 required minimum for continued listing as set forth in Nasdaq Listing Rule 5550(b)(1)(A). The Company’s shareholders’ equity as reported in the Company’s Annual Report on Form 10-K for the period ended June 30, 2024 was AUD $907,569. Based on the currency conversion rate from AUD to USD as of June 30, 2024, the shareholders’ equity was approximately $605,258. In accordance with Nasdaq rules and as stated in the Letter, the Company had until January 21, 2025 (45 calendar days from the date of the Letter) to submit a plan to regain compliance. On January 20, 2025, the Company submitted its plan of compliance which it supplemented on January 28, 2025. On February 18, 2025, based on the Company’s submission, the Nasdaq Staff determined to grant the Company an extension of time to regain compliance with Nasdaq Listing Rule 5550(b)(1)(A) to May 30, 2025.

As previously reported, on May 27, 2025, the Company received a written notice (the “Bid Price Notice”) from Nasdaq indicating that the Company is not in compliance with the $1.00 Minimum Bid Price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq. The Nasdaq Listing Rules require listed securities to maintain a minimum bid price of $1.00 per share and, based upon the closing bid price for the last 30 consecutive business days, the Company no longer meets this requirement. The Bid Price Notice indicated that the Company will be provided 180 calendar days to November 24, 2025 in which to regain compliance. If at any time during this period the bid price of the Company’s common stock closes at or above $1.00 per share for a minimum of ten consecutive business days, the Nasdaq Staff will provide the Company with a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with Rule 5550(a)(2) prior to the expiration of the 180 calendar day period, the Nasdaq Staff will provide the Company with written notification that its securities are subject to delisting, which the Company may appeal to a Hearings Panel. Alternatively, if the Company fails to regain compliance with Rule 5550(a)(2) prior to the expiration of the 180 calendar day period, but meets the continued listing requirement for market value of publicly held shares and all of the other applicable standards for initial listing on The Nasdaq Capital Market, with the exception of the minimum bid price, and provides written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary, then the Company may be granted an additional 180 calendar days to regain compliance with Rule 5550(a)(2).

As previously reported, on May 27, 2025, the Company received written notice (the “Nasdaq Letter”) from Nasdaq indicating that the Company was delinquent in filing its Quarterly Report on Form 10-Q for the period ended March 31, 2025 (the “Form 10-Q”). The Company previously filed a Form 12b-25 with the Securities and Exchange Commission on May 14, 2025, disclosing that it was unable to file the Form 10-Q within the prescribed time period without unreasonable effort or expense. The Nasdaq Letter provided that under Nasdaq rules, the Company had 60 calendar days to submit a plan to regain compliance with respect to the Delinquent Filing. The Company filed its Quarterly Report on Form 10-Q for the period ended March 31, 2025 three days later on May 30, 2025, thereby regaining compliance with its filing obligation, which eliminated the need for the Company to submit a formal plan to regain compliance.

B. Plan of Distribution

This Form-20F is filed as an “Annual Report” and the information called for by this ltem-9.B is not applicable.

C. Markets

The Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “COOT” and “COOTW,” respectively

D. Selling Shareholders

This Form-20F is filed as an “Annual Report” and the information called for by this ltem-9D is not applicable.

E. Dilution

This Form-20F is filed as an “Annual Report” and the information called for by this ltem-9E is not applicable.

F. Expenses of the Issue

This Form-20F is filed as an “Annual Report” and the information called for by this ltem-9F is not applicable.

Item 10. Additional Information

A. Share Capital

This Form-20F is filed as an “Annual Report” and the information called for by this ltem-10A is not applicable.

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

C. Material Contracts

Except as otherwise described in this annual report on Form 20-F, we have not entered into any material contracts other than in the ordinary course of business.

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

F. Dividends and Paying Agents

This Form-20F is filed as an “Annual Report” and the information called for by this ltem-10F is not applicable.

G. Statements by Experts

This Form-20F is filed as an “Annual Report” and the information called for by this ltem-10G is not applicable.

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

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, including changes to interest rates and foreign currency exchange rates.

Interest Rate Sensitivity

We had cash and cash equivalents totaling AUD$2,309,303 and AUD$514,140 as of June 30, 2025, and June 30, 2024, respectively. Cash and cash equivalents include cash on hand and investments with original maturities of three months or less, are stated at cost, and approximate fair value. Our investment policy and strategy are focused on preservation of capital, supporting our liquidity requirements, and delivering competitive returns subject to prevailing market conditions. We were not exposed to material risks due to changes in market interest rates given the liquidity of the cash and investments with original maturity of three months.

The company has secured borrowing, which are exposed to Interest rate changes and can negatively impact the profitability of the company.

Foreign Currency Risk

Although we are exposed to foreign currency risk from our international operations, we do not consider it to have a material impact. Certain transactions of the Company and its subsidiaries are denominated in currencies other than the functional currency. Foreign currency payments related to EDOC legacy cost totalled $3,013,604 for the year ended June 30, 2025, which is up from $28,097 for the year ended June 30, 2024, each of which were recorded within finance expense, net on the consolidated statements of operations.

Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company’s cash and cash equivalents are generally held with large financial institutions. Although the Company’s deposits may exceed federally insured limits, the financial institutions that the Company uses have high investment-grade credit ratings and, as a result, the Company believes that, as of June 30, 2025, its risk relating to deposits exceeding federally insured limits was not significant.

The Company has no significant off-balance sheet risk such as foreign exchange contracts, options contracts, or other hedging arrangements.

The Company believes its credit policies are prudent and reflect normal industry terms and business risk. The Company generally does not require collateral from its customers and generally requires payment from zero to 90 days from the invoice date with typical terms of 30 days. As of June 30, 2025, three customers accounted for 50.5% of the Company’s accounts receivable balance, and three customers accounted for more than 60.7% of the Company’s accounts receivable balance as of June 30, 2024.

Item 12. Description of Securities Other Than Equity Securities

This Form 20-F is filed as an Exchange Act “Annual Report” and therefore the provision of information called for by this Item-12 is not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

The Company is not in material default of any payments due at the end of the past Fiscal Year covered by this Annual Report or at the Report Date.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.	From the beginning of the Fiscal Year covered by this Annual Report up to the Report Date neither the Company nor anyone else has modified materially the instruments defining the rights of holders of any class of the Company’s securities.

B.	From the beginning of the Fiscal Year covered by this Annual Report up to the Report Date neither the Company nor anyone else has modified materially or qualified the rights evidenced by any class of the Company’s securities by issuing or modifying any other class of securities.

C.	From the beginning of the Fiscal Year covered by this Annual Report up to the Report Date neither the Company nor anyone else has withdrawn or substituted a material amount of the assets securing any class of the Company’s securities.

D.	From the beginning of the Fiscal Year covered by this Annual Report up to the Report Date there have been no changes to the trustees or paying agents for any class of the Company’s securities.

Item 15. Controls and Procedures

A. DISCLOSURE CONTROLS AND PROCEDURES.

As required under applicable United States securities regulatory requirements, we have carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures during the Fiscal 2025 year ended June 30, 2025, to prevent a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the period specified in SEC rules and forms. Disclosure controls and procedures include, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer and Finance Manager, to allow timely decisions regarding required disclosure.

The Company carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, the Chief Executive Officer and Acting Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at the end of Fiscal 2025 on June 30, 2025. No auditor’s opinion was required on the effectiveness of internal controls.

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-l5 under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting. Based on the assessment, management determined that we maintained effective internal control over financial reporting during the FY ended June 30, 2025, based on those criteria.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.

Not applicable

Item 16. [Reserved]

Item 16A. Audit committee financial expert

Our Audit Committee consists of Mr. Gowri Shankar as Chair of Audit committee. Our board of directors has determined that “Mr. Gowri Shankar” qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K and meets the applicable independence requirements of the SEC and the Nasdaq listing standard. Our board of directors has adopted a written charter for the Audit Committee, which is available on our corporate website at www.australianoilseeds.au. Our website is not part of this Annual Report.

Item 16B. Code of Ethics

We have adopted a Code of Ethics applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and accounting officers, and all persons performing similar functions. A copy of the Code is available on our corporate website at www.australianoilseeds.au

Item 16C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed in 2025 and 2024 by BDO Audit Pty Ltd. Brisbane, Australia, including fees from its member firms. All services and fees were pre-approved by the Audit Committee Chair:

	FY 2025	FY 2024
Audit fee	245,000	200,000
Audit related fee	31,000	35,000
Quarterly review fee	120,000	-
Total	396,000	235,000

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Controlled Company

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because JSKS Enterprises, our majority shareholder, holds more than 50% of our voting power, and we expect we will continue to be a controlled company upon completion of this offering.

For so long as we remain a “controlled company,” we are not required to comply with the following permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	our board of directors is not required to be comprised of a majority of independent directors. our board of directors is not subject to the compensation committee requirement; and

●	we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

As a result, if we take advantage of these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. We intend to take advantage of these controlled company exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

We have adopted an insider trading policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees, that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of the Code is available on our corporate website at www.australianoilseeds.au

Item 16K. Cyber security

Australian Oilseeds manages cyber security and data protection through a continuously evolving framework, as described in further detail below. The framework allows us to identify, assess and mitigate the risks we face, and assists us in establishing policies and safeguards to protect our systems and the information of those we serve. We employ an array of data security technologies, processes, and methods across our infrastructure to protect systems and sensitive information from unauthorized access. The Audit Committee of the Board of Directors has oversight of our cyber security program and is responsible for reviewing and assessing the Company’s cyber security and data protection policies, procedures and resource commitment, including key risk areas and mitigation strategies. As part of this process, the Audit Committee receives regular updates from the management team on critical issues related to our information security risks, cyber security strategy, supplier risk and business continuity capabilities.

The Company’s framework includes an incident management and response program that continuously monitors the Company’s information systems for vulnerabilities, threats and incidents; manages and takes action to contain incidents that occur; remediates vulnerabilities; and communicates the details of threats and incidents to management. Pursuant to the Company’s incident response plan, any incidents are to be reported by the management team to the Audit Committee, appropriate government agencies and other authorities, as deemed necessary or appropriate, considering the actual or potential impact, significance and scope. The Company is not aware of any previous cybersecurity incidents or threats that are reasonably likely to materially affect its business strategy, results of operations, or financial condition. For the fiscal year ended June 30, 2025, we did not identify any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

Our cyber security program focuses on all areas of our business, including cloud-based environments, devices used by employees and contractors, facilities, networks, applications, vendors, disaster recovery / business continuity and controls and safeguards enabled through business processes and tools. We continuously monitor for threats and unauthorized access. We also provide various training programs and tools to employees so they can avoid risky practices and help us promptly identify potential or actual issues and have incident response procedures, service tools to log incidents and issues for investigation, and to follow up on matters already reported.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

See our consolidated financial statements beginning at page F-1.

Item 19. Exhibits

Exhibit Index

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Australian Oilseeds Holdings Limited dated March 21, 2024 (incorporated by reference to Annex B to the proxy statement/prospectus to Amendment No. 3 the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
2.1	Warrant Agreement, dated as of November 9, 2020, by and between Edoc Acquisition Corp and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.5 to Edoc’s Current Report on Form 8-K filed on November 13, 2020).
2.2	Assignment and Assumption of Warrant Agreement, dated as of March 21, 2024 by and among Edoc Acquisition Corp., Australian Oilseeds Holdings Limited and Continental Stock Transfer & Trust Company. (incorporated by reference to Exhibit 2.2 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
2.3	Specimen Ordinary Share Certificate of Australian Oilseeds Holdings Limited. (incorporated by reference to Exhibit 2.3 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
2.4	Specimen Warrant Certificate of Australian Oilseeds Holdings Limited (incorporated by reference to Exhibit 2.4 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
4.1†	Agreement and Plan of Merger, dated as of March 21, 2024 between AOI Merger Sub Inc. and Edoc Acquisition Corp. (incorporated by reference to Annex C to the proxy statement/prospectus to Amendment No. 3 the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.2	Form of Lock-Up Agreement, dated as of December 5, 2022 (incorporated by reference to Exhibit 10.1 of EDOC’s Form 8-K filed with the SEC on December 9, 2022).
4.3	Registration Rights Agreement, dated as of November 9, 2020, by and between EDOC and certain security holders (incorporated by reference to Exhibit 10.6 of EDOC’s Form 8-K filed with the SEC on November 13, 2020).
4.4	Form of Non-Competition and Non-Solicitation Agreement (incorporated by reference to Exhibit 10.2 of EDOC’s Form 8-K filed with the SEC on December 9, 2022).
4.5+	Australian Oilseeds Holdings Limited Equity Incentive Plan. (incorporated by reference to Annex D to the proxy statement/prospectus to Amendment No. 3 the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.6+	Australian Oilseeds Form of Restricted Stock Award Notice and Agreement (incorporated by reference as Exhibit 10.21 to the proxy statement/prospectus to Amendment No. 3 the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.7+	Australian Oilseeds Form of Restricted Stock Unit Notice and Agreement (incorporated by reference as Exhibit 10.22 to the proxy statement/prospectus to Amendment No. 3 the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.8+	Australian Oilseeds Form of Stock Option Notice and Agreement (incorporated by reference as Exhibit 10.23 to the proxy statement/prospectus to Amendment No. 3 the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.9+	Australian Oilseeds Form of Share Appreciation Right Notice and Agreement (incorporated by reference as Exhibit 10.24 to the proxy statement/prospectus to Amendment No. 3 the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.10+	Executive Employment Agreement with Gary Seaton as Chief Executive Officer and Chairman of the Board (incorporated by reference as Exhibit 10.16 on Form 10-K (File No. 001-41986) on December 3, 2024).
4.11+	Executive Employment Agreement with Bob Wu as Chief Financial Officer (incorporated by reference as Exhibit 10.17 on Form 10-K (File No. 001-41986) on December 3, 2024).
4.12+	Executive Employment Agreement effective as of February 28, 2025, between Australian Oilseeds Holdings Limited and Amarjeet Singh incorporated by reference as Exhibit 10.1 on Form 8-K (filed on March 12, 2025.
4.13	Escrow Agreement between Australian Oilseeds Holdings Limited, American Physicians LLC, Gary Seaton and Continental Stock Transfer & Trust Company dated March 8, 2024. (incorporated by reference to Exhibit 4.12 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).

4.14	Securities Purchase Agreement dated August 23, 2023 between Pubco, AOI, EDOC, certain AOI subsidiaries and Arena Investors, LP (incorporated by reference to Exhibit 10.1 of EDOC’s Form 8-K filed with the SEC on August 24, 2023).
4.15	Amendment No. 1 to Securities Purchase Agreement dated October 31, 2023 between Pubco, AOI, EDOC, certain AOI subsidiaries and Arena Investors, LP. (incorporated by reference to Exhibit 10.1 of EDOC’s Form 8-K filed with the SEC on December 7, 2023).
4.16	Amendment No. 2 to Securities Purchase Agreement dated December 4, 2023 between Pubco, AOI, EDOC, certain AOI subsidiaries and Arena Investors, LP. (incorporated by reference to Exhibit 10.2 of EDOC’s Form 8-K filed with the SEC on December 7, 2023).
4.17	Purchase Agreement dated as of March 5, 2024 by and between Arena Business Solutions Global SPC II, LTD on behalf of and for the account of Segregated Portfolio #6 – SPC #6 and Australian Oilseeds Holdings Limited (incorporated by reference to Exhibit 4.16 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
4.18	Deed of Guarantee and Indemnity for the benefit of Arena Investors LP by Australian Oilseeds Investments Pty Ltd, Cootamundra Oilseeds Pty Ltd, Cowcumbla Investments Pty Ltd, CQ Oilseeds Pty Ltd, and Good Earth Oils Pty Ltd dated March 22, 2024 (incorporated by reference to Exhibit 4.17 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
4.19	Intercompany Loan Agreement between Australian Oilseeds Investments Pty Ltd and Cowcumbla Investments Pty Ltd. dated March 22, 2024 (incorporated by reference to Exhibit 4.18 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
4.20	General Security Deed for the benefit of Arena Investors LP by Cowcumbla Investments Pty Ltd, Cootamundra Oilseeds Pty Ltd. dated March 22, 2024. (incorporated by reference to Exhibit 4.19 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
4.21	Mortgage Term Deed for the benefit of Arena Investors LP by Cowcumbla Investments Pty Ltd. (incorporated by reference to Exhibit 4.20 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
4.22	Payment Directions Deed for the benefit of Arena Investors LP by Cowcumbla Investments Pty Ltd, and Cootamundra Oilseeds Pty Ltd. dated March 22, 2024 (incorporated by reference to Exhibit 4.21 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
4.23	Subordination Deed for the benefit of Arena Investors LP by Australian Oilseeds Investments Pty Ltd. and Energreen Nutrition Australia Pty Ltd. dated March 22, 2024 (incorporated by reference to Exhibit 4.22 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
4.24	Subordination Deed for the benefit of Arena Investors LP by Australian Oilseeds Investments Pty Ltd. and JSKS Enterprises Pty Ltd. dated March 22, 2024 (incorporated by reference to Exhibit 4.23 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
4.25	Guarantee and Indemnity for the benefit of Arena Investors LP by Gary Seaton dated March 22, 2024. (incorporated by reference to Exhibit 4.24 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
4.26	Subordination Deed for the benefit of Arena Investors LP by Australian Oilseeds Investments Pty Ltd. and JSKS Enterprises Pty Ltd. dated March 22, 2024 (incorporated by reference to Exhibit 4.25 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
8.1*	Subsidiaries of Australian Oilseeds Holdings Limited.

*	Filed herewith.

† Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule of exhibit to the SEC upon request.

+ Management or compensatory agreement or arrangement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: October 23, 2025

Australian Oilseeds Holdings Limited

By:	/s/ Gary Seaton
By:	Gary Seaton
Title:	Chief Executive Officer

By:	/s/ Amarjeet Singh Sodhi
By:	Amarjeet Singh Sodhi
Title:	Chief Financial Officer

Item 18. Financial Statements and Supplementary Data

AUSTRALIAN OILSEEDS HOLDINGS LTD.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Australian Oilseeds Holdings Ltd

Brisbane, Australia

Opinion on Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Australian Oilseeds Holdings Ltd and its subsidiaries (the Company) as of June 30, 2025, 2024 & 2023, the related consolidated statement of profit or loss and other comprehensive income (loss), consolidated statement of changes of equity, and consolidated statement of cash flows for each of the three years in period ended June 30, 2025 and the related notes (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (‘IFRS Accounting Standards’).

Substantial doubt about the Company’s ability to continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 (b) to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net working capital deficiency and is reliant on funding from its financiers and related parties that raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2 (b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘PCAOB’) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

BDO Audit Pty Ltd

N I Batters

Director

Brisbane, Australia

23 October 2025

AUSTRALIAN OILSEEDS HOLDINGS LTD.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2025 AND 30 JUNE 2024 AND JUNE 30 2023

	Note	2025	2024	2023
		AUD$	AUD$	AUD$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	2,309,303	514,140	121,273
Trade and other receivables	5	5,330,181	4,470,101	4,437,253
Related party loans receivable	25(c)	633,773	-	-
Inventories	6	5,897,651	6,202,160	1,020,469
Prepayment of seed purchase	9 (a)	-	-	3,672,697
Other current assets	9 (b)	999,160	201,830	553,315
TOTAL CURRENT ASSETS		15,170,068	11,388,231	9,805,007
NON-CURRENT ASSETS
Investments in associates		-	-	89,977
Property, plant and equipment	7	15,646,308	14,617,513	10,542,592
Right-of-use asset	14	848,364	944,420	1,040,472
Other assets	9(c)	-	429,841	-
Deferred tax assets		34,270	34,270	-
Intangible assets	8	2,582,495	2,582,495	2,582,495
TOTAL NON-CURRENT ASSETS		19,111,437	18,608,539	14,255,536
TOTAL ASSETS		34,281,505	29,996,770	24,060,543
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	10	12,744,630	10,455,684	6,712,768
Borrowings	11(a)	6,472,136	978,574	396,881
Lease liability, current	14	89,109	89,109	82,386
Income Tax liabilities		-	128,927	-
Related party loans	25 (c)	5,880,571	4,111,661	3,188,006
Convertible note, net of discount	11 (b)	1,169,690	1,181,953	-
Warrant liabilities	13,26	180,918	238,613	-
Promissory note – related party, current	25 (d)	1,538,322	968,216	-
Employee benefits		150,799	201,024	103,734
TOTAL CURRENT LIABILITIES		28,226,175	18,353,761	10,483,775
NON-CURRENT LIABILITIES
Borrowings	11(a)	-	5,051,910	2,078,570
Promissory note - related party, non-current	25 (d)	-	273,676	-
Lease liability, non-current	14	713,235	879,347	971,752
Related party loans	25 (c)	688,059	4,530,507	2,873,929
TOTAL NON-CURRENT LIABILITIES		1,401,294	10,735,440	5,924,251
TOTAL LIABILITIES		29,627,469	29,089,201	16,408,026
NET ASSETS		4,654,036	907,569	7,652,517
EQUITY
Share capital	12	4,029	3,562	2,860
Share premium	12	22,292,939	17,064,658	2,579,627
Foreign currency translation reserve		(19,969)	-	-
(Accumulated losses) Retained earnings		(19,247,033)	(17,950,222)	3,712,333
Total (deficit) equity attributable to equity holders of the Company		3,029,966	(882,002)	6,294,820
Non-controlling interest		1,624,070	1,789,571	1,357,697
TOTAL EQUITY		4,654,036	907,569	7,652,517

The accompanying notes are an integral part of these consolidated financial statements

AUSTRALIAN OILSEEDS HOLDINGS LTD.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED 30 JUNE 2025 AND 30 JUNE 2024 AND JUNE 30 2023

	Note	2025	2024	2023
		AUD$	AUD$	AUD$
Sales revenue	15	41,702,614	33,727,222	29,049,345
Cost of sales	16	(38,240,704)	(27,810,782)	(24,062,603)
Gross profit		3,461,910	5,916,440	4,986,742
General and administrative expenses	17	(3,197,936)	(3,224,843)	(2,467,432)
Selling and marketing expenses	18	(372,707)	(412,536)	-
Other income	19	108,410	707,911	48,273
Operating profit/(loss)		(323)	2,986,972	2,567,583
Finance expenses	21	(1,456,065)	(835,813)	(612,735)
Change in fair value of warrant liabilities	-	42,872	141,874	-
Recapitalization expense	28	-	(23,210,293)	-
(Loss) before income tax		(1,413,516)	(20,917,260)	1,954,848
Income tax expense	22	(49,094)	(313,421)	(109,878)
(Loss) for the year		(1,462,610)	(21,230,681	1,844,970
Other comprehensive income for the year, net of tax		-	-	-
Total comprehensive (loss)		(1,462,610)	(21,230,681)	1,844,970
(Loss) attributable to:
Members of the parent entity		(1,296,811)	(21,662,555)	1,432,693
Non-controlling interest		(165,799)	431,874	412,277
Total (Loss)		(1,462,610)	(21,230,681)	1,844,970
Total comprehensive (loss) attributable to:
Members of the parent entity		(1,296,811)	(21,662,555)	1,432,693
Non-controlling interest		(165,799)	431,874	412,277
Total comprehensive loss		(1,462,610)	(21,230,681)	1,844,970
(Loss) earnings per share attributable to the ordinary equity holders of the parent
Profit or loss
Basic (loss) earnings per share (cents)	23	(0.06)	(1.07)	0.10
Diluted (loss) earnings per share (cents)	23	(0.06)	(1.07)	0.10

The accompanying notes are an integral part of these consolidated financial statements.

AUSTRALIAN OILSEEDS HOLDINGS LTD.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED 30 JUNE 2025 AND 30 JUNE 2024 AND 30 JUNE 2023

					Non-	Foreign currency
		Shares	Share	Retained	controlling	translation
	Note	Capital	Premium	Earnings	Interests	reserve	Total
		AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Balance on 30 June 2022		2,860	2,579,627	2,279,640	945,420	-	5,807,547

Profit attributable to members of the parent entity		-	-	1,432,693	412,277	-	1,844,970
Balance on 30 June 2023		2,860	2,579,627	3,712,333	1,357,697	-	7,652,517

					Non-	Foreign currency
		Shares	Share	Retained	controlling	translation
	Note	Capital	Premium	Earnings	Interests	reserve	Total
		AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Balance on 30 June 2023		2,860	2,579,627	3,712,333	1,357,697	-	7,652,517

Issuance of shares to SPAC shareholders	12	19	3,024,191	-	-	-	3,024,210
Issuance of shares to SPAC founders	12	409	(5,791,835)	-	-		(5,791,426)
Issuance of shares in exchange for advisory services	12	107	(107)	-	-	-	-
Conversion of convertible notes	12	23	2,300,590	-	-	-	2,300,613
Conversion of rights		144	(144)	-	-	-	-
Recapitalizations costs	12	-	16,126,854	-	-	-	16,126,854
Costs attributable to the issuance of shares in connection with the business combination	12	-	(1,315,013)	-	-	-	(1,315,013)
Issuance of convertible note – equity component	12	-	140,495	-	-	-	140,495
Loss attributable to members of the parent entity		-	-	(21,662,555)	431,874	-	(21,230,681)
Balance on 30 June 2024		3,562	17,064,658	(17,950,222)	1,789,571	-	907,569
Conversion of related party loan		445	4,998,067	-	-	-	4,998,512
Conversion of convertible note		22	230,214	-	-	-	230,236
Loss attributable to members of the parent entity		-	-	(1,296,811)	(165,799)	-	(1,462,610)
Reclass		-	-	-	298	-	298
Unrealised loss on translation		-	-	-	-	(19,969)	(19,969)
Balance on 30 June 2025		4,029	22,292,939	(19,247,033)	1,624,070	(19,969)	4,654,036

The accompanying notes are an integral part of these consolidated financial statements.

AUSTRALIAN OILSEEDS HOLDINGS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED 30 JUNE 2025 AND 30 JUNE 2024 AND JUNE 30 2023

	Note	2025	2024	2023
		AUD$	AUD$	AUD$

CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers		39,549,621	33,854,067	28,063,458
Payments to suppliers and employees		(38,161,492)	(35,364,877)	(26,711,708)
Tax Refund received/Income tax paid		-	34,510	(109,878)
Interest paid		(421,618)	(708,630)	(552,076)
Net cash provided by/ (used in) operating activities	24	966,511	(2,184,930)	689,796
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(1,380,248)	(3,975,622)	(2,820,536)
Net cash (used in) investing activities		(1,380,248)	(3,975,622)	(2,820,536)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from capital contributed		-	3,024,191	-
Payment of capital raising cost		-	(3,804,192)	-
Proceeds from convertible notes		-	1,533,742	-
Payment of convertible notes issued cost		-	(234,663)	-
Proceeds from related parties’ loans		4,547,643	2,578,062	3,072,911
Proceeds from secured borrowings		1,202,603	4,000,000	2,396,881
Repayment of related parties’ loans		(2,614,284)	-	(1,220,000)
Repayment of secured borrowings		(760,950)	(444,967)	(2,377,294)
Repayment of lease liability		(166,112)	(98,754)	(95,458)
Net cash provided by/ (used in) financing activities		2,208,900	6,553,419	1,777,040
Net increase/(decrease) in cash and cash equivalents held		1,795,163	392,867	(353,700)
Cash and cash equivalents at beginning of year		514,140	121,273	474,973
Cash and cash equivalents at end of financial year	4	2,309,303	514,140	121,273

The accompanying notes are an integral part of these consolidated financial statements.

AUSTRALIAN OILSEEDS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 Establishment and Operations

Australian Oilseeds Holdings Limited (“Australian Oilseeds” or the “Company”) is a Cayman Islands exempted company that, directly and indirectly through its subsidiaries, is focused on the manufacture and sale of chemical free, non-GMO, sustainable edible oils and products derived from oilseeds. The Company believes that transitioning from a fossil fuel economy to a renewable and chemical free economy is the solution to many health problems the world is facing presently. To that end, the Company is committed to working with suppliers and customers to eliminate chemicals from the edible oil production and manufacturing systems to supply quality products such as non-GMO oilseeds and organic and non-organic food-grade oils to customers globally. Over the past 20 years, Australian Oilseeds Investments Pty Ltd., an Australian proprietary company (“AOI”) has grown to be the largest cold pressing oil plant in Australia, pressing strictly GMO free conventional and organic oilseeds.

The main business activities include the milling of GMO free conventional and organic oilseeds to produce vegetable oils and related products to wholesale and retail market.

The material accounting policies adopted in the preparation of the consolidated financial statements are set out in Note 2. The policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements are presented in AUD, which is also the Company’s functional currency.

Amounts are rounded to the nearest dollar, unless otherwise stated.

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) (collectively IFRS Accounting Standards).

The preparation of consolidated financial statements in compliance with adopted IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires Company management to exercise judgment in applying the Company’s accounting policies. The areas where significant judgments and estimates have been made in preparing the consolidated financial statements and their effects are disclosed in note 3.

Reverse Recapitalization

Australian Oilseeds Holdings Ltd (“PubCo”) is a Cayman Islands business company with limited liability and was formed for the purpose of participating in the transactions contemplated hereby and becoming the publicly traded holding company.

EDOC Acquisition Corp (“EDOC” or “SPAC”) is a Cayman Islands exempted company formerly listed on the NASDAQ Stock Market under “ADOC”. EDOC has limited operations but is established as a public investment vehicle that has the express purpose of making an investment in an operating company.

On March 21, 2024 (the “Closing Date”), the Company consummated the previously announced Business Combination (defined below). The Business Combination was announced on December 7, 2022, where AOI, PubCo, and EDOC entered into a business combination agreement (“Business Combination Agreement”), pursuant to which, (a) EDOC merged with and into Merger Sub, with EDOC continuing as the surviving entity (the “Merger”), and with holders of EDOC securities receiving substantially identical securities of Pubco, and (b) immediately prior to the Merger, Pubco acquired all of the issued and outstanding ordinary shares of AOI (the “Purchased Shares”) from the Sellers in exchange for ordinary shares of Pubco, with AOI became a wholly-owned subsidiary of Pubco (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

The total consideration paid by Pubco to the sellers for the purchased shares was an aggregate number of Pubco ordinary shares (the “Exchange Shares”) with an aggregate value (the “Exchange Consideration”) equal to, without duplication, (i) USD$190,000,000, plus (or minus, if negative) (ii) AOI’s net working capital less a target net working capital of USD$4,000,000, minus (iii) the aggregate amount of any outstanding indebtedness, net of cash and cash equivalents, of AOI and its subsidiaries, and minus (iv) the amount of any unpaid transaction expenses of AOI, with each Pubco ordinary share issued to the sellers valued at USD$10.00.

The acquisition was consummated on March 21, 2024, and the Share Exchange and Business Combination were consummated on the Closing Date. Pursuant to the Business Combination Agreement, upon the consummation of the Business Combination at the effective time of the Business Combination (the “Effective Time”):

●	each holder of EDOC pre-transaction privately-held Class A ordinary shares and the Class B ordinary share (the “EDOC Ordinary Shares”) received a number of Company Ordinary Shares, which are listed under the ticker “COOT” (less 200,000 Class A ordinary shares that were forfeited to the Company;

●	each holder of AOI ordinary shares received Company Ordinary Shares on a one-for-one basis (the “Exchange Shares”);

●	each holder of EDOC’s public Class A ordinary shares received Company Ordinary Shares on a one-for-one basis;

●	EDOC’s warrants terminated and were exchanged for warrants of the Company (the “Warrants”), which Warrants are listed on the Nasdaq under “COOTW”;

●	each holder of EDOC’s rights (the “Rights”) received 1/10 of a Company Ordinary Share for each such Right, as set forth herein;

●	EDOC’s Rights will no longer be traded

●	EDOC’s 479,000 placement units (“Placement Units”) were exchanged for Company Ordinary Shares and Warrants of the Company; and

●	EDOC’s USD$1,500,000 of convertible promissory notes that were convertible at Closing into Company Ordinary Shares (“Convertible Shares”) and warrants (“Convertible Warrants”).

On March 22, 2024, the Ordinary Shares and PubCo Warrants commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbols “COOT” and “COOTW,” respectively.

The following table summarizes the proceeds raised and issuance costs incurred related to the Business Combination on 30 March 2024:

	Number of
	shares	AUD
Shares issued to SPAC public investors (Note 12)	1,066,168	3,024,210
Shares issued to SPAC Founders (Note 12)	2,666,900	-
	3,733,068	3,024,210

Cash from reverse recapitalization	-	3,024,191
SPAC reverse recapitalization professional fees	-	(1,315,013)
Net proceeds from reverse recapitalization	-	1,709,178

Pursuant to the Business Combination Agreement, the SPAC did not meet the definition of a business under the guidance of IFRS Accounting Standards 3, hence the Transaction was accounted for as a recapitalization in accordance with IFRS Accounting Standards 2. Under this method of accounting, EDOC is treated as the acquired company and Australian Oilseeds Investments Pty Ltd. is treated as the acquirer for financial statement reporting purposes. Australian Oilseeds Investments Pty Ltd. has been determined to be the accounting acquirer based on evaluation of the facts and circumstances of the business combination.

2 Summary of Material Accounting Policies

(a) Basis of consolidation

The Company was formed on December 29, 2022.

The Company’s consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of June 30, each year. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that control ceases. The financial statements of subsidiaries are prepared for the same reporting year as the parent Company, using consistent accounting policies. Intra-company balances and transactions, including unrealized profits arising from intra-company transactions, have been eliminated. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Non-controlling interests represent the equity in subsidiaries that is not attributable, directly or indirectly, to the Parent shareholders.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Company has:

➢	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee),

➢	Exposure, or rights, to variable returns from its involvement with the investee, and

➢	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

➢	The contractual arrangement with the other vote holders of the investee

➢	Rights arising from other contractual arrangements

➢	The Company’s voting rights and potential voting rights

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date the Company ceases to control the subsidiary.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interests and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

Details of subsidiaries as of June 30, 2025 and 2024 and 2023 were as follows:

Subsidiaries	% of legal ownership 2025	% of legal ownership 2024	% of legal ownership 2023	Country of Incorporation	Principal business activities
Australian Oilseeds Investments Pty Ltd.	100%	100%	100%	Australia	Investment
Cootamundra Oilseeds Pty Ltd.	82.7%	82.7%	82.7%	Australia	Oilseeds crushing business
Cowcumbla Investments Pty Ltd.	82.7%	82.7%	82.7%	Australia	Investment
Good Earth Oils Pty Ltd.	100%	100%	50%	Australia	Marketing and Distribution
EDOC Acquisition Limited	100%	100%	0%	Cayman Islands	SPAC

The carrying amount of the Company’s investment in the subsidiary and the equity of the subsidiary is eliminated on consolidation.

(b) Substantial doubt regarding Going Concern

The Company incurred a loss after income tax of AUD$1,462,610 for fiscal year 2025 (2024: Loss AUD$21,230,681 and 2023: Profit AUD$1,844,970). The Company was in a net current liability position of AUD$13,056,107 as at 30 June 2025 (2024: AUD$6,965,530 and 2023: AUD$678,768). Net cash inflows from operating activities were AUD$966,511 for fiscal year 2025, (2024 outflow: AUD$2,184,930 and 2023 outflow: AUD$689,796).

The above factors raise substantial doubt about the Company’s ability to continue as a going concern unless it can successfully meet the stated objectives and/or raise additional funds with its financiers and investors.

As at 30 June 2025, 2024, 2023, the consolidated entity had cash in hand and at bank of AUD$2,309,303, AUD$514,140, and AUD$121,273, respectively.

As at 30 June 2025, while all banking covenants associated with the borrowings from the Commonwealth Bank of Australia were in compliance, the bank did not confirm or deny, if the company met all its covenants. Nonetheless, the company has disclosed all bank borrowings as current, pending confirmation of compliance from bank. There are two covenants, as follows:

●	The interest cover ratio in respect of the obligor must for each reporting period be no less than 2.50 times; and
●	The net working capital ratio must at all times be more than 80%.

The Company’s ability to continue its business activities as a going concern is dependent upon the Company deriving sufficient cash from the business operation and being able to draw down additional long-term debt from the senior debt provider, Commonwealth Bank of Australia (CBA), who has provided a total facility loan of AUD$14,000,000 with unused facilities as at 30 June 2025 of AUD$6,780,934 which is repayable on demand (refer note-11). In addition, the Company also has the ability to draw down an additional US$6 million of redeemable debentures from the existing PIPE investors or executing a US$50 million Equity Line Of Credit (ELOC) once the Company lodges the registration statement of the ELOC.

Accordingly, the directors have prepared financial statements on a going concern basis which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business.

Should the Company be unable to obtain funding from banks, its related parties or other financiers, PIPE investors or fail to execute the ELOC, the Company may be required to realize its assets and discharge its liabilities other than in normal course of business and at amounts different to those stated in these financial statements. The financial statements do not include any adjustments to the recoverability and classification of asset carrying amounts or amounts of liabilities that might result should the Company be unable to continue as a going concern.

(c) Financial instruments

Financial instruments are recognised initially on the date that the Company becomes party to the contractual provisions of the instrument.

On initial recognition, all financial instruments are measured at fair value plus transaction costs (except for instruments measured at fair value through profit or loss where transaction costs are expensed as incurred).

Concentration of Key Customers

A substantial portion of the Company’s products are sold to its top five customers. For the years ended June 30, 2025, 2024, and 2023 62.4%, 65.0%, and 59.3%, respectively, of total sales by the Company were to its top five customers. The Company’s top five customers for the years ended June 30, 2025, 2024, and 2023, along with the total sales from each customer, are summarized in the following tables:

	Total Sales for		Outstanding Balance of Trade
	the Year Ended	% of	Receivables as at
	30 June 2025	Total sales	30 June 2025
Customer	AUD$	30 June 2025	AUD$
Daabon Organic Australia Pty Ltd.	3,864,436	9.26%	1,167,302
Costco Wholesale Australia	10,344,078	24.80%	-
Energreen Nutrition Australia Pty Ltd.	6,414,690	15.38%	30,041
Woolworths	3,486,656	8.36%	327,550
Victorian Chemical Company	1,898,806	4.55%	1,130,900
Top 5 customer total	26,008,666	62.35%	2,655,793

Customer	Total Sales for the Year Ended 30 June 2024 AUD$	% of Total Sales 30 June 2024	Outstanding Balance of Trade Receivables as at 30 June 2024 AUD$
Daabon Organic Australia Pty Ltd.	6,026,698	17.86%	1,703,927
Costco Wholesale Australia	5,857,260	17.36%	1,229,271
Energreen Nutrition Australia Pty Ltd.	4,838,204	14.34%	-
Hygain NSW (Proprietary) Ltd.	3,306,466	9.80%	250,845
100% Bottling Company Pty Ltd.	1,911,641	5.66%	-
Top 5 customer total	21,940,269	65.02%	3,184,043

Customer	Total Sales for the Year Ended 30 June 2023 AUD$	% of Total Sales 30 June 2023	Outstanding Balance of Trade Receivables as at 30 June 2023 AUD$
100% Bottling Company Pty Ltd.	5,484,307	18.87%	1,446,763
Hygain NSW (Proprietary) Ltd.	4,504,121	15.50%	453,344
Good Earth Oils Pty Ltd.	3,380,714	11.63%	1,226,945
Pryde’s EasiFeed Pty Ltd.	2,179,696	7.50%	155,412
Energreen Nutrition Australia Pty Ltd.	1,693,451	5.82%	-
Top 5 customer total	17,242,289	59.32%	3,282,464

If the sales performance of any of the Company’s key customers declines or if they terminate their cooperation with us or start to cooperate with any of the Company’s competitors, or if there is any modification as to the trading terms entered into with any of our key customers, our business, financial condition and revenue would be seriously impacted.

Impairment of financial assets

Impairment of financial assets is recognised on an expected credit loss (ECL) basis for the following assets:

●	financial assets measured at amortised cost; and

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis based on the Company’s historical experience and informed credit assessment and including forward-looking information.

The Company uses the presumption that a financial asset is in default when:

●	the other party is unlikely to pay its credit obligations to the Company in full, without recourse to the Company to actions such as realising security (if any is held); or

●	the financial assets is more than 90 days past due.

Credit losses are measured as the present value of the difference between the cash flows due to the Company in accordance with the contract and the cash flows expected to be received. This is applied using a probability weighted approach.

Trade receivables and contract assets

Impairment of trade receivables and contract assets have been determined using the simplified approach in IFRS Accounting Standards 9 which uses an estimation of lifetime expected credit losses. The Company has determined the probability of non-payment of the receivable and contract assets and multiplied this by the amount of the expected loss arising from default.

The amount of the impairment is recorded in a separate allowance account with the loss being recognised in finance expense. Once the receivable is determined to be uncollectable then the gross carrying amount is written off against the associated allowance.

Where the Company renegotiates the terms of trade receivables due from certain customers, the new expected cash flows are discounted at the original effective interest rate and any resulting difference to the carrying value is recognised in profit or loss.

Other financial assets measured at amortised cost

Impairment of other financial assets measured at amortised cost are determined using the expected credit loss model in IFRS Accounting Standards 9. On initial recognition of the asset, an estimate of the expected credit losses for the next 12 months is recognised. Where the asset has experienced significant increase in credit risk then the lifetime losses are estimated and recognised.

Financial liabilities

The Company measures all financial liabilities initially at fair value less transaction costs, subsequently financial liabilities are measured at amortised cost using the effective interest rate method.

The financial liabilities of the Company comprise trade payables, bank and other loans, lease liabilities, and financial instruments.

Financial instruments were reviewed at year end and any changes in valuation of financial instruments are recognized during the year.

(d) Impairment of non-financial assets

At the end of each reporting period the Company determines whether there is evidence of an impairment indicator for non-financial assets.

Where an indicator exists and regardless of goodwill, indefinite life intangible assets and intangible assets not yet available for use, the recoverable amount of the asset is estimated.

Where assets do not operate independently of other assets, the recoverable amount of the relevant cash-generating unit (CGU) is estimated.

The recoverable amount of an asset or CGU is the higher of the fair value, less costs of disposal and the value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit.

Where the recoverable amount is less than the carrying amount, an impairment loss is recognised in profit or loss.

Reversal indicators are considered in subsequent periods for all assets which have suffered an impairment loss, except for goodwill.

(e) Intangible assets

Goodwill

Goodwill is carried at cost less accumulated impairment losses.

The value of goodwill recognised on the acquisition of each subsidiary in which the Company holds less than 100% interest will depend on the method adopted in measuring the aforementioned non-controlling interest. The Company can elect to measure the non-controlling interest in the acquiree either at fair value (full goodwill method’) or at the non-controlling interest’s proportionate share of the subsidiary’s identifiable net assets (proportionate interest method’). The Company determines which method to adopt for each acquisition.

Under the ‘full goodwill method’, the fair values of the non-controlling interests are determined using valuation techniques which make the maximum use of market information where available.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates. Goodwill is not amortised but is tested for impairment annually at the end of financial year and is allocated to the Company’s cash generating units or groups of cash generating units, which represent the lowest level at which goodwill is monitored but where such a level is not larger than an operating segment. Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.

(f) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and short-term investments which are readily convertible to known amounts of cash, and which are subject to an insignificant risk of change in value.

(g) Employee benefits

Provision is made for the Company’s liability for employee benefits arising from services rendered by employees to the end of the reporting period. Employee benefits that are expected to be wholly settled within one year have been measured at the amounts expected to be paid when the liability is settled. Employee benefits expected to be settled more than one year after the end of the reporting period have been measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wage increases and the probability that the employee may satisfy vesting requirements. Cashflows are discounted using market yields on high quality corporate bond rates incorporating bonds rated AAA or AA by credit agencies, with terms to maturity that match the expected timing of cashflows. Changes in the measurement of the liability are recognised in profit or loss.

(h) Provisions

Provisions are recognised when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.

Provisions are measured at the present value of management’s best estimate of the outflow required to settle the obligation at the end of the reporting period. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the unwinding of the discount is taken to finance costs in the consolidated statement of profit or loss and other comprehensive income.

(i) Convertible Promissory Note

Convertible notes are presented as a financial liability in the consolidated statement of financial position. On issuance of the convertible notes, the liability is measured at fair value, and subsequently carried at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption. Convertible notes are classified as current liabilities based on the expected conversion date in accordance with the convertible note’s agreements.

(j) Derivative warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to IAS 32 and IFRS Accounting Standards 9. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company accounts for its 479,000 Private Warrants and 450,000 Representative’s Warrants issued in connection with its Initial Public Offering as derivative warrant liabilities in accordance with IAS 32 and IFRS Accounting Standards 9. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of profit or loss. The fair value of warrants issued by the Company in connection with the Public Offering and Private Placement has been estimated using Monte-Carlo simulations at each measurement date.

The Company accounts for its 458,720 Warrants issued in connection with the issuance of the convertible debenture as derivative warrant liabilities in accordance with IAS 32 IFRS Accounting Standards 9. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of profit or loss.

(k) Embedded Derivatives

A derivative embedded in a hybrid contract is separated from the host and accounted for as a separate derivative if, the economic characteristics and risks are not closely related to the host, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

(l) Segment Reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment.

(m) New and amended standards and interpretations

i)	New standards, amendments to published approved accounting and reporting standards and interpretations which are effective during the year

The Company has applied the following standards and amendments for the first time for its annual reporting for the period commencing 1 July 2024:

●	Definition of Accounting Estimates - amendments to IAS 8

●	International Tax Reform - Pillar Two Model Rules - amendments to IAS

●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction - amendments to IAS 12

●	Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Accounting Standards Practice Statement 2

The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

ii)	Standards, amendments to published standards and interpretations that are not yet effective and have not been early adopted by the Company

●	Amendments to IFRS Accounting Standards 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

●	Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

●	Amendments to IAS 7 and IFRS Accounting Standards 7 - Supplier Finance Arrangements

●	Amendments to IFRS Accounting Standards 16 - Lease Liability in a Sale and Leaseback

●	Amendments to IFRS Accounting Standards 18 – Presentation and Disclosure in Financial Statements

The amendments listed above have been published but are not mandatory for 30 June 2025 reporting periods and have not been early adopted by the Company. These amendments are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(n) Income taxes

The tax expense recognised in the consolidated statement of profit or loss and other comprehensive income (loss) comprises current income tax expense plus deferred tax expense.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (loss) for the year and is measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates and laws that have been enacted or substantively enacted by the end of the reporting period. Current tax liabilities (assets) are measured at the amounts expected to be paid to (recovered from) the relevant taxation authority.

(o) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(p) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventory is determined using the weighted average costs basis and is net of any rebates and discounts received. Net realizable value is estimated using the most reliable evidence available at the reporting date and inventory is written down through an obsolescence provision if necessary.

(q) Property, plant and equipment

Each class of property, plant and equipment is carried at cost, where applicable, any accumulated depreciation and impairment.

Depreciation

Property, plant and equipment, excluding freehold land, is depreciated on a diminishing value method over the assets’ useful life to the Company, commencing when the asset is ready for use.

The depreciation rates used for each class of depreciable assets are shown below:

Depreciation
Fixed asset class	rate
Buildings	3%
Plant and Equipment	3% to 33%
Motor Vehicles	17% to 25%
Office Equipment	3% to 50%

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in estimate.

Goodwill is not amortised but is tested for impairment annually at the end of financial year and is allocated to the Company’s cash generating units or groups of cash generating units, which represent the lowest level at which goodwill is monitored but where such a level is not larger than an operating segment. Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.

3 Critical Accounting Estimates and Judgments

The directors make estimates and judgements during the preparation of these consolidated financial statements regarding assumptions about current and future events affecting transactions and balances. These estimates and judgements are based on the best information available at the time of preparing the financial statements, however as additional information is known then the actual results may differ from the estimates. The significant estimates and judgements made have been described below.

Key estimates — provisions

As described in the accounting policies, provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period. These estimates are made taking into account a range of possible outcomes and will vary as further information is obtained.

Key estimates — expected credit losses

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract,

leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. In assessing the expected credit losses, the Company takes in account recent sales experience and historical collection rates.

Key estimates — inventory

Each item on inventory is reviewed on an annual basis to determine whether it is being carried at higher than its net realisable value. During the year, management conducts routine evaluations of its inventories to ensure that the carrying value of inventories does not exceed net realizable value (“NRV”). NRV is based on the estimated selling price of inventories less, estimated costs of completion. If the carrying value of inventories exceeds NRV, the surplus is recognized within Cost of sales, writing down the value of inventories to establish a new cost basis. Management conducts routine analyses to determine if estimates (e.g., estimated selling prices and estimated costs) used in the NRV calculation require changes and if additional impairment adjustments to inventories are required.

Key estimates - impairment of non-financial assets

The Company assesses impairment of all assets (including intangible assets) at each reporting date by evaluating conditions specific to the Company and to the particular asset that may lead to impairment. These include product, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period. Refer to Note 3(h) for details regarding the method and assumptions used.

Key estimates - fair value of derivative financial instruments

The fair values of derivative financial instruments that are not quoted in active markets are determined by using valuation techniques. Valuation techniques used include discounted cash flows analysis and models with built-in functions available in externally acquired financial analysis or risk management systems widely used by the industry such as option pricing models. To the extent practical, the models use observable data. In addition, valuation adjustments may be adopted if factors such as credit risk are not considered in the valuation models. Management judgement and estimates are required for the selection of appropriate valuation parameters, assumptions and modelling techniques.

4 Cash and Cash Equivalents

	2025	2024	2023
	AUD$	AUD$	AUD$
Cash at bank and in hand	2,309,303	514,140	121,273
Total cash and cash equivalents	2,309,303	514,140	121,273

5 Trade and Other Receivables

	2025	2024	2023
	AUD$	AUD$	AUD$

CURRENT
Trade receivables-Related parties (refer note 25(c))	44,387	-	1,226,945
Trade receivables, net (1)	5,285,794	4,470,101	3,210,308
Total current trade and other receivables	5,330,181	4,470,101	4,437,253

(1)	Trade receivables are presented net of an allowance of AUD$169,148, AUD$138,000, and AUD$380,604 at June 30, 2025, 2024, and 2023, respectively.

The carrying value of trade receivables is considered a reasonable approximation of fair value due to the short-term nature of the balances.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable in the consolidated financial statements.

The table below presents the expected credit losses on trade receivables for the year ended June 30, 2025:

	Current sales	30 days	60 days	90 days	Total
Balance as at reporting date (AUD)	$4,145,657	$763,313	$263,838	$282,133	$5,454,943
Expected loss rate	1.94%	5.5%	8.25%	8.16%
ECL allowance (AUD)	$82,377	$41,982	$21,767	$23,022	$169,148

6 Inventories

	2025	2024	2023
	AUD$	AUD$	AUD$
CURRENT
Raw materials	5,392,688	5,678,351	961,223
Finished Goods	310,336	466,787	8,440
Consumables	194,627	57,022	50,806
Total inventories	5,897,651	6,202,160	1,020,469

Write downs of inventories to net realisable value during the years ended June 30, 2025, 2024, and 2023 were $ NIL.

7 Property, plant and equipment

	2025	2024	2023
	AUD$	AUD$	AUD$
LAND AND BUILDINGS
At cost	312,377	312,377	312,377
Total Land	312,377	312,377	312,377
Buildings
At cost	5,490,655	5,490,655	5,490,655
Accumulated depreciation	(1,292,404)	(1,155,138)	(1,017,872)
Total buildings	4,198,251	4,335,517	4,472,783
Total land and buildings	4,510,628	4,647,894	4,785,160
PLANT AND EQUIPMENT
Plant and equipment
At cost	14,496,288	13,118,595	8,731,976
Accumulated depreciation	(3,398,758)	(3,200,732)	(2,988,963)
Total plant and equipment	11,097,530	9,917,863	5,743,013
Motor vehicles
At cost	84,136	84,136	45,845
Accumulated depreciation	(59,004)	(45,354)	(45,845)
Total motor vehicles	25,132	38,782	-
Office equipment
At cost	62,294	58,890	52,211
Accumulated depreciation	(49,276)	(45,916)	(37,792)
Total office equipment	13,018	12,974	14,419
Total plant and equipment	11,135,680	9,969,619	5,757,432
Total property, plant and equipment	15,646,308	14,617,513	10,542,592

(a)	Movements in carrying amounts of property, plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year:

			Plant and	Motor	Office
	Land	Buildings	Equipment	Vehicles	Equipment	Total
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Year ended 30 June 2025
Balance at the beginning of the year	312,377	4,335,517	9,917,863	38,782	12,974	14,617,513
Additions	-	-	1,380,248	-	-	1,380,248
Reclassification	-	-	(2,555)	-	2,555	-
Depreciation expense	-	(137,266)	(198,026)	(13,650)	(2,511)	(351,453)
Balance at the end of the year	312,377	4,198,251	11,097,530	25,132	13,018	15,646,308

	Land	Buildings	Plant and Equipment	Motor Vehicles	Office Equipment	Total
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Year ended 30 June 2024
Balance at the beginning of the year	312,377	4,472,783	5,743,013	-	14,419	10,542,592
Additions	-	-	4,432,465	38,291	6,679	4,477,435
Reclassification	-	-	(8,094)	9,840	(1,746)	-
Depreciation expense	-	(137,266)	(249,521)	(9,349)	(6,378)	(402,514)
Balance at the end of the year	312,377	4,335,517	9,917,863	38,782	12,974	14,617,513

	Land	Buildings	Plant and Equipment	Motor Vehicles	Office Equipment	Total
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Year ended 30 June 2023
Balance at the beginning of the year	312,377	4,843,125	2,719,144	8,431	19,731	7,902,448
Additions	-	-	3,109,422	-	6,569	3,115,991
Reclassification	-	(233,076)	228,086	5,359	(369)	-
Depreciation expense	-	(137,266)	(313,639)	(13,790)	(11,152)	(475,847)
Balance at the end of the year	312,377	4,472,783	5,743,013	-	14,419	10,542,592

8 Intangible Assets

	2025	2024	2023
	AUD$	AUD$	AUD$
Goodwill (Cost model)	2,582,495	2,582,495	2,582,495
Total Intangible assets	2,582,495	2,582,495	2,582,495

9 Other assets

(a)	Prepayments of seed assets

	2025	2024	2023
	AUD$	AUD$	AUD$
CURRENT
Prepayments of seed assets	-	-	3,672,697

(b)	Other current assets

	2025	2024	2023
	AUD$	AUD$	AUD$
CURRENT
Prepayments	58,025	-	-
Tax prepayment	619,932	-	253,760
Other current assets	321,203	201,830	299,555
Total other current assets	999,160	201,830	553,315

(c)	Prepayment of Equipment

	2025	2024	2023
	AUD$	AUD$	AUD$
NON-CURRENT
Prepayment of equipment	-	429,841	-

10 Trade and Other Payables

	2025	2024	2023
	AUD$	AUD$	AUD$

CURRENT
Related parties - payable (refer note-25 (c))	5,755,168	589,166	4,936,423
Trade and other payables	6,989,462	9,866,518	1,776,345
Total trade and other payables	12,744,630	10,455,684	6,712,768

Trade and other payables are unsecured, non-interest bearing and are normally settled within 30 days. The carrying value of trade and other payables is considered a reasonable approximation of fair value due to the short-term nature of the balances.

11 Borrowings

(a) Secured bank loan

The Company obtained an AUD$14 million bank facility to fund the expansion of the Cootamundra facility. The Company has deployed the AUD$14 million bank facility as follows: (i) AUD$4 million was allocated for equipment finance, (ii) AUD$8 million for working capital to purchase canola seed with maximum trade advance tenor of 120 days with BBSY plus 1.5% margin rate per annum, and (iii) AUD$2 million for interest only loan over three years with interest rate of variable base rate minus a margin of 3.48% per annum for business growth and working capital related to the crushing plant’s expansion.

On February 14, 2024, the Company drawdown on an equipment loan with the Commonwealth Bank of Australia for an aggregate principal amount of AUD$4,000,000 (the “Secured Bank Loan”). The loan has a term of 60 months and a variable interest rate of 7.73%. The Secured Bank loan is payable in twenty (20) quarterly payments of AUD$244,643, which commenced on May 19, 2024. Commonwealth Bank of Australia, as senior lender, has a total of $2 million secured by first mortgages over the Company’s freehold land and buildings. The financial assets pledged as collateral represent a floating charge and cannot be disposed of without the consent of the financier.

The following table summarizes outstanding borrowings as of 30 June 2025, 2024, and 2023:

	2025			2024			2023
	AUD$			AUD$			AUD$
	Current	Non-Current	Total	Current	Non-Current	Total	Current	Non-Current	Total

Equipment Finance secured bank loan	3,163,362	-	3,163,362	978,574	2,900,259	3,878,833	-	-	-
Interest only secured bank loan	2,000,000	-	2,000,000	-	2,000,000	2,000,000	396,881	2,078,570	2,475,451
Other loans	89,344	-	89,344	-	151,651	151,651	-	-	-
Trade finance facility	1,219,431		1,219,431	-	-	-	-	-	-
Total secured bank loan	6,472,137	-	6,472,137	978,574	5,051,910	6,030,484	396,881	2,078,570	2,475,451
Unused trade finance facility	-	-	6,780,934	-	-	8,000,000	-	-	8,000,000

The future payments of the equipment finance secured bank loan as of June 30, 2025 were as follows:

Calendar year	AUD$
Remainder of 2025	487,225
2026	974,450
2027	974,450
2028	974,450
2029	263,560
Total payments outstanding	3,674,135

Less: accrued interest	(510,773)
Total equipment finance secured loan outstanding	3,163,362

(b) Convertible Note- Current Liabilities

In connection with the closing of the Business Combination on 31 March 2024, the Company closed the private placement, pursuant to the private offering rules under the Securities Act of 1933, as amended (the “Securities Act”), of the Arena Warrants and Debentures pursuant to the Securities Purchase Agreement dated August 23, 2023 between the Company, AOI, EDOC, certain AOI subsidiaries and Arena Investors, LP (the “PIPE Investors”) and executed the Arena Transaction Documents including the 10% Original Issue Discount Secured Convertible Debenture, the Arena Warrant, the Registration Rights Agreement and related documents.

On February 29, 2024, the Company entered into Amendment No.3 to the Securities Purchase Agreement for the purchase and sale of Debentures and Warrants.

The following table summarizes the outstanding Convertible Note as of June 30, 2025, 2024, and 2023:

	June 30, 2025	June 30, 2024	June 30, 2023
	AUD$	AUD$	AUD$
Principal value of Convertible Note	1,590,100	1,874,574	-
Debt discount(1), net of amortization	(420,410)	(692,621)	-
Convertible Note	$1,169,690	$1,181,953	-

(1)	The debt discount includes the following and is amortized over 18 months:

	June 30, 2025	June 30, 2024
	AUD$	AUD$
10% OID	340,832	340,832
Fair value of Ordinary share Warrants	117,193	117,193
Fair value of Penny Warrants	218,107	218,107
Equity component	140,495	140,495
Total debt discount	816,627	816,627
Less: amortization	(396,217)	(124,006)
Debt discount at year end	$420,410	$692,621

12 Issued Capital

Following the Business Combination, the Company has authorized 555,000,000 shares including 500,000,000 Class A Ordinary Shares, 50,000,000 Class B Ordinary Shares, and 5,000,000 Preference Shares, each of par value $0.0001 per share. In addition, the Company has three classes of warrants (i.e., Public Warrants, Private Warrants and PIPE Warrants) issued and outstanding.

	30 June 2025		30 June 2024		30 June 2023
	Number of shares (Class A)	Share Capital AUD$	Number of shares (Class A)	Share Capital AUD$	Number of shares (Class A)	Share Capital AUD$
Issuance of shares to AOI shareholders	18,646,643	2,860	18,646,643	2,860	18,646,643	2,860
Issuance of shares to SPAC shareholders	124,768	19	124,768	19	-	-
Issuance of shares to SPAC Founders	2,666,900	409	2,666,900	409	-	-
Conversion of JSKS Loan	4,452,479	445	-	-	-	-
Conversion of convertible notes	371,957	45	150,000	23	-	-
Issuance of shares in exchange for advisory services	694,391	107	694,391	107	-	-

Conversion of rights	941,400	144	941,400	144	-	-

	27,898,538	4,029	23,224,102	3,562	18,646,643	2,860

●	There was no movement in class B ordinary shares, preference shares.

Share premium:

	30 June 2025	30 June 2024	30 June 2023
	Share Premium	Share Premium	Share Premium
Issuance of shares to AOI shareholders	2,579,627	2,579,627	2,579,627
Issuance of shares to SPAC shareholders	3,024,191	3,024,191	-
Issuance of shares to SPAC Founders	(5,791,835)	(5,791,835)	-
Conversion of JSKS Loan	4,998,067	-	-
Conversion of convertible notes	2,530,804	2,300,590	-
Issuance of shares in exchange for advisory services	(107)	(107)	-
Conversion of rights	(144)	(144)	-
Issuance of convertible note – equity component	140,495	140,495	-
Recapitalization costs	16,126,854	16,126,854	-

	23,607,952	18,379,671	2,579,627
Less:
Costs attributable to the issuance of shares in connection with the business combination	(1,315,013)	(1,315,013)	-
	22,292,939	17,064,658	2,579,627

13 Warrants

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis on June 30, 2025, 2024, and 2023, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

		June 30,	June 30,	June 30,
Description:	Level	2025	2024	2023
		$AUD	$AUD	$AUD
Liabilities:
Warrant liability—Private and Representative Warrants	3	9,619	12,676	-
Warrant liability – Penny Warrants	3	102,820	146,730	-
Warrant liability – Arena Ordinary Share Warrants	3	68,479	79,207	-
Total		180,918	238,613	-

The Company accounts for the Public warrants, the Private Placement warrants, the Representative warrants, the Penny warrants, and the Arena Ordinary share warrants in accordance with the guidance contained in IAS 32 and IFRS Accounting Standards 9 under which the Public warrants meet the criteria for equity treatment and are recorded as equity due to the settlement provision in the warrant agreement. In accordance with IAS 32 and IFRS Accounting Standards 9, the Private Placement warrants, Representative warrants, the Penny warrants and Arena Ordinary share warrants (collectively the “Warrants”) are initially required to be classified as liability instruments in its entirety; therefore, the Warrants are required to be measured at fair value at each reporting period with changes in fair value recorded within earnings.

The following table presents the warrants outstanding and exercisable on June 30, 2025 and 2024:

Public warrants	9,000,000
Private Placement warrants	479,000
Representative warrants	450,000
Arena Ordinary share warrants	458,720
Total warrants	10,387,720

Public, Private, and Representative Warrants

As part of EDOC’s IPO on 21 March 2024, EDOC issued warrants to third-party investors where each whole warrant entitles the holder to purchase one share of the Company’s ordinary shares at an exercise price of USD$11.50 per share (the “Public Warrants”). Simultaneously with the closing of the IPO, EDOC completed the private sale of warrants where each warrant allows the holder to purchase one share of the Company’s ordinary shares at USD$11.50 per share. Additionally, the Company issued to the underwriters a warrant (“Representative’s Warrant) to purchase up to 450,000 Class A ordinary shares stock at an exercise price of USD$11.50 per share.

These warrants expire on the fifth anniversary i.e. 21 March 2029 of the Business Combination or earlier upon redemption or liquidation and are exercisable commencing 30 days after the Business Combination, provided that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder.

The Company may call the warrants for redemption (excluding the private warrants, and any outstanding Representative’s Warrants, and any warrants underlying units issued to the Sponsor, initial shareholders, officers, directors or their affiliates in payment of Working Capital Loans made to the Company), in whole and not in part, at a price of USD$0.01 per warrant:

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-trading day period ending on the third trading business day prior to the notice of redemption to warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the Class A ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day until the date of redemption.

Arena Ordinary Share Warrants

In connection with the closing of the Business Combination, the Company closed the private placement, pursuant to the private offering rules under the Securities Act of 1933, as amended (the “Securities Act”), of the Arena Warrants and Debentures pursuant to the Securities Purchase Agreement dated August 23, 2023 between the Company, AOI, EDOC, certain AOI subsidiaries and Arena Investors, LP (the “PIPE Investors”) and executed the Arena Transaction Documents including the 10% Original Issue Discount Secured Convertible Debenture, the Arena Warrant, the Registration Rights Agreement and related documents. The Ordinary Shares pursuant to the Arena Warrants grant the PIPE Investors the right to purchase the number of Ordinary Shares underlying the Warrants equal to 25% of the total principal amount of the related Debenture purchased by the PIPE Investor on the applicable closing date divided by 92.5% of the average of the three (3) lowest daily VWAP of the Ordinary Shares for the ten (10) consecutive trading day period ended on the last trading day immediately preceding such closing date, subject to adjustment upon the occurrence of certain events as set forth in such Arena Warrant be exercisable at the exercise price set forth in the Arena Warrants, as may be adjusted pursuant to the terms of the Arena Warrants.

Penny Warrants

In connection with the Amendment No. 3 to the Securities Purchase Agreement the Company agrees that in the event that (w) the Company fails to achieve the transfer of all of Energreen’s equity interests in CQ Oilseeds to the Company such that CQ Oilseeds becomes a wholly-owned subsidiary of the Company on or prior to the Substantial Completion Date, (x) the Company fails to achieve the transfer of the Australian Crushing Plant Lease from Energreen to CQ Oilseeds on or prior to the Substantial Completion Date, (y) CQ Oilseeds fails to grant to the Purchaser a first priority security interest in all of its assets, free and clear of all other liens and encumbrances other than the first priority security interests of the Purchaser pursuant to the Australian CQ Oilseeds General Security Deed and the Australian Leasehold Mortgage on or prior to the Substantial Completion Date, on or prior to the Substantial Completion Date, and/or (z) any of CQ Oilseeds, Energreen, the Company or the Company fails to comply with, or breaches any of the covenants in any Transaction Document, then (i) the Company shall issue to the Purchaser a warrant to purchase ten million (10,000,000) Ordinary Shares at an exercise price of USD$0.01 per Ordinary Share (as the same may be amended, amended and restated or otherwise modified from time to time, a “Penny Warrant”) and (ii) the Company shall enter into a Registration Rights Agreement with the Purchaser providing registration rights with respect to the Underlying Shares issuable under the Penny Warrant with terms substantially similar to the terms provided in the First Registration Rights Agreement. The Penny Warrant shall, among other things, (i) provide for the purchase by the Purchaser of ten million (10,000,000) Ordinary Shares (the “Penny Warrant Shares”), subject to adjustment upon the occurrence of certain events as set forth in such Penny Warrant; (ii) be exercisable at a price of USD$0.01 per Ordinary Share; and (iii) be substantially in the form of Exhibit C attached hereto. The Company and AOI agree that, from time to time, upon written notice from the Purchaser, the Company shall provide and cause their Subsidiaries to provide the Purchaser with any information and documentation related to the progress of the construction of the CQ Oilseeds Facility as the Purchaser may request in its discretion.

14 Lease liabilities and right-of-use assets

The Company’s leases include rental of a solar power system and plant space. Lease liabilities are secured by the related leased assets.

Solar power system lease

The solar power system lease has a term commencing on October 31, 2015 through December 31, 2035.

Land lease

The Company leases land in Cootamundra, Australia, where the oilseed processing plant and ancillary buildings accommodating the equipment and facilities are located. The Cootamundra land lease has a term commencing on January 1, 2023 through December 31, 2025.

Balances of the right-of use assets and lease liabilities are set forth on the accompanying statement of financial position.

The following table shows the remaining contractual maturities of the Company’s lease liabilities and the right-of-use assets as of June 30, 2025, 2024, and 2023:

(a) Right-of-use assets	2025	2024	2023
At cost	1,347,718	1,347,718	1,347,718
Less accumulated amortisation	(499,354)	(403,298)	(307,245)
Total Right of Use assets	848,364	944,420	1,040,472

	2025	2024	2023
(b) Lease liabilities
Within 1 year (Current)	89,109	89,109	82,386
After 1 year but within 2 years	80,750	80,750	92,405
After 2 years but within 5 years	224,930	224,930	227,744
After 5 years	407,555	573,667	651,603
Non-current liabilities	713,235	879,347	971,752
Total lease liabilities	802,344	968,456	1,054,138

15 Revenue

The Company derives its revenue principally from wholesale and retail sales of chemical free, non-GMO, sustainable edible oils and products derived from oilseeds. The Company derives revenue from the transfer of goods at a point in time. The table below shows the Company’s revenue disaggregated by product type.

	Year Ended June 30,
	2025	2024	2023
Wholesale oils	10,592,301	11,481,072	20,451,942
High protein meals	10,863,960	9,175,505	5,577,709
Toll crushing service	58,011	222,095	2,156,827
Seeds	-	-	664,000
Other sales	297,136	291,351	198,867
Retail oils	19,891,206	12,557,199	-
Total revenues	41,702,614	33,727,222	29,049,345

16 Cost of Sales

	Year Ended June 30,
	2025	2024	2023
Cost of finished goods	8,660,363	5,273,627	-
Cost of material	25,226,032	17,432,898	18,710,793
Direct labor	2,372,779	1,917,665	2,154,793
Freight and storage	899,185	2,112,109	1,615,464
Depreciation	335,292	481,093	547,454
Occupancy costs	616,684	341,790	415,436
Repairs and maintenance	130,369	251,600	619,020
Total cost of sales	38,240,704	27,810,782	24,062,603

17 General and administrative expenses

	Year Ended June 30,
	2025	2024	2023
Professional fees	611,316	738,482	1,094,500
Audit fee	447,948	235,000	-
Employee costs	199,704	428,715	179,301
Insurance	543,934	492,676	152,911
Other expenses	657,087	546,879	265,908
Management fee	375,345	312,000	252,000
Expected credit losses	-	264,798	380,604
Travel expenses	185,299	112,291	39,290
Depreciation	112,213	17,473	24,444
Technology costs	15,225	17,187	42,784
Occupancy costs	28,344	43,990	12,298
Security	9,647	9,266	18,280
Utilities	11,874	6,086	5,112
Total general and administrative expenses	3,197,936	3,224,843	2,467,432

18 Selling and marketing expenses

	Year Ended June 30,
	2025	2024	2023
Professional fees	37,803	327,309	-
Advertising and marketing expenses	327,772	85,227	-
Bad debts	7,132	-	-
Total selling and marketing expenses	327,707	412,536	-

19 Other Income

	Year Ended June 30,
	2025	2024	2023
Gain on forgiveness of payables (1)	-	670,782	-
Other income	108,410	37,129	48,273
Total other income	108,410	707,911	48,273

(1)	Includes forgiveness of legal fees of AUD$383,425 (Note 31), printer fees of $AUD126,482, and consultant fees of AUD$160,875.

20 Key management personnel compensation

Key management personnel remuneration included within employee expenses for the year is shown below:

	2025	2024	2023
	AUD$	AUD$	AUD$
Short-term employee benefits	525,685	236,154	134,407
Post-employment benefits	60,454	27,158	13,441
	586,139	263,312	147,848

●	Key management personnel during the FY 2024 & FY 2023 were : Gary Seaton (CEO) and Bob Wu (CFO) for FY2023 and FY2024,
●	For FY2025KMP are: Gary Seaton (CEO), Bob Wu resigned in Feb 2025, Amarjeet Singh (CFO) from Feb 2025 and Sathya Kondala Rao (Factory Head).

21 Finance Expenses

	2025	2024	2023
	AUD$	AUD$	AUD$
Amortization of debt discount	272,209	124,006	-
Realised and unrealised currency losses (gains)	24,416	-	-
Interest expense	1,159,440	711,807	612,735
Total finance expenses	1,456,065	835,813	612,735

22 Income Tax Expense

	2025	2024	2023
	AUD$	AUD$	AUD$
Current taxes	49,094	347,691	109,878
Deferred tax expense (benefit)	-	(34,270)	-
Income tax expense	49,094	313,421	109,878

(a)	Reconciliation of income tax to accounting profit:

	2025	2024	2023
	AUD$	AUD$	AUD$
(Loss)/Net Profit before Tax	(1,413,516)	(20,917,260)	1,954,848
Tax	30%	25%	25%
	(424,055)	(5,229,315)	488,712
Less:
Tax offset of Research & Development incentive	-	-	(115,960)
Tax adjustment of transaction cost to be amortized over the time	-	5,584,202	-
Recoupment of prior year tax losses not previously brought to account/Other tax adjustments	473,149	(41,466)	(262,874)
Income tax expense	49,094	313,421	109,878

* Deferred tax assets amounting to $581,852 were not recognised during the year, due to history of recent losses and certainty towards future taxable profits.

23 (Loss) Earnings per share

(a)	Basic earnings per share

	2025	2024	2023
	AUD$	AUD$	AUD$
Total basic (loss) earnings per share attributable to the ordinary equity holders of the company	(0.06)	(1.07)	0.10

(b)	Diluted earnings per share

	2025	2024	2023
	AUD$	AUD$	AUD$
Total diluted (loss) earnings per share attributable to the ordinary equity holders of the company	(0.06)	(1.07)	0.10

(c)	Weighted average number of shares used as the denominator

	2025	2024	2023
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	23,640,568	19,900,741	18,646,643
Adjustments for calculation of diluted earnings per share:	-	-	-
Amounts uncalled on partly paid shares and calls in arrears	-	-	-
Options	-	-	-
Deferred shares	-	-	-
Convertible notes	-	-	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	23,640,568	19,900,741	18,646,643

24 Cash Flow Information

(a)	Reconciliation of result for the year to cashflows from operating activities

Reconciliation of net income to net cash provided by operating activities:

Reconciliation of net income to net cash provided by operating activities:

(Loss) Profit for the year	(1,462,610)	(21,230,681)	1,844,970
Non-cash flows in profit:
– gain on forgiveness of payables	-	(670,782)	-
– depreciation	447,505	498,566	571,899
– amortization of debt discount	272,209	-	-
– Recapitalization expense	-	16,301,915	-
– interest	991,614	-	-
– change in fair value of warrants	(42,872)	(141,874)	-
– exchange rate effect	(1,388)	-	-
Changes in assets and liabilities:
– (increase)/decrease in trade and other receivables	(1,413,688)	(32,848)	(884,401)
– (increase)/decrease in prepayment of seed purchase/other prepayments	371,816	3,672,697	(2,593,941)
– (increase)/decrease in other assets	(739,305)	351,485	(1,174,503)
– (increase)/decrease in inventories	304,509	(5,181,691)	112,917
–increase/(decrease) in trade and other payables (1)	2,288,946	3,742,915	2,778,396
– increase/(decrease) in provisions	(50,225)	505,368	34,459
Cash flows from operations provided by/(used in)	966,511	(2,184,930)	689,796

(1)	Included in this balance is a non-cash amount related to recapitalization costs of $5,163,951 for FY 2024

Non-cash investing and financing activities were as follows:

	2025	2024	2023
Acquisition of ROU assets and lease liabilities		-	275,953
Purchases of property, plant and equipment in trade payables		877,967	64,011
Accrued expenses and warrant liabilities assumed upon closing of the merger with EDOC		5,938,467	-
Promissory note – related party assumed upon closing of the merger with EDOC		1,216,928	-
Conversion of related party loan to equity	4,998,512
Conversion of convertible note to equity	230,236

25 Related Parties

(a) The Company’s main related parties are as follows:

Key management personnel — refer to Note 20.

Other related parties include close family members of key management personnel and entities that are controlled or significantly influenced by those key management personnel or their close family members and American Physicians, LLC, shareholders from the Sponsor of EDOC.

(b) Transactions with related parties

The following transactions occurred with related parties:

	Purchases of Seed for the Year Ended 30 June 2025	Purchases of Oils for the Year Ended 30 June 2025	Sales of Meals for the Year Ended 30 June 2025	Other Sales for the Year Ended 30 June 2025	Management Fee for the Year Ended 30 June 2025	Lease for the Year Ended 30 June 2025
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Related parties
Energreen Nutrition Australia Pty Ltd.	14,376,490	761,925	5,818,454	217,909	357,000	21,351
Soon Soon Oilmills Sdn Bhd. *	-	699,200	-	-	-	-
Sunmania Pty Ltd.	-	-	-	32,868	-	77,000

	Purchases of Seed for the Year Ended 30 June 2024	Sales of Meals for the Year Ended 30 June 2024	Management Fee for the Year Ended 30 June 2024
	AUD$	AUD$	AUD$
Related parties
Energreen Nutrition Australia Pty Ltd.	12,651,382	4,838,204	312,000
Soon Soon Oilmills Sdn Bhd. *	-	2,234	-
Sunmania Pty Ltd.	104,000	-	-

*	Gary Seaton has a 20% share of Soon Soon Oilmills Sdn Bhd.

	Purchases of Seed for the Year Ended 30 June 2023	Sales of Meals for the Year Ended 30 June 2023	Management Fee for the Year Ended 30 June 2023
	AUD$	AUD$	AUD$
Related parties
Energreen Nutrition Australia Pty Ltd.	13,942,332	1,693,451	312,000
Good Earths Oils	-	3,390,714	-
Sunmania Pty Ltd.	104,000	-	-

(c) Loans to/from related parties

The current loans are payable on demand and the non-current loans have a maturity date which is more than 12 months from the date of 30 June 2025.

	Balance
	as of 30 June 2025
	Current	Non-current	Total principal
	AUD$	AUD$	AUD$
Related party loans payable
Energreen Nutrition Australia Pty Ltd. Loan	5,728,571	588,688	6,317,259
CQ Oilseeds Pty Ltd. loan	-	59,371	59,371
Sunmania Pty Ltd loan	152,000	40,000	192,000
Total related party loans payable	5,880,571	688,059	6,568,630

Energreen Nutrition- Related party loan receivable (Note 5)	633,733	-	633,733

Trade payable (related party) (Note-10)
Energreen Nutrition Australia Pty Ltd.	5,563,563	-	5,563,563
Soon Soon Oilmills	153,105	-	153,105
Sunmania Pty Ltd	38,500	-	38,500
Total trade payable due to related parties (Note-10)	5,755,168	-	5,755,168

Trade receivable (related party) (Note-5)
Energreen Nutrition	30,040	-	30,040
Sunmania Pty Ltd	14,346	-	14,346
Total trade receivable due from related parties (Note-5)	44,386	-	44,386

The current loans are payable on demand and the non-current loans have a maturity date which is more than 12 months from the date of 30 June 2024.

	Balance
	as of 30 June 2024
	Current	Non-current	Total
	AUD$	AUD$	AUD$
Related party loans payable
Energreen Nutrition Australia Pty Ltd. Loan	3,863,250	-	3,863,250
JSKS Enterprises Pty Ltd. Loan	100,925	4,431,136	4,532,061
CQ Oilseeds Pty Ltd. loan		59,371	59,371
Sunmania Pty Ltd loan	152,000	40,000	192,000
Less: Origin Food loan receivable	(4,514)	-	(4,514)
Total related party loans payable	4,111,661	4,530,507	8,642,168

Energreen Nutrition Australia Pty Ltd. accounts payable (Note-10)	589,166	-	589,166

	Balance
	as of 30 June 2023
	Current	Non-current	Total
	AUD$	AUD$	AUD$
Due to related parties
Energreen Nutrition Australia Pty Ltd. Loan	1,948,630	-	1,948,630
Good Earth Oils Pty Ltd. Loan	200,000	-	200,000
JSKS Enterprises Pty Ltd. Loan	980,005	2,853,929	3,833,934
CQ Oilseeds Pty Ltd. loan	59,371	-	59,371
Sunmania Pty Ltd loan	-	20,000	20,000
Total due to related parties	3,188,006	2,873,929	6,061,935

Trade payable (related party) (Note-10)
Good Earth Oils Pty Ltd. Accounts payable	525,000	-	525,000
Energreen Nutrition Australia Pty Ltd. accounts payable	4,411,423	-	4,411,423
Total trade payable due to related parties (Note-10)	4,936,423	-	4,936,423

Due from related parties
Good Earth Oils Pty Ltd. accounts receivable (Note-5)	1,226,945	-	1,226,945

During the year ended June 30, 2025 the related party loan amounting to AUD 4,998,512 owed to JSKS Enterprises Pty Ltd., which is the trustee of Gary Seaton Family Trust, was converted into equity shares.

For the years ended June 30, 2024 and 2023 a related party loan is owed to JSKS Enterprises Pty Ltd., which is the trustee of Gary Seaton Family Trust, and interest rate charge is 6% per annum. to be repaid within 12 months after the year end, and the remaining principal shall be repaid more than 12 months after the year end.

For the years ended June 30, 2025, 2024, and 2023 a related party loan is owed to Energreen Nutrition Australia Pty Ltd., which is controlled by Gary Seaton, and interest rate charge is 6% per annum and expected to be repaid in full within 12 months after the year end.

For the years ended June 30, 2025, 2024, and 2023 the remaining related party loan relates to an interest free loan owed to CQ Oilseeds Pty Ltd.

(d) Promissory Notes

	American Physicians LLC
	Promissory notes
	Current	Non-current	Total principal
	AUD$	AUD$	AUD$
Balance as on 30th June 2025[1]	1,538,322		1,538,322
Balance as on 30th June 2024[2]	968,216	273,676	1,241,892
Balance as on 30th June 2023	-	-	-

(1)	Includes $74,892 of accrued interest.
(2)	Includes $24,964 of accrued interest.

On March 21, 2024, the Company issued two promissory notes in the principal amounts of USD$450,000 (the “First Promissory Note”) and USD$500,000 (the “Second Promissory Note”) to American Physicians, LLC.

The First Promissory Note accrues interest on the principal outstanding from time to time at a rate per annum equal to term SOFR for the interest period commencing on March 21, 2024. Interest shall be calculated on the basis on a 360-day year and actual days elapsed. The First Promissory Note principal and accrued interest are now past due.

The Second Promissory Note accrues interest on the principal outstanding from time to time at a rate per annum equal to term SOFR for the interest period commencing on March 21, 2024. Interest shall be calculated on the basis on a 360-day year and actual days elapsed. The Second Promissory Note principal and accrued interest are due and payable as follows:

(i) USD$165,000 plus any accrued but unpaid interest shall be paid on June 21, 2025;

(ii) USD$165,000 plus any accrued but unpaid interest shall be paid on September 21, 2025;

(iii) Remaining balance plus any accrued but unpaid interest shall be paid on December 21, 2025.

As of June 30, 2025, USD 615,000 is due and remaining USD 335,000 is due within 6 months, and disclosed as current liabilities.

Accrued interest on the First Promissory Note and the Second Promissory Note was AUD$49,928 as of June 30, 2025. Accrued interest on the First Promissory Note and the Second Promissory Note was AUD$24,964 as of June 30, 2024.

26 Fair value measurement

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurement are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1: quoted market price (unadjusted) in an active market for identical assets or liabilities that the entity can access at the measurement date.
●	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability; either directly or indirectly.
●	Level 3: inputs that are unobservable inputs for the asset or liability.

The carrying amounts of the financial assets and financial liabilities approximate their fair values.

The fair values of cash and cash equivalents, prepaid assets, accounts payable and accrued expenses are estimated to approximate the carrying values as of June 30, 2025, 2024, and 2023 due to the short maturities of such instruments.

The following table provides quantitative information regarding Level 3 fair value measurements for Private Warrants as of June 30, 2025 and 2024. The Representative Warrants were valued using similar information, except for the strike price which is USD$12.

	June 30,	June 30,
	2025	2024
	$USD	$USD
Exercise price	$11.50	$11.50
Share price	$0.75	$0.97
Volatility	73.6%	54.9%
Expected life	3.73	4.73
Risk-free rate	3.72%	4.33%
Dividend yield	0%	-%

The following table provides quantitative information regarding Level 3 fair value measurements for the Penny Warrants and the Arena Ordinary Share Warrants as of June 30, 2025 and 2024.

	June 30,	June 30,	Initial value April 8,
	2025	2024	2024
	$USD	$USD	$USD
Exercise price	92.5% of average lowest daily VWAP during the 10 preceding trading days	92.5% of average lowest daily VWAP during the 10 preceding trading days	92.5% of average lowest daily VWAP during the 10 preceding trading days
Share price	0.75	$0.97	$1.43
Volatility	73.6%	54.9%	51.9%
Expected life	3.77	4.83	5.00
Risk-free rate	3.72%	4.33%	4.43%
Dividend yield	-%	-%	-%

The following table presents a summary of the changes in the fair value of the Private Warrants Penny Warrants, and Arena Warrants, Level 3 liabilities, measured on a recurring basis.

	Private Placement	Representative	Arena Ordinary Share	Penny	Total Warrant Liabilities
	$AUD	$AUD	$AUD		$AUD
Fair value as of June 30, 2023	$-	$-	$-	$-	$-
Initial measurement at Business Combination	44,339	847	117,193	218,108	380,487
Change in fair value	(31,684)	(826)	(37,986)	(71,378)	(141,874)
Fair value as of June 30, 2024	12,655	$21	$79,207	$146,730	$238,613
Change in fair value	(3,036)	(21)	(10,728)	(43,910)	(57,695)
Fair value as of June 30, 2025	$9,619	$-	$68,479	$102,820	$180,918

27 Financial Risk Management Objectives and Policies

The Company’s principal financial liabilities comprise convertible notes, promissory notes and borrowings, related party loans, lease liabilities, and trade and other payables. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade and other receivables and cash and cash equivalents that derive directly from its operations.

The main risks arising from the Company’s financial instruments are market risk, liquidity risk and credit risk. The Board of Directors reviews and agrees policies for managing each of these risks which are summarised below:

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. The sensitivity analyses in the following sections relate to the position as at June 30, 2025, 2024, and 2023.

Interest rate risk

The Company’s main interest rate risk arises from long-term borrowings with variable rates, which exposes the Company to cash flow interest rate risk. As of June 30, 2025, 2024, and 2023, the nominal amount of borrowings to credit institutions with floating interest rates are AUD$6,472,137, AUD$6,030,484, and AUD$3,584,887, respectively. Management closely monitors the effects of changes in the interest rates on the Company’s interest rate risk exposures, but the Company currently does not take any measures to hedge interest rate risks. Interest rate risk associated with these loans is limited given their short-term duration.

The table below shows the estimated effect on profit or loss and equity of a parallel shift of the interest rate curves up or down by one percent on loans without fixed interest rates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The calculation considers the effect of financial instruments with variable interest rates. The analysis is performed on the same basis for 2025, 2024, and 2023.

Impact on loss before income taxes
	June 30, 2025	June 30, 2024
Interest rates - increase/decrease by 1%	+/-12,301	+/-7,118

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company’s cash and cash equivalents are generally held with large financial institutions. Although the Company’s deposits may exceed federally insured limits, the financial institutions that the Company uses have high investment-grade credit ratings and, as a result, the Company believes that, as of June 30, 2025, its risk relating to deposits exceeding federally insured limits was not significant.

The Company has no significant off-balance sheet risk such as foreign exchange contracts, options contracts, or other hedging arrangements.

The Company believes its credit policies are prudent and reflect normal industry terms and business risk. The Company generally does not require collateral from its customers and generally requires payment from zero to 90 days from the invoice date with typical terms of 30 days. As of June 30, 2025, three customers accounted for 50.5% of the Company’s accounts receivable balance. As of June 30, 2024, three customers accounted for 60.7% of the Company’s accounts receivable balance.

Foreign currency risk

Although the Company is exposed to foreign currency risk from its international operations, the Company does not consider it to have a material impact. Certain transactions of the Company and its subsidiaries are denominated in currencies other than the functional currency. Foreign currency payments totaled AUD $3,013,604 for the year ended June 30, 2025, which is up from AUD $28,097 for the year ended June 30, 2024, each of which were recorded within finance expense.

Liquidity risk

The Company limits its liquidity risk primarily from the funds generated from operations to settle supplier dues and provide the Company with sufficient funds to enable it to meet its financial obligations as they fall due.

The table below summarises the maturities of the Company’s undiscounted financial liabilities, based on contractual payment dates.

	On demand	Less than 3 months	3 months to 1 year	1 to 5 years	Total
	AUD$	AUD$	AUD$	AUD$	AUD$
June 30, 2025
Lease liabilities	-	22,277	66,832	790,235	879,344
Promissory notes	-	1,026,874	511,448	-	1,538,322
Secured borrowings	-	1,219,066	966,880	4,286,191	6,472,137
Income tax payable	-	-	-	-	-
Trade and other payables	-	4,083,460	5,755,168	2,906,002	12,744,630
Amount due to related parties	-		6,041,199	527,430	6,568,629
Total	-	6,351,677	13,341,527	8,509,858	28,203,062

June 30, 2024
Lease liabilities	-	31,962	95,885	1,107,924	1,235,771
Promissory notes	-	-	943,252	-	943,252
Secured borrowings	-	-	489,287	5,541,197	6,030,484
Income tax payable		128,927	184,036	-	312,963
Trade and other payables	-	5,171,490	1,533,687	3,161,341	9,866,518
Amount due to related parties	-	589,166	-	-	589,166
Total	-	5,921,545	3,246,147	9,810,462	18,978,154

June 30, 2023
Lease liabilities	-	31,962	95,885	1,235,771	1,363,618
Secured borrowings	-	396,881	-	2,078,569	2,475,450
Trade and other payables	-	1,776,345	-	-	1,776,345
Amount due to related parties	-	4,936,423	-	-	4,936,423
Total	-	7,141,611	95,885	3,314,340	10,551,836

28 Recapitalization Costs

The difference in the fair value of the shares issued by the Company, the accounting acquirer, and the fair value of the SPAC’s accounting acquiree’s identifiable net assets represent a service received by the accounting acquirer. This difference is considered as cost of listing (recapitalization) and recorded in the consolidated profit or loss and other comprehensive income.

The following table displays the calculation of the listing costs recognized for the year ended June 30, 2024:

	Number of
	shares/warrants	At Closing Date
		AUD$
Net deficit from SPAC transferred to the Company	-	7,048,439
Class A Ordinary Shares	1,066,168	-
Founder shareholders and other advisors	2,666,900	-
Total shares issued to SPAC	3,733,068	-
Diluted share price at Closing Date	4.32	-
Total value transferred to the SPAC	-	16,126,854
Recapitalization costs	-	23,210,293

29 Legacy cost commitments

In June 2024, the Company entered into a payment agreement with Ellenoff Grossman & Schole LLP (“EGS”) related to the fees owed to EGS at the closing of the Business Combination for which EGS provided legal representation to EDOC regarding the Business Combination. Pursuant to the agreement, the EGS agreed to reduce the amount owed by the Company by USD$250,000 to USD$2,100,000 to be paid in payments beginning in June 2024 and ending in December 2025. The Company agreed to pay monthly payments of USD$100,000 per month, with the exception of a payment of USD$200,000 in December 2024 and December 2025.

As of June 30, 2025, the Company has paid USD$1,547,520 to EGS and AUD$552,480 is outstanding and recorded in trade and other payable in the accompanying consolidated statement of financial position.

As of June 30, 2025, the Company has not paid any amount to IBankers (IBS) towards outstanding USD$1,161,250 and is recorded in trade and other payable in the accompanying consolidated statement of financial position. Company agreed to pay USD 35,000 per month from July 2025 onwards, which will be mutually agreed to be increased to increased amount per month, once the EGS outstanding are fully repaid.

As of June 30, 2025, the company has legacy cost commitments amounting to USD 1,713,730, which are recorded as trade and other payables in Note 10,

30 Net Tangible Assets

Net tangible assets per ordinary share have been determined using the net assets on the consolidated statement of financial position adjusted for non-controlling interests, intangible assets and goodwill.

31 Events Occurring After the Reporting Date

(a)	On 10 July, 2025, the company received conversion notice from Arena (PIPE) for conversion of USD 250,000 of convertible debt to Ordinary shares, which company have been duly executed and issued with 420,066 class A Ordinary shares as per instruction from Arena (PIPE)

(b)	At the time of Business combination, Arena (PIPE) entered into an Escrow agreement with American Physicians (AP) for an amount of USD 1million, which in the event of default can be unilaterally withdrawn by Arena, the company has been informed by legal counsel that Arena’s (PIPE) has lodged an event of default against said Escrow account and have withdrawn USD 1 million from Escrow Account.

As the company, was not party to above mentioned Escrow account, the company has not received any notices from Arena (PIPE) or American Physician (AP).

The Company is reviewing the Securities Purchase Agreement entered with Arena (PIPE) to confirm whether the liability pertaining to outstanding convertible notes, currently disclosed in note 11 (b) will be extinguished, as a result of above event and withdrawal of funds from Escrow account.

The consolidated financial report was authorised for issue by the board of directors.

No matters or circumstances have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

