Form 20-F
period 2026-06-30
Australian Oilseeds Holdings Ltd
filed 2026-11-03
CIK 1959994

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

Gary Seaton, Co-Chief Executive Officer

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

Tel: +02 6942 4347

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Ordinary Shares, par value $.0001 per share	COOT	The Nasdaq Stock Market LLC
Warrants, each exercisable for one-half of one Ordinary Share at an exercise price of $11.50 per whole share	COOTW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class as of June 30, 2026.

Title of each class	Trading Symbols	Outstanding shares as of June 30, 2026
Ordinary Shares, par value $.0001 per share	COOT	48,868,604

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

Commencing with the filing of its annual report for the fiscal year ended June 30, 2025, Australian Oilseeds Holdings Limited (the “Company”) relies on its status as a Foreign Private Issuer (FPI). FPI status allows the Company to file its Annual Report on Form 20-F, which is reserved for foreign companies to file its annual report with the U.S. Securities and Exchange Commission (SEC).

During the fiscal year ended June 30, 2026, the Company’s oilseed crushing and edible oils business was carried on by Australian Oilseeds Investments Pty Ltd, an Australian proprietary company (“AOI”), together with its subsidiaries. On June 29, 2026, the Company closed its acquisition of an approximately 51% interest in RENTBUDDYUK LIMITED, a company incorporated under the laws of the United Kingdom (“RentBuddyUK”). On July 27, 2026, the Company entered into a share purchase agreement to sell all of the issued and outstanding shares of AOI (the “Disposal”). See “Item 4.A. History and Development of the Company.” Unless otherwise indicated, the description of the oilseed crushing and edible oils business in this Annual Report relates to the period prior to the Disposal.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements that we make from time to time, including statements contained in this Annual Report on Form 20-F constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical facts contained in this Annual Report on Form 20-F are forward-looking statements. The forward-looking statements in this Annual Report on Form 20-F are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs.

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

Forward-looking statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those anticipated by such statements. These factors include, among other things, the unknown risks and uncertainties that we believe could cause actual results to differ from these forward looking statements as set forth under the heading, “Risk Factors” and elsewhere in this Annual Report on Form 20-F. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all of the risks and uncertainties that could have an impact on the forward-looking statements, including without limitation, risks and uncertainties relating to:

●	our projected financial position and estimated cash burn rate;

●	our estimates regarding expenses, future revenues and capital requirements;

●	our ability to continue as a going concern;

●	our ability to raise substantial additional capital in sufficient amounts or on acceptable terms to fund our operations and our business plan;

●	our ability to integrate and grow the RentBuddyUK business;

●	our ability to regain compliance with the Nasdaq minimum bid price requirement or maintain compliance with any of the other Nasdaq continued listing requirements;

ii

●	our ability to obtain and maintain intellectual property protection for our current products and services;

●	our ability to protect our intellectual property rights and the potential for us to incur substantial costs from lawsuits to enforce or protect our intellectual property rights;

●	the possibility that a third party may claim we have infringed, misappropriated or otherwise violated their intellectual property rights and that we may incur substantial costs and be required to devote substantial time defending against these claims;

●	the success of competing products or services that are or become available;

●	our ability to expand our organization to accommodate potential growth and our ability to retain and attract key personnel; and

●	the potential for us to incur substantial costs resulting from lawsuits against us and the potential for these lawsuits to cause us to limit our commercialization of our products and services.

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

This report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements including those described in the “Risk Factors” under Item 3.D, and elsewhere in this Annual Report on Form 20-F.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our securities involves a high degree of risk. This Annual Report contains a discussion of the risks applicable to an investment in our securities. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties are not presently known to us or that we currently deem immaterial may also affect our operations. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment in our securities. We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

You should carefully consider the following risks, as well as the other information contained in this Annual Report on Form 20-F, including our historical financial statements and related notes included elsewhere in this Annual Report on Form 20-F before you decide to purchase our securities. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our Ordinary Shares and warrants. Refer to “Cautionary Note Regarding Forward-Looking Statements.”

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

As previously reported, on May 27, 2025, the Company received a written notice (the “Bid Price Notice”) from Nasdaq indicating that the Company is not in compliance with the $1.00 Minimum Bid Price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) for continued listing on Nasdaq. The Nasdaq Listing Rules require listed securities to maintain a minimum bid price of $1.00 per share and, based upon the closing bid price for the last 30 consecutive business days, the Company no longer meets this requirement. The Bid Price Notice indicated that the Company will be provided 180 calendar days to November 24, 2025 in which to regain compliance. If at any time during this period the bid price of the Company’s common stock closes at or above $1.00 per share for a minimum of ten consecutive business days, the Nasdaq Staff will provide the Company with a written confirmation of compliance and the matter will be closed.

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

On July 30, 2025, the Company held extraordinary general meeting of shareholders, and it was resolved, pursuant to Section 60 of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”), Article 62 of the Company’s articles of association, the Company’s share capital be amended to effect a reverse share split (the “Reverse Share Split”) of the Company’s Class A ordinary shares, par value $0.0001 per share, by a ratio in the range of 1 for 2 to 1 for 8, to be determined by the Company’s Board of Directors (“Board”) following the Extraordinary General Meeting. As of the date of this Annual Report, the Board has not implemented the Reverse Share Split.

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

On September 30, 2025, the Company reported that its shareholders’ equity was AUD $4,721,826 (approximately US$3,166,405) as of June 30, 2025, based on its unaudited balance sheet, which satisfied the $2.5 million minimum shareholders’ equity requirement under the Equity Rule, and the Company regained compliance with Nasdaq Listing Rule 5450(b)(1)(A). The Company’s audited consolidated financial statements for the fiscal year ended June 30, 2025 subsequently reported total equity of AUD $4,654,036 as of June 30, 2025. On October 2, 2025, the Company reported supplemental shareholders’ equity of AUD $4,946,009 (approximately US$3,264,366) as of August 31, 2025, which the Company amended on October 28, 2025 to include additional compliance narrative.

The Company’s consolidated financial statements included in this Annual Report reflect total deficit of AUD$6,335,275 as of June 30, 2026, comprising a deficit of AUD$13.31 million attributable to equity holders of the Company and non-controlling interests of AUD$6.97 million. The deficit attributable to equity holders of the Company arose principally because the warrants issued in the Company’s two private placements during fiscal year 2026 (the “PIPE Warrants”) were classified as derivative liabilities of approximately AUD$22.16 million under IFRS Accounting Standards. On August 26, 2026, the Board approved the cancellation of the PIPE Warrants, and all 18.8 million outstanding PIPE Warrants were subsequently surrendered and cancelled under a warrant cancellation, waiver and release agreement with each holder, which eliminated the related derivative liability. The Company believes that, on a pro forma basis giving effect to the cancellation, its shareholders’ equity would have exceeded the $2.5 million minimum required under the Equity Rule. However, Nasdaq may assess the Company’s compliance with the Equity Rule based on the shareholders’ equity reported in this Annual Report, and there can be no assurance that Nasdaq will give effect to the cancellation of the PIPE Warrants. If Nasdaq determines that the Company has failed to satisfy the Equity Rule while it remains subject to the one-year panel monitor, the Nasdaq Listing Qualifications Staff would issue a delist determination without allowing the Company to submit a plan of compliance or providing a cure period, and the Company would need to request a new hearing before a Hearings Panel. There can be no assurance that a Hearings Panel would grant the Company’s request for continued listing.

The Company received notices dated October 29, 2025 from Nasdaq that it had regained compliance with the Minimum Bid Price Requirement, and that the Company’s application to transfer the listing of its securities to The Nasdaq Capital Market had been approved, effective October 31, 2025. Subsequently, the Company received a notice dated January 6, 2026 from Nasdaq stating that, for the preceding 30 consecutive business days, the closing bid price of the Company’s ordinary shares had again been below the $1.00 minimum bid price required by Nasdaq Listing Rule 5550(a)(2), and the Company was originally given until July 6, 2026 to regain compliance. By notification dated July 13, 2026, Nasdaq granted the Company an additional 180 calendar days, extending the compliance deadline to January 4, 2027. If the Company does not regain compliance with the Minimum Bid Price Requirement by January 4, 2027, Nasdaq has informed the Company that it will provide written notification that the Company’s shares will be delisted. At that time, the Company may request a review of the delisting determination by a Nasdaq Hearings Panel. However, pursuant to Nasdaq Listing Rule 5815(a)(1)(B)(ii), a timely request for a hearing in connection with a failure to regain compliance during a second 180-day bid price compliance period does not stay the suspension of trading. The Company intends to actively monitor the closing bid price of its ordinary shares and is evaluating all available options to regain compliance with the Minimum Bid Price Requirement. As of the date of this Annual Report, the Company has not regained compliance with the Minimum Bid Price Requirement, and there can be no assurance that it will do so by January 4, 2027 or at all.

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

Our founders, executive officers, directors, and other principal shareholders, in the aggregate, beneficially own a significant portion of our outstanding shares. These shareholders currently have, and likely will continue to have, significant influence with respect to the election of our board of directors and approval or disapproval of all significant corporate actions. The concentrated voting power of these shareholders could have the effect of delaying or preventing an acquisition of the Company or another significant corporate transaction.

Certain related party relationships may create conflicts of interest between the Company and third parties.

Following the Disposal, Mr. Gary Seaton, the Company’s Co-Chief Executive Officer and Chairman of the Board, continues to serve as a director and the secretary of AOI and in other roles within the companies that formerly comprised the Target Group, which is now principally owned by Trusha Realty Pte. Ltd., the purchaser under the Disposal SPA. In addition, JSKS Enterprises Pty Ltd, the Company’s largest shareholder, holds an approximately 25% membership interest in AOI.

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

Anti-takeover provisions contained in our Amended and Restated Memorandum and Articles of Association as well as provisions of Cayman Islands law, could impair a takeover attempt.

Some provisions of the amended and restated memorandum and articles of association of the Company adopted by a special resolution dated March 21, 2024 and effective on March 21, 2024 (the “Amended and Restated Memorandum and Articles of Association”) may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms as the board of directors may think appropriate without any further vote or action by our shareholders.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four (4) months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, historically, Rule 3a12-3 under the Exchange Act exempted securities registered by a “foreign private issuer” from Section 16 of the Exchange Act. However, effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act, directors and officers of foreign private issuers are required to comply with the reporting requirements of Section 16(a) of the Exchange Act. Notwithstanding the foregoing, directors and officers of a “foreign private issuer” remain exempt from Section 16(b) (short-swing profit liability) and Section 16(c) (short sale prohibitions). As a result of our status as a “foreign private issuer,” you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2026. In the future, we would lose our foreign private issuer status if (i) more than 50.0% of our outstanding voting securities are owned by U.S. residents; and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our directors, executive officers and 10.0% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq Capital Market. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market corporate governance listing standards.

As a foreign private issuer that has our Ordinary Shares listed on the Nasdaq Capital Market, we may rely on a provision in the Nasdaq Capital Market corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Capital Market. See “Item 16G. Corporate Governance.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for the memorandum and articles of association, register of mortgages and charges, and the special resolutions passed by shareholders) or to obtain copies of the register of members of these companies. Under Cayman Islands law, the names of current directors of our Company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. No member (not being a director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorized by the directors or by the Company by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholder than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company with limited liability and substantially all of our assets are located outside of the United States. In addition, most of our current directors and executive officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and executive officers, they will need to ensure that they comply with the rules of the jurisdiction where our directors and executive officers are located. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our directors, executive officers or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, depending on where our directors and executive officers are located.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either (i) at least 75.0% of our gross income for the year is passive income; or (ii) the average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50.0%. Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, at least 50.0% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25.0% of the equity by value. See “Item 10.E. Taxation.”

Risks Related to the Company and our Business

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

Our success is, to a certain extent, attributable to the management, finance, sales and marketing, and research and development expertise of key personnel. We are dependent upon the services of our senior management and the management team of RentBuddyUK for our continued growth and operation. Although we have no reason to believe that any of them will discontinue their services with us, the interruption or loss of their services would adversely affect our ability to effectively run our business and pursue our business strategy as well as our results of operations. In addition, we rely on external financial advisers to assist us in preparing our financial statements and the periodic reports that we file with the SEC. The loss of these officers could have a material adverse effect upon our business, financial condition, and results of operations.

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

The trading price of our Ordinary Shares may be subject to extreme volatility. We cannot predict the magnitude of future fluctuations in the trading price of our Ordinary Shares. The trading price of our Ordinary Shares may be affected by several factors, including events described in the risk factors set forth in this Annual Report on Form 20-F and in our periodic reports filed with the SEC from time to time, as well as our operating results, financial condition and other events or factors. Any of the factors listed below could have a material adverse effect on your investment in our securities. Factors affecting the trading price of our securities may include:

●	announcements by us or our competitors regarding technical developments and levels of performance;

●	announcements by us regarding developments in our relationship with existing and future key customers;

●	our ability to bring our products and technologies to market on a timely basis, or at all;

●	our operating results or development efforts failing to meet the expectations of securities analysts or investors in a particular period;

●	Actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

●	changes in the market’s expectations about our operating results or our industry;

●	success of competitors actual or perceived development efforts;

●	changes in financial estimates and recommendations by securities analysts concerning the Company or our industry in general;

●	operating and share price performance of other companies that investors deem comparable to the Company;

●	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;

●	changes in laws and regulations affecting our business;

●	our ability to meet compliance requirements;

●	commencement of, or involvement in, litigation involving the Company;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of Ordinary Shares available for public sale;

●	the level of demand for our Ordinary Shares, including the amount of short interest in our stock;

●	any major change in our Board or management;

●	sales of substantial amounts of the Ordinary Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur;

●	the expiration of contractual lock-up agreements with our executive officers, directors and shareholders, which we have entered and may enter into in the future from time to time; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and the Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to the Company could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

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

For the fiscal year ended June 30, 2026, we incurred a net loss from continuing operations of AUD$10,687,852 and had net cash outflows from continuing operating activities of AUD$2,764,051. Historically, the legacy oilseeds business utilized debt facilities with the Commonwealth Bank of Australia and loans from related parties. Pursuant to the Share Purchase Agreement completed on July 27, 2026, all operational borrowings, bank facilities, and related party debts of the agricultural subsidiaries were transferred with the disposal group, and the Company was unconditionally released from all associated guarantees. In addition, the previously existing US$50 million equity line of credit facility was terminated. For continuing operations, the Company raised cash proceeds of AUD$2.91 million through private placement financings during fiscal year 2026. In August 2026, all 18.8 million outstanding PIPE warrants were voluntarily cancelled and surrendered by investors for no consideration, as the exercise prices of the PIPE warrants were higher than the prevailing trading prices of our Ordinary Shares, eliminating approximately AUD$22.16 million of current derivative liabilities and returning equity attributable to equity holders of the Company to a positive position on a pro forma basis. Supported by the subsequent financing in October 2026 and the full collection in USDT of the AUD$6,529,191 loan receivable from Ms. Hailing Fan prior to the issuance of this report, management expects that available capital resources and operational receipts from continuing platform and rent guarantee businesses will be adequate to fund operations for at least twelve months from the issuance of these financial statements. However, if we fail to execute our business plan, we may be unable to continue as a going concern.

Risks Related to Our Warrants

We may redeem unexpired Warrants prior to their exercise at a time that is disadvantageous to Warrant holders.

Our public Warrants are currently exercisable for one-half of one Ordinary Share at a price of $11.50 per whole share. We have the ability to redeem outstanding Warrants at any time prior to their expiration, at a price of $0.01 per Warrant, provided that the last reported sales price of Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date we send the notice of redemption to Warrant holders and provided certain other conditions are met. If and when the Warrants become redeemable by us, we may exercise our redemption rights even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the Warrants, as set forth above even if the holders are otherwise unable to exercise the Warrants.

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

Risks Related to Developments During and After Fiscal Year 2026

We have raised capital through multiple private placements during fiscal year 2026, and future issuances of our ordinary shares will dilute the ownership interests of our existing shareholders.

During fiscal year 2026, we entered into two separate private placement transactions: (i) a securities purchase agreement signed January 29, 2026 for gross proceeds of $2.0 million (2,000,000 units at $1.00 per unit), which closed on March 6, 2026; and (ii) a securities purchase agreement signed March 25, 2026 for gross proceeds of $8.4 million (16,800,000 units at $0.50 per unit), which closed on April 17, 2026. Each unit consisted of one ordinary share and one warrant to purchase up to two ordinary shares. On August 26, 2026, our board of directors approved the cancellation of all of these warrants. See “Item 4.A. History and Development of the Company.” The issuance of shares under these transactions has substantially increased the number of our ordinary shares outstanding and diluted the percentage ownership of our existing shareholders. We may need to raise additional capital in the future, including to fund the RentBuddyUK acquisition or service our obligations, which would result in further dilution.

We have disposed of our entire legacy oilseed processing business and acquired an interest in a UK-based rent guarantee business, and we now face risks associated with this new line of business in which we have limited or no operating history.

On July 27, 2026, we agreed to sell, and completed the sale of, all of our shares in Australian Oilseeds Investments Pty Ltd, which, together with its subsidiaries, comprised our historical oilseed crushing and processing operations, to Trusha Realty Pte. Ltd., a Singapore entity, for total consideration of US$1.00, together with the purchaser’s assumption of all liabilities of AOI and its subsidiaries. Separately, on April 24, 2026 we agreed to acquire, and on June 29, 2026 amended the terms of and closed our acquisition of, an approximately 51% interest in RENTBUDDYUK LIMITED, a United Kingdom company that specializes in rent guarantee services, for a total purchase price of US$5,326,840 payable in three tranches. As a result of these transactions, our business has shifted from agricultural commodity processing in Australia to a UK-based rent guarantee business in which our management has limited or no prior operating history. RentBuddyUK was incorporated on January 26, 2026 and, as of September 30, 2026, had no rent guarantees in force and had received no guarantee fees. We may not successfully integrate or grow the RentBuddyUK business, and our historical financial results as an oilseed processor may not be indicative of our future results following this business pivot.

Endeavors in new business strategies or acquisitions may involve significant risks and uncertainties, including limitation of management’s resources, greater-than-expected liabilities and expenses, economic, political, legal and regulatory challenges associated with operating in new businesses, regions or countries, inadequate return on capital, potential impairment of tangible and intangible assets, and significant write-offs. In addition, we cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, and we cannot assure you that we will be able to manage our growth or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

RentBuddyUK has a limited operating history under its rent guarantees, and its process for assessing prospective tenants and co-signers and approving rent guarantees is unproven.

RentBuddyUK’s business depends on its ability to assess prospective tenants and co-signers and to approve rent guarantees on terms that allow it to appropriately price and manage the risk it assumes. RentBuddyUK seeks to verify each applicant’s identity and, where applicable, visa status, and to assess affordability using open banking data, UK and international credit checks obtained through third-party providers, rental history and landlord references. For certain applicants from the PRC, RentBuddyUK may also consider locally available credit indicators and the identity and employment of a parent acting as financial sponsor. Applications are scored using RentBuddyUK’s internal risk model, which has not been validated by claims experience. As of September 30, 2026, RentBuddyUK had no rent guarantees in force and had received no guarantee fees since it began operations. As a result, RentBuddyUK has not yet experienced a complete cycle of issuing a rent guarantee, paying a claim under that guarantee, and seeking recovery from the tenant or co-signer, and its tenant assessment and guarantee approval process has not yet been applied, or tested for effectiveness, in connection with an actual guarantee obligation. RentBuddyUK does not yet have sufficient operating history to establish a reliable pattern of tenant performance, default rates or losses under its guarantees. If RentBuddyUK’s assessment process proves inadequate to screen prospective tenants or to price the associated risk appropriately once it begins issuing guarantees, RentBuddyUK may approve guarantees that result in losses greater than anticipated, which could materially and adversely affect our business, financial condition and results of operations.

RentBuddyUK may be exposed to potential financial liabilities under the rent guarantees it issues.

Under each rent guarantee, RentBuddyUK will pay the landlord rent that the tenant fails to pay, up to 12 months’ rent, capped at £42,000 under a standard guarantee and at £99,996 under a guarantee for which RentBuddyUK grants special written approval. The rent guarantees expose RentBuddyUK to potential financial liabilities if tenants fail to pay rent. RentBuddyUK does not maintain, and has not arranged, any insurance or reinsurance coverage for its obligations under the rent guarantees it issues, and it bears the full amount of any payment obligation under a rent guarantee directly out of its own capital and cash resources. If RentBuddyUK is required to make payments under a significant number of rent guarantees at or around the same time, it may not have sufficient capital or liquidity to meet its obligations as they become due. As of September 30, 2026, RentBuddyUK had no rent guarantees in force. RentBuddyUK has not separately launched or sold a damage cover product covering tenant-caused property damage, nor has it established any underwriting or risk-sharing arrangement with an insurance company with respect to any such product; if RentBuddyUK introduces such a product in the future without an adequate insurance or risk-sharing arrangement, it would bear the resulting financial exposure directly. Changes in market dynamics and economic downturns could lead to significant financial obligations under these guarantees, which could materially and adversely affect our financial position.

TenantGraph is an early-stage platform operated through Magic Mission, which has begun generating revenue but remains unproven at scale, and neither has previously been disclosed in the Company’s SEC filings.

TenantGraph is a software platform conducted through Magic Mission, a wholly owned British Virgin Islands subsidiary of the Company. The platform uses artificial intelligence tools to assist property managers and rental-property operators in organizing property information and coordinating recurring work. TenantGraph is not a separate legal entity and does not form part of RentBuddyUK. Magic Mission has begun generating revenue, all of which was derived from a single customer in fiscal year 2026, but its business remains at an early stage, and there can be no assurance that Magic Mission or TenantGraph will continue to generate revenue, grow its customer base, or become sustainably profitable.

All of our revenue from continuing operations for fiscal year 2026 was derived from a single customer, and the loss of, or a significant reduction in business from, that customer, or its failure to pay amounts owed to us, would adversely affect our results of operations.

For the fiscal year ended June 30, 2026, all of our revenue from continuing operations was generated by Magic Mission from a single customer under an enterprise service contract for the delivery of TenantGraph software installation packages, and as of June 30, 2026, all of our trade receivables were owed by that customer. We cannot assure you that this customer will continue to purchase services from us on similar terms or at all, or that we will be able to obtain new customers. If this customer reduces or terminates its business with us, or fails to pay the amounts it owes us on time or at all, and we are unable to replace it, our revenue, cash flows and results of operations would be materially and adversely affected.

We hold a significant portion of our liquid assets in USDT, a stablecoin, and have received and made significant payments in USDT, which exposes us to risks that do not apply to cash held in bank accounts.

The purchase price for the units sold in our April 2026 private placement was paid to us in USDT, a U.S. dollar-denominated stablecoin, and we used USDT to pay US$4,590,000 of the purchase price for our interest in RentBuddyUK. As of June 30, 2026, we held USDT with a carrying value of AUD$3,212,394, compared with cash and cash equivalents from continuing operations of AUD$147,581. USDT is not legal tender and is not insured by any government agency. The value of USDT depends on its issuer maintaining reserves sufficient to support its peg to the U.S. dollar, and USDT has in the past traded below US$1.00. Our USDT holdings are also subject to the risk of loss through theft, hacking, fraud, loss of private keys or the insolvency or failure of any exchange or custodian through which we hold or convert them, and we may not be able to recover lost or stolen digital assets. Transactions in digital assets are subject to evolving regulation, including anti-money laundering, sanctions and know-your-customer requirements, in the jurisdictions in which we and our counterparties operate, and banks and other financial institutions may decline to accept funds derived from digital assets. Because transfers of USDT are made between blockchain addresses that do not themselves identify their owners, we may be unable to verify fully the source of funds that we receive in USDT, including the proceeds of our private placements, or the ultimate recipients of USDT that we transfer. If any such funds were found to be derived from, or used for, illicit activity, or if any such transaction were found to involve a sanctioned person, we could become subject to investigations or enforcement actions, the relevant assets could be frozen or forfeited, and we could suffer reputational harm, and banks and other counterparties may refuse to deal with us. In addition, the accounting treatment of digital assets is complex and subject to change. If the value of USDT declines, if we are unable to convert our USDT into fiat currency when needed, or if we lose access to our USDT, our liquidity, financial condition and results of operations could be materially and adversely affected.

As of June 30, 2026, a significant portion of our assets consisted of a loan to a related party. Although this loan has been repaid, we may be unable to recover any similar loans in the future in full or at all.

As of June 30, 2026, we had a related party loan receivable of AUD$6,529,191, consisting of a loan receivable by RentBuddyUK from Ms. Hailing Fan, who holds the remaining approximately 49% of the issued share capital of RentBuddyUK. This loan is unsecured. Our ability to recover this loan depends on the financial condition of the borrower and her willingness to repay, and the enforcement of our rights may be complicated by the borrower’s relationship with us. Although this loan receivable has been fully collected in USDT subsequent to June 30, 2026 and prior to the issuance of this report, if we were to enter into similar related-party credit arrangements in the future and face unanticipated recovery delays, we may be required to recognize impairment losses, and our liquidity, financial condition and results of operations could be materially and adversely affected. See “Item 7.B. Related Party Transactions.”

The memoranda of understanding signed in RentBuddyUK’s name are non-binding, were signed before RentBuddyUK was incorporated, and may not result in definitive agreements or commercially viable outcomes.

Between January 21 and 23, 2026, before RentBuddyUK was incorporated on January 26, 2026, non-binding memoranda of understanding (the “MOUs”) were signed in RentBuddyUK’s name with each of Creo Urban Limited, Hoolihome Cooperation Limited, Firefly Housing Limited and London Luxury Property Management Ltd to cooperate on rent guarantee services for Chinese customers renting residential property in the United Kingdom. The MOUs establish a preliminary framework for cooperation and do not create binding obligations on the parties to proceed with the proposed cooperation. As a result, there can be no assurance that the parties will enter into definitive agreements, agree on final terms, or successfully implement the contemplated cooperation. Furthermore, RentBuddyUK expects to rely on the counterparties to the MOUs, together with letting agents, for customer referrals. Any failure by such parties to refer customers, delays in implementation, or disagreements among the parties could result in increased costs, delays or termination of the cooperation. If RentBuddyUK is unable to successfully advance this cooperation, we may not realize any return on our investment in RentBuddyUK, and our business, financial condition and results of operations could be materially and adversely affected.

If RentBuddyUK’s rent guarantees were treated as contracts of insurance, or if landlords or letting agents were found to require tenants to use RentBuddyUK’s service in breach of the Tenant Fees Act 2019, our business could be materially and adversely affected.

RentBuddyUK is not authorized by the Prudential Regulation Authority or the Financial Conduct Authority. Under the Financial Services and Markets Act 2000, a person who carries on a regulated activity in the United Kingdom without authorization, including effecting or carrying out contracts of insurance as principal, breaches the general prohibition and commits a criminal offense, and an agreement made in breach of the general prohibition is unenforceable against the other party, who is entitled to recover any money paid under it and compensation for any loss sustained as a result of having parted with it. The definition of a contract of insurance under the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 includes fidelity bonds, performance bonds and similar contracts of guarantee that are effected or carried out by a person not carrying on a banking business, are not effected merely incidentally to some other business carried on by that person and are effected in return for the payment of one or more premiums. RentBuddyUK charges a fee of 5% of annual rent for each rent guarantee, and providing rent guarantees is currently its principal business. Although we believe that RentBuddyUK’s rent guarantee is not a contract of insurance, the Prudential Regulation Authority, the Financial Conduct Authority or a court may disagree. In addition, a landlord or letting agent in England may not require a tenant to enter into a contract with a third party for a service in connection with a tenancy, unless it offers that contract as an alternative to another requirement with which it would be reasonable to expect the tenant to comply. If landlords or letting agents were found to require tenants to use RentBuddyUK’s service, they could be subject to financial penalties and may stop accepting it. There remains uncertainty as to how these laws will be applied to RentBuddyUK’s business, and we cannot assure you that regulators will take the same position as we do. If RentBuddyUK were deemed by regulatory authorities to be subject to these requirements, there is no assurance that it can fully or timely comply with them, and it may be required to suspend its business or face other penalties, which could materially and adversely affect our business, financial condition and results of operations.

RentBuddyUK is subject to UK data protection laws, and some of its applicants and co-signers located outside the United Kingdom may raise cross-border data protection considerations.

RentBuddyUK collects identity, financial and other personal data from applicants and co-signers in connection with its rent guarantee business. This processing is subject to the UK General Data Protection Regulation and the Data Protection Act 2018, which are administered and enforced by the UK Information Commissioner’s Office. Some applicants and co-signers may be located outside the United Kingdom, including in the PRC, which may raise additional considerations under UK cross-border data transfer requirements. See “—RentBuddyUK may be subject to the data security and personal information protection laws of the People’s Republic of China because some of its applicants and co-signers may be located there.” Failure to comply with the UK General Data Protection Regulation, the Data Protection Act 2018 or related cross-border transfer requirements could result in fines, enforcement action, reputational harm or limitations on RentBuddyUK’s ability to process the data it needs to operate its business, which could materially and adversely affect our business, financial condition and results of operations.

RentBuddyUK may be subject to the data security and personal information protection laws of the People’s Republic of China because some of its applicants and co-signers may be located there.

RentBuddyUK collects identity, financial and other personal information from applicants and co-signers, some of whom may be located in the People’s Republic of China (the “PRC”). On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which became effective on September 1, 2021. The PRC Data Security Law applies to data processing activities and the security supervision thereof conducted in the territory of the PRC and also holds liable those who conduct data processing activities outside the territory of the PRC to the detriment of the national security, public interest, or lawful rights and interests of citizens and organizations of the PRC. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of the personal information of natural persons within the territory of the PRC. Where a personal information processor truly needs to provide personal information to any party outside the territory of the PRC for business or other needs, it shall meet any of the following conditions: (i) it has passed the security assessment organized by the national cyberspace administration; (ii) it has been subject to the personal information protection certification by a specialized institution in accordance with the provisions issued by the national cyberspace administration; (iii) it has entered into a contract with the overseas recipient in accordance with the model contract developed by the national cyberspace administration, agreeing on both parties’ rights and obligations; or (iv) it meets other conditions provided in laws or administrative regulations or by the national cyberspace administration. Firefly Housing Limited, one of the counterparties to the MOUs, has its registered address in the PRC, and a referral partner in the PRC that provides personal information of applicants or co-signers to RentBuddyUK may need to meet one of these conditions. The legal consequences of violating these laws include, among other things, the issuance of warnings, confiscation of illegal income, suspension or winding-up of the related business, and revocation of business license or relevant permits. We do not have any operations in Mainland China. However, there remains uncertainty as to how PRC laws and regulations will be implemented, and we cannot assure you that PRC regulatory agencies, including the Cyberspace Administration of China, will take the same position as we do. If we were deemed by PRC regulatory authorities to be subject to these laws and regulations, there is no assurance that we can fully or timely comply with the relevant requirements, and we may be required to suspend our relevant business or face other penalties, which could materially and adversely affect our business, financial condition and results of operations.

RentBuddyUK may be unable to recover amounts it pays under its rent guarantees from tenants or co-signers who reside outside the United Kingdom, including in the PRC.

If RentBuddyUK pays a landlord under a rent guarantee, it may seek to recover the amount from the tenant or, where the rent guarantee agreement so provides, from the co-signer. RentBuddyUK’s services are tailored toward international students and other applicants who lack traditional local credentials, and a co-signer may live outside the United Kingdom. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have a treaty with the United Kingdom that provides for the reciprocal recognition and enforcement of civil judgments. In addition, according to the PRC Civil Procedure Law, the PRC courts will not enforce a foreign judgment if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United Kingdom. If RentBuddyUK cannot recover amounts it pays under its rent guarantees, our financial condition and results of operations could be materially and adversely affected.

Item 4. Information on the Company

4.A. History and Development of the Company

Australian Oilseeds is an exempted company incorporated in the Cayman Islands on December 29, 2022.

On March 21, 2024, the Company consummated the previously announced business combination (the “Business Combination”) under the business combination agreement among the Company, EDOC Acquisition Corp. (“EDOC”), AOI, AOI Merger Sub Inc. (“Merger Sub”), and certain shareholders of AOI (the “AOI Sellers”), pursuant to which (a) Merger Sub merged with and into EDOC, with EDOC as the surviving entity and a wholly-owned subsidiary of the Company, and with holders of EDOC securities receiving substantially identical securities of the Company, and (b) the Company acquired all of the issued and outstanding ordinary shares of AOI from the AOI Sellers in exchange for ordinary shares of the Company, with AOI becoming a wholly-owned subsidiary of the Company.

As of the date of this Annual Report, the Company’s operating subsidiaries are RentBuddyUK; Magic Mission International Limited (“Magic Mission”), a wholly owned British Virgin Islands subsidiary through which the Company conducts its TenantGraph platform; and Vellexa Group Inc. (“Vellexa”), a wholly owned Wyoming corporation that carries on corporate administration and strategic holding activities.

The Company’s principal executive offices are located at 126 – 142 Cowcumbla Street, Cootamundra, Site 2: 52 Fuller Drive Cootamundra, PO Box 263 Cootamundra, Australia 2590, and its telephone number is +02 6942 4347. The Company’s registered office is located at Kensington House, 69 Dr. Roy’s Drive, P.O. Box 2510, George Town, Grand Cayman KY1-1104, Cayman Islands. The Company’s website is https://www.oilseeds.com.au/. The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

Material Developments During Fiscal Year 2026

Conversion of Convertible Debt. On July 10, 2025, the Company received a conversion notice from Arena Investors LP (“Arena”) for conversion of USD 250,000 of convertible debt, which the Company has duly executed and issued 420,066 Class A ordinary shares as per instruction from Arena.

Settlement with Arena. On December 22, 2025, the Company entered into a Confidential Settlement and Release Agreement (the “Arena Settlement Agreement”) with the holders of the 10% Original Issue Discount Secured Convertible Debenture due September 21, 2025 issued to Arena (the “Arena Holders”) to settle all outstanding disputes relating to the securities purchase agreement dated August 23, 2023 among the Company, AOI, EDOC, certain subsidiaries of AOI and Arena, and the related documents. Under the Arena Settlement Agreement, the Company agreed to pay US$112,500 to Arena Limited SPV, LLC for the benefit of the Arena Holders. The Arena Settlement Agreement provides that, upon the Arena Holders’ receipt in full of that amount, the securities purchase agreement, the debenture, the Deed of Guarantee and Indemnity, the General Security Deed, the Mortgage Term Deed, the Intercompany Loan Agreement, the Payment Directions Deed, the Subordination Deeds and the other related agreements terminate, and that within three business days after receipt the Arena Holders will release the related security interests, including registrations on the Australian Personal Property Securities Register. The Arena Holders agreed to release the Company and all guarantors, including Mr. Gary Seaton, from claims relating to those agreements, other than indemnification claims under Section 5.10 of the securities purchase agreement, and the Company agreed to release the Arena Holders. Separately, on December 11, 2025, the Company entered into a Confidential Settlement and Release Agreement (the “ELOC Settlement Agreement”) to settle all outstanding disputes relating to the Purchase Agreement dated as of March 5, 2024 between the Company and the ELOC Investor, under which the Company had the right to sell up to US$50 million of Ordinary Shares to the ELOC Investor (the “ELOC”). Under the ELOC Settlement Agreement, in full and final satisfaction of all of the Company’s obligations under the Purchase Agreement, including its obligations to issue and register commitment fee shares, the Company agreed to issue 1,750,000 Ordinary Shares to the ELOC Investor.

Acquisition of RentBuddyUK Limited. On April 24, 2026, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Hailing Fan (the “Seller”), pursuant to which the Company agreed to acquire a 51% interest in RentBuddyUK. RentBuddyUK is a company that specializes in rent guarantee services designed to provide landlords with stable and predictable rental income. On June 29, 2026, the Company entered into an Amendment to Share Purchase Agreement (the “Amendment”) with the Seller and RentBuddyUK. The Amendment revised the legal structure by which the Company acquired its 51% interest in RentBuddyUK. Instead of the Company purchasing 5,100 existing ordinary shares of RentBuddyUK from the Seller, RentBuddyUK allotted and issued 10,409 newly issued ordinary shares of RentBuddyUK to the Company, and the Seller retained the 10,000 ordinary shares of RentBuddyUK held by it. Immediately following such allotment and issuance, the issued share capital of RentBuddyUK consisted of 20,409 ordinary shares, of which the Company held 10,409 ordinary shares, representing approximately 51% of the issued share capital of RentBuddyUK, and the Seller held 10,000 ordinary shares. The allotment was reported to the Registrar of Companies of the United Kingdom (Companies House) by a return of allotment filed on June 18, 2026, which states an allotment date of April 26, 2026, and the allotment and issuance were ratified and confirmed pursuant to the Amendment. The total purchase price for the Company’s 51% interest in RentBuddyUK remained US$5,326,840, and the economic terms of the transaction were otherwise unchanged. On June 29, 2026, the Company closed the transaction. By the closing, US$3,672,000 was paid by the Company to the account designated in accordance with the Share Purchase Agreement, as amended by the Amendment. Of the total purchase price of US$5,326,840, US$918,000 was previously paid upon execution of the Share Purchase Agreement, and the remaining US$736,840 is payable to RentBuddyUK, as subscription monies for the 10,409 ordinary shares, within six months following the closing in accordance with the Share Purchase Agreement, as amended by the Amendment. As RentBuddyUK is a subsidiary of the Company, this amount is an intra-group payable that is eliminated on consolidation. Although the 10,409 ordinary shares were issued to the Company by RentBuddyUK, the US$918,000 and US$3,672,000 payments were made to the Seller rather than to RentBuddyUK, and RentBuddyUK has recorded the amounts so paid as a loan receivable from the Seller, which amounted to AUD$6,529,191 as of June 30, 2026, was interest-free and unsecured and was repayable on or before October 2, 2026. The loan was repaid in full in USDT. See “Item 7.B. Related Party Transactions.” (See Forms 6-K furnished April 30, 2026 and July 2, 2026.)

Equity Financings. During the fiscal year, the Company completed two private placements of units consisting of ordinary shares and warrants: (i) a placement of 2,000,000 units at US$1.00 per unit for gross proceeds of US$2.0 million, which closed on March 6, 2026; and (ii) a placement of 16,800,000 units at US$0.50 per unit for gross proceeds of US$8.4 million, which closed on April 17, 2026. Each unit consisted of one ordinary share and one warrant to purchase up to two ordinary shares. See “Item 10.C. Material Contracts.” See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for further discussion.

Changes in Directors and Management. On October 23, 2025, Mr. Kapil Singh resigned from his position with the Company as a director. On October 24, 2025, each of Mr. Kevin Chen and Mr. Phaneesh Murthy resigned from his position with the Company as a director. Effective on November 5, 2025, the Board appointed each of Mr. Long (Leo) Yi and Ms. Elena Cozneac as a new independent director and Mr. Jamie Mohammed Zamal as a new executive director to fill the existing vacancies on the Board, and appointed Mr. Zamal to serve as Co-Chief Executive Officer of the Company, alongside Mr. Gary Seaton, who continued in his role as Co-Chief Executive Officer. On January 8, 2026, Mr. Gowri Shankar tendered his resignation from his position as a member of the Board and any and all committees, effective on January 9, 2026. Effective on January 9, 2026, Mr. Ho Yeung Lee was appointed as a director of the Board. Effective January 30, 2026, Mr. Jamie Mohammed Zamal resigned from his positions as Co-Chief Executive Officer and as a director of the Company, and the Board appointed Mr. Saw Khoon Ming as a new executive director and as the Co-Chief Executive Officer of the Company. On March 27, 2026, Mr. Amarjeet Singh resigned from his position as Chief Financial Officer of the Company and Ms. Elena Cozneac resigned from her position as independent director of the Company. Effective on March 30, 2026, the Board appointed Ms. Mok Sin Ting as a new independent director of the Company, and effective on March 31, 2026, the Board appointed Mr. Jiang Honglei as the new Chief Financial Officer of the Company. The Company has been advised by each of the departing directors and officers that his or her decision to resign was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. See “Item 6. Directors, Senior Management and Employees.”

Change of Auditor. On March 25, 2026, the Company appointed Assentsure PAC as its independent registered public accounting firm, effective on March 25, 2026. Assentsure PAC replaces BDO Audit Pty Ltd, the former independent registered public accounting firm, whose resignation was accepted by the Company on March 11, 2026. See “Item 16F. Change in Registrant’s Certifying Accountant.”

Change of Transfer Agent. Effective as of February 27, 2026, the Company appointed Transhare Corporation (“Transhare”) to serve as its new transfer agent and registrar, replacing Continental Stock Transfer & Trust Company (“Continental”), the Company’s prior transfer agent and registrar.

Transfer to The Nasdaq Capital Market. The Company received notices dated October 29, 2025 from Nasdaq that it had regained compliance with the Minimum Bid Price Requirement, and that the Company’s application to transfer the listing of its securities to The Nasdaq Capital Market had been approved, effective October 31, 2025. See “Item 9. The Offer and Listing.”

Registration Statements. In August 2025, the Company withdrew its registration statement on Form S-1 (File No. 333-286567), which had not been declared effective. On January 8, 2026, the SEC declared effective the Company’s registration statement on Form F-1 (File No. 333-291946) relating to the resale of up to 165,000 Ordinary Shares by the selling shareholders named therein.

Recent Developments

Disposal of Legacy Oilseeds Business. On July 27, 2026, the Company entered into a Share Purchase Agreement (the “Disposal SPA”) with Trusha Realty Pte. Ltd., a private company limited by shares incorporated under the laws of the Republic of Singapore (the “Purchaser”), pursuant to which the Company agreed to sell all of the issued and outstanding shares (the “Subject Shares”) of AOI, which, together with its subsidiaries Cowcumbla Investments Pty Ltd, Cootamundra Oilseeds Pty Ltd and Good Earth Oils Pty Ltd (collectively with AOI, the “Target Group”), carried on the Company’s oilseed crushing and edible oils business. The total consideration for the Subject Shares is US$1.00, together with the Purchaser’s assumption of all liabilities of each member of the Target Group and the release of the Company and its affiliates from all guarantees and other credit support given by them in respect of the Target Group. The consideration was determined by reference to an independent valuation report, which concluded that the fair value of 100% of the equity of AOI is a nominal amount, the Target Group having a significant negative net worth, a history of operating losses, and substantial existing and contingent liabilities. The Disposal SPA also provides for the mutual waiver of amounts owed between the Company and its affiliates, on the one hand, and the Target Group, on the other hand. The Disposal was completed on July 27, 2026, and on July 31, 2026, the Purchaser was entered in the register of members of AOI as the holder of the 1,936,865 shares of AOI previously held by the Company.

Nasdaq Minimum Bid Price Deficiency. The Company received a notice dated January 6, 2026 from Nasdaq regarding the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). By notification dated July 13, 2026, Nasdaq granted the Company an additional 180 calendar days to regain compliance, extending the deadline to January 4, 2027. As of the date of this Annual Report, the Company has not regained compliance. See “Item 3.D. Risk Factors” and “Item 9. The Offer and Listing” for the full history of this matter.

Cancellation of PIPE Warrants. On August 26, 2026, the Board of Directors of the Company held a board meeting and approved of the cancellation of the warrants issued in the two private placements described above (the “PIPE Warrants”), including the form of the Warrant Cancellation, Waiver And Release Agreement (“Warrant Cancellation Agreement”). Under the form of Warrant Cancellation Agreement, the Company and each of the holders will agree to cancel the PIPE Warrants held by each such holder, and each of the holders will irrevocably and unconditionally waive and release all claims relating to such PIPE Warrants. The Company has entered into the Warrant Cancellation Agreement with each of the holders, and all of the PIPE Warrants have been cancelled. The holders agreed to the cancellation for no consideration, as the exercise prices of the PIPE Warrants were higher than the prevailing trading prices of the Ordinary Shares, and the Company did not make any cash payment, issue any shares or incur any other obligation in connection with the cancellation. (See Form 6-K furnished August 28, 2026.)

Private Placement. On October 12, 2026, the Company completed a private placement of 18,240,000 Class A ordinary shares at a purchase price of US$0.2193 per share, for aggregate gross proceeds of approximately US$4.0 million before deducting offering expenses, under a securities purchase agreement with certain investors. The shares were sold to non-U.S. persons in reliance on Regulation S under the Securities Act, and the Company agreed to file a registration statement covering their resale within 90 calendar days after the closing. Following the closing, the Company had 67,108,604 Class A ordinary shares issued and outstanding. The Company intends to use the net proceeds to fund its business expansion and for working capital and general corporate purposes. (See Form 6-K furnished October 15, 2026.)

4.B. Business Overview

On June 29, 2026, the Company closed its acquisition of an approximately 51% interest in RentBuddyUK, and on July 27, 2026, the Company entered into the Disposal SPA to sell AOI, which, together with its subsidiaries, carried on the Company’s oilseed crushing and edible oils business. See “Item 4.A. History and Development of the Company.”

RentBuddyUK

RentBuddyUK is a company incorporated under the laws of the United Kingdom that specializes in rent guarantee services designed to provide landlords with stable and predictable rental income. RentBuddyUK was incorporated in England and Wales on January 26, 2026. RentBuddyUK operates a digital rent guarantor service in the UK private rental sector for tenants who are unable to provide a UK guarantor. Tenants apply online, and RentBuddyUK assesses each application using its internal assessment model and, if the application is approved and the guarantee fee is paid, guarantees the tenant’s rent to the landlord up to a specified limit. RentBuddyUK’s services are tailored toward international students, young professionals, self-employed individuals and expatriates who lack traditional local credentials. RentBuddyUK does not provide rental management services, such as property search or property management. RentBuddyUK is also considering a separate payments service. This service has not commenced operations and would not be launched unless any required regulatory authorization or registration has been obtained, and there can be no assurance that it will be launched.

Rent Guarantee. RentBuddyUK acts as guarantor of a tenant’s rent under a rent guarantee agreement among RentBuddyUK, the tenant, the landlord and, where required, a co-signer. The guarantee covers the tenant’s share of rent only and does not cover utilities, council tax, damage or cleaning. RentBuddyUK’s maximum liability under each guarantee is 12 months’ rent, unless the guarantee is renewed after the first year. Under a standard guarantee, monthly rent may not exceed £3,500, or £42,000 for 12 months. Monthly rent above £3,500 requires RentBuddyUK’s special written approval before the tenancy starts and may not exceed £8,333, or £99,996 for 12 months. A guarantee may cover a tenancy term of up to three years, including renewals, and a new fee applies after the first year. As of September 30, 2026, RentBuddyUK had not launched or sold a separate damage cover product.

Under RentBuddyUK’s standard terms, a guarantee does not become effective until the applicable conditions have been satisfied, including acceptance of the tenant terms, payment of the guarantee fee, completion of the required co-signer documentation and verification, confirmation of the tenancy details and issuance or execution of the guarantee. If RentBuddyUK pays rent arrears under a guarantee, the tenant is required to reimburse RentBuddyUK for the amount paid, together with any recovery costs and interest lawfully recoverable under the applicable terms.

Fees. Tenants pay RentBuddyUK a one-time engagement fee of £50 before their application enters review, which is non-refundable once the review has started, and a guarantee fee equal to 5% of annual rent once the application is approved and the tenancy details are confirmed.

Customers and Cooperation Arrangements. RentBuddyUK receives applications directly from tenants online and through referrals from letting agents and from the counterparties to the MOUs described below. Between January 21 and 23, 2026, before RentBuddyUK was incorporated, the MOUs were signed in RentBuddyUK’s name with each of Creo Urban Limited, Hoolihome Cooperation Limited, Firefly Housing Limited and London Luxury Property Management Ltd, rental service providers that serve Chinese customers renting in the United Kingdom, with a view to cooperating on rent guarantee services for those customers. The MOUs do not create binding obligations, and the parties’ rights and obligations, fee settlement and guarantee responsibilities are subject to formal agreements to be signed. As of the date of this Annual Report, no formal agreement has been signed.

Operating Status. As of September 30, 2026, RentBuddyUK had no rent guarantees in force and had received no guarantee fees since it began operations.

RentBuddyUK does not yet have sufficient operating history to establish a reliable seasonal pattern. Management expects demand for its service to be influenced by the United Kingdom academic-year rental cycle.

Regulation. Section 19 of the Financial Services and Markets Act 2000 states that a person (which includes a corporate entity) must not carry on a regulated activity in the United Kingdom, or purport to do so, unless they are an authorized or exempt person. This is referred to as the general prohibition. Carrying on a regulated activity in breach of the general prohibition is a criminal offense and may result in certain agreements being unenforceable. The meaning of regulated activity is set out in Part II of the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001. Effecting and carrying out contracts of insurance as principal are regulated activities, and a contract of insurance includes fidelity bonds, performance bonds and similar contracts of guarantee that are effected or carried out by a person not carrying on a banking business, are not effected merely incidentally to some other business carried on by that person and are effected in return for the payment of one or more premiums. RentBuddyUK is not authorized by the Prudential Regulation Authority or the Financial Conduct Authority. RentBuddyUK provides its rent guarantee as a guarantor service and does not treat it as insurance, and we believe that RentBuddyUK is not required to be authorized to provide it. See “Item 3.D. Risk Factors.”

In England, the Tenant Fees Act 2019 prohibits landlords and letting agents from requiring a tenant, or a person who has guaranteed the payment of rent by a tenant, to make any payment other than a permitted payment, or to enter into a contract with a third party for the provision of a service or a contract of insurance, in connection with a tenancy of housing in England, subject to limited exceptions. A landlord does not require such a payment or contract if it gives the person the option of doing so as an alternative to complying with another requirement, unless that other requirement is itself prohibited or it would be unreasonable to expect the person to comply with it. A breach may result in a financial penalty of up to £5,000, or up to £30,000 where the breach is an offense under section 12 of that Act. Amendments made by the Renters’ Rights Act 2025, in force from May 1, 2026 for specified purposes, also prohibit landlords and letting agents from inviting, encouraging or accepting prohibited pre-tenancy payments of rent in connection with assured tenancies of housing in England. We believe that RentBuddyUK is not a landlord or a letting agent and that the fees it charges to tenants who choose its service are not prohibited by the Tenant Fees Act 2019.

RentBuddyUK collects identity, financial and other personal data from applicants and co-signers and is subject to the UK General Data Protection Regulation and the Data Protection Act 2018, which are administered by the UK Information Commissioner’s Office. Some applicants and co-signers may be located in the PRC. See “Item 3.D. Risk Factors.”

TenantGraph

The Company also conducts a software platform, TenantGraph, through Magic Mission, a wholly owned subsidiary of the Company incorporated in the British Virgin Islands. TenantGraph is not a separate legal entity and does not form part of RentBuddyUK. The platform uses artificial intelligence tools to assist property managers and rental-property operators in organizing property information and coordinating recurring work. Magic Mission has generated revenue of approximately US$800,000, all of which was derived in fiscal year 2026 from a single customer.

Legacy Oilseeds Business

The following is a description of the Company’s oilseed crushing and edible oils business as conducted during the fiscal year ended June 30, 2026, prior to the Disposal.

During the fiscal year ended June 30, 2026, the Company, directly and indirectly through AOI and its subsidiaries, was focused on the manufacture and sale of chemical free, non-GMO, sustainable edible oils and products derived from oilseeds. Over the past 20 years, Australian Oilseeds Investments Pty Ltd., an Australian proprietary company (“AOI”) had grown to be the largest cold pressing oil plant in Australia, pressing strictly GMO free conventional and organic oilseeds.

Grower Supply Contracts and Farming Methods

To source the agricultural products for its business, the Company had a grower-supply contract base for oilseeds made up of local and regional farmers and shareholders in New South Wales committed to sustainable, renewable and organic farming. The Company’s farmers employed regenerative farming practices such as conservative tillage and minimal use of chemicals and fertilizer to grow produce with no residue and increase carbon sequestration, thereby pulling more carbon from the atmosphere and sequestering higher carbon amounts in the soil.

These grower-supply contracts (known universally as contract farming) provided for oilseeds on a fixed-acre or hectare-contract basis as well as standard tonnage contracts for oil seeds. Contract farming is an agreement between farmers and processing firms for the production and supply of agricultural products under forward agreements, frequently at predetermined prices. The basis of such production arrangements is a commitment on the part of the farmer to provide a specific commodity in quantities and at quality standards determined by the purchaser and a commitment on the part of the purchaser to support the farmer’s production and to purchase the commodity at harvest.

After the Company determined with whom to contract for its oilseeds, the Company and the counterparty agreed upon one or more contracts. The contracts contained information about the plot of land (referred to as the “block”) on which the product is grown. For each growing period, the grower-supply contract associated a harvest with a block. The harvest identified the product and growing period. Because a contract could span several growing periods, a block could have several harvests associated with it. The Company contracted to purchase all of the output from a particular block. Typically, the contract manager managed the harvests at the block level because most harvests for a block had similar characteristics, such as price. A grower-supply contract was a contract associated with a block and harvest.

In addition to the Company’s grower-supply contracts with local and regional farmers and shareholders in New South Wales, Energreen Nutrition Australia Pty Ltd, a company related to Gary Seaton, a director, provided supply-chain support for raw materials to the Company as an additional source of oilseeds supply. In addition, the Company had an exclusive supply agreement for canola seed with Good Earth Growers, as a strategy partner who had committed to reduce chemical residual in farming operation. Good Earth Growers was the first grain producer in Australia to be certified “Chemical Free Farmers.”1

The non-GMO chemical free oilseeds were then cold pressed, filtered and bottled by the Company into organic and non-organic food-grade oils, vegetable protein meals and supplements in stock feed rations. Cold pressing involves pressing and grinding the oilseeds without the use of chemicals and solvents at temperatures below 50 degrees Celsius, which results in oil and meals that retain nutritional values, antioxidants and healthy omega fatty acids.2 The Company worked with various marketers and distributors to sell its products in the Australian retail and selected export markets. The Company did business in Australia, New Zealand, Japan, and the United States through the trademark “Good Earth Oils.”

[1]	See Good Earth Growers | Australia’s first Chemical Free Farmers & Grain Producers.
[2]	See Introduction to cold pressed oils: Green technology, bioactive compounds, functionality, and applications (January 2020) by Mohamed Fawzy Ramadan Hassnien.

The Company’s Products and Strategy

The Company produced organic food-grade oils and vegetable protein meals by means of cold pressing extraction from chemical and GMO-free oilseeds. The Company’s vegetable oils included unrefined canola oil, premium canola oil, extra filtered canola oil, RBD canola oil, safflower oil, sunflower oil, RBD sunflower oil, soyabean oil, linseed oil, extra virgin olive oil. The Company’s protein meals included organic and non-organic cold pressed canola, sunflower, safflower, soybean and linseed meals. Protein meals are the co-product of cold pressing extraction and are predominately used as a supplement in stock-feed rations. The meals are also used in rations for protein, amino acids, fibre and fat depending on dietary requirements.

Premium products included:

●	Cold pressed Canola oil

●	Cold Pressed Soya bean oil

●	Sunflower Oil

●	Cold Pressed Canola Meal

●	Plant Based Proteins

●	Sunflower Meal

We sold cold pressed vegetable oils and vegetable protein meals extracted from oil seeds. For fiscal years 2026 and 2025, the legacy oilseeds business derived its revenue from the sale of cold pressed vegetable oils and vegetable protein meals extracted from oil seeds. In our consolidated financial statements, the legacy oilseeds business is presented as a discontinued operation under IFRS 5, and its revenue is not included in our revenue from continuing operations. The Company processed and sold high quality protein meal for the agricultural market (including the feedstock industry). The Cootamundra facility was capable of crushing canola, safflower and sunflower seeds with a processing capacity of more than 70,000 metric tons per annum. Edible oils and protein meal serve as the largest outlet for oilseed derivative products. The food industry demands healthy oils for cooking and dining. A key example being Canola Oilseed — in which Australia produces over 15-20% of the global Canola seed trade. Australian oilseed production, due to relative proximity and high-quality output, are well-placed to supply the rapidly expanding consumer export markets of the Asia-Pacific as well as satisfy increased domestic demands.

The Company entered into standard sales contracts with customers for the purchase of these products, which detailed the duration and amount of the product to be delivered during the course of the contract, compliance with applicable government regulations and tax payment obligations.

The Company’s Manufacturing Process

The Company’s cold pressing oil plant was the largest in Australia and had seed processing capacity of up to 70,000 metric tons per annum. “Cold pressing” refers to oils obtained through pressing and grinding oilseeds without the use of chemicals or solvents at temperatures that do not exceed 122°F (50°C) and produces high energy canola meal used in stock feed by most species of animals worldwide. As a result of cold pressing, oil and meal retain most of their nutritional values, antioxidants and healthy omega fatty acids (including omega 3 and omega 6).

Research and Development

Australian Oilseeds Investments Pty Ltd., an Australian proprietary company (the “AOI”) was established in 1991 by community-based growers, leaders and investors and commissioned its first oilseed processing plant in 1992, crushing more than 2,000 metric tons. Continuous research and development of methodology had resulted in seed processing capacity of more than 70,000 metric tons per annum notwithstanding using cold pressing methods that produce guaranteed non-GMO products. AOI continually engaged in research and development on the improvement of cold pressed oil extraction from safflower, sunflower and other oilseeds, plant-based meats and the usage of canola as an ingredient. Additionally, AOI had the first oil processing plant in Australia to partially adopt renewable solar energy along with electricity to run the plant concurrently. The plant abated 42.2 metric tons of CO2 (per month) with 568-kilowatt peak solar power.

4.C. Organizational Structure

The following is a current organizational chart of our Company:

As of the date of this Annual Report, the Company’s subsidiaries include RentBuddyUK, a company incorporated in England and Wales in which the Company holds approximately 51% of the issued share capital; EDOC, a wholly owned Cayman Islands subsidiary; Magic Mission, a wholly owned British Virgin Islands subsidiary; and Vellexa, a wholly owned Wyoming corporation. RentBuddyUK does not have any subsidiaries or other consolidated entities.

4.D. Property, Plants and Equipment

Prior to the Disposal, the Company’s legacy oilseeds business operated from facilities located at 126–142 Cowcumbla Street and 52 Fuller Drive, Cootamundra, New South Wales, Australia. The facilities comprised approximately 60,200 square meters of owned factory land at 126–142 Cowcumbla Street and approximately 7,169 square meters of floor area leased from unrelated third parties at 52 Fuller Drive under operating lease agreements. The related lease was recognized as a right-of-use asset in the Company’s financial statements in accordance with IFRS 16. Following the Disposal, these facilities ceased to form part of the Group’s operations. As of the date of this Annual Report, the Company’s principal executive offices are located at 126 – 142 Cowcumbla Street, Cootamundra, Site 2: 52 Fuller Drive Cootamundra, PO Box 263 Cootamundra, Australia 2590. We believe the current office space is adequate for our current operations and is adequate for our anticipated future needs. RentBuddyUK does not own any real property and does not hold any lease that is material to its business.

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended June 30, 2026

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto that appear elsewhere in this Annual Report on Form 20-F.

Company Overview

The Company is a Cayman Islands exempted company that, directly and indirectly through its subsidiaries, historically conducted the manufacture and sale of chemical-free, non-GMO, sustainable edible oils and products derived from oilseeds. The Company believed that transitioning from a fossil-fuel economy to a renewable and chemical-free economy was the solution to many health problems the world faced at that time. To that end, the Company was committed to working with suppliers and customers to eliminate chemicals from the edible oil production and manufacturing systems to supply quality products such as non-GMO oilseeds and organic and non-organic food-grade oils to customers globally. Over the past 20 years, Australian Oilseeds Investments Pty Ltd., an Australian proprietary company (“AOI”), grew to become one of the largest cold-pressing oil plants in Australia, pressing strictly GMO-free conventional and organic oilseeds.

During the year ended June 30, 2026, the Company committed to a strategic plan to dispose of its legacy agricultural business, and the related disposal group was classified as held for sale under IFRS 5 and presented as a discontinued operation. On July 27, 2026, the Company completed the sale of 100% of the issued share capital of AOI to Trusha Realty Pte Ltd for nominal cash consideration of US$1.00, accompanied by a mutual discharge of intercompany balances and release of parent guarantees. Following the disposal, the Company’s continuing operations are focused on: (i) Magic Mission International Limited, through which the Company conducts its TenantGraph platform and which specializes in proprietary software installation package deliveries for clients’ private cloud deployment; and (ii) RentBuddyUK Limited, a UK-based operating subsidiary in which the Company acquired a 51% controlling interest on June 29, 2026, which operates a digital rent guarantor service in the UK private rental sector.

Results of Operations

The following selected consolidated financial data are derived from the audited financial statements of the Company for the years ended June 30, 2026 and 2025 and should be read in conjunction with our consolidated financial statements, the related notes and the rest of the section of this Report. The historical results are not necessarily indicative of the results of future operations.

The following tables set forth our Consolidated Statements of Operations data for the periods presented:

Year Ended June 30, 2026 Compared to the Year Ended June 30, 2025

	2026	2025	Change	%
	AUD$	AUD$	AUD$
Sales revenue	1,179,071	-	1,179,071	N/A
Cost of sales	(397,937)	-	(397,937)	N/A
Gross profit	781,134	-	781,134	N/A
General and administrative expenses	(1,645,541)	(1,040,755)	(604,786)	58.1%
Operating loss	(864,407)	(1,040,755)	176,348	(16.9)%
Finance expenses	(1,953,974)	(322,138)	(1,631,836)	506.6%
Loss on settlement of legacy costs	(394,810)	-	(394,810)	N/A
Change in fair value of warrant liabilities	4,732,050	42,872	4,689,178	10,937.6%
Gain on extinguishment of warrant liabilities	102,820	-	102,820	N/A
Loss on initial recognition of warrant liabilities	(12,321,980)	-	(12,321,980)	N/A
(Loss) before income tax	(10,700,301)	(1,320,021)	(9,380,280)	710.6%
Income tax benefit	12,449	-	12,449	N/A %
(Loss) for the year from continuing operations	(10,687,852)	(1,320,021)	(9,367,831)	709.7%
(Loss) for the year from discontinued operations	(9,579,374)	(142,589)	(9,436,785)	6,618.2%
(Loss) for the year	(20,267,226)	(1,462,610)	(18,804,616)	1,285.7%
Other comprehensive income (loss) for the year, net of tax	36,622	(19,969)	56,591	(283.4)%
Total comprehensive loss	(20,230,604)	(1,482,579)	(18,748,025)	1,264.6%
(Loss) attributable to:
Members of the parent entity	(19,015,732)	(1,296,811)	(17,718,921)	1,366.3%
Non-controlling interest	(1,251,494)	(165,799)	(1,085,695)	654.8%
Total Loss	(20,267,226)	(1,462,610)	(18,804,616)	1,285.7%
Total comprehensive (loss) attributable to:
Members of the parent entity	(18,979,110)	(1,316,780)	(17,662,330)	1,341.3%
Non-controlling interest	(1,251,494)	(165,799)	(1,085,695)	654.8%
Total comprehensive loss	(20,230,604)	(1,482,579)	(18,748,025)	1,264.6%

Revenue

	Years Ended June 30 (AUD)
	2026	2025	Change	Change %
Total revenue	$1,179,071	$-	$1,179,071	N/A

Sales revenue from continuing operations was AUD$1.18 million for the year ended June 30, 2026, compared to nil for the year ended June 30, 2025, attributable to software installation package deliverables under the TenantGraph service contract by our subsidiary, Magic Mission International Limited.

The following table summarizes the Company’s revenues disaggregated by product category:

	Years Ended June 30 (AUD)
	2026	2025	Change	Change %
Platform Services	$1,179,071	$-	$1,179,071	N/A
Total revenue	$1,179,071	$-	$1,179,071	N/A

Platform services revenue represented 100% of our continuing operations revenue for the year ended June 30, 2026, which was derived from proprietary software deliverables under the TenantGraph enterprise service contract completed by our subsidiary, Magic Mission International Limited. Revenue from continuing operations for the year ended June 30, 2025 was nil, as the historical revenues generated from our oilseed processing operations were reclassified to discontinued operations in accordance with IFRS 5.

Cost of Sales

	Years Ended June 30 (AUD)
	2026	2025	Change	Change %
Platform Services	$397,937	$-	$397,937	N/A
Total cost of sales	$397,937	$-	$397,937	N/A

Cost of sales from continuing operations was AUD$0.40 million for the year ended June 30, 2026, compared to nil for the year ended June 30, 2025, directly reflecting third-party technical implementation and development costs incurred by Magic Mission International Limited to deliver the TenantGraph software milestone packages. Prior-year production costs associated with the legacy agricultural business were reclassified to discontinued operations.

General and administrative expenses

	Years Ended June 30 (AUD)
	2026	2025	Change	Change %
General and administrative expenses	$1,645,541	$1,040,755	$604,786	58.1%

General and administrative expenses from continuing operations for the year ended June 30, 2026 were AUD$1.65 million, an increase of AUD$0.60 million, or 58.1%, compared to the year ended June 30, 2025. This increase was primarily attributable to an increase in salary and wages expenses during the period.

Finance expenses

	Years Ended June 30 (AUD)
	2026	2025	Change	Change %
Finance expenses	$1,953,974	$322,138	$1,631,836	506.6%

Finance expenses from continuing operations were AUD$1.95 million for the year ended June 30, 2026, an increase of AUD$1.63 million, or 506.6%, compared to AUD$0.32 million for the year ended June 30, 2025. This increase was primarily attributable to the expensing of commitment fee shares amounting to AUD$1.87 million issued to the ELOC Investor under the ELOC Settlement Agreement, pursuant to which the Arena equity line of credit facility was terminated (see “Item 4.A. History and Development of the Company”). In fiscal year 2025, finance expenses primarily comprised the amortization of convertible note discounts of AUD$0.27 million.

Loss on settlement of legacy costs

	Years Ended June 30 (AUD)
	2026	2025	Change	Change %
Loss on settlement of legacy costs	$394,810	$-	$394,810	N/A

Loss on settlement of legacy costs was AUD$0.39 million for the year ended June 30, 2026, relating to the settlement of outstanding convertible notes and promissory notes. The loss represents the excess of the total settlement consideration over the carrying amounts of the respective notes at the settlement dates. There was no corresponding loss in fiscal year 2025.

Change in Fair Value of Warrants

	Years Ended June 30 (AUD)
	2026	2025	Change	Change %
Change in fair value of warrant liabilities	$4,732,050	$42,872	$4,689,178	10,937.6%

Change in fair value of warrant liabilities resulted in a net gain of AUD$4,732,050 for the year ended June 30, 2026, compared to a fair value gain of AUD$42,872 for the prior year, reflecting periodic remeasurement of derivative warrant liabilities under IFRS 9 based on fluctuations in our ordinary share price and market volatility inputs.

Gain on extinguishment of warrant liabilities

	Years Ended June 30 (AUD)
	2026	2025	Change	Change %
Gain on extinguishment of warrant liabilities	$102,820	$-	$102,820	N/A

Gain on extinguishment of warrant liabilities was AUD$0.10 million for the year ended June 30, 2026, compared to nil for the prior year, resulting from the derecognition and settlement of penny warrant liabilities during the period.

Loss on initial recognition of warrant liabilities

	Years Ended June 30 (AUD)
	2026	2025	Change	Change %
Loss on initial recognition of warrant liabilities	$12,321,980	$-	$12,321,980	N/A

Loss on initial recognition of warrant liabilities was AUD$12.32 million for the year ended June 30, 2026, compared to nil for the prior year, arising from the day-one fair value recognition of derivative warrants issued in connection with our private placement financing agreements.

Net loss from discontinued operations, net of income taxes

	Years Ended June 30 (AUD)
	2026	2025	Change	Change %
Net loss from discontinued operations, net of income taxes	$9,579,374	$142,589	$9,436,785	6,618.2%

During the year ended June 30, 2026, the Company committed to dispose of its legacy Australian oilseed processing business, which was classified as held for sale under IFRS 5 and presented as discontinued operations. The transaction was legally completed on July 27, 2026 for a nominal cash consideration of US$1.00.

Net loss from discontinued operations, net of income taxes, was AUD$9.58 million for the year ended June 30, 2026, compared to AUD$0.14 million for the year ended June 30, 2025, representing an increase of AUD$9.44 million. This increase was primarily driven by an impairment loss of AUD$6.41 million recognized to remeasure the disposal group to its fair value less costs to sell upon classification as held for sale, and an impairment charge of AUD$2.58 million recognized to fully write off historical goodwill allocated to the agricultural business prior to its reclassification as held for sale. During the year ended June 30, 2026, the Company committed to dispose of its legacy Australian oilseed processing business, which was classified as held for sale under IFRS 5 and presented as discontinued operations. The transaction was completed on July 27, 2026 for nominal cash consideration of US$1.00. For detailed disclosure regarding the disposal group’s financial position, transaction terms, valuation basis, and accounting assessment under IFRS 5, see Note 4 to our consolidated financial statements.

Liquidity and Capital Resources

As of June 30, 2026, our principal sources of liquidity comprised cash and cash equivalents from continuing operations of AUD$147,581, digital asset holdings (Tether, USDT) with a carrying fair value of AUD$3,212,394, and a related-party loan receivable of AUD$6,529,191 from Ms. Hailing Fan. During fiscal year 2026, gross proceeds from our private placement financings were largely received in USDT, of which US$4,590,000 (AUD$6,529,191) was utilized to satisfy the initial subscription consideration for our 51% controlling interest in RentBuddyUK. Crucially, subsequent to the balance sheet date and prior to the issuance of this report, the AUD$6,529,191 loan receivable from Ms. Fan has been fully collected in USDT, providing immediate and robust liquid resources to comfortably fund our working capital requirements.

We incurred a net loss from continuing operations after income tax of AUD$10,687,852 for fiscal year 2026, compared to AUD$1,320,021 for fiscal year 2025. As of June 30, 2026, we were in a working capital deficit of AUD$18,038,716 (with continuing operations reflecting a working capital deficit position of AUD$18,038,717), primarily driven by derivative warrant liabilities of AUD$22,245,000 (including AUD$22,164,000 attributable to PIPE Warrants, which were subsequently cancelled and eliminated in August 2026). Net cash outflows from operating activities from continuing operations were AUD$2,764,051 for fiscal year 2026, compared to nil for fiscal year 2025.

These historical losses and year-end working capital deficit represent significant operational challenges. As discussed further in Note 2(b) to our consolidated financial statements, our ability to continue as a going concern is evaluated based on management’s operational roadmap and critical post-year-end liquidity events, including the full collection in USDT of the AUD$6,529,191 loan receivable from Ms. Hailing Fan, the elimination of AUD$22,164,000 in PIPE warrant liabilities, the divestiture of our legacy, underperforming Australian oilseed operations, and the subsequent financing completed in October 2026.

As of June 30, 2026 and 2025, the consolidated entity held cash and cash equivalents from continuing operations of AUD$147,581 and AUD$0, respectively. The historical cash and cash equivalents of AUD$2,309,303 as of June 30, 2025 were associated with the legacy agricultural operations reclassified to discontinued operations.

The financial statements have been prepared on a going concern basis, which contemplates the continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. See Note 2(b) to our consolidated financial statements.

Historically, the legacy oilseeds business utilized debt facilities with the Commonwealth Bank of Australia and loans from related parties. Pursuant to the Share Purchase Agreement completed on July 27, 2026, all operational borrowings, bank facilities, and related party debts of the agricultural subsidiaries were transferred with the disposal group, and the Company was unconditionally released from all associated guarantees.

For continuing operations, the Company raised cash proceeds of AUD$2.91 million through private placement financings during fiscal year 2026. In August 2026, all 18.8 million outstanding PIPE warrants were voluntarily cancelled and surrendered by investors for no consideration, as the exercise prices of the PIPE warrants were higher than the prevailing trading prices of our Ordinary Shares, eliminating approximately AUD$22.16 million of current derivative liabilities and returning equity attributable to equity holders of the Company to a positive position on a pro forma basis. Management expects that available capital resources, operational inflows from our continuing technology and rental platforms, the full post-year-end recovery of related party receivables, the subsequent financing completed in October 2026, and the elimination of warrant liabilities will support the Group’s ongoing commitments and working capital requirements over the next twelve months, provided that we successfully execute our business roadmap. However, given our history of operating losses and early stage of operations, our ability to continue as a going concern remains subject to the execution and capital management risks described above and in Note 2(b).

The following table shows the net cash and cash equivalents provided by (used in) operating activities, net cash and cash equivalents used in investing activities, and net cash and cash equivalents provided by financing activities during the periods presented:

	Years Ended
	June 30, 2026		June 30, 2025
Net cash (used in) provided by - continuing operations	$		$
Operating activities		(2,764,051)		-
Investing activities		-		-
Financing Activities		2,911,632		-
Net cash provided by (used in) - discontinued operations	$		$
Operating activities		(8,207,701)		966,511
Investing activities		(238,021)		(1,380,248)
Financing Activities		6,782,853		2,208,900

Operating Activities

Net cash used in operating activities from continuing operations was AUD$2.76 million for the year ended June 30, 2026, primarily consisting of payments to suppliers and employees of AUD$3.06 million, partially offset by receipts from customers of AUD$0.29 million.

There were no continuing operating cash flows in fiscal year 2025.

Investing Activities

There were no cash flows from investing activities from continuing operations for the years ended June 30, 2026 and 2025.

Financing Activities

Net cash flows provided by financing activities from continuing operations were AUD$2.91 million for the year ended June 30, 2026, primarily consisting of proceeds from the issuance of shares and warrants of AUD$2.91 million.

There were no continuing financing activities in fiscal year 2025.

Net cash flows related to the legacy oilseeds processing business are presented under discontinued operations in the table above, reflecting historical agricultural operations prior to its disposal.

Contractual Obligations and Commitments and Liquidity Outlook

Our ability to continue as a going concern depends on expanding enterprise software deliverables, growing RentBuddyUK’s rent guarantee business, and maintaining disciplined corporate overhead. Following the completion of the AOI divestiture on July 27, 2026, the Company ceased all capital-intensive crushing and manufacturing activities and is no longer subject to the debt service covenants or collateral encumbrances of the CBA bank facilities previously associated with the agricultural subsidiaries. In continuing operations, future contractual software development commitments primarily comprise an accrued software development payable of USD 1.8 million (for milestone deliverables capitalized as of June 30, 2026) and future milestone development payments of USD 3.4 million under upcoming project phases pursuant to Magic Mission’s service agreement with Smart Media for TenantGraph development (totaling USD 5.2 million), which may be settled in whole or in part using existing liquid digital asset holdings and subsequent operational digital asset receipts, alongside remaining scheduled development commitments under RentBuddyUK’s software research and development agreement with Creo Urban Limited amounting to £22,000 (approximately AUD$42,000). Management expects that existing liquid resources, operational inflows, the full collection in USDT of the AUD$6,529,191 loan receivable from Ms. Hailing Fan, the subsequent financing completed in October 2026, and the post-year-end cancellation of warrant liabilities will provide adequate runway to support ongoing business activities for the next twelve months.

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

Revenue Recognition

We generate revenue from software deliverables and specialized platform services. Revenue from continuing operations consists of fees generated from the delivery of proprietary algorithmic software installation packages under the TenantGraph platform, including deployment configuration and technical onboarding support. A description of our revenue recognition policies is included in Note 2 to the Consolidated Financial Statements.

Under IFRS 15, revenue is recognized when control of the promised goods or services is transferred to the customer. For contracts containing multiple deliverables, each distinct software module represents a separate performance obligation satisfied at a point in time upon delivery and formal client acceptance. The transaction price is allocated to each distinct performance obligation based on relative standalone selling prices. In addition, we act as a principal in these arrangements and recognize revenue on a gross basis, as we control the underlying software outputs and retain primary responsibility for contract fulfillment.

For the year ended June 30, 2026, revenue from continuing operations was AUD$1.18 million, generated entirely from platform services under the TenantGraph enterprise service contract. There was no revenue from continuing operations in fiscal year 2025, as our historical oilseed processing business was reclassified to discontinued operations under IFRS 5 following the strategic decision to divest that legacy business, and our current technology platform operations commenced during fiscal year 2026.

Warrant transactions

PIPE Warrants to purchase our Ordinary Shares are accounted for as liability instruments based on the terms of the warrant agreements. The PIPE Warrants are classified as derivative financial liabilities measured at fair value through profit or loss under IFRS 9 because their settlement and exercise provisions do not satisfy the fixed-for-fixed condition under IAS 32.

Private Warrants and Representative Warrants to purchase Ordinary Shares accounted for as liability instruments represent the warrants issued to significant shareholders and related parties.

Penny Warrants were a contingently issuable instrument to issue the Company’s shares and were accounted for as a financial liability until the related liability was extinguished during fiscal year 2026 (see Note 15). Public Warrants are accounted for as equity instruments due to the settlement provisions of the warrant agreement.

For the year ended June 30, 2026, the Company recognized derivative warrant liabilities upon the issuance of PIPE warrants in private placement financings, with day-one fair value differences recognized in profit or loss as a loss on initial recognition.

In order to calculate warrant charges, we used option pricing techniques including Monte Carlo simulations and the Black-Scholes model, which required key inputs including volatility, risk-free interest rates, and certain unobservable inputs for which there is little or no market data, requiring us to develop our own assumptions. For the 479,000 legacy private warrants, we changed our valuation methodology from the Monte Carlo simulation model to the Black-Scholes model during the year ended June 30, 2026. We determined that the Black-Scholes model was more appropriate based on the remaining contractual terms and features of the warrants, as the valuation no longer required the simulation of complex or path-dependent outcomes. Accordingly, we believe the Black-Scholes model provides a reasonable estimate of the fair value of these warrants.

Off-Balance Sheet Arrangements

As of June 30, 2026, we had no off-balance sheet arrangements.

Recently Adopted Accounting Pronouncements

See Note 2(o) to the accompanying consolidated financial statements included elsewhere in this Annual Report on Form 20-F for a description of recently adopted accounting standards.

Recently Issued Accounting Pronouncements

See Note 2(o) to the accompanying consolidated financial statements included elsewhere in this Annual Report on Form 20-F for a description of certain recently issued accounting standards which may impact our financial statements in future reporting periods.

Interest Rate Sensitivity

We had cash and cash equivalents totaling AUD$147,581 as of June 30, 2026 (2025: AUD$2,309,303). Cash and cash equivalents include cash on hand and investments with original maturities of three months or less, are stated at cost, and approximate fair value. Our investment policy and strategy are focused on preservation of capital, supporting our liquidity requirements, and delivering competitive returns subject to prevailing market conditions. We were not exposed to material risks due to changes in market interest rates given the liquidity of the cash and investments with original maturity of three months.

Foreign Currency Risk

Our reporting currency is Australian Dollars (“AUD”) and our subsidiary in the United Kingdom conducts its business and maintains its books and records in British Pounds (“GBP”) as its functional currency. Our subsidiaries in the Cayman Islands, the British Virgin Islands, and the United States, maintain United States Dollars (“USD”) as their functional currencies. As a result, our Group is exposed to foreign exchange risk as the overseas subsidiaries’ results of operations may be affected by fluctuations in exchange rates against the AUD. If foreign currencies depreciate against the AUD, the value of the subsidiaries’ revenues, earnings, and assets as expressed in the Group’s AUD consolidated financial statements will decline. We do not use currency derivative contracts to hedge against foreign currency movements. Because a significant portion of our continuing liquid assets, primarily comprising our USDT holdings (US$2,206,594) and the USDT-denominated loan receivable from Ms. Hailing Fan (US$4,590,000 / AUD$6,529,191), is denominated in U.S. dollars, material fluctuations in the exchange rate between the AUD and USD could have an impact on our reported net assets and results of operations. Notably, foreign exchange risk associated with the loan receivable was completely eliminated subsequent to year-end upon its full collection in USDT prior to the issuance of this report. Additionally, our USDT holdings are subject to stablecoin peg and digital asset market risks.

Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company’s cash and cash equivalents are generally held with large financial institutions. Although the Company’s deposits may exceed applicable deposit insurance limits, the financial institutions that the Company uses have high investment-grade credit ratings and, as a result, the Company believes that, as of June 30, 2026, its risk relating to deposits exceeding applicable deposit insurance limits was not significant. In addition, the Company holds USDT, which is not covered by deposit insurance and is subject to risks associated with its issuer, custodial arrangements, and potential fluctuations in its value. The Company has no significant off-balance sheet risk such as foreign exchange contracts, options contracts, or other hedging arrangements.

The Company believes its credit policies are prudent and reflect normal industry terms and business risk. The Company generally does not require collateral from its customers and generally requires payment from zero to 90 days from the invoice date with typical terms of 30 days. As of June 30, 2026, our credit exposure from continuing operations was concentrated in a trade receivable of AUD$873,490 due from a single enterprise customer (Hong Kong Xinkai Gravel Co., Limited), representing 100.0% of our continuing trade receivables, and an unsecured loan receivable of AUD$6,529,191 due from Ms. Hailing Fan, which has been fully collected in USDT subsequent to June 30, 2026 and prior to the issuance of this report, thereby fully mitigating default risk.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Executive Officers
Gary Seaton	71	Co-Chief Executive Officer and Chairman
Saw Khoon Ming	30	Co-Chief Executive Officer and Director
Jiang Honglei	43	Chief Financial Officer
Non-Executive Directors
Long (Leo) Yi	49	Director (Independent)
Ho Yeung Lee	44	Director (Independent)
Mok Sin Ting	38	Director (Independent)

Biography

Gary Seaton

Mr. Seaton has served as Chief Executive Officer of the Company (Co-Chief Executive Officer since November 5, 2025) since inception, as Chairman of the Board since January 9, 2026, and as a director and the Secretary of AOI since its inception. Mr. Seaton has also served as the Managing Director of Cootamundra Oilseeds Pty Ltd. (“Cootamundra”), Cowcumbla Investments Pty Ltd (“Cowcumbla”) and CQ Oilseeds Pty Ltd. since 2014, and Energreen Nutrition Australia Pty Ltd. — Brisbane Australia since 2013. Cootamundra and Cowcumbla are the operating subsidiaries of AOI, which the Company sold in the Disposal. Mr. Seaton continues to serve as a director and the Secretary of AOI following the Disposal. Mr. Seaton has more than 42 years of experience in the field of international business operations, and he is a social entrepreneur. He currently serves as the Chairman of G&G Group of Companies (“G&G Group”), which is the parent company founded in Singapore and oversees all business except for Australian companies. G&G Group has operations in Singapore, Malaysia, Sri Lanka, Africa, India and Australia, predominately in the agricultural, commodities and renewable energy sector. Mr. Seaton is also the majority owner and Director of Energreen Nutrition & Bioenergy plantations and is part of the Investment Committee of Aditya Birla Sunlife Global Clean Energy Fund. We believe Mr. Seaton is qualified to serve as a director of the Company given his extensive experience in international business operations and the oilseed industry.

Saw Khoon Ming

Mr. Saw, age 30, was appointed Co-Chief Executive Officer and a director of the Company effective January 30, 2026, succeeding Jamie Mohammed Zamal. Mr. Saw has experience in banking operations, platform operations support and administrative management. From November 2022 to January 2026, he served as a sales executive at CIMB Bank Berhad, where he supported customer acquisition and provided end-to-end assistance in connection with retail banking products and services, including customer profiling, consultations, documentation processing and after-sales support. Prior to joining CIMB Bank Berhad, he served as a platform experience executive at Accenture Solutions Sdn Bhd from January 2020 to November 2022, where he supported platform operations and user experience initiatives and coordinated with cross-functional teams to improve service delivery and operational performance. Earlier in his career, Mr. Saw worked in general administration at Audio Handle Sdn Bhd from June 2017 to December 2018, providing office operations support, documentation management, vendor coordination and basic finance support. Mr. Saw holds a bachelor of business administration from Tunku Abdul Rahman University College.

Jiang Honglei

Mr. Jiang, age 43, was appointed Chief Financial Officer of the Company, effective March 31, 2026, succeeding Amarjeet Singh. Mr. Jiang has experience in finance leadership positions. Since January 2023, he has served as the Chairman of the Audit Committee of Zeta Network Group, where he led the Audit Committee in overseeing financial reporting, internal controls, external audit, and compliance with SEC rules and exchange requirements. From January 2017 to December 2022, he was president of DeYi Financial Leasing Co., Ltd., where he oversaw all aspects of the company, including its Business Department, Finance, Risk Control, and Office, and where he formulated departmental rules, business strategy, and led major projects. Prior to that, Mr. Jiang held a number of positions in various financial institutions, including Kunsheng Financial Leasing Co., Ltd. as Executive Vice President, and the Industrial and Commercial Bank of China as Client Manager and subsequently as Senior Project Manager. Mr. Jiang obtained a Master’s Degree in Investment Economics in 2008 from the Dongbei University of Finance and Economics, and a Bachelor’s Degree in Economics in 2005 from the Changchun University of Science and Technology.

Long (Leo) Yi

Mr. Yi, age 49, has served as an independent director of the Company since November 5, 2025 and is the chairman of the Audit Committee. Mr. Yi has served as the chief financial officer of Lakeside Holding Ltd. (Nasdaq: LSH), a Nasdaq-listed company, since June 2024. Mr. Yi possesses nearly 20 years of experience in accounting, auditing, and financial management for U.S. public companies. Mr. Yi is a certified public accountant in the State of Illinois with nearly 20 years of working experience in the accounting and financing field including multiple roles with publicly listed companies. Mr. Yi received a bachelor’s degree in accounting from Northeastern University (Shenyang, China), a master’s degree in accounting and finance from the University of Rotterdam and another master’s degree in accounting and finance from McGill University.

Ho Yeung Lee

Mr. Lee, age 44, was appointed an independent director of the Company effective January 9, 2026, following Gowri Shankar’s resignation, and has served as the chair of the Compensation Committee and a member of the Audit Committee and the Nominating and Corporate Governance Committee. Mr. Lee has over 15 years of experience in consumer finance and secured lending operations in Hong Kong. Since January 2017, he has served as director and general manager of Fortune Credit Limited (formerly listed on the Hong Kong Stock Exchange), where he oversees end-to-end loan origination and credit operations, including underwriting, documentation, disbursement, portfolio monitoring and post-loan servicing. In addition to his primary role, Mr. Lee has held concurrent senior management and advisory positions in finance companies, including serving as a part-time director and general manager of Bond Fu Finance from July 2019 to December 2024 and serving as a consultant of A Finance from December 2018 to December 2024. Earlier in his career, he held roles at China Financial Services Holdings Limited and Citibank (Hong Kong) Limited, with responsibilities spanning business development, credit assessment and client due diligence. Mr. Lee holds a certificate in commercial studies from the Hong Kong Institute of Vocational Education and is fluent in Cantonese, English, and Mandarin.

Mok Sin Ting

Ms. Mok, age 38, was appointed an independent director of the Company effective March 30, 2026, and has served as the chair of the Nominating and Corporate Governance Committee and a member of the Audit Committee and the Compensation Committee. Ms. Mok has been Director of Sales & Operations at MAPS Partners Limited since 2021, where she oversees end-to-end sales operations and business development in property investment and immigrant relocation services. From 2019 to 2021, she held the position of Sales Director at Northwest Networking Company Limited, where she built and led a new international sales team, significantly increasing revenue and customer satisfaction. From 2013 to 2019, she held the position of Senior Management, Business Development & Operations, at UHO International Wealth Management, where she built and led a full broking sales organisation, managing day-to-day operations and client relationship management. Ms. Mok holds a bachelor of business administration from a European university, and an International Advanced Diploma in Business from NCC Education.

The business and affairs of the Company are managed by or under the supervision of the Company’s Board. The Board consists of five directors: Gary Seaton, Saw Khoon Ming, Long (Leo) Yi, Ho Yeung Lee and Mok Sin Ting, with Gary Seaton serving as Chairman of the Board. The primary responsibilities of the Board will be to provide oversight, strategic guidance, counselling and direction to the Company’s management. The Board will meet on a regular basis and additionally as required.

Most of the Company’s directors and officers are located outside of the United States and are nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside of the United States. Gary Seaton resides in Australia. As a result, it may be difficult for investors to effect service of process within the United States upon these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Family Relationships

There are no family relationships between any of the Company’s executive officers and directors or director nominees.

6.B. Compensation

Executive Compensation

2026 Summary Compensation Table

The following table sets forth the total compensation earned for services rendered during the years shown by our named executive officers as of June 30, 2026.

Name and principal position	Year	Salary (AUD$)	Bonus (AUD$)	Stock awards (AUD$)	Option awards ($)	All other compensation (AUD$)	Total (AUD$)
Gary Seaton	2026	-	-	-	-	24,000	24,000
Chief Executive Officer(1)	2025	200,000	-	-	-	23,000	223,000

Amarjeet Singh(2)	2026	-	-	-	-	-	-
Chief Financial Officer	2025	73,000	-	-	-	8,395	81,395

Bob Wu Former(3)	2026	-	-	-	-	-	-
Former Chief Financial Officer	2025	108,516	-	-	-	12,479	120,995

Jamie Mohammed Zamal	2026	26,529	-	-	-	12,000	38,529
CO-Chief Executive Officer(4)	2025	-	-	-	-	-	-

SAW KHOON MING	2026	44,215	-	-	-	-	44,215
CO-Chief Executive Officer(5)	2025	-	-	-	-	-	-

Honglei Jiang	2026	26,529	-	-	-	-	26,529
Chief Financial Officer(6)	2025	-	-	-	-	-	-

(1)	Mr. Seaton has served as Chief Executive Officer since the Company’s inception in December 2022 and as Co-Chief Executive Officer since November 5, 2025.

(2)	Mr. Amarjeet Singh served as Chief Financial Officer of the Company from February 2025 until his resignation on March 27, 2026.

(3)	Mr. Wu served as Chief Financial Officer of the Company since its inception until his resignation in February 2025.

(4)	Mr. Jamie Mohammed Zamal served as Co-Chief Executive Officer from November 2025 until his resignation in January 2026.

(5)	Mr. Saw Khoon Ming has served as Co-Chief Executive Officer of the Company since January 2026.

(6)	Mr. Honglei Jiang has served as Chief Financial Officer of the Company since March 2026.

Employment Agreements and Director Offer Letters

In connection with his appointment, on November 5, 2025, the Company entered into an executive employment agreement with Mr. Zamal. The employment agreement provided for a renewable one-year term, providing for a salary of USD $6,000 per month and right for Mr. Zamal to participate in equity compensation by the Company at a level comparable to similarly situated other executives of the Company, including any share incentive plan, subject to the terms and provisions of such plan. Mr. Zamal resigned from his positions as Co-Chief Executive Officer and as a director of the Company effective January 30, 2026.

In connection with his appointments, on January 30, 2026, the Company entered into a director offer letter with Mr. Saw and an executive employment agreement with Mr. Saw. In connection with Mr. Jiang’s appointment, on March 31, 2026, the Company entered into an employment confirmation letter with Mr. Jiang. Mr. Saw’s executive employment agreement has an initial term of 12 months, which is automatically extended for successive 12-month periods unless either party gives 30 days’ prior written notice of non-extension, and provides for a monthly salary of US$6,000 and for Mr. Saw to be eligible to participate in the Company’s long-term compensation arrangements, including any share incentive plan. Either party may terminate the agreement on 30 days’ prior written notice. The agreement also contains confidentiality undertakings and non-competition and non-solicitation undertakings that apply during the term of employment and for 12 months thereafter. Mr. Jiang’s employment confirmation letter provides for a monthly base salary of US$6,000, with no probationary period.

In connection with their appointments, the Company entered into a director offer letter with each of Mr. Yi, Mr. Lee and Ms. Mok. The terms of these agreements are consistent with the Company’s standard arrangements for its non-employee directors.

6.C. Board Practices

Controlled Company Exemption

Prior to April 17, 2026, Gary Seaton, Co-Chief Executive Officer and founder, beneficially owned more than 50% of the combined voting power for the election of directors of the Company. As a result, the Company was a “controlled company” within the meaning of Nasdaq listing rules and was eligible to elect not to comply with certain corporate governance standards, including, but not limited to, the following requirements:

●	that a majority of its board of directors consist of directors who qualify as “independent” as defined under the rules of Nasdaq;

●	that it has a nominating and corporate governance committee composed entirely of independent directors; and

●	that it has a compensation committee composed entirely of independent directors.

Following the completion of our private placement in April 2026, we ceased to be a “controlled company” within the meaning of the Nasdaq listing rules.

Directors’ Service Contracts

Mr. Saw, our Co-Chief Executive Officer and a director, has entered into an executive employment agreement with us dated January 30, 2026. Under the agreement, if Mr. Saw’s employment is terminated by us other than for cause, or by Mr. Saw for good reason, we will continue to pay his compensation and provide his benefits during the notice period, and will pay him such amount, in lieu of benefits under any severance plan or policy, as may be agreed between us and Mr. Saw. See “—6.B. Compensation—Employment Agreements and Director Offer Letters.”

Independence of Directors

As a result of its securities being listed on Nasdaq, the Company adheres to the rules of such exchange in determining whether a director is independent. The Board has affirmatively determined that each of Mr. Yi, Mr. Lee and Ms. Mok is an “independent director” as defined under Nasdaq Listing Rule 5605(a)(2). The board of directors of the Company has consulted, and will consult, with its counsel to ensure that the board of director’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.

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

Our corporate governance practices do not indicate a particular board structure, and our Board has the flexibility to select its chair and our chief executive officer in the manner that it believes is in the best interests of our shareholders. Accordingly, the positions of Chair and the Chief Executive Officer may be filled by either one individual or two individuals. At present, Mr. Seaton serves as both Chairman and Co-Chief Executive Officer, and Mr. Saw serves as Co-Chief Executive Officer. Our Board believes that our current leadership structure and the composition of our Board protect shareholder interests and provide adequate independent oversight, while also providing outstanding leadership and direction for our Board and management.

Aside from our Co-Chief Executive Officers (Gary Seaton and Saw Khoon Ming), each of our other directors is “independent” under Nasdaq standards, as more fully described herein. The independent directors meet in executive sessions, without management present, during each regularly scheduled Board meeting and are very active in the oversight of our Company. In addition, our Board and each committee of Board has complete and open access to any member of management and the authority to retain independent legal, financial and other advisors as they deem appropriate.

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

Committees of the Board of Directors

During the fiscal year ended June 30, 2026, no director attended fewer than 75% of the total number of meetings of our Board and of committees of our Board on which he or she served during fiscal year 2026. Our Board has adopted a policy under which each member of our Board makes every effort, but is not required, to attend each annual meeting of our shareholders. Our last annual general meeting of shareholders was held on April 30, 2025.

Our Board has an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Each of these committees is comprised solely of independent directors. As necessary, each of these committees meets in executive session without management present.

The following table sets forth the current chairperson and members of each committee of the Board. During the fiscal year ended June 30, 2026, each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee held two meetings.

Name of Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Long (Leo) Yi	Chair	Member	Member
Ho Yeung Lee	Member	Chair	Member
Mok Sin Ting	Member	Member	Chair

Audit Committee Function

The Audit Committee (a) assists the Board in fulfilling its oversight of: (i) the quality and integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements relating to the Company’s financial statements and related disclosures; (iii) the qualifications and independence of the Company’s independent auditors; and (iv) the performance of the Company’s independent auditors and the Company’s internal audit function; and (b) prepares any reports that the rules of the SEC required be included in the Company’s annual proxy statement. The Audit Committee also reviews and approves all related party transactions, as described in more detail elsewhere in this Annual Report.

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

Our Board has determined that each member of the Audit Committee is financially literate in accordance with the rules of Nasdaq and is independent under Nasdaq’s director independence standards and applicable SEC rules. In addition, the Board has determined that Mr. Long (Leo) Yi qualifies as an “audit committee financial expert” as defined by SEC rules.

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

Shareholders have the right under our Amended and Restated Memorandum and Articles of Association to nominate director candidates directly, without any action or recommendation on the part of the Nominating and Corporate Governance Committee or the Board. Pursuant to our Amended and Restated Memorandum and Articles of Association, the shareholders shall have power to nominate a person as director at an annual general meeting by delivering notice to the Company no later than close of business on the 90th day nor earlier than close of business on the 120th day prior to the date of an annual general meeting.

Code of Ethics

The Company has adopted a Code of Ethics that applies to all of its employees, officers, and directors. This includes the Company’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics. A copy of the Code is incorporated by reference as Exhibit 11.1 to this Annual Report.

Shareholder Communication with the Board of Directors

Shareholders and other interested parties may communicate with the board of directors, including non-management directors, by sending a letter to us at Australian Oilseeds Holdings Limited, 126 – 142 Cowcumbla Street, Cootamundra, Site 2: 52 Fuller Drive Cootamundra, PO Box 263 Cootamundra, Australia 2590, attention Mr. Jiang Honglei, Chief Financial Officer for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder of the Company. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

6.D. Employees

As of June 30, 2026, the Company had 45 full-time employees and 8 full-time equivalent contractors. The Company believes its relationship with its employees and contractors is cooperative.

As the Company expands, it believes it will be able to source personnel that can contribute to the technical, marketing and business development aspects of the company.

6.E. Share Ownership

Major shareholder’s details are disclosed in Item 7.A below.

6.F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

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

As of October 13, 2026, there are 67,108,604 Ordinary Shares issued and outstanding. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name of Beneficial Owner	Number of Ordinary Shares Owned	Percentage of Outstanding Ordinary Shares
Directors and Executive Officers
Gary Seaton(1)	17,804,459	26.53%
Saw Khoon Ming	0	0.00%
Jiang Honglei	0	0.00%
Long (Leo) Yi	0	0.00%
Ho Yeung Lee	0	0.00%
Mok Sin Ting	0	0.00%
All directors and executive officers as a group (6 individuals)	17,804,459	26.53%
5% or Greater Shareholders

(1)	JSKS Enterprises Pty. Ltd. is the record holder of the shares reported herein. Mr. Gary Seaton, Co-Chief Executive Officer of the Company, is the 100% owner of JSKS Enterprises Pty. Ltd. and may be deemed the beneficial owner of the Ordinary Shares owned by JSKS Enterprises Pty. Ltd. Gary Seaton has voting power with respect to any securities held by JSKS Enterprises Pty. Ltd. with respect to the Ordinary Shares.

Mr. Seaton’s percentage ownership decreased from 63.58% as reported in our annual report for the fiscal year ended June 30, 2025 to 26.53% as of the date of this Annual Report, primarily as a result of the issuance of an aggregate of 37,040,000 Ordinary Shares in the private placements completed in March, April and October 2026 described in “Item 4.A. History and Development of the Company.” Based solely on the Schedule 13G/A filed with the SEC on February 13, 2026, Arena Investors LP and its affiliates beneficially owned 1,750,000 Ordinary Shares. None of our major shareholders has voting rights different from those of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

7.B. Related Party Transactions

Information pertaining to the Company’s related party transactions is set forth in Item 18.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 of this Annual Report for financial statements and other financial information.

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

8.B. Significant Changes

See “Item 4.A. History and Development of the Company — Recent Developments” above for a discussion of significant developments occurring after June 30, 2026.

Item 9. The Offer and Listing

9.A. Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Ordinary Shares and Public Warrants are listed on The Nasdaq Capital Market under the symbols “COOT” and “COOTW,” respectively. Holders of Ordinary Shares and Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or Public Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. A delisting of the Ordinary Shares or Public Warrants will likely affect the liquidity of the Ordinary Shares or Public Warrants and could inhibit or restrict the ability of the Company to raise additional financing.

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

As previously reported, on May 27, 2025, the Company received a written notice (the “Bid Price Notice”) from Nasdaq indicating that the Company is not in compliance with the $1.00 Minimum Bid Price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) for continued listing on Nasdaq. The Nasdaq Listing Rules require listed securities to maintain a minimum bid price of $1.00 per share and, based upon the closing bid price for the last 30 consecutive business days, the Company no longer meets this requirement. The Bid Price Notice indicated that the Company will be provided 180 calendar days to November 24, 2025 in which to regain compliance. If at any time during this period the bid price of the Company’s common stock closes at or above $1.00 per share for a minimum of ten consecutive business days, the Nasdaq Staff will provide the Company with a written confirmation of compliance and the matter will be closed.

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

On July 30, 2025, the Company held an extraordinary general meeting of shareholders at which it was resolved, pursuant to Section 60 of the Companies Act (Revised) of the Cayman Islands and Article 62 of the Company’s articles of association, that the Company’s share capital be amended to effect a reverse share split of the Company’s Class A ordinary shares, par value $0.0001 per share, by a ratio in the range of 1 for 2 to 1 for 8, to be determined by the Board following the Extraordinary General Meeting. As of the date of this Annual Report, the Board has not implemented the reverse share split.

As previously disclosed on June 10, 2025, the Company had received notification from Nasdaq regarding its failure to regain compliance with the minimum stockholders’ equity requirement under Nasdaq Listing Rule 5450(b)(1)(A) (the “Equity Rule”). The Company requested a hearing before the Nasdaq Hearings Panel, which was held on July 22, 2025, at which the Company presented its plan to achieve compliance and requested an extension of time to do so. The Panel granted the Company an extension to regain compliance with the Equity Rule (which requires listed issuers to maintain minimum stockholders’ equity of $2.5 million) and to allow continued listing through September 30, 2025, subject to the Company’s compliance with the Equity Rule by that date. On August 22, 2025, Nasdaq granted the Company’s request for continued listing subject to demonstration of compliance with the Equity Rule as per the Company’s financial statements to be filed on or before September 30, 2025.

On September 30, 2025, the Company reported that its shareholders’ equity was AUD $4,721,826 (approximately US$3,166,405) as of June 30, 2025, based on its unaudited balance sheet, which satisfied the $2.5 million minimum shareholders’ equity requirement under the Equity Rule, and the Company regained compliance with Nasdaq Listing Rule 5450(b)(1)(A). The Company’s audited consolidated financial statements for the fiscal year ended June 30, 2025 subsequently reported total equity of AUD $4,654,036 as of June 30, 2025. On October 2, 2025, the Company reported supplemental shareholders’ equity of AUD $4,946,009 (approximately US$3,264,366) as of August 31, 2025, which the Company amended on October 28, 2025 to include additional compliance narrative. The Company received notices dated October 29, 2025 from Nasdaq that it had regained compliance with the Minimum Bid Price Requirement, and that the Company’s application to transfer the listing of its securities to The Nasdaq Capital Market had been approved, effective October 31, 2025.

Subsequently, the Company received a notice dated January 6, 2026 from Nasdaq stating that, for the preceding 30 consecutive business days, the closing bid price of the Company’s ordinary shares had again been below the $1.00 minimum bid price required by Nasdaq Listing Rule 5550(a)(2), and the Company was originally given until July 6, 2026 to regain compliance. By notification dated July 13, 2026, Nasdaq granted the Company an additional 180 calendar days, extending the compliance deadline to January 4, 2027. If the Company does not regain compliance with the Minimum Bid Price Requirement by January 4, 2027, Nasdaq has informed the Company that it will provide written notification that the Company’s shares will be delisted. At that time, the Company may request a review of the delisting determination by a Nasdaq Hearings Panel. However, pursuant to Nasdaq Listing Rule 5815(a)(1)(B)(ii), a timely request for a hearing in connection with a failure to regain compliance during a second 180-day bid price compliance period does not stay the suspension of trading. The Company intends to actively monitor the closing bid price of its ordinary shares and is evaluating all available options to regain compliance with the Minimum Bid Price Requirement. As of the date of this Annual Report, the Company has not regained compliance with the Minimum Bid Price Requirement, and there can be no assurance that it will do so by January 4, 2027 or at all.

The Company’s consolidated financial statements included in this Annual Report reflect total deficit of AUD$6,335,275 as of June 30, 2026, comprising a deficit of AUD$13.31 million attributable to equity holders of the Company and non-controlling interests of AUD$6.97 million. The deficit attributable to equity holders of the Company arose principally because the PIPE Warrants were classified as derivative liabilities of approximately AUD$22.16 million   under IFRS Accounting Standards. On August 26, 2026, the Board approved the cancellation of the PIPE Warrants, and all 18.8 million outstanding PIPE Warrants were subsequently surrendered and cancelled under the Warrant Cancellation Agreement entered into with each holder, which eliminated the related derivative liability. The Company believes that, on a pro forma basis giving effect to the cancellation, its shareholders’ equity would have exceeded the $2.5 million minimum required under the Equity Rule. There can be no assurance that Nasdaq will give effect to the cancellation in assessing the Company’s compliance with the Equity Rule. See “Item 3.D. Risk Factors” and “Item 4.A. History and Development of the Company — Recent Developments.”

9.B. Plan of Distribution

This Form 20-F is filed as an “Annual Report” and the information called for by this Item 9.B is not applicable.

9.C. Markets

The Ordinary Shares and Public Warrants are listed on The Nasdaq Capital Market under the symbols “COOT” and “COOTW,” respectively.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

The amended and restated memorandum and articles of association of the Company adopted by a special resolution dated March 21, 2024 and effective on March 21, 2024 (the “Amended and Restated Memorandum and Articles of Association”) are filed as Exhibit 1.1 to this Report. The description of the Amended and Restated Memorandum and Articles of Association is included in the proxy statement/prospectus forming part of the Company’s Registration Statement on Form F-4 (File No. 333-274552) (the “Proxy Statement/Prospectus”) under the heading “Description of Pubco Securities,” which information is incorporated herein by reference.

10.C. Material Contracts

Except as described below and elsewhere in this annual report on Form 20-F, we have not entered into any material contracts other than in the ordinary course of business.

Confidential Settlement and Release Agreements dated December 11, 2025 and December 22, 2025. See “Material Developments During Fiscal Year 2026” in Item 4.A for the principal terms.

Securities Purchase Agreement dated January 29, 2026. On January 29, 2026, the Company entered into a securities purchase agreement with certain accredited investors for a private placement of up to 2,000,000 units at a purchase price of US$1.00 per unit. Each unit consists of (i) one of the Company’s Class A ordinary shares, par value $0.0001 per share, and (ii) one warrant to purchase up to two Ordinary Shares. Each warrant has an exercise price of US$2.00 per share, is exercisable commencing on the date of issuance, and will expire five years from the date of issuance. The closing of the securities purchase agreement took place on March 6, 2026. On the closing date, the Company received aggregate gross proceeds of US$2.0 million from the purchasers, before deducting any offering expenses payable by the Company, and an aggregate total of 2,000,000 Ordinary Shares and 2,000,000 warrants were issued to the purchasers.

Securities Purchase Agreement dated March 25, 2026. On March 25, 2026, the Company entered into a Securities Purchase Agreement with certain accredited investors, non-US Persons, and other qualified purchasers for a private placement offering of 16,800,000 units at a purchase price of $0.50 per unit, with each unit consisting of (i) one class A ordinary share of the Company of a nominal or par value of US$0.0001 per share and (ii) one warrant, with each warrant to be exercisable to purchase up to two Ordinary Shares at an exercise price of $0.70 per share. The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the purchasers and customary indemnification rights and obligations of the parties. The closing of the Securities Purchase Agreement took place on April 17, 2026. On the closing date, the Company received aggregate gross proceeds of US$8,400,000 from the purchasers, before deducting any offering expenses payable by the Company, and an aggregate total of 16,800,000 Ordinary Shares and 16,800,000 warrants were issued to the purchasers.

Under each of the securities purchase agreements described above, the Company agreed to file with the SEC a registration statement covering the resale of the registrable securities issued pursuant to such agreement. As of the date of this Annual Report, the Company has not filed such registration statements. On August 26, 2026, the Board approved the cancellation of the warrants issued under both agreements. See “Recent Developments” in Item 4.A.

Share Purchase Agreement dated April 24, 2026, as amended on June 29, 2026, for the acquisition of an approximately 51% interest in RentBuddyUK. See “Item 4.A. History and Development of the Company” for the principal terms. The Share Purchase Agreement also contains non-competition and non-solicitation undertakings of the Seller for a period of three years after the closing.

Share Purchase Agreement dated July 27, 2026 for the Disposal. See “Recent Developments” in Item 4.A for the principal terms.

Form of Warrant Cancellation, Waiver and Release Agreement. See “Recent Developments” in Item 4.A for the principal terms.

Securities Purchase Agreement for the private placement completed on October 12, 2026. See “Recent Developments” in Item 4.A for the principal terms.

10.D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of Ordinary Shares.

10.E. Taxation

Material U.S. Federal Income Tax Considerations

The following is a summary of certain United States federal income tax consequences of the ownership and disposition of our Ordinary Shares. This summary deals only with Ordinary Shares that are held as a capital asset by a U.S. Holder (as defined below) and, to the extent described below under “—Non-U.S. Holders,” by a non-U.S. Holder (as defined below).

A “U.S. Holder” means a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, any of the following:

●	an individual citizen or resident of the United States;

●	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A “non-U.S. Holder” means a beneficial owner of our Ordinary Shares (other than an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not a U.S. Holder.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date of this Annual Report. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all of the United States federal income tax consequences that may be relevant to you in light of your particular circumstances, nor does it address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a financial institution, insurance company, regulated investment company, real estate investment trust, dealer or trader in securities that uses a mark-to-market method of tax accounting, tax-exempt organization, United States expatriate, person holding our Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction, U.S. Holder whose functional currency is not the U.S. dollar, person that owns or is deemed to own 10% or more of our shares by vote or value, or partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our Ordinary Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our Ordinary Shares, you should consult your tax advisors.

You should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership and disposition of our Ordinary Shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Dividends

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” in the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our Ordinary Shares, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a U.S. Holder’s Ordinary Shares, and to the extent the amount of the distribution exceeds a U.S. Holder’s adjusted tax basis in our Ordinary Shares, the excess will be treated as gain from the disposition of our Ordinary Shares (the tax treatment of which is discussed below under “— Sale or Other Disposition of Ordinary Shares”). However, we cannot provide any assurance that we will maintain calculations of our earnings and profits in accordance with United States federal income tax principles. U.S. Holders should therefore assume that any distribution by us with respect to our Ordinary Shares may be reported as ordinary dividend income.

Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations. Dividends paid by us generally will be taxable to a non-corporate U.S. Holder at the reduced rate normally applicable to long-term capital gains, provided that (i) our Ordinary Shares are readily tradable on an established securities market in the United States, (ii) certain holding period requirements are satisfied and (iii) we are not a PFIC for our taxable year during which the dividend is paid or the immediately preceding taxable year.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of our Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in such Ordinary Shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

The U.S. federal income tax treatment of U.S. Holders could be materially different from that described above if we are treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, royalties, rents, investment gains, net gains from the sales of property that does not give rise to any income and net gains from the sale of commodities (subject to certain exceptions, such as an exception for certain income derived in the active conduct of a trade or business). Cash and cash equivalents are generally treated as passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation, and received directly its proportionate share of the income of the other corporation.

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe that we were a PFIC for our taxable year ended June 30, 2026. However, the Company’s PFIC status for any taxable year is a factual annual determination that can be made only after the end of that year and will depend on a number of factors, some of which are beyond our Company’s control, such as the composition of the Company’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the Ordinary Shares from time to time, which could be volatile). In addition, the risk of the Company being a PFIC for any taxable year will increase if its market capitalization declines substantially during that year. The above described look-through rule applicable to a corporation which we own directly or indirectly at least 25% by value of the stock may be complex to apply and certain data might not be readily available for us to make such determination. Furthermore, whether and to which extent the Company’s income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including the Company’s future business plan and business activities and the application of laws that are subject to varying interpretation. In addition, following the Disposal, our business is conducted principally through RentBuddyUK and Magic Mission, each of which is at an early stage of operations. As of June 30, 2026, a significant portion of the assets of our continuing operations consisted of related party loans receivable and USDT, which may be treated as passive assets. Moreover, certain of the Company’s business activities generate passive income and, although the amount of such income is currently small, the Company’s risk of being a PFIC will increase if the proportion of the Company’s revenue earned from such business activities increases in future taxable years. Similarly, the Company’s risk of being a PFIC will increase if the proportion of the Company’s revenue earned from active business activities decreases in future taxable years. Accordingly, there can be no assurances that the Company will not be a PFIC for its current or any future taxable year. If our Company was currently or were to become a PFIC, U.S. Holders of Ordinary Shares would be subject to special rules and a variety of potentially adverse tax consequences under the Code.

Although PFIC status is generally determined annually, if we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder in its Ordinary Shares and the U.S. Holder did not make either a mark-to-market election or a qualified electing fund (“QEF”) election, which are referred to collectively as the “PFIC Elections” for purposes of this discussion, for the first taxable year in which we are treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, or the U.S. Holder does not otherwise make a purging election, as described below, the U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other taxable disposition of its Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to the U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of its Ordinary Shares during the three preceding taxable years of the U.S. Holder or, if shorter, the U.S. Holder’s holding period in its Ordinary Shares).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period in its Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, and to any period in the U.S. Holder’s holding period before the first day of the first taxable year in which we are treated as a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in the U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

PFIC Elections

If we are treated as a PFIC and Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder makes a mark-to-market election with respect to its Ordinary Shares for the first taxable year in which the U.S. Holder holds (or is deemed to hold) the Ordinary Shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Ordinary Shares at the end of such year over its adjusted tax basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq (on which Ordinary Shares are currently listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. As such, such election generally will not apply to any of our non-U.S. subsidiaries, unless the shares in such subsidiaries are themselves “marketable stock.” As such, U.S. Holders may continue to be subject to the adverse PFIC tax consequences discussed above with respect to any lower-tier PFICs, as discussed below, notwithstanding their mark-to-market election with respect to Ordinary Shares.

If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Ordinary Shares in their particular circumstances.

The tax consequences that would apply if we were a PFIC and a U.S. Holder made a valid QEF election would also be different from the adverse PFIC tax consequences described above. In order to comply with the requirements of a QEF election, however, a U.S. Holder generally must receive a PFIC Annual Information Statement from us. If we are determined to be a PFIC for any taxable year, we do not currently intend to provide the information necessary for U.S. Holders to make or maintain a QEF election. As such, U.S. Holders should assume that a QEF election will not be available with respect to Ordinary Shares.

If we are treated as a PFIC and a U.S. Holder failed or was unable to timely make a PFIC Election for prior periods, the U.S. Holder might seek to make a purging election to rid its Ordinary Shares of the PFIC taint. Under the purging election, the U.S. Holder will be deemed to have sold its Ordinary Shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new adjusted tax basis and holding period in the Ordinary Shares solely for purposes of the PFIC rules.

Related PFIC Rules

If we are treated as a PFIC and, at any time, have a non-U.S. subsidiary that is treated as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or sell or otherwise dispose of all or part of our interest in, such lower-tier PFIC, or the U.S. Holder otherwise was deemed to have sold or otherwise disposed of an interest in such lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the lower-tier PFIC rules in their particular circumstances.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year may have to file an IRS Form 8621 (whether or not a QEF election or a mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS and could result in penalties.

THE PFIC RULES ARE VERY COMPLEX AND U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF SUCH RULES IN THEIR PARTICULAR CIRCUMSTANCES.

Information with Respect to Foreign Financial Assets

In addition, certain U.S. Holders may be subject to certain reporting obligations with respect to Ordinary Shares if the aggregate value of “specified foreign financial assets” exceeds $50,000. If required, this disclosure is made by filing Form 8938 with the IRS. Significant penalties can apply if U.S. Holders are required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation for online filing of a FinCEN Report 114-Foreign Bank and Financial Accounts Report as a result of holding Ordinary Shares. U.S. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of Ordinary Shares.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions made on our Ordinary Shares within the U.S. to a non-corporate U.S. Holder and to the proceeds from the sale, exchange, redemption or other disposition of Ordinary Shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. Holder’s U.S. federal income tax return. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Holders should consult their tax advisors regarding the information reporting requirements and the application of the backup withholding rules in their particular circumstances.

Non-U.S. Holders

Dividends paid to a non-U.S. Holder in respect of our Ordinary Shares generally will not be subject to United States federal income tax unless such dividends are effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment).

In addition, any gain realized by a non-U.S. Holder on the sale or other disposition of our Ordinary Shares generally will not be subject to United States federal income tax unless (i) the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. Holder) or (ii) the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

Effectively connected dividends and gains generally will be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. Holder were a United States person as defined under the Code and, in the case of a non-U.S. Holder that is a foreign corporation, may also be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. Holder described in clause (ii) above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses.

Information reporting and, depending on the circumstances, backup withholding may apply to dividends paid on, and the proceeds of a sale or other disposition of, our Ordinary Shares within the United States or conducted through certain United States-related financial intermediaries, unless the non-U.S. Holder certifies under penalty of perjury that it is a non-U.S. Holder (generally on an applicable IRS Form W-8) or otherwise establishes an exemption.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE IMPACT OF ANY POTENTIAL CHANGE IN LAW, IN THEIR PARTICULAR CIRCUMSTANCES.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law. Investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of the Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares. The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Act (As Revised)

Undertaking as to Tax Concessions

In accordance with the Tax Concessions Act (As Revised), the following undertaking is hereby given to the Company:

(a) that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to its operations; and

(b) in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of our Company; or

(ii)	by way of the withholding in whole or part, of any relevant payment as defined in Tax Concessions Act (As Revised).

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statements by Experts

Not applicable.

10.H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our principal shareholders are exempt from the reporting provisions and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, including changes to interest rates and foreign currency exchange rates.

Interest Rate Sensitivity

We had cash and cash equivalents from continuing operations of AUD$147,581 as of June 30, 2026, compared to cash and cash equivalents of AUD$0 as of June 30, 2025, as historical cash and cash equivalents of AUD$2,309,303 were associated with the legacy agricultural operations reclassified to discontinued operations. Cash and cash equivalents include cash on hand and investments with original maturities of three months or less, are stated at cost, and approximate fair value. Our investment policy and strategy are focused on preservation of capital, supporting our liquidity requirements, and delivering competitive returns subject to prevailing market conditions. We were not exposed to material risks due to changes in market interest rates given the liquidity of the cash and investments with original maturity of three months.

As of June 30, 2026, the Group’s interest rate risk exposure was primarily associated with variable-rate bank borrowing facilities with the Commonwealth Bank of Australia totaling AUD$6,940,917. These borrowings, which were subject to floating interest rates, were classified as liabilities held for sale as of June 30, 2026. Outside of the disposal group, our continuing operations had no interest-bearing bank debt as of June 30, 2026. Subsequent to year-end, on July 27, 2026, the Group completed the divestiture of the legacy oilseeds business, pursuant to which the purchaser contractually assumed all of the AUD$6,940,917 in bank borrowings and the Company was formally and unconditionally released from all associated parent guarantees and debt covenants. As a result of this completed disposal, the Group is no longer exposed to interest rate fluctuations or debt service obligations arising from these historical bank facilities, and we do not consider interest rate risk on borrowings to be material to our continuing operations going forward.

Foreign Currency Risk

RentBuddyUK conducts its operations in British Pounds (“GBP”), and Magic Mission and Vellexa conduct their operations in U.S. Dollars (“USD”). The Company’s reporting currency is Australian Dollars (“AUD”). As a result, our Group is exposed to foreign exchange risk as the overseas subsidiaries’ results of operations and financial positions are translated into AUD upon consolidation. If foreign currencies depreciate against the AUD, the reported value of the subsidiaries’ assets and earnings will decline. We do not use derivative currency contracts to hedge against foreign currency fluctuations. Because a significant portion of our continuing liquid assets, primarily comprising our USDT holdings of US$2,206,594 (AUD$3,212,394) and the USDT-denominated loan receivable from Ms. Hailing Fan of US$4,590,000 (AUD$6,529,191), is denominated in U.S. dollars, material fluctuations in the exchange rate between the AUD and USD could impact our reported net assets and operating results. Subsequent to year-end, the loan receivable was fully collected in USDT prior to the issuance of this report; however, because the collection proceeds are held in USDT, we remain exposed to USD/AUD exchange rate risk on those holdings. In addition, our USDT holdings are subject to stablecoin peg and digital asset market risks, as discussed below.

Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables and amounts due from related parties.

The Company’s cash and cash equivalents are generally held with large financial institutions. Although the Company’s deposits may exceed applicable deposit insurance limits, the financial institutions that the Company uses have high investment-grade credit ratings and, as a result, the Company believes that, as of June 30, 2026, its risk relating to deposits exceeding applicable deposit insurance limits was not significant. In addition, the Company holds USDT, which is not covered by deposit insurance and is subject to credit and counterparty risks associated with the issuer and custodial arrangements, including the risk that the issuer may be unable to fulfill its redemption obligations.

The Company has no significant off-balance sheet risk such as foreign exchange contracts, options contracts, or other hedging arrangements.

The Company believes its credit policies are prudent and reflect normal industry terms and business risk. The Company generally does not require collateral from its customers and generally requires payment from zero to 90 days from the invoice date with typical terms of 30 days. As of June 30, 2026, our credit exposure from continuing operations was concentrated in a trade receivable of AUD$873,490 due from a single enterprise customer (Hong Kong Xinkai Gravel Co., Limited), representing 100.0% of our continuing trade receivables (compared to three customers accounting for 50.5% of trade receivables as of June 30, 2025), and an unsecured loan receivable of AUD$6,529,191 due to RentBuddyUK from Ms. Hailing Fan. Crucially, this loan receivable has been fully collected in USDT subsequent to June 30, 2026 and prior to the issuance of this report, thereby fully mitigating default risk. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” and “Item 7.B. Related Party Transactions.”

Digital Asset Risk

As of June 30, 2026, we held USDT, a U.S. dollar-denominated stablecoin, with a carrying value of AUD$3,212,394. We measure our USDT holdings at fair value under the revaluation method in IAS 38, whereby fair value increases are recognized in other comprehensive income (OCI) unless reversing a previous loss recognized in profit or loss, and fair value decreases are recognized in profit or loss. Although USDT is designed to maintain a value of US$1.00, its value depends on its issuer maintaining adequate reserves, and it has in the past traded below US$1.00. A decline in the value of USDT, or a loss of access to our USDT holdings, would adversely affect our results of operations and liquidity. In addition, because our functional currency is the Australian dollar, changes in the exchange rate between the Australian dollar and the U.S. dollar affect the Australian dollar value of our USDT holdings. See “Item 3.D. Risk Factors.”

Share-price Risk

The Company is exposed to share-price risk arising from its outstanding warrants (and convertible notes, if applicable). These financial instruments are measured at fair value, which fluctuates based on the market price of the Company’s ordinary shares. A decline in the Company’s share price would result in a corresponding decrease in the fair value of these liabilities, which would have a favorable impact on the Company’s net income. Conversely, an increase in the share price would result in an increase in the fair value of the liabilities and a corresponding decrease in net income. The Company does not currently hedge its share-price risk.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

There has been no material default in the payment of principal, interest or a sinking or purchase fund installment, and no other material default not cured within 30 days, relating to indebtedness of the Company or any of its significant subsidiaries during the fiscal year ended June 30, 2026 or as of the date of this Annual Report.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.	From the beginning of the Fiscal Year covered by this Annual Report up to the Report Date neither the Company nor anyone else has modified materially the instruments defining the rights of holders of any class of the Company’s securities.

B.	From the beginning of the Fiscal Year covered by this Annual Report up to the Report Date neither the Company nor anyone else has modified materially or qualified the rights evidenced by any class of the Company’s securities by issuing or modifying any other class of securities.

C.	From the beginning of the Fiscal Year covered by this Annual Report up to the Report Date neither the Company nor anyone else has withdrawn or substituted a material amount of the assets securing any class of the Company’s securities.

D.	From the beginning of the Fiscal Year covered by this Annual Report up to the Report Date there have been no changes to the trustees or paying agents for any class of the Company’s securities.

E.	Use of Proceeds. Not applicable.

Item 15. Controls and Procedures

A.	DISCLOSURE CONTROLS AND PROCEDURES.

As required under applicable United States securities regulatory requirements, we have carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures during the fiscal year ended June 30, 2026, to prevent a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the period specified in SEC rules and forms. Disclosure controls and procedures include, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Co-Chief Executive Officers and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Company carried out an evaluation under the supervision and with the participation of its management, including its Co-Chief Executive Officers and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, the Co-Chief Executive Officers and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2026. No auditor’s opinion was required on the effectiveness of internal controls.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our principal executive officers and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2026, based on the criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2026.

In accordance with guidance issued by the SEC Staff, management has excluded RENTBUDDYUK LIMITED (“RentBuddyUK”) from its assessment of internal control over financial reporting as of June 30, 2026, because RentBuddyUK was acquired in a business combination on June 29, 2026 (one business day prior to the end of our fiscal year). RentBuddyUK represented approximately 29.2% of our consolidated total assets (including acquired technology and goodwill) as of June 30, 2026, and no consolidated revenues for the year then ended.

Based on the assessment (excluding RentBuddyUK), management determined that we maintained effective internal control over financial reporting during the fiscal year ended June 30, 2026, based on those criteria.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.

Not applicable.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

Except for the acquisition of RentBuddyUK and the reclassification of the legacy oilseeds processing operations as discontinued operations, there were no changes in our internal control over financial reporting during the fiscal year ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

Our Audit Committee consists of Mr. Long (Leo) Yi, as Chair, Mr. Ho Yeung Lee and Ms. Mok Sin Ting. Our board of directors has determined that Mr. Yi qualifies as an “audit committee financial expert,” as such term is defined in Item 16A of Form 20-F, and meets the applicable independence requirements of the SEC and the Nasdaq listing standard. Our board of directors has adopted a written charter for the Audit Committee, which is available on our corporate website. Our website is not part of this Annual Report.

Item 16B. Code of Ethics

We have adopted a Code of Ethics applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and accounting officers, and all persons performing similar functions. A copy of our Code of Ethics is incorporated by reference as Exhibit 11.1 to this Annual Report. We did not amend our Code of Ethics or grant any waiver, including any implicit waiver, from a provision of our Code of Ethics during the fiscal year ended June 30, 2026.

Item 16C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees in AUD$ for services performed in 2026 and 2025. All services and fees were pre-approved by the Audit Committee Chair:

	FY 2026	FY 2025
Audit fee by Assentsure PAC	235,814	-
Audit fee by BDO	15,000	245,000
Audit related fee	-	31,000
Quarterly review fee	58,954	120,000
Total	309,768	396,000

Audit fee by Assentsure PAC is USD$160,000; Quarterly review fee is USD$40,000

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

On March 25, 2026, the audit committee of the board of directors of the Company approved the appointment of Assentsure PAC (“Assentsure”) as the Company’s independent registered public accounting firm, effective as of that date, replacing BDO Audit Pty Ltd (“BDO”), the Company’s former independent registered public accounting firm, whose resignation the Company accepted on March 11, 2026.

The reports of BDO regarding the Company’s financial statements for the fiscal years ended June 30, 2025 and 2024 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the report for the fiscal year ended June 30, 2025 contained an explanatory paragraph related to the Company’s ability to continue as a going concern.

The change was not the result of any disagreement between the Company and BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. During the fiscal years ended June 30, 2025 and 2024 and the subsequent interim period through March 11, 2026, there were no such disagreements and no “reportable events” as described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided BDO with a copy of the disclosures set forth in this Item 16F and has requested that BDO furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of BDO’s letter is filed as Exhibit 15.1 to this Annual Report.

During the fiscal years ended June 30, 2025 and 2024 and the subsequent interim period prior to its engagement, neither the Company nor anyone on its behalf consulted Assentsure regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by Assentsure that was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of a disagreement or reportable event as described in Item 16F(a)(1)(iv) or (v) of Form 20-F.

Item 16G. Corporate Governance

Controlled Company

Following the completion of our private placement in April 2026, we ceased to be a “controlled company” within the meaning of the Nasdaq listing rules. See “Item 6.C. Board Practices.”

Home Country Practice

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq listing rules.

Shareholder approval of certain issuances of securities. Nasdaq Listing Rule 5635 requires shareholder approval prior to certain issuances of securities, including (i) issuances in connection with the acquisition of the stock or assets of another company, (ii) the establishment or material amendment of equity compensation plans or arrangements, (iii) issuances that will result in a change of control and (iv) issuances, other than in public offerings, of 20% or more of the outstanding shares or voting power at a price less than the “Minimum Price” (as defined in Rule 5635(d)). The Companies Act (Revised) of the Cayman Islands and our Amended and Restated Memorandum and Articles of Association do not require shareholder approval for such issuances. The board of directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such transactions.

Annual general meetings. Nasdaq Listing Rule 5620(a) requires each listed company to hold an annual meeting of shareholders no later than one year after the end of its fiscal year. Neither the Companies Act (Revised) of the Cayman Islands nor our Amended and Restated Memorandum and Articles of Association requires us to hold annual general meetings. We follow our home country practice and did not hold an annual general meeting in the year ended June 30, 2025. We may hold annual general meetings in the future if our board of directors considers it appropriate.

We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance requirements applicable to U.S. domestic issuers. See “Item 3.D. Risk Factors.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

We have adopted an insider trading policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees, that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is incorporated by reference as Exhibit 11.2 to this Annual Report.

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

The Company’s framework includes an incident management and response program that continuously monitors the Company’s information systems for vulnerabilities, threats and incidents; manages and takes action to contain incidents that occur; remediates vulnerabilities; and communicates the details of threats and incidents to management. Pursuant to the Company’s incident response plan, any incidents are to be reported by the management team to the Audit Committee, appropriate government agencies and other authorities, as deemed necessary or appropriate, considering the actual or potential impact, significance and scope. The Company is not aware of any previous cybersecurity incidents or threats that are reasonably likely to materially affect its business strategy, results of operations, or financial condition. For the fiscal year ended June 30, 2026, we did not identify any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

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

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-46.

Item 19. Exhibits

Exhibit Index

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Australian Oilseeds Holdings Limited dated March 21, 2024 (incorporated by reference to Annex B to the proxy statement/prospectus to Amendment No. 3 to the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
2.1	Warrant Agreement, dated as of November 9, 2020, by and between Edoc Acquisition Corp and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.5 to Edoc’s Current Report on Form 8-K filed on November 13, 2020).
2.2	Assignment and Assumption of Warrant Agreement, dated as of March 21, 2024 by and among Edoc Acquisition Corp., Australian Oilseeds Holdings Limited and Continental Stock Transfer & Trust Company. (incorporated by reference to Exhibit 2.2 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
2.3	Specimen Ordinary Share Certificate of Australian Oilseeds Holdings Limited. (incorporated by reference to Exhibit 2.3 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
2.4	Specimen Warrant Certificate of Australian Oilseeds Holdings Limited (incorporated by reference to Exhibit 2.4 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
2.5*	Description of Securities.
4.1†	Agreement and Plan of Merger, dated as of March 21, 2024 between AOI Merger Sub Inc. and Edoc Acquisition Corp. (incorporated by reference to Annex C to the proxy statement/prospectus to Amendment No. 3 to the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.2	Form of Lock-Up Agreement, dated as of December 5, 2022 (incorporated by reference to Exhibit 10.1 of EDOC’s Form 8-K filed with the SEC on December 9, 2022).
4.3	Registration Rights Agreement, dated as of November 9, 2020, by and between EDOC and certain security holders (incorporated by reference to Exhibit 10.6 of EDOC’s Form 8-K filed with the SEC on November 13, 2020).
4.4	Form of Non-Competition and Non-Solicitation Agreement (incorporated by reference to Exhibit 10.2 of EDOC’s Form 8-K filed with the SEC on December 9, 2022).
4.5+	Australian Oilseeds Holdings Limited Equity Incentive Plan. (incorporated by reference to Annex D to the proxy statement/prospectus to Amendment No. 3 to the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.6+	Australian Oilseeds Form of Restricted Stock Award Notice and Agreement (incorporated by reference as Exhibit 10.21 to the proxy statement/prospectus to Amendment No. 3 to the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.7+	Australian Oilseeds Form of Restricted Stock Unit Notice and Agreement (incorporated by reference as Exhibit 10.22 to the proxy statement/prospectus to Amendment No. 3 to the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.8+	Australian Oilseeds Form of Stock Option Notice and Agreement (incorporated by reference as Exhibit 10.23 to the proxy statement/prospectus to Amendment No. 3 to the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.9+	Australian Oilseeds Form of Share Appreciation Right Notice and Agreement (incorporated by reference as Exhibit 10.24 to the proxy statement/prospectus to Amendment No. 3 to the Registration Statement on Form F-4 (File. No. 333-274552) of Australian Oilseeds Holdings Limited, filed with the SEC on January 30, 2024).
4.10+	Executive Employment Agreement with Gary Seaton as Chief Executive Officer and Chairman of the Board (incorporated by reference to Exhibit 4.10 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
4.11+	Executive Employment Agreement effective as of February 28, 2025, between Australian Oilseeds Holdings Limited and Amarjeet Singh (incorporated by reference as Exhibit 10.1 on Form 8-K filed on March 12, 2025).
4.12	Escrow Agreement between Australian Oilseeds Holdings Limited, American Physicians LLC, Gary Seaton and Continental Stock Transfer & Trust Company dated March 8, 2024. (incorporated by reference to Exhibit 4.12 to Australian Oilseeds Holdings Limited’s Form 20-F filed with the SEC on March 27, 2024).
4.13+	Letter Agreement, dated November 5, 2025, between Australian Oilseeds Holdings Limited and Jamie Zamal (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished to the SEC on November 5, 2025).
4.14+	Form of Director Offer Letter (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished to the SEC on January 13, 2026).
4.15	Form of Securities Purchase Agreement, dated January 29, 2026, between Australian Oilseeds Holdings Limited and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished to the SEC on January 30, 2026, Accession No. 0001493152-26-004316).
4.16	Form of Warrant issued under the Securities Purchase Agreement dated January 29, 2026 (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished to the SEC on January 30, 2026, Accession No. 0001493152-26-004316).

4.17+	Form of Director Offer Letter with Saw Khoon Ming (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished to the SEC on January 30, 2026, Accession No. 0001493152-26-004481).
4.18+	Form of Executive Employment Agreement with Saw Khoon Ming (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished to the SEC on January 30, 2026, Accession No. 0001493152-26-004481).
4.19	Form of Securities Purchase Agreement, dated March 25, 2026, between Australian Oilseeds Holdings Limited and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished to the SEC on March 26, 2026).
4.20	Form of Warrant issued under the Securities Purchase Agreement dated March 25, 2026 (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished to the SEC on March 26, 2026).
4.21+	Form of Executive Employment Agreement with Jiang Honglei (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished to the SEC on March 27, 2026).
4.22+	Form of Director Offer Letter with Mok Sin Ting (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished to the SEC on March 27, 2026).
4.23	Form of Share Purchase Agreement, dated April 24, 2026, between Hailing Fan and Australian Oilseeds Holdings Limited relating to RENTBUDDYUK LIMITED (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished to the SEC on April 30, 2026).
4.24	Amendment to Share Purchase Agreement, dated June 29, 2026, among Australian Oilseeds Holdings Limited, Hailing Fan and RENTBUDDYUK LIMITED (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished to the SEC on July 2, 2026).
4.25	Form of Share Purchase Agreement, dated July 27, 2026, between Australian Oilseeds Holdings Limited and Trusha Realty Pte. Ltd. (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished to the SEC on July 28, 2026).
4.26	Form of Warrant Cancellation, Waiver and Release Agreement (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished to the SEC on August 28, 2026).
4.27*#	Confidential Settlement and Release Agreements, dated December 11, 2025, December 22, 2025, among Australian Oilseeds Holdings Limited and the holders named therein.
4.28

Form of Securities Purchase Agreement between Australian Oilseeds Holdings Limited and the purchasers named therein, relating to the private placement completed on October 12, 2026 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished to the SEC on October 15, 2026).

8.1*	Subsidiaries of Australian Oilseeds Holdings Limited.
11.1	Code of Ethics and Business Conduct Policy (incorporated by reference to Exhibit 14.1 to Australian Oilseeds Holdings Limited’s Registration Statement on Form F-1 (File No. 333-278999) filed with the SEC on April 29, 2024).
11.2	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to Australian Oilseeds Holdings Limited’s Registration Statement on Form F-1 (File No. 333-278999) filed with the SEC on April 29, 2024).
12.1*	Certification of Co-Chief Executive Officer (Gary Seaton) pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Co-Chief Executive Officer (Saw Khoon Ming) pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Co-Chief Executive Officers pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Letter of BDO Audit Pty Ltd regarding change in independent registered public accounting firm.
97.1	Clawback Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K filed with the SEC on December 3, 2024).
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

†	Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule of exhibit to the SEC upon request.

+	Management or compensatory agreement or arrangement.

#	Pursuant to Instruction 4(a) of the Instructions as to Exhibits of Form 20-F, certain identified information marked with [*****] has been excluded from the exhibit because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: November 3, 2026

Australian Oilseeds Holdings Limited

By:	/s/ Gary Seaton
Name:	Gary Seaton
Title:	Co-Chief Executive Officer

By:	/s/ Jiang Honglei
Name:	Jiang Honglei
Title:	Chief Financial Officer

Item 18. Financial Statements and Supplementary Data

AUSTRALIAN OILSEEDS HOLDINGS LTD.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2026 AND 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Australian Oilseeds Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Australian Oilseeds Holdings Ltd and its subsidiaries (the “Company”) as of June 30, 2026, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows, for the year ended June 30, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of June 30, 2026, and the consolidated results of its operations and its cash flows for the year ended June 30, 2026, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 (b) to the consolidated financial statements, the Company had a net loss from continuing operations of AUD$10,687,852, cash outflow of AUD$2,764,051 from operating activities, and negative working capital of AUD$18,038,716 for the year ended June 30, 2026. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 (b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ AssentSure PAC

We have served as the Company’s auditor since 2026.
Singapore
November 3, 2026
PCAOB ID Number 6783

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tel: +61 7 3237 5999 Fax: +61 7 3221 9227 www.bdo.com.au	Level 10, 12 Creek Street Brisbane QLD 4000 GPO Box 457 Brisbane QLD 4001 Australia

Shareholders and Board of Directors Australian Oilseeds Holdings Ltd Brisbane, Australia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Australian Oilseeds Holdings Ltd and its subsidiaries (the Company) as of June 30, 2025, the related consolidated statement of profit or loss and other comprehensive income (loss), consolidated statement of changes of equity, and consolidated statement of cash flows for each of the two years in period ended June 30, 2025 and the related notes (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2025 and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (‘IFRS Accounting Standards’).

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

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms.

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

BDO Audit Pty Ltd

Brisbane, 23 October 2025

We served as the Company’s auditor from 2024 to 2025.

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms.

AUSTRALIAN OILSEEDS HOLDINGS LTD.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2026 AND 30 JUNE 2025 AND JUNE 30 2024

	Note		2026	2025	2024
			AUD$	AUD$	AUD$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6		147,581	2,309,303	514,140
Trade and other receivables	7		873,490	5,330,181	4,470,101
Related party loans receivable	25	(c)	6,529,191	633,773	-
Inventories	8		-	5,897,651	6,202,160
Other current assets	11	(a)	3,278,169	999,160	201,830
Current assets held for sale	4	(c)	21,384,734	-	-
TOTAL CURRENT ASSETS			32,213,165	15,170,068	11,388,231
NON-CURRENT ASSETS
Property, plant and equipment	9		-	15,646,308	14,617,513
Right of use assets-operating lease	16		-	848,364	944,420
Other assets	11	(b)	-	-	429,841
Deferred tax assets, net	22		12,449	34,270	34,270
Intangible assets, net	10		13,663,634	2,582,495	2,582,495
TOTAL NON-CURRENT ASSETS			13,676,083	19,111,437	18,608,539
TOTAL ASSETS			45,889,248	34,281,505	29,996,770
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	12		6,622,148	12,744,630	10,455,684
Borrowings	13	(a)	-	6,472,136	978,574
Operating lease liabilities - current	16		-	89,109	89,109
Taxes payable	12		-	-	128,927
Related party loans	25	(c)	-	5,880,571	4,111,661
Convertible note, net of discount	13	(b)	-	1,169,690	1,181,953
Warrant liabilities	15		22,245,000	180,918	238,613
Promissory note – related party, current			-	1,538,322	968,216
Employee benefits	12		-	150,799	201,024
Current liabilities held for sale	4	(c)	21,384,733	-	-
TOTAL CURRENT LIABILITIES			50,251,881	28,226,175	18,353,761
NON-CURRENT LIABILITIES
Borrowings	13	(a)	-	-	5,051,910
Promissory note - related party, non-current			-	-	273,676
Operating lease liabilities - non-current	16		-	713,235	879,347
Related party loans	25	(c)	-	688,059	4,530,507
Deferred tax liabilities	22	(c)	1,972,642	-	-
TOTAL NON-CURRENT LIABILITIES			1,972,642	1,401,294	10,735,440
TOTAL LIABILITIES			52,224,523	29,627,469	29,089,201
NET ASSETS			(6,335,275)	4,654,036	907,569
EQUITY
Share capital	14		6,981	4,029	3,562
Share premium	14		24,932,292	22,292,939	17,064,658
Foreign currency translation reserve			16,653	(19,969)	-
Accumulated losses			(38,262,765)	(19,247,033)	(17,950,222)
Total (deficit) equity attributable to equity holders of the Company			(13,306,839)	3,029,966	(882,002)
Non-controlling interests			6,971,564	1,624,070	1,789,571
TOTAL EQUITY			(6,335,275)	4,654,036	907,569

The accompanying notes are an integral part of these consolidated financial statements.

AUSTRALIAN OILSEEDS HOLDINGS LTD.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED 30 JUNE 2026 AND 30 JUNE 2025 AND 30 JUNE 2024

	Note	2026	2025	2024
		AUD$	AUD$	AUD$
Continued operations:
Sales revenue	17	1,179,071	-	-
Cost of sales	18	(397,937)	-	-
Gross Profit		781,134	-	-
General and administrative expenses	19	(1,645,541)	(1,040,755)	(611,109)
Operating loss		(864,407)	(1,040,755)	(611,109)
Finance expenses	21	(1,953,974)	(322,138)	(158,643)
Loss on settlement of legacy costs		(394,810)	-	-
Change in fair value of warrant liabilities		4,732,050	42,872	141,874
Gain on extinguishment of warrant liabilities		102,820	-	-
Recapitalization expense	28	-	-	(23,210,293)
Loss on initial recognition of warrant liabilities		(12,321,980)	-	-
Loss before income tax		(10,700,301)	(1,320,021)	(23,838,171)
Income tax benefit	22	12,449	-	-
Loss for the year from continuing operations		(10,687,852)	(1,320,021)	(23,838,171)
Discontinued operations:
Net (loss) income from discontinued operations, net of tax		(9,579,374)	(142,589)	2,607,490
(Loss) income for the year from discontinued operations		(9,579,374)	(142,589)	2,607,490
Loss for the year		(20,267,226)	(1,462,610)	(21,230,681)
Other comprehensive income/(loss) for the year, net of tax		36,622	(19,969)	-
Total comprehensive loss		(20,230,604)	(1,482,579)	(21,230,681)
Loss attributable to:
Members of the parent entity		(19,015,732)	(1,296,811)	(21,662,555)
Non-controlling interest		(1,251,494)	(165,799)	431,874
Total Loss		(20,267,226)	(1,462,610)	(21,230,681)
Total comprehensive loss attributable to:
Members of the parent entity		(18,979,110)	(1,316,780)	(21,662,555)
Non-controlling interest		(1,251,494)	(165,799)	431,874
Total comprehensive loss		(20,230,604)	(1,482,579)	(21,230,681)
(Loss) Earnings per share attributable to the ordinary equity holders of the parent

Basic (loss) per share (AUD) - continuing operations	23	(0.32)	(0.06)	(1.18)
Basic (loss) earnings per share (AUD) - discontinued operations	23	(0.25)	0.00	0.11
Total basic (loss) per share (AUD)	23	(0.57)	(0.06)	(1.07)
Diluted (loss) per share (AUD) - continuing operations	23	(0.32)	(0.06)	(1.18)
Diluted (loss) earnings per share (AUD) - discontinued operations	23	(0.25)	0.00	0.11
Total diluted (loss) per share (AUD)	23	(0.57)	(0.06)	(1.07)

The accompanying notes are an integral part of these consolidated financial statements.

AUSTRALIAN OILSEEDS HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED 30 JUNE 2026 AND 30 JUNE 2025 AND 30 JUNE 2024

						Foreign
					Non-	currency
		Share	Share	Retained	controlling	translation
	Note	Capital	Premium	Earnings	Interests	reserve	Total
		AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
BALANCE, June 30, 2023		2,860	2,579,627	3,712,333	1,357,697	-	7,652,517
Issuance of shares to SPAC shareholders	14	19	3,024,191	-	-	-	3,024,210
Issuance of shares to SPAC founders	14	409	(5,791,835)	-	-	-	(5,791,426)
Issuance of shares in exchange for advisory services	14	107	(107)	-	-	-	-
Conversion of convertible notes	14	23	2,300,590	-	-	-	2,300,613
Conversion of rights	14	144	(144)	-	-	-	-
Recapitalizations costs	14	-	16,126,854	-	-	-	16,126,854
Costs attributable to the issuance of shares in connection with the business combination	14	-	(1,315,013)	-	-	-	(1,315,013)
Issuance of convertible note – equity component	14	-	140,495	-	-	-	140,495
Net loss		-	-	(21,662,555)	431,874	-	(21,230,681)
BALANCE, June 30, 2024		3,562	17,064,658	(17,950,222)	1,789,571	-	907,569
Conversion of related party loan		445	4,998,067	-	-	-	4,998,512
Conversion of convertible note		22	230,214	-	-	-	230,236
Net loss		-	-	(1,296,811)	(165,799)	-	(1,462,610)
Reclass		-	-	-	298	-	298
Unrealised loss on translation		-	-	-	-	(19,969)	(19,969)
BALANCE, June 30, 2025		4,029	22,292,939	(19,247,033)	1,624,070	(19,969)	4,654,036
Conversion of convertible note		63	373,462	-	-	-	373,525
Issuance of commitment fee shares-Arena		261	1,867,361	-	-	-	1,867,622
Issuance of shares to PIPE shareholders		2,628	398,530	-	-	-	401,158
Non-controlling interest on acquisition of subsidiary		-	-	-	6,598,988	-	6,598,988
Net loss		-	-	(19,015,732)	(1,251,494)	-	(20,267,226)
Unrealised gain on translation		-	-	-	-	36,622	36,622
BALANCE, June 30, 2026		6,981	24,932,292	(38,262,765)	6,971,564	16,653	(6,335,275)

The accompanying notes are an integral part of these consolidated financial statements.

AUSTRALIAN OILSEEDS HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 30 JUNE 2026 AND 30 JUNE 2025 AND 30 JUNE 2024

	Note	2026	2025	2024
		AUD$	AUD$	AUD$
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers		291,115	-	-
Receipts from interest income		2,184	-	-
Payments to suppliers and employees		(3,057,350)	-	-
Net cash (used in) provided by operating activities from continuing operations		(2,764,051)	-	-
Net cash provided by (used in) operating activities from discontinued operations		(8,207,701)	966,511	(2,184,930)
Net cash provided by (used in) operating activities	24	(10,971,752)	966,511	(2,184,930)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash used in investing activities from continuing operations		-	-	-
Net cash used in investing activities from discontinued operations		(238,021)	(1,380,248)	(3,975,622)
Net cash used in investing activities		(238,021)	(1,380,248)	(3,975,622)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants		2,911,632	-	-
Proceeds from capital contributed		-	-	3,024,191
Payment of capital raising cost		-	-	(3,804,192)
Proceeds from convertible notes		-	-	1,533,742
Payment of convertible notes issued cost		-	-	(234,663)
Net cash provided by financing activities from continuing operations		2,911,632	-	519,078
Net cash provided by financing activities from discontinued operations		6,782,853	2,208,900	6,034,341
Net cash provided by financing activities		9,694,485	2,208,900	6,553,419
Net (decrease)/increase in cash and cash equivalents held		(1,515,288)	1,795,163	392,867
Cash and cash equivalents at beginning of the year		2,309,303	514,140	121,273
Cash and cash equivalents at end of financial year	6	794,015	2,309,303	514,140
Less: Cash and cash equivalents from discontinued operations		(646,434)	(2,309,303)	(514,140)
Cash and cash equivalents from continuing operations, end of year		147,581	-	-
Cash paid for interest – discontinued operations		793,854	421,618	708,630
Cash paid for (refund of) income taxes – discontinued operations		(76,070)	-	(34,510)

The accompanying notes are an integral part of these consolidated financial statements.

AUSTRALIAN OILSEEDS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Operations and Organization

Australian Oilseeds Holdings Limited (“Australian Oilseeds” or the “Company”) is a Cayman Islands exempted company listed on the Nasdaq Capital Market.

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) (collectively “IFRS Accounting Standards”). The material accounting policies adopted in the preparation of these consolidated financial statements are set out in Note 2. These policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements are presented in Australian Dollars (“AUD”), which is also the Company’s functional currency. Amounts are rounded to the nearest dollar, unless otherwise stated.

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

Historically, the Company, directly and indirectly through its wholly owned subsidiary, Australian Oilseeds Investments Pty Ltd. (“AOI”) and AOI’s controlled entities, were engaged in the manufacture and sale of chemical free, non-GMO, sustainable edible oils and products derived from oilseeds. The Company’s operations included the processing of conventional and organic oilseeds through cold-press extraction methods and the sale of vegetable oils and related products to wholesale and retail customers.

On July 27, 2026, the Company completed the sale of its entire ownership interest in AOI and its controlled subsidiaries (collectively, the “Australian Oilseeds Business”). The decision to dispose of the Australian Oilseeds Business was approved by the Company’s Board on June 22, 2026, prior to the fiscal year end. The disposal represents a strategic shift that has a major effect on the Company’s operations and financial results. Accordingly, the assets and liabilities of the Australian Oilseeds Business were classified as held for sale as at June 30, 2026, and its operating results have been reported as discontinued operations for all periods presented in the accompanying consolidated financial statements, upon fulfilment of criteria which allow such reclassification as disclosed in Note 4, Discontinued Operations and Assets Held for Sale.

Organization and Acquisition

Upon the decision to dispose of the Australian Oilseeds Business, the Company has diversified its operations through strategic acquisitions and investments in technology-enabled service businesses.

-	On June 29, 2026, the Company acquired a 51% controlling interest in RENTBUDDYUK Limited (“Rentbuddyuk”), a company incorporated in the United Kingdom which operates a digital rent guarantor service in the UK private rental sector. See Note 5, Business Acquisition.

-	During fiscal year 2026, the Company also ventured into its corporate and platform services operations through its wholly owned subsidiaries, Magic Mission International Limited, incorporated in the British Virgin Islands, and Vellexa Group Inc., incorporated in Wyoming, United States.

Subsequent to the diversification activities described above and the reclassification of the Australian Oilseeds Business as held for sale, the Company’s continuing operations principally consist of digital rent guarantor services in the UK private rental sector, technology platform services, and related investment activities.

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

The acquisition was consummated on March 21, 2024, and the Share Exchange and Business Combination were consummated on the Closing Date. Pursuant to the Business Combination Agreement, upon the consummation of the Business Combination at the effective time of the Business Combination (the “Effective Time”):

●	each holder of EDOC pre-transaction privately-held Class A ordinary shares and the Class B ordinary share (the “EDOC Ordinary Shares”) received a number of Company Ordinary Shares, which are listed under the ticker “COOT”, less 200,000 Class A ordinary shares that were forfeited to the Company;

●	each holder of AOI ordinary shares received Company Ordinary Shares on a one-for-one basis (the “Exchange Shares”);

●	each holder of EDOC’s public Class A ordinary shares received Company Ordinary Shares on a one-for-one basis;

●	EDOC’s warrants terminated and were exchanged for warrants of the Company (the “Warrants”), which Warrants are listed on the Nasdaq under “COOTW”;

●	each holder of EDOC’s rights (the “Rights”) received 1/10 of a Company Ordinary Share for each such Right, as set forth herein;

●	EDOC’s Rights will no longer be traded;

●	EDOC’s 479,000 placement units (“Placement Units”) were exchanged for Company Ordinary Shares and Warrants of the Company; and

●	EDOC’s USD$1,500,000 of convertible promissory notes that were convertible at Closing into Company Ordinary Shares (“Convertible Shares”) and warrants (“Convertible Warrants”).

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

2.	Summary of Material Accounting Policies

(a)	Basis of presentation and principles of consolidation

The Company was formed on December 29, 2022.

Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) (collectively IFRS Accounting Standards).

Principles of consolidation

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

If the Company loses control over a subsidiary, it derecognizes the related assets, including any allocated goodwill, liabilities, non-controlling interests and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

Details of subsidiaries as of June 30, 2026 and 2025 and 2024 were as follows:

Subsidiaries	% of legal ownership Jun 30, 2026	% of legal ownership Jun 30, 2025	% of legal ownership Jun 30, 2024	Country of Incorporation	Principal business activities
Australian Oilseeds Investments Pty Ltd. [1]	100%	100%	100%	Australia	Investment

Cootamundra Oilseeds Pty Ltd. [1]	82.7%	82.7%	82.7%	Australia	Oilseeds crushing business

Cowcumbla Investments Pty Ltd. [1]	82.7%	82.7%	82.7%	Australia	Investment

Good Earth Oils Pty Ltd. [1]	100%	100%	100%	Australia	Marketing and Distribution

EDOC Acquisition Corp	100%	100%	100%	Cayman Islands	SPAC

Rentbuddyuk Limited [2]	51%	-	-	United Kingdom	Digital rent guarantor services

Vellexa Group Inc.	100%	-	-	United States	Corporate administration and strategic holding

Magic Mission International Limited	100%	-	-	British Virgin Islands	Platform services

[1]	During the year ended June 30, 2026, the Group entered into an agreement to dispose of its entire interest in Australian Oilseeds Investments Pty Ltd and its controlled subsidiaries (the “Australian Oilseeds Business”). As at June 30, 2026, the disposal had not been completed, and was subsequently completed on July 27, 2026 (refer to Note 4).

[2]	During the year ended June 30, 2026, the Group acquired a 51% controlling interest in Rentbuddyuk, a company incorporated in the United Kingdom. This entity has been consolidated into the Group’s financial statements from the acquisition date of June 29, 2026 (refer to Note 5 for the assessment of control under IFRS 10 supporting the Group’s consolidation conclusion).

The carrying amount of the Company’s investment in each subsidiary and the equity of each subsidiary are eliminated on consolidation. Non-controlling interests in the net assets of consolidated subsidiaries are presented separately in equity.

Foreign currency translation and transaction

The consolidated financial statements are presented in Australian Dollars (“AUD”), which is also the Company’s functional currency. The Company’s Australian subsidiaries maintain Australian Dollars as their functional currency. The Company’s subsidiary in the United Kingdom conducts its business and maintains its books and records in British Pounds (“GBP”) as its functional currency. The Company’s subsidiaries in the United States, the British Virgin Islands, and the Cayman Islands maintain United States Dollars (“USD”) as their functional currencies.

In preparing the financial statements of each individual entity, transactions in currencies other than the individual entity’s functional currency (foreign currencies) are recognized at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in foreign currency are not re-measured.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into Australian Dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Equity balances are translated at historical exchange rates. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity under the foreign currency translation reserve.

The translation of assets and liabilities denominated in foreign currencies into AUD is for consolidation purposes and does not indicate that the Company could realize or settle the reported value of those assets and liabilities in AUD. Additionally, this does not indicate that the Company could return or distribute the reported AUD value in equity to its shareholders.

(b)	Going Concern

The consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

For the fiscal year ended June 30, 2026, the Group incurred a net loss from continuing operations of AUD$10,687,852 (2025: Loss AUD$1,320,021 and 2024: Loss AUD$23,838,171), recorded a total net loss of AUD$20,267,226, and experienced net cash outflows from operating activities from continuing operations of AUD$2,764,051. As of June 30, 2026, the Group had a working capital deficit of AUD$18,038,716 (with continuing operations reflecting a working capital deficit position of AUD$18,038,717), primarily driven by derivative warrant liabilities of AUD$22,245,000 (including AUD$22,164,000 attributable to PIPE Warrants) recognized during the year.

These historical results and our year-end working capital deficit represent significant operational and liquidity challenges. In evaluating the appropriateness of preparing the consolidated financial statements on a going concern basis, management assessed its operational roadmap and the following significant mitigating actions and events completed subsequent to June 30, 2026:

●	Divestiture of Legacy Operations: On July 27, 2026, the Group completed the disposal of its legacy, underperforming Australian oilseed processing business. Through this transaction, the Group ceased heavy capital expenditures, transferred operational borrowings, and was formally and unconditionally released from all parent guarantees and debt covenants associated with the agricultural subsidiaries (refer to Note 4);

●	Cancellation of PIPE Warrant Liabilities: In August 2026, all 18.8 million outstanding PIPE warrants were voluntarily surrendered and cancelled for nil consideration, completely eliminating AUD$22,164,000 in current derivative liabilities and restoring positive pro forma consolidated shareholders’ equity (refer to Note 15);

●	Full Collection of Related Party Loan Receivable: The unsecured loan receivable of AUD$6,529,191 due from Ms. Hailing Fan was fully collected in USDT prior to the issuance of these financial statements, providing immediate liquid resources to support ongoing working capital requirements;

●	Subsequent Financing: In October 2026, the Company completed a subsequent financing, securing additional capital to further strengthen corporate cash reserves; and

●	Continuing Business Realization: The Group’s transition to asset-light enterprise software deliverables (Magic Mission) and digital rent guarantor services in the UK private rental sector (RentBuddyUK) is projected to generate recurring operational cash flows with lower overhead demands.

Taking into account these decisive post-year-end capital and liquidity actions, available cash resources, and projected operating receipts, management expects that the Group will have sufficient liquidity to meet its commitments and working capital requirements for at least twelve months from the date of issuance of these financial statements. Accordingly, these consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Group be unable to continue as a going concern.

(c)	Financial instruments

Financial instruments are recognized initially on the date that the Company becomes party to the contractual provisions of the instrument.

On initial recognition, all financial instruments are measured at fair value plus transaction costs (except for instruments measured at fair value through profit or loss where transaction costs are expensed as incurred).

Concentration of Key Customers

The Company had no sales from continuing operations for the fiscal years ended June 30, 2025 and 2024. For the fiscal year ended June 30, 2026, all sales from continuing operations were attributable to a single customer and were contributed by Magic Mission International Limited. The following table summarizes the Company’s customers from continuing operations for the year ended June 30, 2026:

Customer	Total Sales for the Year Ended 30 June 2026 AUD $	% of Total sales 30 June 2026	Outstanding Balance of Trade Receivables as at 30 June 2026 AUD$
Hong Kong Xinkai Gravel Co., Limited	1,179,071	100.00%	873,490

If the sales performance from this key customer declines, or if the customer terminates its cooperation with the Company, or if there is any adverse modification to the commercial terms entered into with this customer, the Group’s business, operating results, financial condition and revenue would be materially and adversely affected.

Financial Asset

The Company’s financial assets as at 30 June 2026 comprise cash and cash equivalents, trade and other receivables and related-party loan receivables. All financial assets are classified at amortized cost.

Cash and cash equivalents represent highly liquid short-term financial instruments. Trade and other receivables and related-party loan receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Impairment for these financial assets is assessed using the expected credit loss model as described below.

Impairment of financial assets

Impairment of financial assets is recognized on an expected credit loss (ECL) basis for the following assets:

●	financial assets measured at amortized cost; and

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

The Company uses the presumption that a financial asset is in default when:

●	the other party is unlikely to pay its credit obligations to the Company in full, without recourse to the Company to actions such as realizing security (if any is held); or

●	the financial assets is more than 90 days past due.

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

The amount of the impairment is recorded in a separate allowance account with the loss being recognized in profit or loss within operating expenses. Once the receivable is determined to be uncollectable then the gross carrying amount is written off against the associated allowance.

Where the Company renegotiates the terms of trade receivables due from certain customers, the new expected cash flows are discounted at the original effective interest rate and any resulting difference to the carrying value is recognized in profit or loss.

Other financial assets measured at amortized cost

Impairment of other financial assets measured at amortized cost is determined using the expected credit loss model in IFRS Accounting Standards 9. On initial recognition of the asset, an estimate of the expected credit losses for the next 12 months is recognized. Where the asset has experienced a significant increase in credit risk, lifetime expected credit losses are estimated and recognized. Digital assets (comprising stablecoins held within other current assets) do not meet the definition of financial assets under IFRS and are therefore excluded from the scope of IFRS 9 and its expected credit loss model (refer to Note 11 for the accounting treatment and details of digital assets).

Financial liabilities

The Company classifies its financial liabilities into two categories: financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. Financial liabilities measured at amortized cost are initially recognized at fair value less transaction costs and subsequently measured using the effective interest rate method. Financial liabilities at fair value through profit or loss, including derivative warrant liabilities, are initially recognized at fair value with transaction costs expensed immediately in profit or loss, and are subsequently remeasured at fair value at each reporting date with changes in fair value recognized in profit or loss.

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

Where the recoverable amount is less than the carrying amount, an impairment loss is recognized in profit or loss.

Reversal indicators are considered in subsequent periods for all assets which have suffered an impairment loss, except for goodwill.

(e)	Digital Assets

Digital assets comprise cryptocurrencies (primarily USDT) held by the Group and are accounted for as indefinite-lived intangible assets under IAS 38. Digital assets are initially recognized at cost and subsequently measured at fair value using Level 1 active market quotes pursuant to IFRS 13. Under IAS 38’s revaluation method, fair value increases are recognized in other comprehensive income (OCI), unless they reverse a previous loss. Fair value decreases are recognized in profit or loss.

(f)	Intangible assets

Software and development costs

Software and platform development expenditures are recognized as intangible assets when the Company can demonstrate technical feasibility, the intention and ability to complete and use the software, the generation of probable future economic benefits, and reliable measurement of attributable costs in accordance with IAS 38. Research and preliminary development costs are expensed as incurred.

Capitalized software development costs are carried at cost less accumulated amortization and impairment losses. Amortization commences when the asset is available for use and is recognized on a straight-line basis over its estimated useful economic life of 5 years.

Goodwill

Goodwill is carried at cost less accumulated impairment losses.

The value of goodwill recognized on the acquisition of each subsidiary in which the Company holds less than 100% interest will depend on the method adopted in measuring the aforementioned non-controlling interest. The Company can elect to measure the non-controlling interest in the acquiree either at fair value (full goodwill method) or at the non-controlling interest’s proportionate share of the subsidiary’s identifiable net assets (proportionate interest method’). The Company determines which method to adopt for each acquisition.

Under the ‘full goodwill method’, the fair values of the non-controlling interests are determined using valuation techniques which make the maximum use of market information where available.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates. Goodwill is not amortized but is tested for impairment annually at the end of financial year and is allocated to the Company’s cash generating units or groups of cash generating units, which represent the lowest level at which goodwill is monitored but where such a level is not larger than an operating segment. Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.

During the year ended June 30, 2026, goodwill associated with the legacy Australian Oilseeds Business was fully impaired within discontinued operations (refer to Note 4 and Note 10), and goodwill was recognized in connection with the acquisition of Rentbuddyuk (refer to Note 5 and Note 10).

(g)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and short-term investments which are readily convertible to known amounts of cash, and which are subject to an insignificant risk of change in value.

(h)	Employee benefits

Provision is made for the Company’s liability for employee benefits arising from services rendered by employees to the end of the reporting period. Employee benefits that are expected to be wholly settled within one year have been measured at the amounts expected to be paid when the liability is settled. Employee benefits expected to be settled more than one year after the end of the reporting period have been measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wage increases and the probability that the employee may satisfy vesting requirements. Cashflows are discounted using market yields on high quality corporate bond rates incorporating bonds rated AAA or AA by credit agencies, with terms to maturity that match the expected timing of cashflows. Changes in the measurement of the liability are recognized in profit or loss.

(i)	Provisions

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.

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

(j)	Convertible Promissory Note

Convertible notes are presented as a financial liability in the consolidated statement of financial position. On issuance of the convertible notes, the liability is measured at fair value, and subsequently carried at amortized cost (net of transaction costs) until it is extinguished on conversion or redemption. Convertible notes are classified as current liabilities based on the expected conversion date in accordance with the convertible note’s agreements.

During the year ended June 30, 2026, the convertible notes were fully settled, and there was no outstanding balance as of June 30, 2026 (refer to Note 14).

(k)	Derivative warrant liabilities

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

The Company accounts for its 479,000 Private Warrants and 450,000 Representative’s Warrants issued in connection with its Initial Public Offering as derivative warrant liabilities in accordance with IAS 32 and IFRS Accounting Standards 9. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of profit or loss. The fair value of warrants issued by the Company in connection with the Public Offering and Private Placement was previously estimated using Monte-Carlo simulations. During the year ended June 30, 2026, the Company changed the valuation technique for the 479,000 Private Warrants from the Monte-Carlo simulation model to the Black-Scholes model. Management determined that the Black-Scholes model was more appropriate based on the remaining contractual terms and features of the warrants, as the valuation no longer required the simulation of complex or path-dependent outcomes, and that the Black-Scholes model results in a measurement that is equally or more representative of fair value in the circumstances, in accordance with paragraph 65 of IFRS 13 Fair Value Measurement. In accordance with paragraph 66 of IFRS 13, the change in valuation technique has been accounted for prospectively as a change in accounting estimate under IAS 8.

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

The Company accounts for its 18,800,000 Warrants issued in connection with the private placements during the year ended June 30, 2026 as derivative warrant liabilities in accordance with IAS 32 and IFRS Accounting Standards 9 due to cash settlement provisions or failure to meet the fixed-for-fixed condition. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value upon initial recognition, with day-one fair value differences recognized in profit or loss as a loss on initial recognition. The liabilities are subject to remeasurement at each balance sheet date until exercised or cancelled, and any change in fair value is recognized in the Company’s statements of profit or loss. The fair value of these warrants has been estimated using the Black-Scholes option pricing model at each measurement date.

(l)	Operating lease

The Company’s leases include rental of a solar power system and plant space which are classified as operating leases in accordance with IFRS 16. Under IFRS 16, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment.

(m)	Embedded Derivatives

A derivative embedded in a hybrid contract is separated from the host and accounted for as a separate derivative if, the economic characteristics and risks are not closely related to the host, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

(n)	Segment Reporting

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

Historically, the Company operated in the oilseed crushing and processing business, which has been classified as discontinued operations as described in Note 4. Following this strategic shift, the Company’s continuing operations are evaluated by the CODM as a single operating segment focused on technology-enabled platform and digital rent guarantor services in the UK private rental sector. For continuing operations during the year ended June 30, 2026, 100% of revenue was derived from a customer based in Hong Kong (Platform services). Non-current assets of continuing operations as of June 30, 2026 are principally located in the United Kingdom (RentBuddyUK software, technology and goodwill of AUD$8.71 million) and the British Virgin Islands (TenantGraph software of AUD$4.95 million).

(o)	Revenue Recognition

Under IFRS 15 Revenue from Contracts with Customers, the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled. The Company applies the five-step model: (i) identify the contract with the customer; (ii) identify the performance obligations; (iii) determine the transaction price; (iv) allocate the transaction price to performance obligations; and (v) recognize revenue when (or as) the performance obligations are satisfied. The Group acts as principal in its revenue arrangements as it controls the goods or services prior to transfer, and presents revenue on a gross basis.

Discontinued operations – Australian Oilseeds Business

For the legacy oilseeds business (presented within discontinued operations pursuant to IFRS 5; refer to Note 4), revenue from product sales (bulk and packaged edible oils and meal products) is recognized at a point in time when control of the goods transfers to the customer, which occurs either upon dispatch under FOB shipping point terms or upon delivery under FOB destination terms. The transaction price is measured net of volume rebates, trade discounts, and estimated product returns.

Continuing operations – Platform services

For the year ended June 30, 2026, the Company derives revenue from continuing operations through the provision of platform services, primarily comprising the provision and delivery of functional software installation packages. Each software module delivered represents a distinct performance obligation under IFRS 15.27, as each module is operable on a standalone basis upon deployment within the customer’s cloud environment. Revenue is recognized at a point in time when control of the software package is transferred to the customer, evidenced by independent functional testing and formal client milestone acceptance. The Company acts as a principal in these arrangements as it controls the software deliverables prior to delivery.

(p)	New and amended standards and interpretations

i)	New standards, amendments to published approved accounting and reporting standards and interpretations which are effective during the year

The Company has applied the following standards and amendments for the first time for its annual reporting for the period commencing 1 July 2025:

Standard / Amendment	Effective Date (mandatory)	Summary
IAS 21	1-Jan-25	Lack of exchangeability

The initial application of this amendment did not have any material impact on the Company’s financial position, results of operations, or disclosures.

ii)	New or revised IFRSs not yet adopted

Standard / Amendment	Effective Date (mandatory)	Summary
IFRS 9 & IFRS 7 — Classification and Measurement	1-Jan-26	Classification/measurement refinements & related disclosures
IFRS 9 & IFRS 7 — Contracts Referencing Nature-dependent Electricity	1-Jan-26	Targeted PPA/nature-dependent electricity contract guidance
Annual Improvements to IFRS Accounting Standards — Volume 11	1-Jan-26	Narrow clarifications and consistency improvements
Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures	Effective date has been removed temporarily by the IASB.	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
IFRS 18	1-Jan-27	Presentation and Disclosure in Financial Statements
IFRS 19	1-Jan-27	Subsidiaries without Public Accountability: Disclosures
IAS 21	1-Jan-27	Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21)

The amendments listed above have been published but are not mandatory for 30 June 2026 reporting periods and have not been early adopted by the Company. These amendments are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(q)	Income taxes

The tax expense recognized in the consolidated statement of profit or loss and other comprehensive income (loss) comprises current income tax expense plus deferred tax expense.

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

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is more likely than not these items will be utilized against taxable income in the future. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized, and are reviewed at each reporting date.

(r)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

All other borrowing costs are recognized as an expense in the period in which they are incurred.

(s)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventory is determined using the weighted average costs basis and is net of any rebates and discounts received. Net realizable value is estimated using the most reliable evidence available at the reporting date and inventory is written down through an obsolescence provision if necessary.

(t)	Property, plant and equipment

Each class of property, plant and equipment is carried at cost, where applicable, any accumulated depreciation and impairment.

Depreciation

Property, plant and equipment, excluding freehold land, is depreciated on a diminishing value method over the assets’ useful life to the Company, commencing when the asset is ready for use. Buildings are depreciated using the straight-line method.

The depreciation rates used for each class of depreciable assets are shown below:

Depreciation
Fixed asset class	rate
Buildings	2.5%
Plant and Equipment	3% to 33%
Motor Vehicles	17% to 25%
Office Equipment	3% to 50%

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in estimate.

(u)	Reclassification

Certain prior period amounts have been reclassified to conform to the current year presentation of discontinued operations in accordance with applicable accounting guidance. These reclassifications impacted the presentation of results of operations and cash flows between continuing and discontinued operations but had no effect on previously reported net loss, total assets, total liabilities, or cash flows. The prior period financial statements have been recast to reflect the classification of the disposed business as discontinued operations.

(v)	Discontinued operations and assets held for sale

Assets Held for Sale

In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the Company classifies a non-current asset or disposal group as held for sale when all of the following criteria are met: (i) management commits to a plan to sell; (ii) the asset is available for immediate sale; (iii) an active program to locate a buyer has been initiated; (iv) the sale is highly probable within one year; (v) the asset is actively marketed at a reasonable price in relation to its fair value; and (vi) significant changes to the plan are unlikely. The determination requires significant judgment, particularly in assessing the timing of management’s commitment and whether an active disposal program has been initiated. In evaluating these criteria, the Company considers both internally initiated strategic actions and externally imposed conditions, including legally binding enforcement or disposal processes affecting significant assets within a disposal group, where applicable. Assets held for sale are measured at the lower of carrying amount and fair value less costs to sell. Depreciation and amortization cease upon classification. If carrying amount exceeds fair value less costs to sell, an impairment loss is recognized. Subsequent increases in fair value less costs to sell are recognized as gains, but not exceeding cumulative impairment losses previously recognized.

Discontinued Operations

In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the Company classifies a component as discontinued operations when it has been disposed of or is classified as held for sale, and the component represents a separate major line of business or geographical area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations . A component comprises operations and cash flows that are clearly distinguishable from the rest of the Company. When a component is classified as discontinued operations, its results of operations are presented separately in the consolidated statements of profit or loss and other comprehensive income for all periods presented, and its assets and liabilities are presented separately in the consolidated statements of financial position, and its net cash flows attributable to operating, investing, and financing activities are presented separately in the consolidated statements of cash flows or disclosed in the notes.

Disposal Groups

When a disposal group includes both assets and liabilities, the Company evaluates the held-for-sale criteria and measurement at the disposal group level. Fair value less costs to sell reflects the value of the disposal group as a whole, considering the economic substance of the transaction. The classification and measurement of disposal groups require significant estimates and assumptions, including the determination of fair value less costs to sell and the assessment of whether the held-for-sale criteria are met as of the reporting date.

Events occurring after the reporting date but before the financial statements are issued may be considered in assessing conditions that existed at the reporting date. Such events may provide additional evidence in evaluating whether the held-for-sale criteria were met, but are not, in isolation, determinative of classification.

(v)	Business combinations

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date on which control is transferred to the Company. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the fair value of the Company’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets of the acquiree and the liabilities assumed. If the net of the acquisition-date amounts of the identifiable assets of the acquiree and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Company’s previously held an interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Costs, other than those associated with the issuance of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured, and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent considerations are recognized in profit or loss.

3.	Critical Accounting Estimates and Judgments

The preparation of consolidated financial statements in compliance with adopted IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires Company management to exercise judgment in applying the Company’s accounting policies. The areas where significant judgments and estimates have been made in preparing the consolidated financial statements and their effects are disclosed below.

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

Key estimates — classification and measurement of discontinued operations and assets held for sale

The classification of the Australian Oilseeds Business as assets held for sale and discontinued operations requires significant judgment in determining whether the held-for-sale criteria under IFRS 5 were satisfied as of June 30, 2026. Management evaluated the facts and circumstances existing at the reporting date including: (i) the Board of Directors’ formal commitment to a plan to dispose of the business initiated on June 22, 2026; (ii) an active program to locate a buyer and conclude the divestiture, which had reached an advanced stage of definitive negotiation as of June 30, 2026; and (iii) the high probability that the transaction would complete within one year from the classification date. Accordingly, management concluded that the disposal group met the criteria for classification as held for sale under IFRS 5 as of June 30, 2026. The transaction was subsequently completed on July 27, 2026 pursuant to a definitive Share Purchase Agreement.

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

Key estimates — inventory

Historically, and in respect of the disposal group, each item on inventory is reviewed on an annual basis to determine whether it is being carried at higher than its net realizable value. During the year, management conducts routine evaluations of its inventories to ensure that the carrying value of inventories does not exceed net realizable value (“NRV”). NRV is based on the estimated selling price of inventories less, estimated costs of completion and costs necessary to make the sale. If the carrying value of inventories exceeds NRV, the surplus is recognized within Cost of sales, writing down the value of inventories to establish a new cost basis. Management conducts routine analyses to determine if estimates (e.g., estimated selling prices and estimated costs) used in the NRV calculation require changes and if additional impairment adjustments to inventories are required.

Key estimates - impairment of non-financial assets

The Company assesses impairment of all assets (including intangible assets) at each reporting date by evaluating conditions specific to the Company and to the particular asset that may lead to impairment. These include product, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. The recoverable amounts of cash-generating units and non-financial assets are determined based on the higher of value in use and fair value less costs of disposal. For the legacy operations, the recoverable amount was determined based on fair value less costs of disposal by reference to the agreed transaction terms, resulting in the full impairment of legacy goodwill (refer to Note 4 and Note 10). For continuing operations, the recoverable amounts of acquired technology and internally developed software were evaluated based on acquisition-date fair values, projected operational cash flows, and commercial contract milestones, with no impairment identified as of June 30, 2026 (refer to Note 5 and Note 10).

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

4.	DISCONTINUED OPERATIONS

(a)	Disposal of Australian Oilseeds Investments Pty Ltd and its subsidiaries

On July 27, 2026, the Company completed the disposal of its entire interest in Australian Oilseeds Investments Pty Ltd (an Australian proprietary company), together with its controlled subsidiaries (comprising Cowcumbla Investments Pty Ltd, Cootamundra Oilseeds Pty Ltd and Good Earth Oils Pty Ltd, collectively the “Disposal Group”), to Trusha Realty Pte Ltd, an unrelated third party, for a cash consideration of US$1 (equivalent to AUD$1.43). Upon completion, all intercompany balances between the Group and the Disposal Group were mutually waived and the Company was formally released from all guarantees, indemnities, and credit support provided in respect of the Disposal Group’s liabilities.

The Disposed Group represented the Company’s core oilseed crushing, processing and sales & marketing operations, and constituted a strategic shift that had a major effect on the Company’s operations and financial results, as it generated substantially all of the Company’s historical revenues from oilseed-related activities.

Under IFRS 5, the disposal group is measured at the lower of carrying amount and fair value less costs to sell. Prior to the held-for-sale reclassification, goodwill allocated to the Disposal Group was fully impaired under IAS 36. Upon classification as held for sale, the carrying amount of the Disposal Group exceeded its fair value less costs to sell, which management determined by reference to the nominal cash consideration of US$1 under the Share Purchase Agreement and the nominal equity fair value concluded in the independent valuation. Accordingly, an impairment loss of AUD$6,407,139 was recognized and allocated to the property, plant and equipment of the Disposal Group, reducing its net assets to AUD$1 as of June 30, 2026. The impairment loss is included within loss from discontinued operations, net of tax.

(b)	Classification Judgment

The classification of the Disposed Group as held for sale and presented as discontinued operations for the year ended June 30, 2026 required significant management judgment.

Under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, a disposal group is classified as held for sale when specific criteria are met as of the reporting date, including that management is committed to a plan to sell, the asset group is available for immediate sale, and the sale is highly probable within one year.

As of June 22, 2026, the Company’s Board had formally committed to a plan to sell the Disposal Group, and negotiations with the purchaser were at an advanced stage with principal commercial terms agreed. Management assessed that the Disposal Group was available for immediate sale in its present condition, the sale was highly probable, and completion was expected within one year. Accordingly, management concluded that the criteria for classification as held for sale under IFRS 5.7–8 had been satisfied as of June 30, 2026. Management also determined that the Disposal Group met the definition of discontinued operations under IFRS 5.32.

As reported in the Form 6-K furnished to the SEC on July 28, 2026, the Share Purchase Agreement was executed on July 27, 2026 and completion occurred on the same date. Because signing and completion occurred after the Reporting Date, the executed SPA serves as a non-adjusting post-balance sheet event under IAS 10, providing confirmatory evidence that conditions for held-for-sale classification existed at June 30, 2026.

In making this determination, management considered:

-	the formal Board resolution committing to the sale plan during fiscal year 2026;

-	strategic decisions made during fiscal year 2026 to exit the oilseed crushing, processing and sales & marketing operations, which represented a strategic shift that had a major effect on the Company’s operations and financial results;

-	the financial condition and operational profile of the business, including the Disposal Group’s history of operating losses and substantial existing operational liabilities (totaling AUD$21.4 million as of June 30, 2026). Before remeasurement, the Disposal Group had net assets of AUD$6.4 million as of June 30, 2026; the nominal cash consideration of US$1.00 under the Share Purchase Agreement indicated that its fair value less costs to sell was nominal, and an impairment loss of AUD$6,407,139 was therefore recognized against property, plant and equipment under IFRS 5. Prior to the held-for-sale classification, historical goodwill of AUD$2,582,495 was fully impaired under IAS 36; and

-	the acquisition of Rentbuddyuk on June 29, 2026, which established an ongoing continuing operating segment following the divestiture of the legacy Australian oilseeds business.

Accordingly, in accordance with IFRS 5, the Disposal Group has been classified as held for sale and presented as discontinued operations. In the consolidated statement of financial position as at June 30, 2026, the assets and liabilities of the Disposal Group are presented separately as assets and liabilities held for sale. In accordance with IFRS 5 paragraph 40, comparative statements of financial position as at June 30, 2025 and 2024 have not been reclassified to reflect the Disposal Group’s classification as held for sale at June 30, 2026. The results of operations of the Disposal Group for the year ended June 30, 2026, and the comparative prior period results for the years ended June 30, 2025 and 2024, have been presented as a single amount within “Discontinued Operations” in the consolidated statements of operations, with prior period statements of operations and cash flows retrospectively restated.

(c)	Measurement Uncertainty and Sensitivity to Judgment

Measurement Uncertainty

Management also exercised judgment in measuring the Disposed Group at the lower of carrying amount and fair value less costs to sell in accordance with IFRS 5.

As of June 30, 2026:

●	the determination of fair value less costs to sell involves estimation uncertainty;

●	the nominal cash consideration of US$1 reflects the commercial substance of the transaction: the purchaser contractually assumed all operational borrowings and liabilities of the Disposal Group (totaling AUD$21.4 million), and the Company was unconditionally released from all guarantees and credit support provided in respect of the Disposal Group, while any intercompany accounts were mutually discharged upon completion pursuant to the terms of the Share Purchase Agreement;

●	following the full impairment of historical goodwill of AUD$2,582,495 prior to classification, the Disposal Group was remeasured to its fair value less costs to sell, resulting in a further impairment loss of AUD$6,407,139 under IFRS 5, allocated to property, plant and equipment, and a net carrying amount of AUD$1 as of June 30, 2026; and

●	the final gain or loss on disposal will be recognized upon legal completion in the subsequent financial period.

Management believes the amounts recognized represent its best estimate based on information available at the reporting date. The final gain or loss on disposal will be recognized upon completion of the transaction in the subsequent period, representing the difference between the carrying amount of the Disposal Group at the disposal date and the cash consideration of US$1, adjusted for the waiver of intercompany balances and release of guarantees.

Sensitivity to Judgment

If management had concluded that the held-for-sale criteria were not met as of June 30, 2026:

●	the business would have been presented as continuing operations; and

●	the timing and measurement of impairment and disposal-related impacts may have differed.

Given the significance of the Disposed Group, changes in these judgments could have a material impact on the Company’s financial position and results of operations.

The results of discontinued operations for the years ended June 30, 2026, 2025 and 2024 consisted of:

	For the years ended June 30,
	2026	2025	2024
	AUD$	AUD$	AUD$
Revenues	44,407,721	41,702,614	33,727,222
Less: Cost of revenues	(41,515,918)	(38,240,704)	(27,810,782)
Gross profit	2,891,803	3,461,910	5,916,440
General and administrative expenses	(11,370,009)	(2,157,181)	(2,613,734)
Selling and marketing expenses	(172,029)	(372,707)	(412,536)
Other operating income	40,267	108,410	707,911
Total operating expenses	(11,501,771)	(2,421,478)	(2,318,359)
Operating (loss) income from discontinued operations	(8,609,968)	1,040,432	3,598,081
Finance expenses	(922,673)	(1,133,927)	(677,170)
(Loss) income from discontinued operation before income taxes	(9,532,641)	(93,495)	2,920,911
Income tax expense	(46,733)	(49,094)	(313,421)
Net (loss) income from discontinued operations	(9,579,374)	(142,589)	2,607,490
Less: non-controlling interests	(1,251,494)	(165,799)	431,874
Net (loss) income attributable to Australian Oilseeds’s shareholders	(8,327,880)	23,210	2,175,616

(i)	Disaggregation of revenue from discontinued operations for the years ended June 30, 2026, 2025, and 2024 is as follows:

	Year Ended June 30,
	2026	2025	2024
Discontinued operations
Wholesale oils	14,736,158	10,592,301	11,481,072
High protein meals	11,319,221	10,863,960	9,175,505
Toll crushing service	108,241	58,011	222,095
Other sales	448,904	297,136	291,351
Retail oils	17,795,197	19,891,206	12,557,199
Total revenues from discontinued operations	44,407,721	41,702,614	33,727,222

(ii)	Disaggregation of cost of sales from discontinued operations for the years ended June 30, 2026, 2025, and 2024 is as follows:

	Year Ended June 30,
	2026	2025	2024
Discontinued operations
Cost of finished goods	9,738,763	8,660,363	5,273,627
Cost of material	26,913,076	25,226,032	17,432,898
Direct labor	2,362,526	2,372,779	1,917,665
Freight and storage	870,612	899,185	2,112,109
Depreciation	622,659	335,292	481,093
Occupancy costs	770,433	616,684	341,790
Repairs and maintenance	237,849	130,369	251,600
Total cost of sales from discontinued operations	41,515,918	38,240,704	27,810,782

(iii)	Disaggregation of general and administrative expenses from discontinued operations for the years ended June 30, 2026, 2025, and 2024 is as follows:

	Year Ended June 30,
	2026	2025	2024
Discontinued operations
Professional fees	110,680	150,803	257,985
Audit fee	68,122	10,821	235,000
Employee costs	232,039	199,704	428,715
Insurance	349,511	543,934	492,676
Other expenses	900,765	578,177	416,267
Management fee	278,303	375,345	312,000
Expected credit losses	220,654	-	264,798
Travel expenses	82,186	121,094	112,291
Depreciation	78,628	112,213	17,473
Technology costs	8,841	15,225	17,187
Occupancy costs	26,729	28,344	43,990
Security	9,961	9,647	9,266
Utilities	13,956	11,874	6,086
Impairment loss	8,989,634	-	-
Total general and administrative expenses from discontinued operations	11,370,009	2,157,181	2,613,734

(iv)	Disaggregation of selling and marketing expenses from discontinued operations for the years ended June 30, 2026, 2025, and 2024 is as follows:

	Year Ended June 30,
	2026	2025	2024
Discontinued operations
Professional fees	13,860	37,803	327,309
Advertising and marketing expenses	158,169	327,772	85,227
Bad debts	-	7,132	-
Total selling and marketing expenses from discontinued operations	172,029	372,707	412,536

(v)	Disaggregation of other operating income from discontinued operations for the years ended June 30, 2026, 2025, and 2024 is as follows:

	Year Ended June 30,
	2026	2025	2024
Discontinued operations
Gain on forgiveness of payables	-	-	670,782
Other income	40,267	108,410	37,129
Total other income from discontinued operations	40,267	108,410	707,911

(vi)	Disaggregation of finance expenses from discontinued operations for the years ended June 30, 2026, 2025, and 2024 is as follows:

	2026	2025	2024
	AUD$	AUD$	AUD$
Amortization of debt discount	-	-	124,006
Realized and unrealized currency (gains) losses	(13,993)	24,416	-
Interest expense	936,666	1,109,511	553,164
Total finance expenses from discontinued operations	922,673	1,133,927	677,170

(vii)	Disaggregation of income tax expense from discontinued operations for the years ended June 30, 2026, 2025, and 2024 is as follows:

	2026	2025	2024
	AUD$	AUD$	AUD$
Discontinued operations
Current taxes	(46,733)	(49,094)	(347,691)
Deferred tax benefit	-	-	34,270
Income tax expense from discontinued operations	(46,733)	(49,094)	(313,421)

Assets and liabilities of discontinued operations as of June 30, 2026 consisted of:

June 30, 2026
AUD$
Cash and cash equivalents	646,434
Trade and other receivables	4,348,515
Related party loans receivable	304,961
Inventories	5,953,840
Prepayment of seed purchase	38,698
Other current assets	680,707
Property, plant and equipment	8,842,441
Right of assets-operating lease	534,868
Deferred tax assets, net	34,270
Total assets classified as held for sale	21,384,734

Trade and other payables	6,876,484
Borrowings	6,940,917
Operating lease liabilities	557,176
Taxes payable	9,880
Related party loans	6,783,353
Employee benefits	216,923
Total liabilities classified as held for sale	21,384,733
Total net assets	1

Net cash flows attributable to discontinued operations were as follows:

	For the years ended June 30,
	2026	2025	2024
	AUD$	AUD$	AUD$
Net cash (used in) provided by operating activities	(8,207,701)	966,511	(2,184,930)
Net cash used in investing activities	(238,021)	(1,380,248)	(3,975,622)
Net cash provided by financing activities	6,782,853	2,208,900	6,034,341
Net change in cash and cash equivalents	(1,662,869)	1,795,163	(126,211)

5.	Business Acquisition

(a) Acquisition of Rentbuddyuk

On 29 June 2026, the Group acquired a 51% controlling equity interest in RENTBUDDYUK Limited (“Rentbuddyuk”), a company incorporated in the United Kingdom which operates a digital rent guarantor service in the UK private rental sector, for a total purchase consideration of US$5,326,840 (AUD7,754,899). The purchase consideration comprises:

●	Consideration transferred upon closing：US$4,590,000 (AUD6,529,191), settled via digital assets (USDT); and

●	Deferred subscription monies payable to Rentbuddyuk for its newly issued shares within six months of completion: US$736,840 (AUD1,070,823), which is an intra-group balance eliminated on consolidation.

Under IFRS 10 Consolidated Financial Statements, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Group holds a 51% voting equity interest, which provides the Group with existing substantive majority voting rights to direct the relevant activities that significantly affect Rentbuddyuk’s returns. Management evaluated the governance structure and confirmed that there are no contractual restrictions or minority protective rights that impede the Group’s ability to direct these relevant activities. Through its majority ownership, the Group is exposed to variable returns and possesses the power to affect those returns; accordingly, Rentbuddyuk is consolidated as a subsidiary from the acquisition date.

Non-controlling interest of 49% in Rentbuddyuk is presented separately in equity in the consolidated statement of financial position.

(b) Assets Acquired and Liabilities Assumed at the Acquisition Date

The following table summarizes the recognized amounts of identifiable assets acquired and liabilities assumed at the acquisition date (June 29, 2026):

June 29, 2026
AUD$
Identifiable assets acquired:
Tax recoverable	28,500
Intangible asset - software	92,432
Intangible asset - technology	7,890,569
Related party loans receivable[1]	6,529,191
Share capital receivable[1]	1,070,823
Total identifiable assets acquired	15,611,515

Liabilities assumed:
Trade and other payables	(170,999)
Deferred tax liabilities	(1,972,642)
Total liabilities assumed	(2,143,641)

Total identifiable net assets at acquisition date	13,467,874

Goodwill and NCI allocation:
Total consideration transferred	7,754,899
Plus: Non-controlling interest[2]	6,598,988
Less: Total identifiable net assets acquired	(13,467,874)
Less: Foreign currency translation difference[3]	(155,154)
Goodwill recognized on acquisition (Note 10)[4]	730,859

[1]	Identifiable assets acquired include receivables as follows: (i) an unsecured loan receivable from Ms. Hailing Fan with a contractual and acquisition-date fair value of US$4,590,000 (AUD$6,529,191). The amount not expected to be collected was nil, and the receivable was fully collected in USDT subsequent to June 30, 2026 (refer to Note 25(c)); and (ii) a share capital receivable from the Parent (Australian Oilseeds Holdings Limited) for newly issued shares with a contractual and acquisition-date fair value of US$736,840 (AUD$1,070,823). The amount not expected to be collected was nil. This represents deferred subscription consideration payable by the Parent within six months following closing pursuant to the Share Purchase Agreement, which is an intra-group balance eliminated on consolidation (refer to Note 5(a)).
[2]	The Group has elected to measure the non-controlling interest in Rentbuddyuk at its proportionate share of the acquiree’s identifiable net assets pursuant to IFRS 3 (proportionate share method).
[3]	Foreign currency translation difference of AUD$155,154 represents the multi-currency reconciliation between the Parent’s USD-funded consideration and the Rentbuddyuk’s GBP identifiable net assets at acquisition, recognized directly within equity reserves.
[4]	Goodwill recognized on the acquisition primarily reflects the digital rent guarantor operational workflows and customer acquisition channels in the UK private rental sector, as well as expected commercial and operational synergies with the Group’s continuing technology platforms.

(c)	Impact on Group Results

As the acquisition was completed on the last business day of the financial year, the contribution of Rentbuddyuk to the Group’s revenue and profit for the year ended 30 June 2026 was immaterial. RentBuddyUK was incorporated on 26 January 2026 and had not commenced active commercial revenue-generating operations as of 30 June 2026. Had the acquisition occurred on 1 July 2025 (or its date of incorporation), pro forma consolidated revenue for the year ended 30 June 2026 would have been unchanged at AUD$1,179,071, and consolidated loss for the year would have increased by approximately AUD$49,797, which does not represent a material difference.

6.	Cash and Cash Equivalents

	2026	2025	2024
	AUD$	AUD$	AUD$
Cash at bank and in hand	147,581	2,309,303	514,140
Total cash and cash equivalents	147,581	2,309,303	514,140

7.	Trade and Other Receivables

	2026	2025	2024
	AUD$	AUD$	AUD$
CURRENT
Trade receivables-Related parties (refer note 25(c))	-	44,387	-
Trade receivables, net [1]	873,490	5,285,794	4,470,101
Total current trade and other receivables	873,490	5,330,181	4,470,101

[1]	The allowance for credit losses for continuing operations was nil for the years ended June 30, 2026, 2025, and 2024. Prior year allowances related to the Disposal Group, which was reclassified to held for sale as of June 30, 2026.

The carrying value of trade receivables is considered a reasonable approximation of fair value due to the short-term nature of the balances.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable in the consolidated financial statements.

The table below presents the expected credit losses on trade receivables for the year ended June 30, 2026:

	Current	30 days	60 days	90 days	Total
Balance as at reporting date (AUD)	$873,490	$-	$-	$-	$873,490
Expected loss rate	-%	-%	-%	-%	-
ECL allowance (AUD)	$-	$-	$-	$-	$-

8.	Inventories

	2026	2025	2024
	AUD$	AUD$	AUD$
CURRENT
Raw materials	-	5,392,688	5,678,351
Finished Goods	-	310,336	466,787
Consumables	-	194,627	57,022
Total inventories	-	5,897,651	6,202,160

Write downs of inventories to net realisable value during the years ended June 30, 2026, 2025, and 2024 were $ NIL.

As of June 30, 2026, all agricultural inventories amounting to AUD$5,953,840 were reclassified to assets held for sale within discontinued operations (refer to Note 4).

9.	Property, plant and equipment

	2026	2025	2024
	AUD$	AUD$	AUD$
LAND AND BUILDINGS
At cost	-	312,377	312,377
Total Land	-	312,377	312,377
Buildings
At cost	-	5,490,655	5,490,655
Accumulated depreciation	-	(1,292,404)	(1,155,138)
Total buildings	-	4,198,251	4,335,517
Total land and buildings	-	4,510,628	4,647,894
PLANT AND EQUIPMENT
Plant and equipment
At cost	-	14,496,288	13,118,595
Accumulated depreciation	-	(3,398,758)	(3,200,732)
Total plant and equipment	-	11,097,530	9,917,863
Motor vehicles
At cost	-	84,136	84,136
Accumulated depreciation	-	(59,004)	(45,354)
Total motor vehicles	-	25,132	38,782
Office equipment
At cost	-	62,294	58,890
Accumulated depreciation	-	(49,276)	(45,916)
Total office equipment	-	13,018	12,974
Total plant and equipment	-	11,135,680	9,969,619
Total property, plant and equipment	-	15,646,308	14,617,513

(a)	Movements in carrying amounts of property, plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year:

			Plant and	Motor	Office
	Land	Buildings	Equipment	Vehicles	Equipment	Total
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Year ended 30 June 2026
Balance at the beginning of the year	312,377	4,198,251	11,097,530	25,132	13,018	15,646,308
Additions	-	-	236,121	-	722	236,843
Depreciation expense	-	(137,266)	(483,423)	(8,506)	(4,376)	(633,571)
Impairment loss	(131,246)	(1,706,230)	(4,558,744)	(6,985)	(3,934)	(6,407,139)
Assets classified as held for sale	(181,131)	(2,354,755)	(6,291,484)	(9,641)	(5,430)	(8,842,441)
Balance at the end of the year	-	-	-	-	-	-

			Plant and	Motor	Office
	Land	Buildings	Equipment	Vehicles	Equipment	Total
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Year ended 30 June 2025
Balance at the beginning of the year	312,377	4,335,517	9,917,863	38,782	12,974	14,617,513
Additions	-	-	1,380,248	-	-	1,380,248
Reclassification	-	-	(2,555)	-	2,555	-
Depreciation expense	-	(137,266)	(198,026)	(13,650)	(2,511)	(351,453)
Balance at the end of the year	312,377	4,198,251	11,097,530	25,132	13,018	15,646,308

	Land	Buildings	Plant and Equipment	Motor Vehicles	Office Equipment	Total
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Year ended 30 June 2024
Balance at the beginning of the year	312,377	4,472,783	5,743,013	-	14,419	10,542,592
Additions	-	-	4,432,465	38,291	6,679	4,477,435
Reclassification	-	-	(8,094)	9,840	(1,746)	-
Depreciation expense	-	(137,266)	(249,521)	(9,349)	(6,378)	(402,514)
Balance at the end of the year	312,377	4,335,517	9,917,863	38,782	12,974	14,617,513

10.	Intangible Assets

	2026	2025	2024
	AUD$	AUD$	AUD$
Goodwill (Cost model) [1]	730,859	2,582,495	2,582,495
Technology	7,890,569	-	-
Software	5,042,206	-	-
Total Intangible assets	13,663,634	2,582,495	2,582,495

[1]	During the year ended June 30, 2026, the historical goodwill of AUD$2,582,495 relating to the legacy Australian oilseeds business was fully impaired and included within loss from discontinued operations, net of tax (refer to Note 4). The impairment was determined based on fair value less costs of disposal, referencing the nominal equity valuation and the purchaser’s contractual assumption of operational liabilities under the definitive disposal agreement. The ending goodwill balance of AUD$730,859 represents goodwill recognized from the acquisition of Rentbuddyuk on June 29, 2026 (refer to Note 5), measured in accordance with IFRS 3 based on independent valuation reports of acquired technology and identifiable net assets. Management determined that no impairment was required for Rentbuddyuk as of June 30, 2026.

Software
AUD$
Balance on June 30, 2025	-
Additions – acquired through business combination	92,432
Additions – internally developed	4,949,774
Amortization for the year[2]	-
Impairment	-
Exchange rate movements	-
Balance on June 30, 2026	5,042,206

[2]	TenantGraph software reached its intended available-for-use condition upon formal client milestone acceptance on June 29, 2026, resulting in nil active operating days and nil amortization for the year ended June 30, 2026.

11.	Other assets

Other assets of continuing operations as of June 30, 2026 consist of digital assets (USDT), tax prepayment and other current assets. Historical other assets and prepayments associated with the agricultural operations (AOI) have been reclassified to assets of the disposal group classified as held for sale as of June 30, 2026 pursuant to IFRS 5 (refer to Note 4).

(a) Other current assets

	2026	2025	2024
	AUD$	AUD$	AUD$
CURRENT
Digital Assets[1]	3,212,394	-	-
Prepayments	-	58,025	-
Tax prepayment	28,500	619,932	-
Other current assets	37,275	321,203	201,830
Total other current assets	3,278,169	999,160	201,830

[1]	Digital assets consist of cryptocurrencies received from equity financing and held by the Group, which are evaluated at the end of each reporting period. The cryptocurrency held by the Group is Tether (USDT), a fiat-backed stablecoin pegged to the U.S. dollar, with a carrying value of US$2,206,594 (AUD$3,212,394) as of June 30, 2026. During FY2026, the Group received US$8.4 million (AUD$12.24 million) in USDT from private placement proceeds, utilized US$4.59 million (AUD$6.68 million) in USDT for the RentBuddyUK acquisition consideration, and deployed approximately US$1.60 million (AUD$2.34 million) in USDT toward software development for TenantGraph (capitalized within intangible assets per Note 10), leaving an ending balance of US$2,206,594 (AUD$3,212,394) carried at fair value.

(b) Prepayment of Equipment

	2026	2025	2024
	AUD$	AUD$	AUD$
NON-CURRENT
Prepayment of equipment	-	-	429,841

12.	Trade and Other Payables

	2026	2025	2024
	AUD$	AUD$	AUD$
CURRENT
Related parties - payable (refer note-25 (c))	-	5,755,168	589,166
Trade and other payables	6,622,148	6,989,462	9,866,518
Total trade and other payables	6,622,148	12,744,630	10,455,684

Trade and other payables are unsecured, non-interest bearing and are normally settled within 30 days. The carrying value of trade and other payables is considered a reasonable approximation of fair value due to the short-term nature of the balances.

13	Borrowings

(a)	Secured bank loan

In February 2024, Cootamundra Oilseeds Pty Ltd (“Cootamundra”), obtained an AUD$14 million bank facility to fund the expansion of the Cootamundra facility. Cootamundra has deployed the AUD$14 million bank facility as follows: (i) AUD$4 million was allocated for equipment finance, (ii) AUD$8 million for working capital to purchase canola seed with maximum trade advance tenor of 120 days with BBSY plus 1.5% margin rate per annum, and (iii) AUD$2 million for interest only loan over three years with interest rate of variable base rate minus a margin of 3.48% per annum for business growth and working capital related to the crushing plant’s expansion.

On February 14, 2024, Cootamundra drawdown on an equipment loan with the Commonwealth Bank of Australia for an aggregate principal amount of AUD$4,000,000 (the “Secured Bank Loan”). The loan has a term of 60 months and a variable interest rate of 7.73%. The Secured Bank loan is payable in twenty (20) quarterly payments of AUD$244,643, which commenced on May 19, 2024. Commonwealth Bank of Australia, as senior lender, has a total of $2 million secured by first mortgages over the Company’s freehold land and buildings. The financial assets pledged as collateral represent a floating charge and cannot be disposed of without the consent of the financier.

The following table summarizes outstanding borrowings as of 30 June 2026, 2025, and 2024:

	2026			2025			2024
	AUD$			AUD$			AUD$
	Current	Non-Current	Total	Current	Non-Current	Total	Current	Non-Current	Total

Equipment Finance secured bank loan	-	-	-	3,163,362	-	3,163,362	978,574	2,900,259	3,878,833
Interest only secured bank loan	-	-	-	2,000,000	-	2,000,000	-	2,000,000	2,000,000
Other loans	-	-	-	89,344	-	89,344	-	151,651	151,651
Trade finance facility	-	-	-	1,219,431	-	1,219,431	-	-	-
Total secured bank loan	-	-	-	6,472,137	-	6,472,137	978,574	5,051,910	6,030,484
Unused trade finance facility	-	-	-	-	-	6,780,934	-	-	8,000,000

During the year ended June 30, 2026, the Group had total drawdowns of secured bank borrowings of AUD$9,739,690 and repayments of AUD$9,270,910 (resulting in net borrowings of AUD$468,780), increasing aggregate bank borrowings from AUD$6,472,137 as of June 30, 2025 to AUD$6,940,917 as of June 30, 2026, all of which were reclassified to liabilities held for sale (refer to Note 4).

(b) Convertible Note- Current Liabilities

In connection with the closing of the Business Combination on 21 March 2024, the Company closed the private placement, pursuant to the private offering rules under the Securities Act of 1933, as amended (the “Securities Act”), of the Arena Warrants and Debentures pursuant to the Securities Purchase Agreement dated August 23, 2023 between the Company, AOI, EDOC, certain AOI subsidiaries and Arena Investors, LP (the “PIPE Investors”) and executed the Arena Transaction Documents including the 10% Original Issue Discount Secured Convertible Debenture, the Arena Warrant, the Registration Rights Agreement and related documents.

On February 29, 2024, the Company entered into Amendment No.3 to the Securities Purchase Agreement for the purchase and sale of Debentures and Warrants.

The following table summarizes the outstanding Convertible Note as of June 30, 2026, 2025, and 2024:

	2026	2025	2024
	AUD$	AUD$	AUD$
Principal value of Convertible Note	-	1,590,100	1,874,574
Debt discount[1], net of amortization	-	(420,410)	(692,621)
Convertible Note	$-	$1,169,690	$1,181,953

[1]	The debt discount includes the following and is amortized over 18 months:

	June 30, 2026	June 30, 2025
	AUD $	AUD$
10% OID	-	340,832
Fair value of Ordinary share Warrants	-	117,193
Fair value of Penny Warrants	-	218,107
Equity component	-	140,495
Total debt discount	-	816,627
Less: amortization	-	(396,217)
Debt discount at year end	$	$420,410

As at 30 June 2026, the Convertible Note was fully settled through partial conversion into 420,066 Class A Ordinary Shares, recognized in share capital (AUD$63) and share premium (AUD$373,462) for a total of AUD$373,525 (refer to Note 14), and pursuant to the Arena Settlement Agreement (refer to Item 4.A); accordingly, there was no remaining principal or unamortized debt discount.

14.	Issued Capital

Following the Business Combination, the Company has authorized 555,000,000 shares including 500,000,000 Class A Ordinary Shares, 50,000,000 Class B Ordinary Shares, and 5,000,000 Preference Shares, each of par value $0.0001 per share. In addition, the Company has three classes of warrants (i.e., Private Placement warrants, the Representative warrants, the Penny warrants, and the Arena Ordinary share warrants) issued and outstanding.

	30 June 2026		30 June 2025		30 June 2024
	Number of shares (Class A)	Share Capital AUD$	Number of shares (Class A)	Share Capital AUD$	Number of shares (Class A)	Share Capital AUD$
Issuance of shares to AOI shareholders	18,646,643	2,860	18,646,643	2,860	18,646,643	2,860
Issuance of shares to SPAC shareholders	124,768	19	124,768	19	124,768	19
Issuance of shares to SPAC Founders	2,666,900	409	2,666,900	409	2,666,900	409
Conversion of JSKS Loan	4,452,479	445	4,452,479	445	-	-
Conversion of convertible notes	792,023	108	371,957	45	150,000	23
Issuance of shares in exchange for advisory services	694,391	107	694,391	107	694,391	107

Conversion of convertible notes	941,400	144	941,400	144	941,400	144

Issuance of commitment fee shares-Arena	1,750,000	261	-	-	-	-
Issuance of shares to PIPE shareholders	18,800,000	2,628	-	-	-	-
	48,868,604	6,981	27,898,538	4,029	23,224,102	3,562

●	There was no movement in class B ordinary shares, preference shares.

Share premium:

	30 June 2026	30 June 2025	30 June 2024
	Share Premium	Share Premium	Share Premium
Issuance of shares to AOI shareholders	2,579,627	2,579,627	2,579,627
Issuance of shares to SPAC shareholders	3,024,191	3,024,191	3,024,191
Issuance of shares to SPAC Founders	(5,791,835)	(5,791,835)	(5,791,835)
Conversion of JSKS Loan	4,998,067	4,998,067	-
Conversion of convertible notes	2,904,266	2,530,804	2,300,590
Issuance of shares in exchange for advisory services	(107)	(107)	(107)
Conversion of rights	(144)	(144)	(144)
Issuance of convertible note – equity component	140,495	140,495	140,495
Recapitalization costs	16,126,854	16,126,854	16,126,854
Issuance of commitment fee shares-Arena	1,867,361	-	-
Issuance of shares to PIPE shareholders	398,530	-	-
Subtotal	26,247,305	23,607,952	18,379,671
Less:
Costs attributable to the issuance of shares in connection with the business combination	(1,315,013)	(1,315,013)	(1,315,013)
Total share premium	24,932,292	22,292,939	17,064,658

15.	Warrants

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis on June 30, 2026, 2025, and 2024, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description:	Level	30 June 2026	30 June 2025	30 June 2024
		$AUD	$AUD	$AUD
Liabilities:
Warrant liability—Private and Representative Warrants	3	16,500	9,619	12,676
Warrant liability—Penny Warrants	3	-	102,820	146,730
Warrant liability—Arena Ordinary Share Warrants	3	64,500	68,479	79,207
Warrant liability—PIPE Financing Warrants	3	22,164,000	-	-
Total		22,245,000	180,918	238,613

The Company accounts for the Public warrants, the Private Placement warrants, the Representative warrants, the Penny warrants, the Arena Ordinary share warrants, and the PIPE Financing warrants in accordance with the guidance contained in IAS 32 and IFRS Accounting Standards 9 under which the Public warrants meet the criteria for equity treatment and are recorded as equity due to the settlement provision in the warrant agreement. In accordance with IAS 32 and IFRS Accounting Standards 9, the Private Placement warrants, Representative warrants, the Penny warrants, Arena Ordinary share warrants, and the PIPE Financing warrants (collectively the “Warrants”) are initially required to be classified as liability instruments in its entirety; therefore, the Warrants are required to be measured at fair value at each reporting period with changes in fair value recorded within earnings. During the year ended June 30, 2026, the Company changed the valuation technique for the 479,000 legacy Private Placement warrants from the Monte-Carlo simulation model to the Black-Scholes model, as the remaining contractual terms and features of these warrants no longer required the simulation of complex or path-dependent outcomes. The change has been accounted for prospectively as a change in accounting estimate in accordance with IFRS 13 and IAS 8 (refer to Note 2).

The following table presents the warrants outstanding and exercisable on June 30, 2026 and 2025:

Description:	30 June 2026	30 June 2025
Public warrants	9,000,000	9,000,000
Private Placement warrants	479,000	479,000
Representative warrants	450,000	450,000
Arena Ordinary share warrants	458,720	458,720
PIPE Financing warrants	18,800,000	-
Total warrants	29,187,720	10,387,720

Public, Private, and Representative Warrants

As part of EDOC’s IPO on 21 March 2024, EDOC issued warrants to third-party investors where each warrant entitles the holder to purchase one-half of one share of the Company’s ordinary shares at an exercise price of USD$11.50 per whole share (the “Public Warrants”). Simultaneously with the closing of the IPO, EDOC completed the private sale of warrants where each warrant allows the holder to purchase one share of the Company’s ordinary shares at USD$11.50 per share. Additionally, the Company issued to the underwriters a warrant (“Representative’s Warrant) to purchase up to 450,000 Class A ordinary shares stock at an exercise price of USD$12.00 per share.

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

Penny Warrants

In December 2025, the Company entered into a settlement agreement with Arena Business Solutions Global SPC II, Ltd. under which the equity line of credit facility was terminated, and a settlement agreement with the holders of the Arena debenture under which the securities purchase agreement dated August 23, 2023 and the related agreements were terminated. As a result, the Company’s contingent obligation to issue the Penny Warrants was extinguished, and the related contingent liability was derecognized, resulting in a gain on extinguishment of warrant liabilities of AUD$102,820 recognized in profit or loss during the year ended June 30, 2026.

PIPE Financing Warrants

During the year ended June 30, 2026, the Company completed two private placement offerings (the “PIPE Financings”), issuing an aggregate of 18,800,000 units comprising 18,800,000 Class A ordinary shares and 18,800,000 accompanying warrants, consisting of:

●	2,000,000 units issued in March 2026 at a purchase price of US$1.00 per unit, with each warrant exercisable to purchase up to two (2) Ordinary Shares at an exercise price of US$2.00 per share; and

●	16,800,000 units issued in April 2026 at a purchase price of US$0.50 per unit, with each warrant exercisable to purchase up to two (2) Ordinary Shares at an exercise price of US$0.70 per share.

Because the PIPE warrants contain settlement and exercise provisions that do not satisfy the fixed-for-fixed condition under IAS 32, they are classified as derivative financial liabilities measured at fair value through profit or loss under IFRS 9. As of June 30, 2026, the fair value of the PIPE warrant liability was AUD$22,164,000. Subsequent to June 30, 2026, each of the holders voluntarily surrendered all 18.8 million outstanding PIPE warrants and their associated rights for nil consideration, which was formally approved and ratified by the Board of Directors for cancellation. The transaction did not involve any cash outlay or give rise to any new liabilities for the Company, and the entire AUD$22,164,000 derivative financial liability will be fully derecognized in the subsequent period with no residual obligation; refer to Note 31 for details regarding this subsequent event.

16.	Lease liabilities and right-of-use assets

The Company’s leases include rental of a solar power system and plant space. Lease liabilities are secured by the related leased assets.

Solar power system lease

The solar power system lease has a term commencing on October 31, 2015 through December 31, 2035.

Land lease

The Company leases land in Cootamundra, Australia, where the oilseed processing plant and ancillary buildings accommodating the equipment and facilities are located. The Cootamundra land lease has a term commencing on January 1, 2023 through March 31, 2026.

Balances of the right-of use assets and lease liabilities are set forth on the accompanying statement of financial position.

The following table shows the remaining contractual maturities of the Company’s lease liabilities and the right-of-use assets as of June 30, 2026, 2025, and 2024:

(a) Right-of-use assets	2026	2025	2024
At cost	-	1,347,718	1,347,718
Less accumulated amortization	-	(499,354)	(403,298)
Total Right of Use assets	-	848,364	944,420

	2026	2025	2024
(b) Lease liabilities
Within 1 year (Current)	-	89,109	89,109
After 1 year but within 2 years	-	80,750	80,750
After 2 years but within 5 years	-	224,930	224,930
After 5 years	-	407,555	573,667
Non-current liabilities	-	713,235	879,347
Total lease liabilities	-	802,344	968,456

During the year ended June 30, 2026, lease payments of AUD$245,168 were made in respect of discontinued operations. As of June 30, 2026, right-of-use assets of AUD$534,868 and total lease liabilities of AUD$557,176 relating to the Australian Oilseeds business were reclassified to assets and liabilities held for sale within discontinued operations (refer to Note 4).

17.	Revenue

The Company derives its revenue from continuing operations principally from platform services. Disaggregation of revenue from continuing operations for the years ended June 30, 2026, 2025, and 2024 is as follows:

	Year Ended June 30,
	2026	2025	2024
Continuing operations
Platform Services	1,179,071	-	-
Total revenues from continuing operations	1,179,071	-	-

Disaggregation of revenue relating to discontinued operations is presented in Note 4.

18.	Cost of Sales

	Year Ended June 30,
	2026	2025	2024
Continuing operations
Platform Services	397,937	-	-
Total cost of sales from continuing operations	397,937	-	-

Disaggregation of cost of sales relating to discontinued operations is presented in Note 4.

19.	General and administrative expenses

	Year Ended June 30,
	2026	2025	2024
Continuing operations
Professional fees	411,989	460,513	480,497
Audit fee	356,669	437,127	-
Employee costs	663,841	-	-
Other expenses	190,116	78,910	130,612
Travel expenses	22,926	64,205	-
Total general and administrative expenses from continuing operations	1,645,541	1,040,755	611,109

Disaggregation of general and administrative expenses relating to discontinued operations is presented in Note 4.

20.	Key management personnel compensation

Key management personnel remuneration included within employee expenses for the year is shown below:

	2026	2025	2024
	AUD$	AUD$	AUD$
Continuing operations
Short-term employee benefits	97,273	-	-
Post-employment benefits	12,000	-	-
Total - Continuing operations	109,273	-	-

Discontinued operations
Short-term employee benefits	188,423	525,685	236,154
Post-employment benefits	31,800	60,454	27,158
Total - Discontinued operations	220,223	586,139	263,312

●	Key management personnel during FY 2026, FY 2025 and FY 2024 were:

FY 2024: Gary Seaton (CEO) and Bob Wu (CFO).

FY 2025: Gary Seaton (CEO), Bob Wu (CFO, resigned in February 2025), Amarjeet Singh (CFO from February 2025) and Sathya Kondala Rao (Factory Head).

FY 2026: Gary Seaton (Co-CEO), Jamie Mohammed Zamal (Co-CEO, appointed in November 2025 and resigned in January 2026), Saw Khoon Ming (Co-CEO, appointed in January 2026), Amarjeet Singh (CFO, resigned in March 2026), Honglei Jiang (CFO, appointed in March 2026) and Sathya Kondala Rao (Factory Head).

21.	Finance Expenses

	2026	2025	2024
	AUD$	AUD$	AUD$
Continuing operations
Commitment fee- Arena	1,867,623	-	-
Amortization of debt discount	-	272,209	-
Unrealized loss on digital assets	5,038	-	-
Interest expense	81,313	49,929	158,643
Total finance expenses from continuing operations	1,953,974	322,138	158,643

Disaggregation of finance expenses relating to discontinued operations is presented in Note 4.

22.	Income Tax Expense

	2026	2025	2024
	AUD$	AUD$	AUD$
Continuing operations
Current taxes	-	-	-
Deferred tax benefit	(12,449)	-	-
Income tax expense from continuing operations	(12,449)	-	-

Reconciliation of income tax to accounting profit:

	2026	2025	2024
	AUD$	AUD$	AUD$
(Loss) before Tax from continuing operations	(10,700,301)	(1,320,021)	(23,838,171)
Tax rate (a)	0-25%	30%	30%
Tax at applicable statutory rate	(9,936)	(396,006)	(7,151,451)
Less:
Tax offset of Research & Development incentive	-	-	-
Tax effect of transaction cost to be amortized over the time	-	-	-
Recoupment of unrecognized prior year tax losses/Other tax adjustments	(9,936)	396,006	7,151,451
Current income tax expense	-	-	-
Deferred income tax benefit	(12,449)	-	-
Total income tax expense	(12,449)	-	-

(a)	The Group is subject to income taxes in the jurisdictions in which it operates. For the year ended June 30, 2026, the applicable statutory corporate income tax rates were 21% in the United States and 25% in the United Kingdom, while entities incorporated in the British Virgin Islands and the Cayman Islands were subject to a 0% corporate income tax rate. For the years ended June 30, 2025 and 2024, the applicable statutory income tax rate was 30% in Australia.

*	Deferred tax assets amounting to $12,449 were recognized during the year, arising from the current period tax losses of continuing operations.
*	Deferred tax liabilities of $1,972,642 were recognized during the year, arising from fair value adjustments on acquisition.

23.	(Loss) Earnings per share

(a)	Basic (loss) per share

	2026	2025	2024
	AUD$	AUD$	AUD$
Continuing operations
Basic (loss) earnings per share attributable to the ordinary equity holders of the company	(0.32)	(0.06)	(1.18)

Discontinued operations
Basic (loss) earnings per share attributable to the ordinary equity holders of the company	(0.25)	-	0.11
Total	(0.57)	(0.06)	(1.07)

(b)	Diluted earnings per share

	2026	2025	2024
	AUD$	AUD$	AUD$
Continuing operations
Diluted (loss) earnings per share attributable to the ordinary equity holders of the company	(0.32)	(0.06)	(1.18)

Discontinued operations
Diluted (loss) earnings per share attributable to the ordinary equity holders of the company	(0.25)	-	0.11
Total	(0.57)	(0.06)	(1.07)

For the years ended June 30, 2026, 2025 and 2024, potential ordinary shares issuable upon the exercise of warrants and convertible notes were excluded from the diluted EPS calculation because their effect would be anti-dilutive due to the net losses incurred (IAS 33.41).

(c)	Weighted average number of shares used as the denominator

	2026	2025	2024
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	33,309,367	23,640,568	19,900,741
Adjustments for calculation of diluted earnings per share:	-	-	-
Amounts uncalled on partly paid shares and calls in arrears	-	-	-
Options	-	-	-
Deferred shares	-	-	-
Convertible notes	-	-	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	33,309,367	23,640,568	19,900,741

24.	Cash Flow Information

(a)	Reconciliation of result for the year to cashflows from operating activities — Continuing operations

Reconciliation of net loss to net cash used in operating activities from continuing operations:

	2026	2025	2024
Loss for the year from continuing operations	(10,687,852)	(1,320,021)	(23,838,171)
Non-cash flows in loss:
– amortization of debt discount	-	272,209	-
– recapitalization expense	-	-	16,301,915
– gain on extinguishment of warrant liabilities	(102,820)	-	-
– day-1 loss on warrant liabilities	12,321,980	-	-
– change in fair value of warrants	(4,732,050)	(42,872)	(141,874)
– unrealized loss on digital assets	5,038	-	-
– exchange rate effect	7,492	(1,388)	-
– deferred tax benefit	(12,449)	-	-
Changes in assets and liabilities:
– (increase)/decrease in trade and other receivables	(873,490)	-	-
– increase/(decrease) in trade and other payables	1,310,100	1,092,072	7,678,130
Cash flows used in operating activities from continuing operations	(2,764,051)	-	-

Continuing operations had no third-party borrowings or lease liabilities during fiscal year 2026. For discontinued operations, cash flows and movements in borrowings and lease liabilities arising from financing activities are set out in Note 4, Note 13(a) and Note 16.

Significant non-cash investing and financing activities were as follows:

	2026	2025	2024
Settlement of convertible note	796,165	-	-
Issuance of commitment fee shares	1,867,622	-	-
Disbursement of third-party loan	4,028,463	-	-
Settlement of promissory notes-related party	1,239,502	-	-
Initial recognition of derivative warrant liabilities	26,898,952	-	-
Extinguishment of penny warrant liabilities	102,820	-	-
Change in fair value of warrant liabilities	4,732,050	42,872	141,874
PIPE financing received in USDT digital assets	12,228,854	-	-
Receivable from founder for USDT share subscription funds	6,529,191	-	-
Software platform acquired through business combination	92,432	-	-
Capitalization of TenantGraph software platform settled via USDT digital assets and payable	4,949,774	-	-
Conversion of related party loan to equity	-	4,998,512	-
Conversion of convertible note to equity	373,525	230,236	-
Accrued expenses and warrant liabilities assumed upon closing of the merger with EDOC	-	-	5,938,467
Promissory note – related party assumed upon closing of the merger with EDOC	-	-	1,216,928

Net cash flows attributable to discontinued operations from operating, investing, and financing activities are presented in Note 4.

25.	Related Parties

(a)	The Company’s main related parties are as follows:

Key management personnel — refer to Note 20.

Other related parties include close family members of key management personnel and entities that are controlled or significantly influenced by those key management personnel or their close family members and American Physicians, LLC, shareholders from the Sponsor of EDOC.

(b)	Transactions with related parties

During the year ended June 30, 2026, there were no related party transactions from continuing operations.

Related party transactions relating to the discontinued Australian Oilseeds Business for the years ended June 30, 2026, 2025 and 2024, are summarized below:

	Interest expense for the Year Ended 30 June 2026	Purchases of Oils for the Year Ended 30 June 2026	Sales of Meals for the Year Ended 30 June 2026	Other Sales for the Year Ended 30 June 2026	Management Fee for the Year Ended 30 June 2026	Lease for the Year Ended 30 June 2026
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Related parties
Energreen Nutrition Australia Pty Ltd.	379,133	11,988,900	5,222,583	429,170	262,000	14,901
Sunmania Pty Ltd.	-	1,582,611	-	24,472	-	91,000
Soon Soon Oilmills Sdn Bhd.	-	-	-	-	-	-

	Purchases of Oils for the Year Ended 30 June 2026	Other Purchases for the Year Ended 30 June 2026	Sales of Meals for the Year Ended 30 June 2026
	AUD$	AUD$	AUD$
Related parties
Energreen Nutrition Australia Pty Ltd.	11,988,900	429,170	5,222,583
Soon Soon Oilmills Sdn Bhd. *	1,046,048	-	-

	Purchases of Seed for the Year Ended 30 June 2025	Purchases of Oils for the Year Ended 30 June 2025	Sales of Meals for the Year Ended 30 June 2025	Other Sales for the Year Ended 30 June 2025	Management Fee for the Year Ended 30 June 2025	Lease for the Year Ended 30 June 2025
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Related parties
Energreen Nutrition Australia Pty Ltd.	14,376,490	761,925	5,818,454	217,909	357,000	21,351
Soon Soon Oilmills Sdn Bhd. *	-	699,200	-	-	-	-
Sunmania Pty Ltd.	-	-	-	32,868	-	77,000

	Purchases of Seed for the Year Ended 30 June 2024	Sales of Meals for the Year Ended 30 June 2024	Management Fee for the Year Ended 30 June 2024
	AUD$	AUD$	AUD$
Related parties
Energreen Nutrition Australia Pty Ltd.	12,651,382	4,838,204	312,000
Soon Soon Oilmills Sdn Bhd. *	-	2,234	-
Sunmania Pty Ltd.	104,000	-	-

*	Gary Seaton has a 20% share of Soon Soon Oilmills Sdn Bhd.

(c)	Loans to/from related parties

The current loans are payable on demand and the non-current loans have a maturity date which is more than 12 months from the date of 30 June 2026.

	Balance
	as of 30 June 2026
	Current	Non-current	Total principal
	AUD$	AUD$	AUD$
Continuing operations
Related party loan receivable (Note 7)
Hailing Fan	6,529,191	-	6,529,191
Total related party loan receivable - Continuing operations (Note 7)	6,529,191	-	6,529,191

*	During the year ended June 30, 2026, Rentbuddyuk advanced two interest-free, unsecured loans totaling 4,590,000 USDT (equivalent to AUD$6,529,191) to Ms. Hailing Fan, comprising 918,000 USDT advanced on 24 April 2026 and 3,672,000 USDT advanced on 27 April 2026. Under the respective loan agreements, these loans are unsecured, bear no interest, and were contractually repayable in USDT on or before 2 October 2026, with early repayment permitted in whole or in part without penalty. Subsequent to the reporting date and prior to the authorization of these financial statements, the entire principal amount of 4,590,000 USDT (AUD$6,529,191) was fully collected in USDT pursuant to the contractual terms (refer to Item 5 and Note 2(b)).

The current loans are payable on demand and the non-current loans have a maturity date which is more than 12 months from the date of 30 June 2025.

	Balance
	as of 30 June 2025
	Current	Non-current	Total principal
	AUD$	AUD$	AUD$
Discontinued operations
Related party loans payable
Energreen Nutrition Australia Pty Ltd. Loan	5,728,571	588,688	6,317,259
CQ Oilseeds Pty Ltd. loan	-	59,371	59,371
Sunmania Pty Ltd loan	152,000	40,000	192,000
Total related party loans payable - Discontinued operations	5,880,571	688,059	6,568,630

Energreen Nutrition- Related party loan receivable - Discontinued operations (Note 7)	633,733	-	633,733

Trade payable (related party) (Note-12)
Energreen Nutrition Australia Pty Ltd.	5,563,563	-	5,563,563
Soon Soon Oilmills	153,105	-	153,105
Sunmania Pty Ltd	38,500	-	38,500
Total trade payable due to related parties - Discontinued operations (Note 12)	5,755,168	-	5,755,168

Trade receivable (related party) (Note 7)
Energreen Nutrition	30,040	-	30,040
Sunmania Pty Ltd	14,346	-	14,346
Total trade receivable due from related parties - Discontinued operations (Note 7)	44,386	-	44,386

The current loans are payable on demand and the non-current loans have a maturity date which is more than 12 months from the date of 30 June 2024.

	Balance
	as of 30 June 2024
	Current	Non-current	Total
	AUD$	AUD$	AUD$
Discontinued operations
Related party loans payable
Energreen Nutrition Australia Pty Ltd. Loan	3,863,250	-	3,863,250
JSKS Enterprises Pty Ltd. Loan	100,925	4,431,136	4,532,061
CQ Oilseeds Pty Ltd. loan		59,371	59,371
Sunmania Pty Ltd loan	152,000	40,000	192,000
Less: Origin Food loan receivable	(4,514)	-	(4,514)
Total related party loans payable - Discontinued operations	4,111,661	4,530,507	8,642,168

Energreen Nutrition Australia Pty Ltd. accounts payable - Discontinued operations (Note 12)	589,166	-	589,166

During the year ended June 30, 2025, the related party loan amounting to AUD 4,998,512 owed to JSKS Enterprises Pty Ltd., which is the trustee of Gary Seaton Family Trust, was converted into equity shares.

For the year ended June 30, 2024, a related party loan is owed to JSKS Enterprises Pty Ltd., which is the trustee of Gary Seaton Family Trust, and interest rate charge is 6% per annum. to be repaid within 12 months after the year end, and the remaining principal shall be repaid more than 12 months after the year end.

For the years ended June 30, 2026, 2025 and 2024 a related party loan is owed to Energreen Nutrition Australia Pty Ltd., which is controlled by Gary Seaton, and interest rate charge is 6% per annum and expected to be repaid in full within 12 months after the year end.

For the years ended June 30, 2025 and 2024 the remaining related party loan relates to an interest free loan owed to CQ Oilseeds Pty Ltd.

(d) Promissory Notes

	American Physicians LLC
	Promissory notes
	Current	Non-current	Total principal
	AUD$	AUD$	AUD$
Balance as on 30th June 2026	-	-	-
Balance as on 30th June 2025[1]	1,538,322	-	1,538,322
Balance as on 30th June 2024[2]	968,216	273,676	1,241,892

[1]	Includes $74,892 of accrued interest.
[2]	Includes $24,964 of accrued interest.

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

Accrued interest on the First Promissory Note and the Second Promissory Note was AUD$74,892 as of June 30, 2025. Accrued interest on the First Promissory Note and the Second Promissory Note was AUD$24,964 as of June 30, 2024.

During the year ended June 30, 2026, all remaining obligations under the promissory notes owed to American Physicians, LLC, including outstanding principal and accrued interest, were fully settled and extinguished through repayments made on behalf of the Company. Accordingly, the balance as of June 30, 2026 is nil.

26.	Fair value measurement

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurement are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

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

The fair values of cash and cash equivalents, prepaid assets, accounts payable and accrued expenses are estimated to approximate the carrying values as of June 30, 2026, 2025, and 2024 due to the short maturities of such instruments.

The following table provides quantitative information regarding Level 3 fair value measurements for Private Warrants as of June 30, 2026 and 2025. The Representative Warrants were valued using similar information, except for the strike price which is USD$12.

	June 30, 2026	June 30, 2025	June 30, 2024
	US$	US$
Exercise price	$11.50	$11.50	$11.5
Share price	$0.58	$0.75	$0.97
Volatility	98.3%	73.6%	54.9%
Expected life	2.73	3.73	4.73
Risk-free rate	4.15%	3.72%	4.33%
Dividend yield	-%	-%	-%

Management determines the fair values of warrant liabilities using Black-Scholes and Monte-Carlo simulation models with the assistance of independent external valuation specialists. During the year ended June 30, 2026, the valuation technique for the 479,000 legacy Private Placement warrants was changed from the Monte-Carlo simulation model to the Black-Scholes model, because the remaining contractual terms and features of these warrants no longer required the simulation of complex or path-dependent outcomes. Management considers that the Black-Scholes model results in a measurement that is equally or more representative of fair value in the circumstances, as required by IFRS 13.65. Valuation assumptions—including expected share price volatility derived from historical peer comparisons, risk-free interest rates based on government bond yields, and expected option lives—are reviewed and approved by management at each reporting date.

The following table provides quantitative information regarding Level 3 fair value measurements for the Penny Warrants and the Arena Ordinary Share Warrants as of June 30, 2026, 2025 and 2024.

	June 30,	June 30,	June 30,
	2026	2025	2024
	US$	US$	US$
Exercise price	92.5% of average lowest daily VWAP during the 10 preceding trading days	92.5% of average lowest daily VWAP during the 10 preceding trading days	92.5% of average lowest daily VWAP during the 10 preceding trading days
Share price	0.58	0.75	0.97
Volatility	98.3%	73.6%	54.9%
Expected life	2.73	3.77	4.83
Risk-free rate	4.15%	3.72%	4.33%
Dividend yield	-%	-%	-%

The following table provides quantitative information regarding Level 3 fair value measurements for the PIPE Financing Warrants as of June 30, 2026:

	March 2026 PIPE Warrants	April 2026 PIPE Warrants
	US$	US$
Exercise price	$2.00	$0.70
Share price	$0.58	$0.58
Volatility	98.3%	98.3%
Expected life	4.68	4.79
Risk-free rate	4.18%	4.19%
Dividend yield	-%	-%

The following table presents a summary of the changes in the fair value of the Private Placement Warrants, Representative Warrants, Arena Ordinary Share Warrants, Penny Warrants, and PIPE Financing Warrants, Level 3 liabilities, measured on a recurring basis.

	Private Placement	Representative	Arena Ordinary Share	Penny	PIPE Financing	Total Warrant Liabilities
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Fair value as of June 30, 2024	$12,655	$21	$79,207	$146,730	$-	$238,613
Change in fair value	(3,036)	(21)	(10,728)	(43,910)	-	(57,695)
Fair value as of June 30, 2025	$9,619	$-	$68,479	$102,820	$-	$180,918
Initial recognition upon issuance[2]	-	-		-	26,898,952	26,898,952
Change in fair value	6,881	-	(3,979)	-	(4,734,952)	(4,732,050)
Derecognition upon termination of agreement[1]	-	-	-	(102,820)	-	(102,820)
Fair value as of June 30, 2026	$16,500	$-	$64,500	$-	$22,164,000	$22,245,000

[1]	In December 2025, the contingent liability for Penny Warrants was derecognized and reduced to nil upon the termination of the related agreements with Arena under the settlement agreements entered into in December 2025 (refer to Note 15).

[2]	Represents the fair value of 18,800,000 warrants issued in connection with the private placements completed in March and April 2026, classified as derivative financial liabilities measured at fair value through profit or loss under IFRS 9. Subsequent to June 30, 2026, each of the holders voluntarily surrendered all 18.8 million PIPE warrants for nil consideration, which was formally approved and ratified by the Board of Directors for cancellation (refer to Note 15 and Note 31)

For the Level 3 warrant liabilities, a 10% increase or decrease in the underlying share price as of June 30, 2026, holding other assumptions constant, would increase or decrease the warrant liability and profit or loss by approximately AUD$2.2 million. In August 2026, all PIPE warrants were voluntarily cancelled and surrendered, eliminating this liability on a pro forma basis (refer to Note 31).

27.	Financial Risk Management Objectives and Policies

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

The main risks arising from the Company’s financial instruments are market risk, liquidity risk and credit risk. The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below:

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. The sensitivity analyses in the following sections relate to the position as at June 30, 2026, 2025, and 2024.

The Company was exposed to equity price risk through its derivative warrant liabilities. As of June 30, 2026, a 10% change in the share price would impact profit or loss by approximately AUD$2.2 million. This exposure was subsequently eliminated upon the cancellation of all PIPE warrants in August 2026.

Interest rate risk

The Company’s main interest rate risk arises from borrowings with variable interest rates, which expose the Company to cash flow interest rate risk. As of June 30, 2026, 2025, and 2024, the nominal amounts of borrowings from credit institutions with floating interest rates attributable to continuing operations were AUD$0, AUD$6,472,137, and AUD$6,030,484, respectively. As of June 30, 2026, all legacy bank borrowings associated with the discontinued Australian Oilseeds Business were classified as liabilities held for sale and excluded from the borrowings attributable to continuing operations disclosed above (refer to Note 4). Management closely monitors the effects of changes in interest rates on the Company’s interest rate risk exposures but does not currently undertake any hedging activities to mitigate such risks. Interest rate risk associated with these borrowings is considered limited given their short-term duration.

The table below shows the estimated effect on profit or loss and equity of a parallel shift of the interest rate curves up or down by one percent on loans without fixed interest rates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The calculation considers the effect of financial instruments with variable interest rates. The analysis is performed on the same basis for 2026, 2025, and 2024. As of June 30, 2026, floating-rate bank borrowings within the disposal group totaled AUD$6,940,917. A 100 basis point increase or decrease in interest rates on these borrowings prior to completion would affect discontinued operations profit or loss by approximately AUD$69,409. Following the completed disposal on July 27, 2026, the Group was unconditionally released from all obligations under these facilities (refer to Note 4 and Note 31).

Impact on loss before income taxes
	June 30, 2026	June 30, 2025
Interest rates - increase/decrease by 1%	Nil*	+/-12,301

*	As of June 30, 2026, the Company had no variable-rate borrowings in continuing operations following the reclassification of legacy bank borrowings to liabilities held for sale (refer to Note 4).

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables and amounts due from related parties.

The Company’s cash and cash equivalents are generally held with large financial institutions. Although the Company’s deposits may exceed federally insured limits, the financial institutions that the Company uses have high investment-grade credit ratings and, as a result, the Company believes that, as of June 30, 2026, its risk relating to deposits exceeding federally insured limits was not significant.

The Company has no significant off-balance sheet risk such as foreign exchange contracts, options contracts, or other hedging arrangements.

The Company believes its credit policies are prudent and reflect normal industry terms and business risk. The Company generally does not require collateral from its customers and generally requires payment from zero to 90 days from the invoice date with typical terms of 30 days. As of June 30, 2026, one customer accounted for 100.0% of the Company’s accounts receivable balance. As of June 30, 2025, three customers accounted for 50.5% of the Company’s accounts receivable balance. The Company manages this customer concentration risk by enforcing contractually structured milestone delivery and formal client acceptance certifications prior to invoicing and deployment.

In addition, as of June 30, 2026, the Company held related party loan receivables totaling AUD$6,529,191 (refer to Note 25(c)). This balance represented an unsecured, interest-free loan receivable of AUD$6,529,191 (US$4,590,000) from Ms. Hailing Fan acquired in connection with RentBuddyUK. Credit risk on this receivable was comprehensively mitigated as the entire principal amount of AUD$6,529,191 was fully collected in USDT subsequent to the balance sheet date in accordance with its contractual terms (refer to Item 5 and Note 2(b)).

Foreign currency risk

The Company’s reporting currency is Australian Dollars (“AUD”) and the Company’s subsidiary in the United Kingdom conducts its business and maintains its books and records in British Pounds (“GBP”) as its functional currency. The Company’s subsidiaries in the Cayman Islands, the British Virgin Islands, and the United States, maintain United States Dollars (“USD”) as their functional currencies. As a result, the Group is exposed to foreign exchange risk as the overseas subsidiaries’ results of operations may be affected by fluctuations in exchange rates against the AUD. If foreign currencies depreciate against the AUD, the value of the subsidiaries’ revenues, earnings, and assets as expressed in the Group’s AUD consolidated financial statements will decline. The Company do not use currency derivative contracts to hedge against foreign currency movements. Because a significant portion of the Company’s continuing liquid assets, primarily comprising the USDT holdings (US$2,206,594) and the USDT-denominated loan receivable from Ms. Hailing Fan (US$4,590,000 / AUD$6,529,191), is denominated in U.S. dollars, material fluctuations in the exchange rate between the AUD and USD could have an impact on the Company’s reported net assets and results of operations. The receivable was fully collected in USDT after year-end. USD/AUD exchange-rate exposure remains while the proceeds are held in USDT. Notably, foreign exchange risk associated with the loan receivable was completely eliminated subsequent to year-end upon its full collection in USDT prior to the issuance of this report. Additionally, the Company’s USDT holdings are subject to stablecoin peg and digital asset market risks.

Liquidity risk

The Company limits its liquidity risk primarily from the funds generated from operations to settle supplier dues and provide the Company with sufficient funds to enable it to meet its financial obligations as they fall due.

The table below summaries the maturities of the Company’s undiscounted financial  liabilities, based on contractual payment dates.

	On demand	Less than 3 months	3 months to 1 year	Over 1 year	Total
	AUD$	AUD$	AUD$	AUD$	AUD$
June 30, 2026
Continuing operations
Trade and other payables	-	-	6,622,148	-	6,622,148
Total continuing operations	-	-	6,622,148	-	6,622,148
Liabilities classified as held for sale [1]
Lease liabilities	-	26,961	68,961	693,000	788,922
Secured borrowings	-	2,797,192	741,266	3,720,498	7,258,956
Trade and other payables	-	-	6,876,484	-	6,876,484
Amount due to related parties	-	-	6,538,008	245,345	6,783,353
Total liabilities held for sale	-	2,824,153	14,224,719	4,658,843	21,707,715
Total	-	2,824,153	20,846,867	4,658,843	28,329,863
June 30, 2025
Lease liabilities	-	22,277	66,832	790,235	879,344
Promissory notes	-	1,026,874	511,448	-	1,538,322
Convertible note	-	-	1,169,690	-	1,169,690
Secured borrowings	-	1,219,066	966,880	4,286,191	6,472,137
Income tax payable	-	-	-	-	-
Trade and other payables	-	4,083,460	5,755,168	2,906,002	12,744,630
Amount due to related parties	-	-	5,880,571	688,059	6,568,630
Total	-	6,351,677	14,350,589	8,670,487	29,372,753
June 30, 2024
Lease liabilities	-	31,962	95,885	1,107,924	1,235,771
Promissory notes	-	-	943,252	-	943,252
Convertible note	-	-	1,181,953	-	1,181,953
Secured borrowings	-	-	489,287	5,541,197	6,030,484
Income tax payable	-	128,927	184,036	-	312,963
Trade and other payables	-	5,171,490	1,533,687	3,161,341	9,866,518
Amount due to related parties	-	589,166	3,522,495	4,530,507	8,642,168
Total	-	5,921,545	7,950,595	14,340,969	28,213,109

[1]	Represents the contractual undiscounted payments for borrowings, lease liabilities, and related party loans of the Disposal Group classified as held for sale as of June 30, 2026 (refer to Note 4). These liabilities remained contractually outstanding as of June 30, 2026 and were subsequently assumed by the purchaser upon closing of the disposal on July 27, 2026.

28.	Recapitalization Costs

The difference in the fair value of the shares issued by the Company, the accounting acquirer, and the fair value of the SPAC’s accounting acquiree’s identifiable net assets represent a service received by the accounting acquirer. This difference is considered as cost of listing (recapitalization) and recorded in the consolidated profit or loss and other comprehensive income.

The following table displays the calculation of the listing costs recognized for the year ended June 30, 2024:

	Number of shares/warrants	At Closing Date
		AUD$
Net deficit from SPAC transferred to the Company	-	7,048,439
Class A Ordinary Shares	1,066,168	-
Founder shareholders and other advisors	2,666,900	-
Total shares issued to SPAC	3,733,068	-
Diluted share price at Closing Date	4.32	-
Total value transferred to the SPAC	-	16,126,854
Recapitalization costs	-	23,210,293

29.	Legacy cost commitments

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

As of June 30, 2026, the Company has paid USD$300,000 to EGS and all outstanding amounts owed to EGS were fully settled by December 2025.

As of June 30, 2026, the Company has paid USD$1,321,250 to IBankers (IBS) and all outstanding amounts owed to IBS were fully settled by December 2025.

As of June 30, 2026, the Company has no outstanding legacy cost commitments.

30.	Net Tangible Assets

Net tangible assets per ordinary share have been determined using the net assets on the consolidated statement of financial position adjusted for non-controlling interests, intangible assets and goodwill.

31.	Events Occurring After the Reporting Date

These consolidated financial statements were formally approved and authorized for issue by the Board of Directors on November 3, 2026.

Disposal of Australian Oilseeds Investments Pty Ltd

On July 27, 2026, the Group completed the disposal of its legacy Australian oilseed-processing disposal group (comprising Australian Oilseeds Investments Pty Ltd and its subsidiaries Cowcumbla Investments Pty Ltd, Cootamundra Oilseeds Pty Ltd, and Good Earth Oils Pty Ltd) pursuant to a share purchase agreement with Trusha Realty Pte Ltd, a Singapore-based purchaser. The consideration for the sale comprised nominal cash consideration of US$1.00, together with the mutual waiver of all intercompany balances and the release of the Company from all guarantees in respect of obligations of the disposal-group entities. The disposal-group met all criteria to be classified as held-for-sale under IFRS 5 as of 30 June 2026 and has been presented as a discontinued operation in these consolidated financial statements. Accordingly, the assets and liabilities of the disposal group are separately classified as held-for-sale in the consolidated statement of financial position at the reporting date; comparative statements of profit or loss and consolidated statements of cash flows have been retrospectively restated to re-present the historical operating results and cash flows of this business within discontinued operations. This disposal represents a non-adjusting event after the reporting period under IAS 10.

Following completion of the divestment, the Group’s continuing operations consist primarily of the UK-based property-related financial services business of RentBuddyUK Limited, in which the Group acquired a 51% controlling interest on 29 June 2026.

Upon completion of the disposal of the legacy oilseeds processing business on July 27, 2026, the purchaser contractually assumed all outstanding bank borrowings and operating liabilities of the disposal group in exchange for nominal consideration of US$1.00 and the unconditional release of the Group from all related corporate guarantees. Based on preliminary management accounts of the disposal group at the completion date, the Group expects to recognize a preliminary loss on disposal of approximately AUD$1.60 million in fiscal year 2027, subject to final post-closing adjustments.

Cancellation of Warrants

On January 29, 2026, the Company entered into a securities purchase agreement (the “First SPA”) with certain accredited investors for a private placement of up to 2,000,000 units at a purchase price of US$1.00 per unit, each unit consisting of (i) one Class A ordinary share of the Company, par value US$0.0001 per share (the “Ordinary Shares”), and (ii) one warrant to purchase up to two Ordinary Shares at an exercise price of US$2.00 per share (the “First Tranche Warrants”), which closed on March 6, 2026.

On March 25, 2026, the Company entered into a securities purchase agreement (the “Second SPA”, and together with the First SPA, the “SPAs”) with certain accredited investors, non-US Persons and other qualified purchasers for a private placement of up to 16,800,000 units at a purchase price of US$0.50 per unit, each unit consisting of (i) one Ordinary Share and (ii) one warrant to purchase up to two Ordinary Shares at an exercise price of US$0.70 per share (the “Second Tranche Warrants”, and together with the First Tranche Warrants, the “PIPE Warrants”), which closed on April 17, 2026.

Further to discussions between the Company and each of the holders of the PIPE Warrants (each, a “Holder”, and collectively, “Holders”), the Company and the Holders agreed to cancel and terminate the PIPE Warrants in their entirety, and the Holders agreed to voluntarily surrender the PIPE Warrants for cancellation and to waive and release all of their rights thereunder. On August 26, 2026, the Board of Directors of the Company held a board meeting and approved of the cancellation of the PIPE Warrants, including the form of the Warrant Cancellation, Waiver And Release Agreement (“Warrant Cancellation Agreement”). Under the Warrant Cancellation Agreement, the Company and each of the Holders agreed to cancel the PIPE Warrants held by each such Holder, and each of the Holders irrevocably and unconditionally waived and released all claims relating to such PIPE Warrants. The Warrant Cancellation Agreement also contains customary representations and warranties of both the Holder and the Company. The Company has entered into the Warrant Cancellation Agreement with each of the Holders, and all of the PIPE Warrants have been cancelled.

As of June 30, 2026, the warrants remained outstanding and were measured at fair value. The cancellation will be accounted for in the subsequent period.

Private Placement

On October 12, 2026, the Company completed a private placement of 18,240,000 Class A ordinary shares at a purchase price of US$0.2193 per share, for aggregate gross proceeds of approximately US$4.0 million before deducting offering expenses, under a securities purchase agreement with certain investors. The shares were sold to non-U.S. persons in reliance on Regulation S under the Securities Act.

Proposed Share Consolidation and Extraordinary General Meeting

On October 23, 2026, the Company gave notice of an Extraordinary General Meeting of shareholders to be held on November 10, 2026, to vote on proposals including an 80-for-1 consolidation of the Company’s ordinary and preference shares (reverse stock split) and a corresponding capital reorganization to support continued compliance with Nasdaq listing requirements.

Collection of Related Party Loan Receivable

Subsequent to June 30, 2026, the Company fully collected the outstanding unsecured loan receivable of AUD$6,529,191 due from Ms. Hailing Fan through the receipt of Tether (“USDT”). The collection settled the outstanding loan receivable in full.